PROSPECTUS                                     Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-10495

                               3,000,000 SHARES

                   CHEVY CHASE PREFERRED CAPITAL CORPORATION

         10 3/8% NONCUMULATIVE EXCHANGEABLE PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $50.00 PER SHARE)
                       EXCHANGEABLE INTO PREFERRED STOCK
                                      OF
                           CHEVY CHASE BANK, F.S.B.

                                --------------
  Chevy Chase Preferred Capital Corporation (the "Company") is hereby offering (the "Offering") 3,000,000 shares of its 10 3/8% Noncumulative Exchangeable Preferred Stock, Series A, par value $5.00 per share (the "Series A Preferred Shares"). Dividends on the Series A Preferred Shares are payable at the rate of 10 3/8% per annum of the liquidation preference (an amount equal to $5.1875 per annum per share), if, when and as declared by the Board of Directors of the Company. Dividends are not cumulative and, if declared, are payable quarterly in arrears on the fifteenth day of January, April, July and October in each year, commencing January 15, 1997. If no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. Dividends in each dividend period shall accrue from the first day of such period, whether or not declared or paid in the prior period.

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SERIES A PREFERRED SHARES OFFERED HEREBY. AMONG THE RISKS THAT PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ARE THE FOLLOWING:

  . Significant decline in interest rates could have an adverse effect on the Company's cash flow;

  . Series A Preferred Shares may be exchanged for Bank Preferred Shares when the Bank is experiencing financial difficulties; the Bank Preferred Shares will not be listed on the NYSE and therefore will be an illiquid investment;

  . Federal regulators of the Bank could impose restrictions on the operations of the Company or the Company's ability to pay dividends;

  . Dividends are not cumulative;

  . Geographic concentration in Washington, D.C., Maryland and Virginia of properties securing the Company's initial mortgage asset portfolio;

  . The Company may not qualify as a REIT for federal income tax purposes and would therefore be subject to regular corporate income tax;

  . The Company may make distributions to the Bank in certain circumstances, which will reduce the assets of the Company available to make payments to the holders of Preferred Stock; and

  . Lack of prior operating history of the Company.
                                                       (continued on next page)

                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                           PRICE TO   UNDERWRITING  PROCEEDS TO
                                          PUBLIC(1)   DISCOUNT(2)  COMPANY(1)(3)
--------------------------------------------------------------------------------
Per Share..............................     $50.00       $1.875       $48.125
--------------------------------------------------------------------------------
Total(4)(5)............................  $150,000,000  $5,625,000  $144,375,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from December 3, 1996.
(2) The Company and the Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities
    Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $375,000.
(4) The Company has granted the several Underwriters an option exercisable within 30 days after the date hereof to purchase up to an additional 300,000 Series A Preferred Shares at the Price to Public, less the Underwriting Discount, solely to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $165,000,000, $6,187,500 and $158,812,500, respectively. See "Underwriting."
(5) In addition, the Bank will make capital contributions to the Company in amounts equal to the sum of the total Price to Public, the Underwriting Discount and the expenses of the Offering.

                                --------------
  The Series A Preferred Shares are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Series A Preferred Shares offered hereby will be made in New York, New York on or about December 3, 1996.

                                --------------
MERRILL LYNCH & CO.
                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
                                                              SMITH BARNEY INC.

                                --------------
               The date of this Prospectus is November 26, 1996.

(continued from previous page)

  The Series A Preferred Shares are not redeemable prior to January 15, 2007 (except upon the occurrence of a Tax Event, as described herein). On and after January 15, 2007, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus the quarterly accrued and unpaid dividend, if any, thereon, subject to the receipt of prior approval from the Office of Thrift Supervision (the "OTS"). The Series A Preferred Shares are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

  Each Series A Preferred Share will be exchanged automatically (the "Automatic Exchange") for one newly issued Series B preferred share (the "Bank Preferred Shares") of Chevy Chase Bank, F.S.B., a federally chartered and federally insured stock savings bank (the "Bank"), if the appropriate federal regulatory agency directs in writing (a "Directive") an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (the "Exchange Event"). CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH ELSEWHERE IN THIS PROSPECTUS. In the event of the Automatic Exchange, the Bank Preferred Shares would constitute a new series of preferred shares of the Bank, would have the same dividend rights, liquidation preference, redemption options and other attributes as the Series A Preferred Shares, except that the Bank Preferred Shares would not be listed on the New York Stock Exchange (the "NYSE"), and would rank pari passu in terms of cash dividend payments and liquidation preference with any outstanding shares of preferred stock of the Bank. In addition, the Bank's Debentures (as defined herein) would rank senior to the Bank Preferred Shares. Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily, and, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to the Bank or any security of the Bank. See "Description of Series A Preferred Shares--Automatic Exchange."

  Prior to this Offering, there has been no market for the Series A Preferred Shares. The Series A Preferred Shares have been approved for listing on the NYSE, subject to official notice of issuance, under the trading symbol "CCP PrA." The trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Shares. While the Bank intends to register the Bank Preferred Shares with the OTS, it does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the National Association of Securities Dealers Automated Quotation System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

  The Company has been formed for the purpose of acquiring, holding and managing real estate mortgage assets. The Company expects that all or substantially all of its mortgage assets will be purchased from the Bank and affiliates of the Bank. All of the shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), are owned by the Bank.

  The Company expects to qualify as a real estate investment trust ("REIT") for federal income tax purposes, commencing with the taxable year ending December 31, 1996. Individuals are not permitted to beneficially own more than 1% of any series of preferred stock of the Company, including the Series A Preferred Shares.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A PREFERRED SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY.........................................................    1
 The Company...............................................................    1
 The Bank..................................................................    2
 Risk Factors..............................................................    2
 The Offering..............................................................    4
 The Formation.............................................................    6
 Benefits to the Bank......................................................    6
 Business and Strategy.....................................................    7
 Tax Status of the Company.................................................    9
RISK FACTORS...............................................................   10
 Interest Rate Risk........................................................   10
 Certain Risks Associated with the Bank....................................   10
 Bank Preferred Shares Will Not be Listed on the NYSE......................   10
 Dividend and Other Regulatory Restrictions on Operations of the Company...   11
 Dividends Not Cumulative..................................................   12
 Geographic Concentration..................................................   12
 No Credit Enhancement or Special Hazard Insurance.........................   12
 Real Estate Market Conditions.............................................   13
 Delays in Liquidating Defaulted Mortgage Loans............................   13
 Legal Considerations......................................................   13
 Special Risks Relating to Commercial Mortgage Loans.......................   13
 Environmental Considerations..............................................   14
 Tax Risks.................................................................   14
 Risks Related to Balancing Distributions..................................   15
 No Operating History......................................................   16
 Dependence Upon the Bank as Advisor and Servicer..........................   16
 Relationship With the Bank and its Affiliates; Conflicts of Interest......   16
 Risk of Future Revisions in Policies and Strategies By Board of
  Directors................................................................   16
 Risk Associated With Leverage.............................................   17
 No Third Party Valuation of the Mortgage Assets; No Arm's-Length
  Negotiations With Affiliates.............................................   17
 No Prior Market for Series A Preferred Shares.............................   17
THE COMPANY................................................................   17
USE OF PROCEEDS............................................................   18
CAPITALIZATION.............................................................   19
BUSINESS AND STRATEGY......................................................   20
 General...................................................................   20
 Dividend Policy...........................................................   20
 Liquidity and Capital Resources...........................................   22
 General Description of Mortgage Assets; Investment Policy.................   22

 Acquisition of Initial Portfolio..........................................   23
 Management Policies and Programs..........................................   24
 Description of Initial Portfolio..........................................   26
 Servicing.................................................................   31
 Employees.................................................................   33
 Competition...............................................................   33
 Legal Proceedings.........................................................   33
MANAGEMENT.................................................................   34
 Directors and Executive Officers..........................................   34
 Independent Directors.....................................................   35
 Audit Committee...........................................................   35
 Compensation of Directors and Officers....................................   35
 Limitations on Liability of Directors and Officers........................   35
 The Advisor...............................................................   36
CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION............................   37
 The Formation.............................................................   37
 Benefits to the Bank......................................................   37
DESCRIPTION OF SERIES A PREFERRED SHARES...................................   40
 General...................................................................   40
 Dividends.................................................................   40
 Automatic Exchange........................................................   41
 Voting Rights.............................................................   42
 Redemption................................................................   43
 Rights Upon Liquidation...................................................   44
 Independent Director Approval.............................................   44
 Restrictions on Ownership.................................................   44
DESCRIPTION OF CAPITAL STOCK...............................................   45
 Common Stock..............................................................   45
 Preferred Stock...........................................................   45
 Restrictions on Ownership and Transfer....................................   46
 Super-majority Director Approval..........................................   47
 Business Combinations.....................................................   47
 Control Share Acquisitions................................................   47
FEDERAL INCOME TAX CONSIDERATIONS..........................................   48
 Taxation of the Company...................................................   48
 Failure to Qualify........................................................   52
 Tax Treatment of Automatic Exchange.......................................   53
 Taxation of United States Stockholders....................................   53
 Taxation of Foreign Stockholders..........................................   54
 Information Reporting Requirements and Backup Withholding Tax.............   56
 Other Tax Consequences....................................................   56
ERISA CONSIDERATIONS.......................................................   57
 General...................................................................   57
 Plan Asset Regulation.....................................................   57
 Effect of Plan Asset Status...............................................   58

 Prohibited Transactions..................................................    58
 Unrelated Business Taxable Income........................................    59
CERTAIN INFORMATION REGARDING THE BANK....................................    59
 Operations of the Bank...................................................    59
 Selected Consolidated Financial and Other Data...........................    63
 Risk Factors and Other Considerations....................................    64
 Recent Developments......................................................    69
 Restrictions on Bank Dividends...........................................    71
 Capitalization...........................................................    72
UNDERWRITING..............................................................    73

EXPERTS...................................................................    74
RATINGS...................................................................    74
LEGAL MATTERS.............................................................    74
AVAILABLE INFORMATION.....................................................    74
GLOSSARY..................................................................    75
INDEX TO FINANCIAL STATEMENT..............................................   F-1
ANNEX I--OFFERING CIRCULAR FOR BANK PREFERRED SHARES......................  OC-1
 Bank Form 10-K for Fiscal Year Ended September 30, 1995
 Bank Form 10-Q for Third Quarter Ended June 30, 1996

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus. The offering by Chevy Chase Preferred Capital Corporation (the "Company") of 3,000,000 shares of its 10 3/8% Noncumulative Exchangeable Preferred Stock, Series A, par value $5.00 per share (the "Series A Preferred Shares"), is referred to herein as the "Offering." Unless otherwise indicated, all information in this Prospectus assumes that the over-allotment option described in "Underwriting" is not exercised. Capitalized terms used herein and not otherwise defined are as defined in the Glossary appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Chevy Chase Preferred Capital Corporation is a newly formed Maryland corporation incorporated on August 20, 1996 and created for the purpose of acquiring, holding and managing real estate mortgage assets ("Mortgage Assets"). The Company will elect to be subject to tax as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"), and will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT. All of the shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), are owned by Chevy Chase Bank, F.S.B., a federally chartered and federally insured stock savings bank (the "Bank"). The Bank has indicated to the Company that, for as long as any Series A Preferred Shares are outstanding, the Bank intends to maintain direct or indirect ownership of 80% of the outstanding Common Stock of the Company. The Company has been formed by the Bank to provide the Bank with a cost-effective means of raising capital for federal regulatory purposes.

  The Company and the Bank are undertaking the Offering for two principal reasons: (i) the qualification of the Series A Preferred Shares as core capital of the Bank under relevant regulatory capital guidelines, as a result of the treatment of the Series A Preferred Shares as a minority interest in a consolidated subsidiary of the Bank, and (ii) the tax deductibility of the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT.

  Each Series A Preferred Share will be exchanged automatically for one newly issued Series B preferred share of the Bank (a "Bank Preferred Share") if the appropriate federal regulatory agency directs in writing (a "Directive") an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended ("FDICIA"), (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (the "Exchange Event"). (The term "Directive" is simply a defined term for purposes of this Prospectus and is not a regulatory definition. A letter from the staff of the OTS would constitute a Directive.) CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH UNDER "CERTAIN INFORMATION REGARDING THE BANK." See also "Description of Series A Preferred Shares--Automatic Exchange." The Bank will be considered to be "undercapitalized" under the prompt corrective action regulations if it has (i) a core capital (or leverage) ratio of less than 4.0%,
(ii) a Tier 1 risk-based capital ratio of less than 4.0%, or (iii) a total risk-based capital ratio of less than 8.0%. Tier 1 or core capital consists of common shareholders' equity, noncumulative perpetual preferred stock, and minority interests in consolidated subsidiaries, less certain intangible assets and investments in certain subsidiaries. Total capital consists of core capital plus supplementary capital (which includes cumulative perpetual preferred stock, qualifying subordinated debt, and a limited amount of the allowances for loan and lease losses) to the extent such supplementary capital does not exceed 100% of core capital, less certain equity investments. For purposes of the prompt corrective action regulations, the Bank's capital category is determined as of the most recent date (i) certain quarterly financial reports are required to be filed with the regulators; (ii) a final report of examination has been delivered to the Bank; or (iii) the Bank is notified in writing by the OTS of its capital category or a change in such category. For its fiscal years ended September 30, 1995, 1994 and 1993, the Bank's core capital (or leverage) ratio was 5.77%, 5.34% and 5.35%, its Tier 1 risk-based capital ratio was 6.65%, 6.95% and 7.29%, and its total risk-based capital ratio was 11.63%, 12.19% and 11.70%, respectively. Based on unaudited results, at September 30, 1996, the Bank's core capital (or leverage) ratio was 5.21%, its Tier 1 risk-based capital ratio was 5.80%, and its total risk-based capital ratio was 10.14%. After giving effect to the Offering, those ratios would have been 6.78%, 7.68% and 12.63%, respectively. After the Offering, the Bank's capital ratios are expected to decrease as the Bank expands its business and, thus, its total assets. However, the Bank currently intends by managing its growth following the Offering to maintain its core capital ratio at or above 6% (compared to the 5% standard for "well-capitalized" institutions under the prompt corrective action regulations), and its Tier 1 risk-based and total risk-based capital ratios in excess of the 6.0% and 10.0% levels, respectively, required of "well capitalized" institutions under the prompt corrective action regulations. For a discussion of the capital requirements applicable to the Bank, see "Certain Information Regarding the Bank--Risk Factors and Other Considerations--Regulatory Capital Levels."

  The principal executive offices of the Company are located at 8401 Connecticut Avenue, Chevy Chase, Maryland 20815, and its telephone number is
(301) 986-7000.

                                    THE BANK

  The Bank is a federally chartered and federally insured stock savings bank, which at June 30, 1996 was conducting business from 101 full-service offices and 497 automated teller machines ("ATMs") in Maryland, Virginia and the District of Columbia. At June 30, 1996, the Bank had total assets of $5.0 billion, total deposits of $4.2 billion and total stockholders' equity of $357.0 million. Based on total consolidated assets at June 30, 1996, the Bank is the largest bank headquartered in the Washington, D.C. metropolitan area.

  The Bank Preferred Shares will only be issued upon the occurrence of the Exchange Event. The Bank Preferred Shares will not be registered with the Securities and Exchange Commission (the "Commission") but are being registered with the Office of Thrift Supervision (the "OTS"). A copy of the offering circular filed with the OTS relating to the Bank Preferred Shares is affixed to this Prospectus (the "Offering Circular") as Annex I, together with the documents incorporated by reference therein. The Offering Circular incorporates by reference the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 and its Quarterly Report on Form 10-Q for the nine months ended June 30, 1996. Concurrently with the Offering, the Bank plans to issue $100 million principal amount of its subordinated capital debentures in an underwritten public offering (the "Debentures"). The Offering is not conditioned upon the consummation of the proposed offering of the Debentures. See "Certain Information Regarding the Bank--Operations of the Bank--Debenture Offering." The principal executive offices of the Bank are located at 8401 Connecticut Avenue, Chevy Chase, Maryland 20815, and its telephone number at such address is (301) 986-7000, and the home office of the Bank is located at 7926 Jones Branch Drive, McLean, Virginia 22102, and its telephone number at such address is (703) 893-1504.

                                  RISK FACTORS

  The purchase of Series A Preferred Shares offered hereby is subject to certain risks. See "Risk Factors" commencing on page 10. Among such risks are the following:

    . Because the rate at which dividends are to be paid is fixed, a significant decline in interest rates might adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

    . A decline in the performance and capital levels of the Bank or the placement of the Bank into conservatorship or receivership could lead to the exchange of the Series A Preferred Shares for Bank Preferred Shares, which would represent an investment in the Bank and not in the Company. An investment in the Bank is subject to certain risks that are distinct from the risks associated with an investment in the

  Company. For example, an investment in the Bank would involve risks relating to the capital levels of and other federal regulatory requirements applicable to the Bank, the size of the Bank's credit card portfolio and the Bank's reliance on non-interest income. In the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors will be entitled to a priority of payment over the claims of holders of equity securities such as the Bank Preferred Shares. As a result, if the Bank were to be placed into receivership after the Automatic Exchange or if the Automatic Exchange were to occur after receivership of the Bank, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares. Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth under "Certain Information Regarding the Bank--Risk Factors and Other Considerations."

    . Although the Series A Preferred Shares will be listed on the New York Stock Exchange (the "NYSE"), the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of the Exchange Event, on any national securities exchange or for quotation of the Bank Preferred Shares through the National Association of Securities Dealers Automated Quotation System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

    . As a subsidiary of the Bank, the Company is subject to the risk that federal regulators of the Bank will restrict the ability of the Company to transfer assets, to make distributions to stockholders, including dividends to the holders of Series A Preferred Shares, or to redeem shares of preferred stock of the Company (the "Preferred Stock"). Under certain circumstances, certain of these restrictions could result in the Company's failure to qualify as a REIT.

    . Dividends are not cumulative. Consequently, if the Board of Directors of the Company (the "Board of Directors") does not declare a dividend on the Series A Preferred Shares for any quarterly period, the holders thereof would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. To remain qualified as a REIT, however, the Company must distribute annually at least 95% of its "REIT taxable income" to stockholders, and the Company expects that the Board of Directors will declare dividends on the Series A Preferred Shares quarterly.

    . Risks associated with mortgage loans generally, and particularly the geographic concentration of the Company's mortgage loan portfolio in Washington, D.C., Maryland and Virginia, could adversely affect the value of the Series A Preferred Shares and the Mortgage Assets held by the Company.

    . If the Company fails to maintain its status as a REIT for federal income tax purposes, it will be subject to corporate income tax.

    . In order to limit increases in the value of the Common Stock and enable the Company to attempt to maintain its status as a REIT, the Company will be permitted, subject to certain limitations, to make special distributions of cash or property to the holders of the Common Stock ("Balancing Distributions") at any time the value of the Common Stock exceeds 52% of the total value of the Company's outstanding Common Stock and Preferred Stock. Such Balancing Distributions will reduce the assets of the Company available to make payments to the holders of the Preferred Stock.

    . The Company is a newly organized corporation with no operating history.

    . The Company will be dependent in virtually every phase of its operations on the diligence and skill of the officers and employees of the Bank and its affiliates.

    . Because of the relationship between the Company and the Bank and its affiliates, conflicts of interests may arise between the Company and the Bank and its affiliates.

                                  THE OFFERING

  For a more complete description of the terms of the Series A Preferred Shares specified in the following summary, see "Description of Series A Preferred Shares."

Issuer........................  Chevy Chase Preferred Capital Corporation, a
                                newly formed Maryland corporation created for the purpose of acquiring, holding and managing Mortgage Assets.

Securities Offered............  3,000,000 Series A Preferred Shares. The
                                Company has granted the Underwriters an option for 30 days to purchase up to an additional 300,000 Series A Preferred Shares at the public offering price solely to cover over-allotments, if any.

Ranking.......................  The Series A Preferred Shares rank senior to the Company's Common Stock with respect to dividend rights and rights upon liquidation. Additional shares of Preferred Stock ranking senior to the Series A Preferred Shares may not be issued without the approval of holders of at least 67% of the Series A Preferred Shares. Additional shares of Preferred Stock ranking on a parity with the Series A Preferred Shares may not be issued without the approval of a majority of the Independent Directors.

Dividends.....................  Dividends on the Series A Preferred Shares are
                                payable at the rate of 10 3/8% per annum of the liquidation preference (an amount equal to $5.1875 per annum per share), if, when and as declared by the Board of Directors of the Company. If declared, dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, commencing January 15, 1997. Dividends accrue in each quarterly period from the first day of such period, whether or not dividends are paid with respect to the preceding period. Dividends on the Series A Preferred Shares are not cumulative and, accordingly, if no dividend is declared on the Series A Preferred Shares by the Company for a quarterly dividend period, holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series A Preferred Shares or the Common Stock. If no dividend is paid on the Series A Preferred Shares for a quarterly dividend period, the payment of dividends on the Common Stock will be prohibited for that period and at least the following three quarterly dividend periods. See "Description of Series A Preferred Shares-- Dividends."

Liquidation Preference........  The liquidation preference for each Series A
                                Preferred Share is $50.00, plus an amount equal to the quarterly accrued and unpaid dividend, if any, thereon. See "Description of Series A Preferred Shares--Rights Upon Liquidation."

Redemption....................  The Series A Preferred Shares are not
                                redeemable prior to January 15, 2007 (except upon the occurrence of a Tax Event, as defined in "Description of Series A Preferred Shares--Redemption"). On and after January 15, 2007, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus the quarterly accrued and unpaid dividend, if any, thereon. Upon the occurrence of a Tax Event, the Company will have the right to redeem the Series A Preferred Shares in whole (but not in part) at a redemption price of $50.00 per share, plus the quarterly accrued and unpaid dividend, if any, thereon. Any redemption is subject to the prior written approval of the OTS. See "Description of Series A Preferred Shares--Redemption." The Series A Preferred Shares are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities of the Company.

Automatic Exchange............  Each Series A Preferred Share will be exchanged automatically for one Bank Preferred Share upon the occurrence of the Exchange Event. See "Description of Series A Preferred Shares-- Automatic Exchange."

Voting Rights.................  Holders of Series A Preferred Shares will not have any voting rights, except as expressly provided herein. On any matter on which holders of the Series A Preferred Shares may vote, each Series A Preferred Share will be entitled to one vote. See "Description of Series A Preferred Shares--Voting Rights."

Ownership Limits..............  Beneficial ownership of more than 1% by any individual of any outstanding series of
                                Preferred Stock, including the Series A
                                Preferred Shares offered hereby, is restricted in order to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock--Restrictions on Ownership and Transfer."

Listing.......................  The Series A Preferred Shares have been approved for listing on the NYSE, subject to official notice of issuance, under the trading symbol "CCP PrA."

Ratings.......................  The Series A Preferred Shares will be rated
                                "b1" by Moody's Investors Service, Inc. and B by Standard and Poor's Ratings Service. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

Use of Proceeds...............  The net proceeds to the Company from the
                                Offering, together with proceeds received as capital contributions from the Bank, will be used to purchase the Company's initial portfolio of Mortgage Assets and to pay the expenses of the Offering and the formation of the Company. See "Use of Proceeds."

                                 THE FORMATION

  Prior to or simultaneously with the completion of the Offering, the Company and the Bank will engage in the transactions described under "Certain Transactions Constituting the Formation--The Formation." These transactions are designed (i) to facilitate the Offering, (ii) to transfer the ownership of the Initial Portfolio (defined below) to the Company, and (iii) to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1996.

  The following diagram outlines the relationship between the Company and the Bank relevant to the Offering following consummation of the Offering:



                     [LOGO OF BENEFITS TO THE BANK APPEARS HERE]

                              BENEFITS TO THE BANK

  The Bank expects to realize the following benefits (which are described in more detail under "Certain Transactions Constituting the Formation--Benefits to the Bank") in connection with the Offering and other transactions constituting the formation of the Company:

    . The Bank has advised the Company that the Bank has received approval from the OTS to include the Series A Preferred Shares as core capital of the Bank under relevant regulatory capital guidelines.

    . The dividends payable on the Series A Preferred Shares will be deductible for income tax purposes as a result of the Company's qualification as a REIT.

    . The Bank has advised the Company that the treatment of the Series A Preferred Shares as core capital of the Bank and the Company's ability to deduct, for income tax purposes, the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself.

    . The Bank has informed the Company that the increase in the Bank's core capital that will result from the treatment of the Series A Preferred Shares as core capital of the Bank will permit the Bank to include all of the Debentures as supplementary capital of the Bank for purposes of computing the Bank's total risk-based capital.

    . The Bank will receive approximately $300 million upon consummation of the Offering (assuming no exercise by the Underwriters of their over-allotment option) in connection with the sale of the Initial Portfolio to the Company (approximately $144 million of which represents new funds after giving effect to the Bank's expense of purchasing the Company's Common Stock and additional capital contributions).

    . The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first 12 months following completion of the Offering, these annual fees and dividends are anticipated to be approximately $7.8 million.

    . The Bank also will be entitled to retain any ancillary fees, including, but not limited to, late payment charges, prepayment fees, penalties and assumption fees collected in connection with the Mortgage Loans serviced by it. In addition, the Bank, as Servicer, will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Mortgage Loans serviced by the Servicer.

                             BUSINESS AND STRATEGY

  General. The Company's principal business objective is to acquire, hold and manage Mortgage Assets that will generate net income for distribution to stockholders. The Company expects that its Mortgage Assets primarily will consist of whole loans ("Mortgage Loans") secured by first mortgages or deeds of trust on single-family (one- to four-unit) residential real estate properties ("Residential Mortgage Loans") and of investment grade mortgage securities representing interests in pools of Mortgage Loans ("Mortgage-Backed Securities"). Mortgage Loans underlying the Mortgage-Backed Securities will be secured by single-family residential real estate properties located in the United States. The Company intends to acquire substantially all of its Mortgage Assets from the Bank and/or affiliates of the Bank on terms that are comparable to those that could be obtained by the Company if such Mortgage Assets were purchased from unrelated third parties. The Company may also from time to time acquire Mortgage Assets from unrelated third parties. As of the date of this Prospectus, the Company has not adopted any arrangements or procedures by which it would purchase Mortgage Assets from unrelated third parties, and the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Assets. The Company anticipates that it would purchase Mortgage Assets from unrelated third parties only if neither the Bank nor any affiliate of the Bank had an amount or type of Mortgage Asset sufficient to meet the requirements of the Company.

  The Company expects that the Residential Mortgage Loans that it purchases will represent first lien positions and will have been originated and underwritten in conformity with standards generally applied by the originator at the time the Residential Mortgage Loans were originated. The Company currently intends to maintain at least 95% of its portfolio in Mortgage Assets consisting of either Residential Mortgage Loans or Mortgage-Backed Securities and may invest up to 5% in Mortgage Loans secured by commercial real estate properties or multi-family properties ("Commercial Loans") or in other assets eligible to be held by a REIT. The Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of Mortgage-Backed Securities), which Mortgage Loan (i) is delinquent in the payment of principal or interest;
(ii) is or was at any time during the preceding 12 months (a) classified, (b) in nonaccrual status or (c) renegotiated due to the financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. Loans that are in a "nonaccrual status" are generally loans that are past due 90 days or more in principal or interest, and "classified" loans are generally troubled loans which are deemed substandard or doubtful with respect to collectibility.

  Initial Portfolio. Simultaneously with the consummation of the Offering, the Bank, as owner of the Company's Common Stock, will make a capital contribution to the Company equal to approximately $150 million. The Company will use the aggregate net proceeds of approximately $300 million received in connection with both the Offering and such capital contribution by the Bank to purchase a portfolio exclusively of Residential Mortgage Loans (the "Initial Portfolio") from the Bank. If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments, the Bank will make additional capital contributions equal to the aggregate public offering price of the additional Series A Preferred Shares purchased pursuant to the Underwriters' over-allotment option, and the Company will use the additional proceeds from any such additional capital contributions and sales of Series A Preferred Shares to purchase additional Mortgage Assets of the types described in "Business and Strategy--Description of the Initial Portfolio." Simultaneously with the consummation of the Offering (or upon the exercise by the Underwriters of their over-allotment option), the Bank will also make additional capital contributions equal to the aggregate amount of underwriting discounts and expenses incurred by the Company in connection with the Offering (including without limitation any underwriting discounts associated with the exercise by the Underwriters of their over-allotment option) and all expenses incurred by the Company in connection with its formation in order to provide the Company with funds sufficient to pay such expenses. See "Use of Proceeds."

  The Residential Mortgage Loans to be included in the Initial Portfolio will have an aggregate outstanding principal balance approximately equal to the purchase price therefor and will be selected from Residential Mortgage Loans with an aggregate outstanding principal balance of approximately $321.9 million at October 31, 1996. See "Business and Strategy--Description of Initial Portfolio." The Bank will service the Mortgage Loans included in the Initial Portfolio and will be entitled to receive fees in connection with the servicing of such Mortgage Loans pursuant to a servicing agreement with the Company (the "Servicing Agreement"). The Bank in its role as servicer under the terms of the Servicing Agreement is hereinafter referred to as the "Servicer." See "Business and Strategy--Servicing."

  The Company and the Bank believe that the fair value of the Initial Portfolio will equal the amount (approximately $300 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Assets constituting the Initial Portfolio have been or will be obtained for purposes of the Offering. See "Risk Factors--No Third Party Valuation of the Mortgage Assets; No Arm's-Length Negotiations with Affiliates."

  Advisory Agreement. The Company will enter into an advisory agreement with the Bank (the "Advisory Agreement") pursuant to which the Bank will administer the day-to-day operations of the Company. The Bank in its role as advisor under the terms of the Advisory Agreement is hereinafter referred to as the "Advisor." The Advisor will be responsible for (i) monitoring the credit quality of Mortgage Assets held by the Company, (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets, and (iii) holding documents relating to the Mortgage Assets as custodian on behalf of the Company. The Advisor may from time to time subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates. The Advisor may, with the approval of a majority of the Board of Directors, as well as a majority of the "Independent Directors," subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. An "Independent Director" is a director who is not a current officer or employee of the Company or a current director, officer or employee of the Bank or any affiliate of the Bank. The Advisor will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement. The Advisor and its personnel have substantial experience in mortgage finance and in the administration of Mortgage Loans.

  The Advisory Agreement has an initial term of three years, and will be renewed automatically for additional one-year periods unless notice of nonrenewal is delivered to the Advisor by the Company. The Advisory Agreement may be terminated by the Company at any time upon 60 days' prior written notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Advisor will be entitled to receive an advisory fee equal to $200,000 per year, payable in equal quarterly installments. See "Management--The Advisor."

  Additional Investments. The Company may from time to time purchase additional Mortgage Assets out of proceeds received in connection with the repayment or disposition of Mortgage Assets, the issuance of additional shares of Preferred Stock or additional capital contributions with respect to the Common Stock. Additional shares of Preferred Stock ranking on a parity with the Series A Preferred Shares may not be issued by the Company without the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares" and "-- Independent Director Approval." The Company does not currently intend to issue any additional shares of Preferred Stock unless it simultaneously receives additional capital contributions from the Bank equal to the aggregate offering price of such additional Preferred Stock and the Company's expenses (including any underwriting discounts or placement fees) incurred in connection with the issuance of such additional shares of Preferred Stock. The Company anticipates that, prior to its issuance of additional shares of Preferred Stock, it will take into consideration the Bank's regulatory capital requirements and an assessment of other available options for raising any necessary capital. See "Certain Transactions Constituting the Formation--Benefits to the Bank."

  Management. The Board of Directors will be composed of six members, two of whom will be Independent Directors. Pursuant to the Articles Supplementary establishing the Series A Preferred Shares, the Independent Directors are required to take into account the interests of the holders of both the Series A Preferred Shares and the Common Stock in assessing the benefit to the Company of any proposed action requiring their approval. The Company currently has six officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Management."

  Newly Formed Entity. As a newly formed entity, the Company has no prior operating history. As of the date hereof, it has $1,000 of assets and stockholder's equity and no indebtedness. Immediately after the issuance by the Company of the Series A Preferred Shares to the public and the contribution of capital by the Bank to the Company and the purchase by the Company of the Initial Portfolio, the Company (assuming that the Underwriters' over-allotment option is not exercised) will have approximately $300 million in Mortgage Assets, $15 million of stated capital attributable to the Series A Preferred Shares, $100 of stated capital attributable to the Common Stock and approximately $285 million of additional paid-in capital. See "Capitalization." The par value of the Series A Preferred Shares is $5.00 per share. Net proceeds received by the Company from the Offering in excess of the aggregate par value of the Series A Preferred Shares is considered additional paid-in capital and may be used by the Company for various corporate purposes, including the payment of dividends. The par value of the Series A Preferred Shares is unrelated to the liquidation preference or the redemption price of such shares.

                           TAX STATUS OF THE COMPANY

  The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1996. As a REIT, the Company generally will not be subject to federal income tax on net income and capital gains that it distributes to the holders of its Common Stock and Preferred Stock, including the Series A Preferred Shares.

  A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to stockholders at least 95% of its "REIT taxable income" (not including capital gains). Notwithstanding qualification for taxation as a REIT, the Company may be subject to federal, state and/or local tax. See "Risk Factors--Tax Risks" and "Federal Income Tax Considerations."

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Series A Preferred Shares in the Offering. This Prospectus contains forward-looking statements that involve risks and uncertainties. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW. IN ADDITION, PROSPECTIVE INVESTORS SHOULD ALSO CAREFULLY CONSIDER THE INFORMATION CONTAINED IN THE OFFERING CIRCULAR ATTACHED HERETO FOR INFORMATION CONCERNING THE BANK.

INTEREST RATE RISK

  The Company's income will consist primarily of interest payments on the Mortgage Assets held by it. The Company anticipates that most of its Mortgage Assets will bear interest at adjustable rates. If there is a decline in interest rates (as measured by the indices upon which the interest rates of the Mortgage Assets are based), then the Company will experience a decrease in income available to be distributed to its stockholders. In such an interest rate environment, the Company may experience an increase in prepayments on its Mortgage Assets and may find it difficult to purchase additional Mortgage Assets bearing rates sufficient to support payment of dividends on the Series A Preferred Shares. In addition, certain Mortgage Asset products which the Company will purchase may permit the borrower to convert an adjustable rate mortgage to a fixed rate mortgage. Borrowers are likely to exercise this right in a low interest rate environment in order to "lock in" a low fixed interest rate. Because the rate at which dividends, if, when and as declared, are payable on the Series A Preferred Shares is fixed, there can be no assurance that an interest rate environment in which there is a significant decline in interest rates would not adversely affect the Company's ability to pay dividends on the Series A Preferred Shares.

CERTAIN RISKS ASSOCIATED WITH THE BANK

  The purchase of Series A Preferred Shares involves a high degree of risk with respect to the performance and capital levels of the Bank. A decline in the performance and capital levels of the Bank or the placement of the Bank into conservatorship or receivership could result in the exchange of the Series A Preferred Shares for Bank Preferred Shares, which would be an investment in the Bank and not in the Company. As a result, holders of Series A Preferred Shares would become preferred stockholders of the Bank at a time when the Bank's financial condition was deteriorating or when the Bank had been placed into conservatorship or receivership. An investment in the Bank is also subject to certain risks that are distinct from the risks associated with an investment in the Company. For example, an investment in the Bank would involve risks relating to the capital levels of, and other federal regulatory requirements applicable to, the Bank, the performance of the Bank's loan portfolio, including its credit card portfolio, and the Bank's reliance on non-interest income. An investment in the Bank is also subject to the general risks inherent in equity investments in depository institutions. In the event of a liquidation of the Bank, the claims of depositors and secured, senior, general and subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares. As a result, if the Bank were to be placed into receivership after the Automatic Exchange or if the Automatic Exchange were to occur after receivership of the Bank, the holders of the Bank Preferred Shares likely would receive, if anything, substantially less than the holders of the Series A Preferred Shares would have received had the Series A Preferred Shares not been exchanged for Bank Preferred Shares. Potential investors in the Series A Preferred Shares should carefully consider the risks with respect to an investment in the Bank set forth under "Certain Information Regarding the Bank--Risk Factors and Other Considerations." See also "Description of Series A Preferred Shares--Automatic Exchange."

BANK PREFERRED SHARES WILL NOT BE LISTED ON THE NYSE

  Although the Series A Preferred Shares will be listed on the NYSE, the Bank does not intend to apply for listing of the Bank Preferred Shares, for which the Series A Preferred Shares will be exchanged automatically on a one-for-one basis upon the occurrence of the Exchange Event, on any national securities exchange or for quotation of the Bank Preferred Shares through the National Association of Securities Dealers Automated Quotation System. Consequently, there can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

DIVIDEND AND OTHER REGULATORY RESTRICTIONS ON OPERATIONS OF THE COMPANY

  Because the Company is a subsidiary of the Bank, federal regulatory authorities will have the right to examine the Company and its activities. Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, such regulatory authorities will have the authority to restrict the ability of the Company to transfer assets, to make distributions to its stockholders (including dividends to the holders of Series A Preferred Shares, as described below), or to redeem shares of Preferred Stock, or even to require the Bank to sever its relationship with or divest its ownership of the Company. Such actions could potentially result in the Company's failure to qualify as a REIT.

  Payment of dividends on the Series A Preferred Shares could also be subject to regulatory limitations if the Bank became "undercapitalized" for purposes of the OTS prompt corrective action regulations, which is currently defined as having a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0% and a core capital (or leverage) ratio of less than 4.0%. Based on unaudited results, at September 30, 1996, the Bank's total risk-based capital ratio was 10.14%, its Tier 1 risk-based capital ratio was 5.80% and its core capital (or leverage) ratio was 5.21%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would be 12.63%, 7.68% and 6.78%, respectively.

  If the Automatic Exchange occurs, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. In all circumstances following the Automatic Exchange, the Bank's ability to pay dividends would be subject to various restrictions under OTS regulations, a resolution of the Bank's board of directors and certain contractual provisions.

  Furthermore, in the event the Bank is placed into conservatorship or receivership (whether before or after the Automatic Exchange), the Bank would be unable to pay dividends on the Bank Preferred Shares. In addition, in the event of a liquidation of the Bank, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the dividend and other claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

  Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's earnings and regulatory capital levels. While the Company believes that dividends on the Series A Preferred Shares should not be considered "capital distributions" for this purpose, there can be no assurances that the OTS would agree with this position. However, without addressing the issue of whether dividends on the Series A Preferred Shares are "capital distributions" subject to the regulations, the OTS has indicated that it would not object to the Company's payment of quarterly dividends on the Series A Preferred Shares in an amount up to the amount of the Company's net income for that quarter. The Company currently expects that its net income will be in excess of amounts needed to pay dividends on the Series A Preferred Shares. See "Business and Strategy--Dividend Policy."

  Dividends on the Series A Preferred Shares in excess of the Company's net income could be treated as "capital distributions" by the OTS, in which case the Company's payment of such dividends would be subject to restrictions under the OTS capital distribution regulations. Under these regulations, institutions are divided into tiers. Tier 1 institutions are those in compliance with their "fully phased-in" capital requirements and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval of up to the greater of (i) 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital (i.e., the excess of capital over the fully phased-in requirement) at the beginning of the calendar year in which the distribution is made or (ii) 75% of net income for the most recent four quarters. Tier 1 institutions that make capital distributions under the foregoing rules must continue to meet the applicable capital requirements on a pro forma basis after giving effect to such distributions. Tier 1 institutions may seek OTS approval to pay dividends beyond these amounts.

  The category of Tier 2 institutions, which are defined as institutions that are in compliance with their current, but not their "fully phased-in" capital requirements, is no longer relevant because all deductions from capital requirements have been fully phased-in as of July 1, 1996.

  Tier 3 institutions have capital levels below their current required minimum levels and may not make any capital distributions without the prior written approval of the OTS.

  As of September 30, 1996, the Bank had sufficient levels of capital to be a Tier 1 institution. However, the OTS retains discretion under its capital distribution regulations to treat an institution that is in need of more than normal supervision (after written notice) as a Tier 3 institution.

  The OTS retains general discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions.

DIVIDENDS NOT CUMULATIVE

  Dividends on the Series A Preferred Shares are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Series A Preferred Shares for any quarterly period, the holders of the Series A Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Company to pay less than the full amount of the stated dividends on the Series A Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would be considered by the Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant. Notwithstanding the foregoing, to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT taxable income" (not including capital gains) to stockholders. See "--Tax Risks," below and "Federal Income Tax Considerations--Taxation of the Company-- Organizational Requirements."

GEOGRAPHIC CONCENTRATION

  Certain geographic regions of the United States may from time to time experience natural disasters or weaker regional economic conditions and housing markets, and, consequently, may experience higher rates of loss and delinquency on Mortgage Loans generally. Any concentration of the Mortgage Loans in such a region may present risks in addition to those generally present with respect to Mortgage Loans generally. The Company currently anticipates that substantially all of the residential properties underlying the Mortgage Assets included in the Initial Portfolio will be located in Washington, D.C., Maryland and Virginia. These Mortgage Assets may be subject to a greater risk of default than other comparable Mortgage Assets in the event of adverse economic, political or business developments or natural hazards that may affect such region and the ability of property owners in such region to make payments of principal and interest on the underlying mortgages.

NO CREDIT ENHANCEMENT OR SPECIAL HAZARD INSURANCE

  The Company generally does not intend to obtain credit enhancements such as mortgagor bankruptcy insurance or to obtain special hazard insurance for its Mortgage Loans, other than standard hazard insurance, which will in each case only relate to individual Mortgage Loans. Accordingly, during the time it holds Mortgage Loans for which third party insurance is not obtained, the Company will be subject to risks of borrower defaults and bankruptcies and special hazard losses that are not covered by standard hazard insurance (such as those occurring from earthquakes or floods). In addition, in the event of a default on any Mortgage Loan held by the Company resulting from declining property values or worsening economic conditions, among other factors, the Company would bear the risk of loss of principal to the extent of any deficiency between (i) the value of the related mortgaged property, plus any payments from an insurer (or guarantor in the case of Commercial Mortgage Loans) and
(ii) the amount owing on the Mortgage Loan.

REAL ESTATE MARKET CONDITIONS

 The results of the Company's operations will be affected by various factors, many of which are beyond the control of the Company, such as: (i) local and other economic conditions affecting real estate values, (ii) the ability of tenants to make lease payments, (iii) the ability of a property to attract and retain tenants, which may in turn be affected by local conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space, the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs and make other tenant concessions, (iv) interest rate levels and the availability of credit to refinance such loans at or prior to maturity, and (v) increased operating costs, including energy costs, real estate taxes and costs of compliance with environmental controls and regulations. The results of the Company's operations depend on, among other things, the level of interest income generated by the Company's Mortgage Assets, the market value of such Mortgage Assets and the supply of and demand for such Mortgage Assets. Further, there can be no assurance that the values of the Mortgage Assets included in the Company's Initial Portfolio, or the values of properties securing such Mortgage Assets, have remained or will remain at the levels existing on the dates of origination of such Mortgage Assets.

DELAYS IN LIQUIDATING DEFAULTED MORTGAGE LOANS

  Even assuming that the mortgaged properties underlying the Mortgage Loans held by the Company provide adequate security for such Mortgage Loans, substantial delays could be encountered in connection with the liquidation of defaulted Mortgage Loans, with corresponding delays in the receipt of related proceeds by the Company. An action to foreclose on a mortgaged property securing a Mortgage Loan is regulated by state statutes and rules and is subject to many of the delays and expenses of other lawsuits if defenses or counterclaims are interposed, sometimes requiring several years to complete. Furthermore, in some states (not including Washington, D.C., Maryland or Virginia) an action to obtain a deficiency judgment is not permitted following a nonjudicial sale of a mortgaged property. In the event of a default by a mortgagor, these restrictions, among other things, may impede the ability of the Company to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due on the related Mortgage Loan. In addition, the Servicers of the Company's Mortgage Loans will be entitled to deduct from collections received all expenses reasonably incurred in attempting to recover amounts due and not yet repaid on liquidated Mortgage Loans, including legal fees and costs of legal action, real estate taxes and maintenance and preservation expenses, thereby reducing amounts available to the Company.

LEGAL CONSIDERATIONS

  Applicable state laws generally regulate interest rates and other charges and require certain disclosures to borrowers. In addition, most states have other laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and practices which may apply to the servicing and collection of the Mortgage Loans. Depending on the provisions of the applicable law and the specific facts and circumstances involved, violations of these laws, policies and principles may limit the ability of the Company to collect all or part of the principal of or interest on the Mortgage Loans, may entitle the borrower to a refund of amounts previously paid and, in addition, could subject the Company to damages and administrative sanctions.

SPECIAL RISKS RELATING TO COMMERCIAL MORTGAGE LOANS

  The Initial Portfolio will not include any Commercial Mortgage Loans. In the future, however, the Company may from time to time acquire Commercial Mortgage Loans. Commercial Mortgage Loans have certain distinct risks. The Company's current policy is not to acquire any Commercial Mortgage Loan if such Commercial Mortgage Loan would constitute more than 5% of the total book value of the Mortgage Assets of the Company at the time of its acquisition. Commercial Mortgage Loans generally lack standardized terms, which may complicate their structure. Commercial real estate properties themselves tend to be unique and are more difficult to value than residential real estate properties. Commercial Mortgage Loans also tend to have shorter maturities than Residential Mortgage Loans and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties and to the corresponding burdens and costs of compliance with environmental laws and regulations. See "--Environmental Considerations," below. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of lease contracts.

ENVIRONMENTAL CONSIDERATIONS

  In the event that the Company is forced to foreclose on a defaulted Mortgage Loan to recover its investment in such Mortgage Loan, the Company may be subject to environmental liabilities in connection with the underlying real property which could exceed the value of the real property. Although the Company intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Company's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property which the Company has acquired through foreclosure or otherwise, the Company may be required to remove those substances and clean up the property. There can be no assurance that in such a case the Company would not incur full recourse liability for the entire costs of any removal and clean-up, that the cost of such removal and clean-up would not exceed the value of the property or that the Company could recoup any of such costs from any third party. The Company may also be liable to tenants and other users of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property prior to or following any such clean-up.

TAX RISKS

  Adverse Consequences of Failure to Qualify as a REIT. The Company intends to operate so as to qualify as a REIT under the Code. Although the Company believes that it will be owned and organized and will operate in such a manner, and Shaw, Pittman, Potts & Trowbridge will render certain opinions, described under "Federal Income Tax Considerations" below, regarding the Company's qualification as a REIT, no assurance can be given that the Company will be able to operate in such a manner so as to qualify as a REIT or to remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances, not entirely within the Company's control and not addressed by the opinion of Shaw, Pittman, Potts & Trowbridge, may affect the Company's ability to qualify as a REIT. Although the Company is not aware of any proposal in Congress to amend the tax laws in a manner that would materially and adversely affect the Company's ability to operate as a REIT, no assurance can be given that new legislation or new regulations, administrative interpretations or court decisions will not significantly change the tax laws in the future with respect to qualification as a REIT or the federal income tax consequences of such qualification.

  The Company is relying on the opinion of Shaw, Pittman, Potts & Trowbridge, counsel to the Company, regarding various issues affecting the Company's ability to qualify, and retain qualification, as a REIT. Such legal opinions are not binding on the Internal Revenue Service (the "IRS") or the courts.

  If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

As a result, the amount available for distribution to the Company's stockholders, including the holders of the Series A Preferred Shares, would be reduced for the year or years involved. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. A failure of the Company to qualify as a REIT would not by itself give the Company the right to redeem the Series A Preferred Shares, nor would it give the holders of the Series A Preferred Shares the right to have their shares redeemed. See "Description of Series A Preferred Shares--Redemption."

  Notwithstanding that the Company currently intends to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax or other considerations may cause the Company to determine that it is in the best interest of the Company and the holders of its Common Stock and Preferred Stock to revoke the REIT election. As long as any Series A Preferred Shares are outstanding, any such determination by the Company may not be made without the approval of a majority of the Independent Directors. The tax law prohibits the Company from electing treatment as a REIT for the four taxable years following the year of such revocation. See "Federal Income Tax Considerations."

  REIT Requirements with Respect to Stockholder Distributions. To obtain favorable tax treatment as a REIT qualifying under the Code, the Company generally will be required each year to distribute as dividends to its stockholders at least 95% of its "REIT taxable income" (excluding capital gains). Failure to comply with this requirement would result in the Company's income being subject to tax at regular corporate rates. In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions considered as paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for the calendar year, 95% of its capital gains net income for the calendar year and any undistributed taxable income from prior periods. Under certain circumstances, federal regulatory authorities may restrict the ability of the Company, as a subsidiary of the Bank, to make distributions to its stockholders. Such a restriction could result in the Company's failure to meet REIT requirements with respect to stockholder distributions. See "--Dividend and Other Regulatory Restrictions on Operations of the Company."

  Redemption upon Occurrence of a Tax Event. At any time following the occurrence of a Tax Event (as defined under "Description of Series A Preferred Shares--Redemption"), even if such Tax Event occurs prior to January 15, 2007, the Company will have the right to redeem the Series A Preferred Shares in whole but not in part, subject to the prior written approval of the OTS. The occurrence of a Tax Event will not, however, give the holders of the Series A Preferred Shares any right to have such shares redeemed. See "Description of Series A Preferred Shares--Redemption."

  Automatic Exchange upon Occurrence of the Exchange Event. Upon the occurrence of the Exchange Event, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis into Bank Preferred Shares. See "Description of Series A Preferred Shares--Automatic Exchange." Assuming, as is anticipated to be the case, that the Bank Preferred Shares are nonvoting, the Automatic Exchange will be taxable, and each holder of Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Assuming that such holder's Series A Preferred Shares were held for more than one year prior to the Automatic Exchange and held as capital assets, any gain or loss will be long-term capital gain or loss. See "Federal Income Tax Considerations--Tax Treatment of Automatic Exchange."

RISKS RELATED TO BALANCING DISTRIBUTIONS

  In order to limit increases in the value of the Common Stock and enable the Company to attempt to maintain its status as a REIT, the Company will generally be permitted to make Balancing Distributions of cash or property to holders of its Common Stock in situations where the value of the Common Stock exceeds 52% of the total value of the Company's outstanding Common Stock and Preferred Stock, reducing the value of the Common Stock to not less than 50% of the total value of the Company. Such Balancing Distributions will reduce the assets of the Company available to make payments to the holders of the Preferred Stock.

NO OPERATING HISTORY

  The Company is a newly organized corporation with no operating history and no revenues to date.

DEPENDENCE UPON THE BANK AS ADVISOR AND SERVICER

  The Company will be dependent for the selection, structuring and monitoring of its Mortgage Assets on the diligence and skill of its officers and the officers and employees of the Advisor. See "Management." In addition, the Company will be dependent upon the expertise of the Servicer for the servicing of the Mortgage Loans. The Advisor may subcontract all or a portion of its obligations under the Advisory Agreement, and the Servicer of the Mortgage Loans may subcontract all or a portion of its obligations under the Servicing Agreement, to one or more affiliates, and under certain conditions to non-affiliates, involved in the business of managing Mortgage Assets. In the event the Advisor or the Servicer subcontracts its obligations in such a manner, the Company will be dependent upon the subcontractor to provide services. See "Management--The Advisor" and "Business and Strategy--Servicing."

RELATIONSHIP WITH THE BANK AND ITS AFFILIATES; CONFLICTS OF INTEREST

  The Bank and its affiliates are involved in virtually every aspect of the Company's existence. The Bank is the sole holder of the Common Stock of the Company and administers the day-to-day activities of the Company in its role as Advisor under the Advisory Agreement. The Bank acts as Servicer of the Company's Mortgage Loans under the Servicing Agreement. In addition, other than the Independent Directors, all of the officers and directors of the Company are also officers and/or directors of the Bank and/or affiliates of the Bank. As the holder of all of the outstanding voting stock of the Company, the Bank will have the right to elect all directors of the Company, including the Independent Directors.

  The Bank and its affiliates may have interests which are not identical to those of the Company. Consequently, conflicts of interest may arise with respect to transactions, including without limitation, the Company's acquisition of the Initial Portfolio; future acquisitions of Mortgage Assets from the Bank and/or affiliates of the Bank; servicing of Mortgage Loans; future dispositions of Mortgage Loans to the Bank or affiliates of the Bank; and the modification of the Advisory Agreement or the Servicing Agreement. It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank and/or its affiliates, on the other hand, are fair to all parties and consistent with market terms, including the prices paid and received for Mortgage Assets, including those in the Initial Portfolio, on their acquisition or disposition by the Company or in connection with the servicing of Mortgage Loans. The requirement in the Articles Supplementary establishing the Series A Preferred Shares that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank and its affiliates. However, there can be no assurance that such agreements or transactions will be on terms as favorable to the Company as those that could have been obtained from unaffiliated third parties. See "Business and Strategy--Management Policies and Programs-- Conflict of Interest Policies."

RISK OF FUTURE REVISIONS IN POLICIES AND STRATEGIES BY BOARD OF DIRECTORS

  The Board of Directors has established the investment policies and operating policies and strategies of the Company, certain of which are described in this Prospectus. These policies may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. The ultimate effect of any change in the policies and strategies of the Company on a holder of Series A Preferred Shares may be positive or negative. See "Business and Strategy--Management Policies and Programs."

RISK ASSOCIATED WITH LEVERAGE

  Although the Company does not currently intend to incur any indebtedness in connection with the acquisition and holding of Mortgage Assets, the Company may do so at any time (although indebtedness in excess of 25% of the Company's total stockholders' equity may not be incurred without the approval of a majority of the Independent Directors of the Company). To the extent the Company were to change its policy with respect to the incurrence of indebtedness, the Company would be subject to risks associated with leverage, including, without limitation, changes in interest rates and prepayment risk.

NO THIRD PARTY VALUATION OF THE MORTGAGE ASSETS; NO ARM'S-LENGTH NEGOTIATIONS WITH AFFILIATES

  The Company and the Bank intend that the fair value of the Initial Portfolio will approximately equal the amount (approximately $300 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Assets constituting the Initial Portfolio were obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio does not differ from the purchase price payable by the Company.

  In addition, it is not anticipated that third party valuations will be obtained in connection with future acquisitions and dispositions of Mortgage Assets even in circumstances where an affiliate of the Company is selling the Mortgage Assets to, or purchasing the Mortgage Assets from, the Company. Accordingly, although the Company and the Bank intend that future acquisitions or dispositions of Mortgage Assets be on a fair value basis, there can be no assurance that the consideration to be paid (or received) by the Company to (or from) the Bank or any of its affiliates in connection with future acquisitions or dispositions of Mortgage Assets will not differ from the fair value of such Mortgage Assets.

NO PRIOR MARKET FOR SERIES A PREFERRED SHARES

  Prior to the Offering, there has been no public market for the Series A Preferred Shares, and there can be no assurance that an active trading market will develop or be sustained or that the Series A Preferred Shares may be resold at or above the initial public offering price.

                                  THE COMPANY

  The Company is a newly formed Maryland corporation created for the purpose of acquiring, holding and managing Mortgage Assets that will generate net income for distribution to stockholders. The Company anticipates that at least 95% of its portfolio of Mortgage Assets will represent interests in Residential Mortgage Loans and Mortgage-Backed Securities, and up to 5% of its portfolio will represent interests in Commercial Mortgage Loans.

  Generally, the Company expects that it will acquire its Mortgage Assets from the Bank and affiliates of the Bank. The Company may also from time to time, however, acquire Mortgage Assets from unrelated third parties. The Bank will administer the day-to-day operations of the Company in its role as Advisor under the Advisory Agreement. All of the Common Stock of the Company is owned by the Bank. The Company will elect to be subject to tax as a REIT under the Code, and will generally not be subject to federal income tax to the extent that it distributes its earnings to its stockholders and maintains its qualification as a REIT. For a further description of the operations of the Company, see "Business and Strategy," "Management," "Risk Factors" and "Federal Income Tax Considerations."

  The Series A Preferred Shares will be exchanged automatically on a one-for-one basis for Bank Preferred Shares upon the occurrence of the Exchange Event. CONSEQUENTLY, AN INVESTMENT IN SERIES A PREFERRED SHARES COULD BE REPLACED BY AN INVESTMENT IN BANK PREFERRED SHARES AT A TIME WHEN THE BANK'S FINANCIAL CONDITION IS DETERIORATING OR WHEN THE BANK HAS BEEN PLACED INTO CONSERVATORSHIP OR RECEIVERSHIP. POTENTIAL INVESTORS IN THE SERIES A PREFERRED SHARES, THEREFORE, SHOULD CAREFULLY CONSIDER THE DESCRIPTION OF THE BANK SET FORTH UNDER "CERTAIN INFORMATION REGARDING THE BANK." See also "Description of Series A Preferred Shares--Automatic Exchange."

                                USE OF PROCEEDS

  The gross proceeds to the Company from the sale of the Series A Preferred Shares offered hereby will be $150 million ($165 million if the Underwriters' over-allotment option is exercised in full). Simultaneously with the consummation of the Offering, the Bank will make capital contributions to the Company with respect to its Common Stock equal to approximately $150 million plus an amount equal to the underwriting discount and the expenses of the Offering and the formation of the Company. The Company will use the aggregate net proceeds of approximately $300 million received in connection with both the Offering and such capital contributions by the Bank to purchase the Initial Portfolio from the Bank upon the consummation of the Offering. See "Business and Strategy."

  If the Underwriters exercise their option to purchase additional Series A Preferred Shares to cover over-allotments in the Offering, the Bank will make additional capital contributions equal to the aggregate initial public offering price of such additional Series A Preferred Shares and the expenses incurred by the Company in connection with the exercise of such over-allotment option. The Company will use the additional proceeds from any such additional sales of Series A Preferred Shares and capital contributions to purchase additional Mortgage Assets of the types described in "Business and Strategy-- Description of Initial Portfolio." The Company expects that it will purchase any such additional Mortgage Assets within two months from the exercise by the Underwriters of their over-allotment option. Pending such purchase, the Company will invest such additional proceeds in short-term money market investments.

  The following table illustrates the use of proceeds by the Company from the sale of the Series A Preferred Shares offered hereby (assuming the Underwriters' over-allotment option is not exercised) and the capital contributions by the Bank described above.

   Gross proceeds from the Offering of Series A Preferred
    Shares................................................... $150,000,000
   Gross proceeds from the capital contributions by the
    Bank.....................................................  156,000,000
   Underwriting discount and expenses........................   (6,000,000)(1)
                                                              ------------
   Net proceeds to be applied to the purchase of Mortgage
    Assets from the Bank..................................... $300,000,000
                                                              ============

--------
(1) If actual expenses are in excess of the amounts set forth, the Bank will make additional capital contributions to the Company equal to such excess.

  The Bank will not receive any transaction fees upon consummation of the Offering, including any advance payment in respect of advisory or servicing fees.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of November 5, 1996 (the date of the most recent audited financial statement of the Company) and as adjusted to reflect (i) the consummation of the Offering and (ii) the transactions described in "Certain Transactions Constituting the Formation--The Formation" and the use of the proceeds therefrom as described under "Use of Proceeds."

                                                             NOVEMBER 5, 1996
                                                            ------------------
                                                            ACTUAL AS ADJUSTED
                                                            ------ -----------
                                                              (IN THOUSANDS,
                                                            EXCEPT SHARE DATA)
DEBT
Total long-term debt....................................... $ --    $    --
STOCKHOLDERS' EQUITY
 Preferred Stock, $5.00 par value; none authorized, issued
  and outstanding, actual; and 10,000,000 shares
  authorized,
  3,000,000 shares issued and outstanding, as adjusted.....   --      15,000
 Common Stock, $1.00 par value; 100 shares authorized,
  issued and outstanding, actual; and 1,000 shares
  authorized,
  100 shares issued and outstanding, as adjusted...........   --         -- (1)
 Capital contributed in excess of par......................     1    285,000(1)
                                                            -----   --------
    Total stockholders' equity.............................     1    300,000
                                                            -----   --------
TOTAL CAPITALIZATION....................................... $   1   $300,000
                                                            =====   ========

--------
(1) The Company was formed with an initial capitalization of $1,000. Immediately prior to the consummation of the Offering, the Bank will make capital contributions to the Company equal to $150 million plus an amount sufficient to pay aggregate underwriting discount and Offering and organization expenses, estimated by the Company to be approximately $6.0 million. Upon consummation of the Offering, the Common Stock capital amount will equal $100. The additional paid-in capital of $285 million represents (i) the total capital contributions made by the Bank to the Company minus the aggregate underwriting discount and Offering and organization expenses and (ii) the full $150 million raised in the Offering minus the aggregate $15 million par value of the Series A Preferred Shares.

                             BUSINESS AND STRATEGY

GENERAL

  The Company's principal business objective is to acquire, hold and manage Mortgage Assets that will generate net income for distribution to stockholders. The Company will acquire the Initial Portfolio of Residential Mortgage Loans from the Bank for an aggregate purchase price of approximately $300 million. See "Certain Transactions Constituting the Formation--The Formation."

  In order to preserve its status as a REIT under the Code, substantially all of the assets of the Company will consist of Mortgage Loans, Mortgage-Backed Securities and other qualified REIT real estate assets of the type set forth in Section 856(c)(6)(B) of the Code. See "Federal Income Tax Considerations."

DIVIDEND POLICY

  The Company currently expects to pay an aggregate amount of dividends with respect to its outstanding shares of capital stock equal to not less than 100% of the Company's "REIT taxable income" (excluding capital gains). In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its "REIT taxable income" (excluding capital gains) to stockholders. The Company anticipates that none of the dividends on the Series A Preferred Shares and none or no material portion of the dividends on the Common Stock will constitute non-taxable returns of capital.

  Dividends will be declared at the discretion of the Board of Directors after considering the Company's distributable funds, financial requirements, tax considerations and other factors. The Company's distributable funds will consist primarily of interest payments on the Mortgage Assets held by it, and the Company anticipates that most of such assets will bear interest at adjustable rates. Accordingly, if there is a decline in interest rates, the Company will experience a decrease in income available to be distributed to its stockholders. In a period of declining interest rates, the Company also may find it difficult to purchase additional Mortgage Assets bearing rates greater than the then-current market interest rates. Consequently, a decline in interest rates could have an adverse affect on the Company's ability to pay dividends on the Series A Preferred Shares. The Company currently expects that both its cash available for distribution and its "REIT taxable income" will exceed the amount needed to pay dividends on the Series A Preferred Shares, even in the event of a significant decline in interest rate levels, because
(i) the Mortgage Assets are interest bearing, (ii) the Series A Preferred Shares represent approximately 50% of the Company's capitalization, and (iii) the Company does not anticipate incurring any indebtedness. As indicated below under "Description of Initial Portfolio," as of October 31, 1996, the weighted average interest rate of the Residential Mortgage Loans included in the Initial Portfolio was approximately 7.79% per annum. The weighted average interest rate of the Initial Portfolio would have to be less than approximately 5.6% for the Company to have less than $15.6 million of net interest income, after payment of servicing and advisory fees. The $15.6 million would be sufficient to pay an annual dividend on the Series A Preferred Shares at the rate of 10 3/8%. Such calculation assumes that (i) the Mortgage Assets included in the Initial Portfolio are held for the 12-month period following consummation of the Offering, (ii) principal repayments are reinvested in additional Mortgage Assets with characteristics similar to those of the Mortgage Assets included in the Initial Portfolio, and (iii) interest rates remain constant during such 12-month period. At current interest rates and based on the assumptions in the preceding sentence, the Company anticipates that the Initial Portfolio will generate interest income of approximately $22.1 million, after payment of servicing and advisory fees, during such 12-month period. Because the aggregate annual dividend payment on the Series A Preferred Shares is approximately $15.6 million, the Company anticipates, based on the foregoing, that approximately $6.5 million would be available for payment of dividends on the shares of Common Stock held by the Bank during such 12-month period. Accordingly, the Company expects that it will, after paying the quarterly dividend on the Series A Preferred Shares, pay dividends to holders of its Common Stock. Furthermore, in order to further the objective of avoiding disqualification as a REIT for federal income tax purposes by reason of violating certain ownership requirements, the Company will generally be permitted to make Balancing Distributions of cash or property to holders of its Common Stock in situations where the value of the Common Stock would otherwise exceed 52% of the total value of the stock of the Company, reducing the value of the Common Stock to not less than 50% of the total value of the Company. Such Balancing Distributions will reduce the assets of the Company available to make payments to the holders of the Preferred Stock, including the holders of the Series A Preferred Shares. The Advisor will inform the Company of the need for any Balancing Distributions based on the Advisor's regular monitoring of (i) the fair market value of the Company's assets based on the Advisor's knowledge of the market for such assets, and (ii) the trading price of the Series A Preferred Shares. Under the applicable federal income tax rules, it may be necessary to make these determinations on each day of the second half of each taxable year. See "Federal Income Tax Considerations--Taxation of the Company--Organizational Requirements."

  However, there are several limitations on the Company's ability to pay dividends on the Common Stock (none of which should adversely affect the legal right of the Company to pay dividends in respect of the Series A Preferred Shares). First, under the Company's current dividend policy, the Company may not make any distribution in respect of the Common Stock with respect to any year to the extent that, after taking into account such proposed distribution (other than any Balancing Distributions), total cash or property distributions on the Company's outstanding shares of Preferred Stock and Common Stock with respect to that year would exceed 105% of the Company's "REIT taxable income" (excluding capital gains) for that year plus net capital gains of the Company for that year. This policy regarding the limitations on payment of dividends in respect of Common Stock may not be modified without the approval of a majority of the Independent Directors. Second, if the Company fails to declare and pay full dividends on the Series A Preferred Shares in any dividend period, the Company may not make any dividends or other distributions with respect to the Common Stock, including Balancing Distributions, until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period. See "Description of Series A Preferred Shares--Dividends." Third, Maryland law provides that dividends may be paid on the capital stock of the Company out of (i) the Company's capital surplus (i.e., the excess of the Company's net assets over the aggregate par value of all shares of capital stock issued by the Company), and (ii) the Company's net profits for the year in which the dividend is declared and for the preceding year. Because the aggregate par value of the Series A Preferred Shares and the outstanding shares of Common Stock will, upon the consummation of the Offering, equal $15 million (assuming the Underwriters' over-allotment option is not exercised), the amount of dividends which the Company could legally pay on its Common Stock cannot exceed an amount which would cause the Company's net assets to be less than $15 million. It is, however, possible that these limitations on the Company's ability to pay dividends on the Common Stock could affect the ability of the Company to qualify as a REIT for federal income tax purposes. See "Federal Income Tax Considerations--Taxation of the Company--Organizational Requirements."

  The OTS prompt corrective action regulations prohibit thrift institutions such as the Bank from making "capital distributions" (defined to include a transaction that the OTS or FDIC determines, by order or regulation, to be "in substance a distribution of capital") unless the institution is at least "adequately capitalized" after the distribution. There can be no assurances that either the OTS or the FDIC would not seek to restrict the Company's payment of dividends on the Series A Preferred Shares under this provision if the Bank were to fail to maintain its status as "adequately capitalized." Currently, an institution is considered "adequately capitalized" if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a leverage (or core capital) ratio of at least 4.0%. Based on unaudited results, at September 30, 1996, the Bank's total risk-based capital ratio was 10.14%, Tier 1 risk-based capital ratio was 5.80% and core capital (or leverage) ratio was 5.21%. Such ratios, adjusted to give effect to the sale of Series A Preferred Shares in the Offering, would be 12.63%, 7.68% and 6.78%, respectively. In addition, the Exchange Event may take place under circumstances in which the Bank will not be considered "adequately capitalized" for purposes of the OTS' prompt corrective action regulations. Thus, at the time of the Automatic Exchange, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares. Further, the Bank's ability to pay dividends on the Bank Preferred Shares following the Automatic Exchange also would be subject to various restrictions under OTS regulations, a resolution of the Bank's board of directors and certain contractual provisions. See "Certain Information Regarding the Bank-- Restrictions on Bank Dividends." In the event that the Bank did pay dividends on the Bank Preferred Shares, such dividends would be paid out of the Bank's capital surplus.

  Under certain circumstances, including any determination that the Bank's relationship to the Company results in an unsafe and unsound banking practice, federal regulatory authorities will have additional authority to restrict the ability of the Company to make dividend payments to its stockholders.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal liquidity need will be to fund the acquisition of additional Mortgage Assets as Mortgage Assets held by the Company are repaid. The acquisition of such additional Mortgage Assets will be funded with the proceeds of principal repayments on its current portfolio of Mortgage Assets. The Company does not anticipate that it will have any other material capital expenditures. The Company believes that cash generated from the payment of interest and principal on its Mortgage Asset portfolio will provide sufficient funds to meet its operating requirements and to pay dividends in accordance with the requirements to be taxed as a REIT for the foreseeable future.

GENERAL DESCRIPTION OF MORTGAGE ASSETS; INVESTMENT POLICY

  Residential Mortgage Loans. The Company may from time to time acquire both conforming and nonconforming Residential Mortgage Loans. Conventional conforming Residential Mortgage Loans comply with the requirements for inclusion in a loan guarantee program sponsored by either the Federal Home Loan Mortgage Corporation ("FHLMC") or the Federal National Mortgage Association ("FNMA"). Under current regulations, the maximum principal balance allowed on conforming Residential Mortgage Loans ranges from $207,000 ($310,500 for Residential Mortgage Loans secured by mortgaged properties located in either Alaska or Hawaii) for one-unit residential loans to $397,800 ($596,700 for Residential Mortgage Loans secured by mortgaged properties located in either Alaska or Hawaii) for four-unit residential loans. Nonconforming Residential Mortgage Loans are Residential Mortgage Loans that do not qualify in one or more respects for purchase by FNMA or FHLMC under their standard programs. The nonconforming Residential Mortgage Loans that the Company purchases will be nonconforming generally because they have original principal balances which exceed the limits for FHLMC or FNMA programs. The Company's nonconforming Residential Mortgage Loans are expected to meet the requirements for sale to national private mortgage conduit programs or other investors in the secondary mortgage market.

  Each Residential Mortgage Loan will be evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first lien on single-family (one- to four-unit) residential properties, including stock allocated to a dwelling unit in a residential cooperative housing corporation. Residential real estate properties underlying Residential Mortgage Loans consist of individual dwelling units, individual cooperative apartment units, individual condominium units, two- to four-family dwelling units, planned unit developments and townhouses. The Company currently expects that most of the Residential Mortgage Loans to be acquired by it will be adjustable rate Mortgage Loans; however, the Company may also purchase fixed rate Residential Mortgage Loans.

  Mortgage-Backed Securities. While no Mortgage-Backed Securities will be included in the Initial Portfolio, the Company may from time to time acquire fixed-rate or variable-rate Mortgage-Backed Securities representing interests in pools of Mortgage Loans. A portion of any Mortgage-Backed Securities that the Company purchases may have been originated by the Bank by exchanging pools of Mortgage Loans for the Mortgage-Backed Securities. The Mortgage Loans underlying the Mortgage-Backed Securities will be secured by single-family residential properties located throughout the United States.

  The Company intends to acquire only investment grade Mortgage-Backed Securities issued by agencies of the federal government or government sponsored agencies, such as FHLMC, FNMA and the Government National Mortgage Association ("GNMA"). The Company does not intend to acquire any interest-only, principal-only or high-risk Mortgage-Backed Securities.

  Commercial Mortgage Loans. While no Commercial Mortgage Loans will be included in the Initial Portfolio, the Company may from time to time in the future acquire Commercial Mortgage Loans secured by industrial and warehouse properties, recreational facilities, office buildings, retail space and shopping malls, hotels and motels, hospitals, nursing homes or senior living centers. Unlike Residential Mortgage Loans, Commercial Mortgage Loans generally lack standardized terms. In addition, Commercial Mortgage Loans tend to be fixed rate loans having shorter maturities than Residential Mortgage Loans. Commercial Mortgage Loans may also not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. Moreover, commercial properties, particularly industrial and warehouse properties, are generally subject to relatively greater environmental risks than non-commercial properties, generally giving rise to increased costs of compliance with environmental laws and regulations. See "Risk Factors--Special Risks Relating to Commercial Mortgage Loans" and "--Environmental Considerations." There is no requirement regarding the percentage of any commercial real estate property that must be leased at the time the Company acquires a Commercial Mortgage Loan secured by such commercial real restate property, and there is no requirement that Commercial Mortgage Loans have third party guarantees.

  The credit quality of a Commercial Mortgage Loan may depend on, among other factors, the existence and structure of underlying leases, the physical condition of the property (including whether any maintenance has been deferred), the creditworthiness of tenants, the historical and anticipated level of vacancies and rents on the property and on other comparable properties located in the same region, potential or existing environmental risks, the availability of credit to refinance the Commercial Mortgage Loan at or prior to maturity and the local and regional economic climate in general. Foreclosures of defaulted Commercial Mortgage Loans are generally subject to a number of complicating factors, including environmental considerations, which are generally not present in foreclosures of Residential Mortgage Loans. See "Risk Factors--Special Risks Relating to Commercial Mortgage Loans" and "-- Environmental Considerations."

  Other Real Estate Assets. The Company may invest up to 5% of the total value of its portfolio in assets other than Residential Mortgage Loans and Mortgage-Backed Securities eligible to be held by REITs. In addition to Commercial Mortgage Loans, and Mortgage Loans secured by multi-family properties, such assets could include cash, cash equivalents and securities, including shares or interests in other REITs.

ACQUISITION OF INITIAL PORTFOLIO

  Simultaneously with the consummation of the Offering, the Company will acquire the Residential Mortgage Loans included in the Initial Portfolio pursuant to the terms of a mortgage loan purchase agreement with the Bank (the "Mortgage Loan Purchase Agreement"). Each Residential Mortgage Loan in the Initial Portfolio will be assigned to the Company pursuant to the Mortgage Loan Purchase Agreement. Each Residential Mortgage Loan will be identified in a schedule appearing as an exhibit to the Mortgage Loan Purchase Agreement (the "Mortgage Loan Schedule"). The Mortgage Loan Schedule will specify, among other things, with respect to each Residential Mortgage Loan: the loan number, the interest rate or interest rate formula applicable to such Residential Mortgage Loan, the interest rate as of the purchase date pursuant to such formula, the original principal amount and the unpaid principal balance as of the purchase date, the monthly payment, the maturity date and the type of the mortgaged property.

  In addition, the Bank will deliver or cause to be delivered to the Company the mortgage note with respect to each Residential Mortgage Loan (together with all amendments and modifications thereto) endorsed in blank, the original or certified copy of the mortgage (together with all amendments and modifications thereto) with evidence of recording indicated thereon, if available, and an original or certified copy of an assignment of the mortgage in recordable form. Such documents will initially be held by the Bank, as Advisor, acting as custodian for the Company. None of the assignments of the Residential Mortgage Loans in the Initial Portfolio will be recorded since the Bank will hold record title to the Residential Mortgage Loans to facilitate the servicing of such loans. See "--Servicing" and "--Description of Initial Portfolio--General."

  The Bank will make certain representations and warranties with respect to the Residential Mortgage Loans in the Initial Portfolio for the benefit of the Company and will be obligated to repurchase any Residential Mortgage Loan sold by it to the Company as to which there is a material breach of any such representation or warranty, unless the Bank elects to substitute a qualified Residential Mortgage Loan for such Residential Mortgage Loan. The Bank will also indemnify the Company for damages or costs resulting from any such breach. The repurchase price for any such Residential Mortgage Loan will be its outstanding principal amount plus accrued and unpaid interest on the date of repurchase. In addition, under the terms of the Mortgage Loan

Purchase Agreement, the Company will acquire, in addition to the Residential Mortgage Loans included in the Initial Portfolio, (i) the amounts held in one or more accounts currently maintained for the benefit of or in the name of the Bank, which will be transferred to the Company pursuant to the Servicing Agreement, and (ii) all insurance policies relating to the Residential Mortgage Loans and the proceeds thereof.

MANAGEMENT POLICIES AND PROGRAMS

  In administering the Company's Mortgage Assets, the Advisor has a high degree of autonomy. The Board of Directors, however, has adopted certain policies to guide administration of the Company and the Advisor with respect to the acquisition and disposition of assets, use of capital and leverage, credit risk management and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of the Board of Directors (in certain circumstances subject to the approval of a majority of the Independent Directors) without a vote of the Company's stockholders, including holders of the Series A Preferred Shares. See also "-- Dividend Policy."

  Asset Acquisition and Disposition Policies. Subsequent to the acquisition of the Initial Portfolio, the Company anticipates that it will from time to time purchase additional Mortgage Assets. The Company intends to acquire all or substantially all of such Mortgage Assets from the Bank and/or affiliates of the Bank, on terms that are comparable to those that could be obtained by the Company if such Mortgage Assets were purchased from unrelated third parties, out of proceeds received in connection with the repayment or disposition of Mortgage Assets or the issuance of additional shares of Preferred Stock or the contribution of additional capital by the Bank. The Company may also from time to time, however, acquire Mortgage Assets from unrelated third parties. As of the date of this Prospectus, the Company has not adopted any arrangements or procedures by which it would purchase Mortgage Assets from unrelated third parties, and the Company has not entered into any agreements with any third parties with respect to the purchase of Mortgage Assets. The Company anticipates that it would purchase Mortgage Assets from unrelated third parties only if neither the Bank nor any affiliate of the Bank had an amount or type of Mortgage Asset sufficient to meet the requirements of the Company. The Company currently anticipates that the Mortgage Assets that it purchases will include Residential Mortgage Loans, as described in "--Description of Initial Portfolio," and Mortgage-Backed Securities, although if the Bank and/or any of its affiliates develop additional Mortgage Asset products, the Company may purchase such additional types of Mortgage Assets. In addition, the Company may also from time to time acquire limited amounts of other assets eligible to be held by REITs. The Company currently anticipates that it will not acquire the right to service any Mortgage Loan it acquires in the future. The Company anticipates that any servicing arrangement that it enters into in the future will contain fees and other terms consistent with secondary market standards.

  The Company currently intends to maintain at least 95% of its portfolio in a combination of Residential Mortgage Loans and Mortgage-Backed Securities. As indicated above, the Company may invest up to 5% of its portfolio in other assets eligible to be held by REITs. The Company's current policy prohibits the acquisition of any Mortgage Loan or any interest in a Mortgage Loan (other than an interest resulting from the acquisition of Mortgage-Backed Securities), which Mortgage Loan (i) is delinquent in the payment of principal or interest at the time of proposed acquisition; (ii) is or was at any time during the preceding 12 months (a) classified, (b) in nonaccrual status or (c) renegotiated due to financial deterioration of the borrower; or (iii) has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. Loans that are in a "nonaccrual status" are generally loans that are past due 90 days or more in principal or interest, and "classified" loans are generally troubled loans which are deemed substandard or doubtful with respect to collectibility.

  The Company currently intends to maintain a policy of disposing of any Mortgage Loan which, subsequent to its acquisition by the Company, (i) becomes classified, (ii) falls into nonaccrual status, (iii) has to be renegotiated due to the financial deterioration of the borrower, or (iv) is more than 30 days past due in the payment of principal or interest more than once in any 12 month period. The Company may choose, at any time subsequent to its acquisition of any Mortgage Loan, to require the Servicer of the Mortgage Loan to dispose of any Mortgage Loan for any of these reasons or for any other reason. The Bank has indicated to the Company that the Bank will not purchase any Mortgage Loan of the Company that the Company chooses to dispose of for any of the foregoing reasons; accordingly, the Company currently anticipates that any such Mortgage Loan would be sold at its then current fair value by the Company to an unrelated third party.

  The Company will develop forms of assignment and a policy regarding recording of mortgage assignments for the Residential Mortgage Loans that it acquires.

  Capital and Leverage Policies. To the extent that the Board of Directors determines that additional funding is required, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (after consideration of provisions of the Code requiring the distribution by a REIT of a certain percentage of taxable income and taking into account taxes that would be imposed on undistributed taxable income), or a combination of these methods.

  The Company will have no debt outstanding following consummation of the Offering, and the Company does not currently intend to incur any indebtedness. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of debt, funded or otherwise, the Company might incur. Notwithstanding the foregoing, the Company may not, without the approval of a majority of the Independent Directors, incur debt for borrowed money other than debt not in excess of 25% of the Company's total stockholders' equity. Any such debt incurred may include intercompany advances made by the Bank to the Company.

  The Company may also issue additional series of Preferred Stock. However, the Company may not issue additional shares of Preferred Stock senior to the Series A Preferred Shares without the consent of holders of at least 67% of the outstanding shares of Preferred Stock at that time, including the Series A Preferred Shares, and the Company may not issue additional shares of Preferred Stock on a parity with the Series A Preferred Shares without the approval of a majority of the Company's Independent Directors. The Company does not currently intend to issue any additional series of Preferred Stock unless it simultaneously receives additional capital contributions from the Bank equal to the sum of the aggregate offering price of such additional Preferred Stock and the Company's expenses in connection with the issuance of such additional shares of Preferred Stock. Prior to its issuance of additional shares of Preferred Stock, the Company will take into consideration the Bank's regulatory capital requirements and the cost of raising and maintaining that capital at the time. See "Certain Transactions Constituting the Formation-- Benefits to the Bank."

  Credit Risk Management Policies. The Company intends that each Mortgage Loan acquired from the Bank, an affiliate of the Bank or an unrelated third party in the future will represent a first lien position and will be originated in the ordinary course of the originator's real estate lending activities based on the underwriting standards generally applied (at the time of origination) for the originator's own account. See "--Description of Initial Portfolio-- Underwriting Standards." The Company also intends that all Mortgage Loans held by the Company will be serviced pursuant to the Servicing Agreement, which requires servicing in conformity with accepted secondary market standards, with any servicing guidelines promulgated by the Company and, in the case of the Residential Mortgage Loans, with FNMA and FHLMC guidelines and procedures. The Company may also choose, at any time subsequent to its acquisition of Mortgage Loans, to dispose of any Mortgage Loan for any reason, including as a result of such Mortgage Loan becoming "classified" or being placed in a "nonaccrual status" or renegotiated due to the financial deterioration of the borrower or having been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest, as described above.

  Conflict of Interest Policies. Because of the nature of the Company's relationship with the Bank and its affiliates, it is likely that conflicts of interest will arise with respect to certain transactions, including without limitation, the Company's acquisition of Mortgage Assets from, or disposition of Mortgage Assets to, the Bank or its affiliates and the modification of the Advisory Agreement or the Servicing Agreement. It is the Company's policy that the terms of any financial dealings with the Bank and its affiliates will be consistent with those available from third parties in the mortgage lending industry. In addition, neither the Advisory Agreement nor the Servicing Agreement may be modified or terminated without the approval of a majority of the Independent Directors.

  Conflicts of interest between the Company and the Bank and its affiliates may also arise in connection with making decisions that bear upon the credit arrangements that the Bank or one of its affiliates may have with a borrower. Conflicts could also arise in connection with actions taken by the Bank as a controlling person in the Company. It is the intention of the Company and the Bank that any agreements and transactions between the Company, on the one hand, and the Bank or its affiliates, on the other hand, including, without limitation, the Residential Mortgage Loan Purchase Agreements, are fair to all parties and are consistent with market terms for such types of transactions. The Servicing Agreement provides that foreclosures and dispositions of the Mortgage Loans are to be performed with a view toward maximizing the recovery by the Company as owner of the Mortgage Loans, and the Servicer shall service the Mortgage Loans solely with a view toward the interests of the Company, and without regard to the interests of the Bank or any of its affiliates. The requirement in the Articles Supplementary establishing the Series A Preferred Shares that certain actions of the Company be approved by a majority of the Independent Directors is also intended to ensure fair dealings between the Company and the Bank and its affiliates. However, there can be no assurance that any such agreement or transaction will be on terms as favorable to the Company as would have been obtained from unaffiliated third parties.

  There are no provisions in the Company's Articles of Incorporation limiting any officer, director, security holder or affiliate of the Company from having any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or from engaging in acquiring, holding and managing Mortgage Assets. As described herein, it is expected that the Bank and its affiliates will have direct interests in transactions with the Company (including without limitation the sale of Mortgage Assets to the Company); however, it is not currently anticipated that any of the officers or directors of the Company will have any interests in such Mortgage Assets.

  Other Policies. The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940, as amended. The Company does not intend to (i) invest in the securities of other issuers for the purpose of exercising control over such issuers, (ii) underwrite securities of other issuers, (iii) actively trade in loans or other investments, (iv) offer securities in exchange for property, or (v) make loans to third parties, including without limitation officers, directors or other affiliates of the Company. The Company may, under certain circumstances, purchase the Series A Preferred Shares in the open market or otherwise. The Company has no present intention of causing the Company to repurchase any shares of its capital stock, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT.

  The Company intends to publish and distribute to stockholders, in accordance with the rules of the NYSE, annual reports containing financial statements prepared in accordance with generally accepted accounting principles and certified by the Company's independent public accountants. The Articles Supplementary establishing the Series A Preferred Shares provide that the Company shall maintain its status as a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for as long as any of the Series A Preferred Shares are outstanding.

  The Company currently intends to make investments and operate its business at all times in such a manner as to be consistent with the requirements of the Code to qualify as a REIT. However, future economic, market, legal, tax or other considerations may cause the Board of Directors, subject to approval by a majority of the Independent Directors, to determine that it is in the best interests of the Company and its stockholders to revoke its REIT status.

DESCRIPTION OF INITIAL PORTFOLIO

  Information with respect to the Mortgage Assets eligible to be included in the Initial Portfolio is presented as of October 31, 1996. Factual data with respect to such Mortgage Assets relates to Mortgage Assets which the Company currently believes will be purchased simultaneously with the consummation of the Offering. The composition of the Initial Portfolio as actually purchased contemporaneously with the consummation of the Offering may differ in certain respects from the Initial Portfolio as described in this Prospectus; provided, however, that (i) at least 95% of the Mortgage Assets included in the actual Initial Portfolio (measured by aggregate outstanding principal balance) shall include Mortgage Assets described herein, and (ii) the Company must first determine that any changes in the Initial Portfolio from the description herein are not material.

  The detailed information set forth in this Prospectus with respect to the Mortgage Assets applies only to the Initial Portfolio. The Company's portfolio of Mortgage Assets may or may not have the characteristics described below at future dates, although the Company currently intends to maintain at least 95% of its portfolio in a combination of Residential Mortgage Loans and Mortgage-Backed Securities and the remainder of its portfolio in other assets eligible to be held by REITs.

  General. The Initial Portfolio will be selected from 1,682 Residential Mortgage Loans. The Residential Mortgage Loans to be included in the Initial Portfolio will have an aggregate outstanding principal balance approximately equal to the purchase price therefor and will be selected from Residential Mortgage Loans with an aggregate outstanding principal balance of approximately $321.9 million at October 31, 1996.

  Substantially all of the Residential Mortgage Loans included in the Initial Portfolio were originated in the ordinary course of the real estate lending activities of either the Bank or one of the Bank's affiliates. Certain of the Residential Mortgage Loans included in the Initial Portfolio may have been originated by mortgagees approved by the Secretary of Housing and Urban Development or institutions (such as banks, credit unions and insurance companies) subject to supervision and examination by federal and state authorities and then sold to the Bank or one of the Bank's affiliates. All of the Residential Mortgage Loans included in the Initial Portfolio were originated generally in accordance with the underwriting standards customarily employed by the originator during the period in which such Mortgage Loans were originated.

  All of the Residential Mortgage Loans included in the Initial Portfolio were originated between 1988 and 1996, and have original terms to stated maturity of either 30 or 40 years. The weighted average number of months since origination of the Residential Mortgage Loans eligible to be included in the Initial Portfolio (calculated as of October 31, 1996) was approximately 30 months. The weighted average "Loan-to-Value Ratio" of the Residential Mortgage Loans eligible to be included in the Initial Portfolio is 82.0%. "Loan-to-Value Ratio" means the ratio (expressed as a percentage) of the original principal amount of a mortgage loan to the lesser of (i) the appraised value at origination of the underlying mortgage property, and (ii) if the mortgage loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

  Except as described below, upon transfer of the residential mortgaged property underlying a Residential Mortgage Loan included in the Initial Portfolio that is an adjustable rate Mortgage Loan, the mortgage note generally will not preclude assumption of the related Residential Mortgage Loan by the proposed transferee if the proposed transferee satisfies certain criteria with respect to its ability to repay the Residential Mortgage Loan. The mortgage notes with respect to certain of the Residential Mortgage Loans included in the Initial Portfolio contain "due-on-sale" provisions, which prevent the assumption of the Residential Mortgage Loan by a proposed transferee and accelerate the payment of the outstanding principal balance of the Residential Mortgage Loan. "Due-on-sale" provisions in mortgage notes with respect to adjustable rate Residential Mortgage Loans may be applicable in the period prior to the first Rate Adjustment Date (as defined herein) or following the exercise of a conversion option fixing the interest rate.

  None of the Residential Mortgage Loans included in the Initial Portfolio (i) is currently delinquent in the payment of principal or interest; (ii) is or was at any time during the preceding 12 months (a) classified, (b) in nonaccrual status or (c) renegotiated due to the financial deterioration of the borrower; or (iii) was, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. If, prior to the acquisition of the Initial Portfolio, any Residential Mortgage Loan included in the description of the Initial Portfolio herein falls within any of the foregoing categories, the Company will not purchase such

Residential Mortgage Loan but will instead purchase a Residential Mortgage Loan similar in aggregate outstanding principal balance and product type which does not fall into any of these categories.

  Residential Mortgage Loans. The following types of Residential Mortgage Loan products, each of which is more fully described below, will be included in the Initial Portfolio: Three-Year ARM, 5/1 ARM and 10/1 ARM.

  The following table sets forth certain information with respect to each type of Residential Mortgage Loan eligible to be included in the Initial Portfolio as of October 31, 1996:

                   TYPE OF RESIDENTIAL MORTGAGE LOAN PRODUCT

                           AGGREGATE                                         WEIGHTED AVERAGE
                           PRINCIPAL       PERCENTAGE BY    WEIGHTED AVERAGE EXPECTED MONTHS
                            BALANCE     AGGREGATE PRINCIPAL INITIAL LOAN TO     REMAINING
          TYPE           (IN THOUSANDS)       BALANCE         VALUE RATIO      TO MATURITY
          ----           -------------- ------------------- ---------------- ----------------
Three-Year ARM..........    $113,783           35.35%            81.24%            327
5/1 ARM.................     196,817           61.15%            83.03%            333
10/1 ARM................      11,252            3.50%            72.05%            311
                            --------          ------
    Total...............    $321,852          100.00%            82.01%            330
                            ========          ======

  All of the Residential Mortgage Loans included in the Initial Portfolio bear interest at adjustable rates. The interest rate on an "adjustable rate mortgage" or an "ARM" is typically tied to an index (such as the interest rate on United States Treasury Bills), and is adjustable periodically. ARMs are typically subject to lifetime interest rate caps and periodic interest rate caps. As of October 31, 1996, the interest rates of the Residential Mortgage Loans eligible to be included in the Initial Portfolio ranged from 5.125% per annum to 9.500% per annum and the weighted average interest rate was approximately 7.79% per annum. The following table contains certain additional data with respect to the interest rates of the Residential Mortgage Loans eligible to be included in the Initial Portfolio as of October 31, 1996:

      CURRENT INTEREST RATE OF ADJUSTABLE RATE RESIDENTIAL MORTGAGE LOANS

                                                 AGGREGATE        PERCENTAGE
   CURRENT                      NUMBER OF    PRINCIPAL BALANCE   BY AGGREGATE
 INTEREST RATE                MORTGAGE LOANS  (IN THOUSANDS)   PRINCIPAL BALANCE
 -------------                -------------- ----------------- -----------------
5.000%-5.249%................         1          $    153             0.05%
5.250%-5.499%................         2               513             0.16%
5.500%-5.749%................         4               697             0.22%
5.750%-5.999%................        27             4,385             1.36%
6.000%-6.249%................        24             3,595             1.12%
6.250%-6.499%................        22             3,991             1.24%
6.500%-6.749%................        15             2,331             0.72%
6.750%-6.999%................        30             5,327             1.66%
7.000%-7.249%................        37             7,482             2.32%
7.250%-7.499%................        65            12,992             4.04%
7.500%-7.749%................       375            73,366            22.79%
7.750%-7.999%................       465            88,861            27.60%
8.000%-8.249%................       269            53,747            16.70%
8.250%-8.499%................       158            31,238             9.71%
8.500%-8.749%................       117            21,203             6.59%
8.750%-8.999%................        51             8,591             2.67%
9.000%-9.249%................        13             2,139             0.66%
9.250%-9.499%................         5               833             0.26%
9.500%-9.749%................         2               408             0.13%
                                  -----          --------           ------
    Total....................     1,682          $321,852           100.00%
                                  =====          ========           ======

  "Gross Margin," with respect to a Residential Mortgage Loan that is an ARM, means the applicable fixed percentage which is added to the applicable index to calculate the current interest rate paid by the borrower of such Residential Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate Residential Mortgage Loans. As of October 31, 1996, the weighted average Gross Margin of the Residential Mortgage Loans eligible to be included in the Initial Portfolio was approximately 2.95%.

  The following table sets forth certain additional data with respect to the Gross Margin of the Residential Mortgage Loans eligible to be included in the Initial Portfolio as of October 31, 1996:

                                 GROSS MARGIN

                                                 AGGREGATE        PERCENTAGE
                                NUMBER OF    PRINCIPAL BALANCE   BY AGGREGATE
 GROSS MARGIN                 MORTGAGE LOANS  (IN THOUSANDS)   PRINCIPAL BALANCE
 ------------                 -------------- ----------------- -----------------
1.625%-2.124%................         6          $    519              0.2%
2.625%-3.124%................     1,461           280,180             87.0%
Greater than 3.124%..........       215            41,153             12.8%
                                  -----          --------            -----
    Total....................     1,682          $321,852            100.0%
                                  =====          ========            =====

  The interest rate of each type of ARM product included in the Initial Portfolio adjusts at the times (each, a "Rate Adjustment Date") and in the manner described below subject to lifetime interest rate caps, to minimum interest rates and, in the case of most ARMs in the Initial Portfolio, to maximum periodic adjustment increases or decreases, each as specified in the mortgage note relating to the ARM. Information set forth below regarding interest rate caps and minimum interest rates applies to the Initial Portfolio only. Mortgage Loans purchased by the Company after consummation of the Offering may be subject to different interest rate caps and minimum interest rates.

  Each ARM bears interest at its initial interest rate until its first Rate Adjustment Date. Effective with each Rate Adjustment Date, the monthly principal and interest payment on an adjustable rate Mortgage Loan will be adjusted to an amount that will fully amortize the then-outstanding principal balance of such Residential Mortgage Loan over its remaining term to stated maturity and that will be sufficient to pay interest at the adjusted interest rate. Certain of the types of Residential Mortgage Loan products that are ARMs contain an option, which may be exercised by the mortgagor, to convert the ARM into a fixed rate loan for the remainder of the mortgage term. If a Residential Mortgage Loan that is an ARM is converted into a fixed rate loan, the interest rate will be determined at the time of conversion as specified in the mortgage note relating to such Mortgage Loan and will remain fixed at such rate until the stated maturity of such Residential Mortgage Loan. All the Mortgage Loans included in the Initial Portfolio allow the mortgagor to prepay at any time some or all of the outstanding principal balance of the Mortgage Loan without a fee or penalty.

  One-Year ARM. The interest rate with respect to a one-year ARM ("One-Year ARM") is fixed at an initial rate for the first twelve monthly payments and adjusts annually thereafter on the date specified in the related mortgage note to a rate equal to the then-current Treasury Index (defined below) plus the Gross Margin set forth in such mortgage note, subject to a maximum annual interest rate increase or decrease of 2.00%, a lifetime interest rate cap as specified in the related mortgage note and a minimum interest rate no less than the Gross Margin. The sum of the Treasury Index and the Gross Margin is generally rounded to the nearest 0.125%; however, certain mortgage notes provide for the sum to be rounded upwards to the nearest 0.125%. The "Treasury Index" with respect to each One-Year ARM is the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any United States government department or agency and made available to the applicable servicer. Should the Treasury Index not be published or become otherwise unavailable, the applicable servicer will select a comparable alternative index over which it has no control and which is readily available.

  Certain One-Year ARMs contain a conversion option which, if exercised, would convert the One-Year ARM into a fixed rate loan for the remainder of the term of the mortgage. Subject to conditions specified in the mortgage note related to a One-Year ARM, a mortgagor may have the right to convert the One-Year ARM to a fixed rate loan beginning with the first Rate Adjustment Date and on the first day of each month thereafter until and including the fifth Rate Adjustment Date. If the conversion option is exercised, the interest rate will be fixed for the remainder of the term of the mortgage and will equal the sum of a percentage equal to at least 0.625% and the FNMA Required Net Yield. The mortgagor must pay a conversion fee at the time the option is exercised.

  Three-Year ARM. The interest rate with respect to each three-year ARM ("Three-Year ARM") is fixed at an initial rate for the first 36 monthly payments and adjusts every three years thereafter in the same manner described for the One-Year ARM, except that the "Treasury Index" is the weekly average yield on United States Treasury securities adjusted to a constant maturity of three years. Certain Three-Year ARMs contain a conversion option that is substantially the same as the conversion option for the One-Year ARM, except that the option may only be exercised at the first and second Rate Adjustment Dates.

  Five-Year Fixed Rate Loan with Automatic Conversion to One-Year ARM. The interest rate with respect to each five-year fixed rate loan with automatic conversion to a One-Year ARM (a "5/1 ARM") is fixed at an initial rate for the first 60 monthly payments and adjusts annually thereafter as if the Residential Mortgage Loan were a One-Year ARM with a lifetime interest rate cap equal to the initial interest rate with respect to such Residential Mortgage Loan plus 6% to 8%. There is no ability to continue at a fixed rate after the first Rate Adjustment Date.

  Ten-Year Fixed Rate Loan with Automatic Conversion to One-Year ARM. The interest rate with respect to each ten-year fixed rate loan with automatic conversion to a One-Year ARM (a "10/1 ARM") is fixed at an initial rate for the first 120 monthly payments and adjusts annually thereafter as if the Residential Mortgage Loan were a One-Year ARM with a lifetime interest rate cap equal to the initial interest rate with respect to such Residential Mortgage Loan plus 6% to 7%. There is no ability to continue at a fixed rate after the first Rate Adjustment Date.

  Underwriting Standards. The Bank has represented to the Company that all of the Mortgage Loans included in the Initial Portfolio were originated generally in accordance with the underwriting policies customarily employed by the originator during the period in which the Residential Mortgage Loans in the Initial Portfolio were originated.

  In the Mortgage Loan approval process, the Bank assesses both the borrower's ability to repay the Mortgage Loan and, in appropriate cases, the adequacy of the proposed security. Credit approval is vested with the board of directors of the Bank and delegated to the executive loan committee of the Bank (the "Executive Loan Committee") and certain senior officers in accordance with the credit authorizations approved by the board of directors of the Bank. All multi-family Residential Mortgage Loans and Commercial Loans are reviewed and approved by the Executive Loan Committee. Any significant Mortgage Loan not conforming to the Bank's approved policies must be approved by the Executive Loan Committee or the chief executive officer of the Bank. All Mortgage Loans of $15 million or more are presented to the board of directors of the Bank for final approval.

  The approval process for all types of Mortgage Loans includes on-site appraisals of the properties securing such loans and a review of the applicant's financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of multi-family Residential Mortgage Loans and Commercial Loans. The Bank generally lends up to 95% of the appraised value of single-family residential dwellings to be owner-occupied. The Loan-to-Value Ratio generally applied by the Bank to multi-family Residential Mortgage Loans and Commercial Loans has been 80% of the appraised value of the property.

  The Bank requires title insurance policies protecting the priority of the Bank's liens for all Mortgage Loans and also requires fire and casualty insurance for permanent Mortgage Loans. The borrower selects the insurance carrier, subject to the Bank's approval. Generally, for any Residential Mortgage Loan in an amount exceeding 80% of the appraised value of the security property, the Bank currently requires mortgage insurance from an independent mortgage insurance company.

  Substantially all fixed-rate Mortgage Loans originated by the Bank contain a "due-on-sale" clause providing that the Bank may declare a Mortgage Loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank's ARMs generally are assumable.

  Geographic Distribution. Approximately 98% of the residential real estate properties underlying the Company's Residential Mortgage Loans eligible to be included in the Initial Portfolio are located in Washington, D.C., Maryland and Virginia. Consequently, these Residential Mortgage Loans may be subject to a greater risk of default than other comparable Residential Mortgage Loans in the event of adverse economic, political or business developments in Washington, D.C., Maryland and Virginia that may affect the ability of residential property owners in any of these areas to make payments of principal and interest on the underlying mortgages.

  Loan-to-Value Ratios; Insurance. Approximately 99.2% of the Residential Mortgage Loans eligible to be included in the Initial Portfolio having Loan-to-Value Ratios of greater than 80%, are insured under primary mortgage guaranty insurance policies. Approximately 38.3% of such insured Residential Mortgage Loans are insured by one primary mortgage insurance policy issuer. At the time of origination of the Residential Mortgage Loans, each of the primary mortgage insurance policy insurers was approved by FNMA or FHLMC. A standard hazard insurance policy is required to be maintained by the mortgagor with respect to each Residential Mortgage Loan in an amount equal to the maximum insurable value of the improvements securing such Residential Mortgage Loan or the principal balance of such Residential Mortgage Loan, whichever is less. If the residential real estate property underlying a Residential Mortgage Loan is located in a flood zone, such Residential Mortgage Loan may also be covered by a flood insurance policy as required by law. No special hazard insurance policy or mortgagor bankruptcy insurance will be maintained by the Company with respect to the Residential Mortgage Loans in the Initial Portfolio, nor will any Residential Mortgage Loan be insured by the Federal Housing Administration or guaranteed by the Veterans Administration.

SERVICING

  The Mortgage Loans included in the Initial Portfolio will be serviced by the Bank pursuant to the terms of the Servicing Agreement. The Bank in its role as servicer under the terms of the Servicing Agreement is herein referred to as the "Servicer." The Servicer will receive a fee equal to .375% per annum on the principal balances of the loans serviced.

  The Servicing Agreement requires the Servicer to service the Company's Mortgage Loans in a manner generally consistent with accepted secondary market practices, with any servicing guidelines promulgated by the Company and, in the case of Residential Mortgage Loans, with FNMA and FHLMC guidelines and procedures. The Servicing Agreement requires the Servicer to service the Mortgage Loan solely with a view toward the interests of the Company and without regard to the interests of the Bank or any of its affiliates. The Servicer will collect and remit principal and interest payments, administer mortgage escrow accounts, submit and pursue insurance claims and initiate and supervise foreclosure proceedings on the Mortgage Loans it services. The Servicer will also provide accounting and reporting services required by the Company for such Mortgage Loans. The Servicing Agreement requires the Servicer to follow such collection procedures as are customary in the industry, including contacting delinquent borrowers and supervising foreclosures and property disposition in the event of unremedied defaults in accordance with servicing guidelines promulgated by the Company. The Servicer may, in its discretion, arrange with a defaulting borrower a schedule for the liquidation of delinquencies, provided that, in the case of Residential Mortgage Loans, no primary mortgage guaranty insurance coverage is adversely affected. The Servicer may also be directed by the Company, at any time during the servicing process, to dispose of any Mortgage Loan which becomes classified, placed in a nonaccrual status, renegotiated due to the financial deterioration of the borrower or which has been, more than once during the preceding 12 months, more than 30 days past due in the payment of principal or interest. The Servicer may from time to time subcontract all or a portion of its servicing obligations under the Servicing Agreement to which it is a party to affiliates of the Bank. If no affiliate of the Bank is engaged in the business of servicing Mortgage Loans, the

Servicer may subcontract all or a portion of its obligations under the Servicing Agreement to an unrelated third party subject to approval of a majority of the Independent Directors. The Servicer will not, in connection with subcontracting any of its obligations under the Servicing Agreement, be discharged or relieved in any respect from its obligation to the Company to perform its obligations under the Servicing Agreement.

  The Servicer will be required to pay all expenses related to the performance of its duties under the Servicing Agreement. The Servicer will be required to make advances of taxes and required insurance premiums that are not collected from borrowers with respect to any Mortgage Loan serviced by it, unless it determines that such advances are nonrecoverable from the mortgagor, insurance proceeds or other sources with respect to such Mortgage Loan. If such advances are made, the Servicer generally will be reimbursed prior to the Company being reimbursed out of proceeds related to such Mortgage Loan. The Servicer also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted Mortgage Loans serviced by it and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of the Servicer's expenses in the sale, are less than the outstanding principal balance of the related Mortgage Loan. The Servicer will be responsible to the Company for any loss suffered as a result of the Servicer's failure to make and pursue timely claims or as a result of actions taken or omissions made by the Servicer which cause the policies to be cancelled by the insurer. The Servicer will be required to represent and warrant that the Mortgage Loans it services will comply with any loan servicing guidelines promulgated by the Company and to agree to repurchase, at the request of the Company, any Mortgage Loan it services in the event that it fails to make such representations or warranties or any such representation or warranty is untrue. The repurchase price for any such Mortgage Loan will be the outstanding principal amount thereof plus accrued and unpaid interest thereon at the date of repurchase. The Servicer may institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure or otherwise acquire title to a mortgaged property underlying a Mortgage Loan by operation of law or otherwise in accordance with the terms of the Servicing Agreement.

  The Company may terminate the Servicing Agreement upon the occurrence of one or more events specified in the Servicing Agreement. Such events relate generally to the Servicer's proper and timely performance of its duties and obligations under the Servicing Agreement. In addition, the Company may also terminate the Servicing Agreement without cause upon 60 days' notice and payment of a termination fee that is competitive with that which is generally payable in the industry. The termination fee will be based on the aggregate outstanding principal amount of the loans then serviced under the Servicing Agreement. As long as any Series A Preferred Shares remain outstanding, the Company may not terminate, or elect not to renew, the Servicing Agreement without the approval of a majority of the Independent Directors.

  As is customary in the mortgage loan servicing industry, the Servicer will be entitled to retain any late payment charges, prepayment fees, penalties and assumption fees collected in connection with the Mortgage Loans serviced by it. The Servicer will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Mortgage Loans serviced by it. The Servicer will be required to remit to the Company no later than the 10th day of each month (or the next business day if such 10th day is not a business day) all principal and interest collected from borrowers of Mortgage Loans serviced by it on or before the 9th day of such month.

  When any mortgaged property underlying a Mortgage Loan is conveyed by a mortgagor, the Servicer generally will enforce any "due-on-sale" clause contained in the Mortgage Loan, to the extent permitted under applicable law and governmental regulations. The terms of a particular Mortgage Loan or applicable law, however, may provide that the Servicer is prohibited from exercising the "due-on-sale" clause under certain circumstances related to the security underlying the Mortgage Loan and the buyer's ability to fulfill the obligations under the related mortgage note. Upon any assumption of a Mortgage Loan by a transferee, a fee equal to a specified percentage of the outstanding principal balance of the Mortgage Loan is typically required, which sum will be retained by the Servicer as additional servicing compensation.

EMPLOYEES

  The Company has six officers. The executive officers of the Company are described further below under "Management." The Company does not anticipate that it will require any additional employees because it has retained the Advisor to perform certain functions pursuant to the Advisory Agreement described below under "Management--The Advisor." Each officer of the Company currently is also an officer and/or director of the Bank and/or affiliates of the Bank. The Company will maintain corporate records and audited financial statements that are separate from those of the Bank or any of the Bank's affiliates. None of the officers, directors or employees of the Company will have any direct or indirect pecuniary interest in any Mortgage Asset to be acquired or disposed of by the Company or in any transaction in which the Company has an interest or will engage in acquiring, holding and managing Mortgage Assets.

COMPETITION

  The Company does not anticipate that it will engage in the business of originating Mortgage Loans. It does anticipate that it will purchase Mortgage Assets in addition to those in the Initial Portfolio and that all these Mortgage Assets will be purchased from the Bank and affiliates of the Bank. Accordingly, the Company does not expect to compete with mortgage conduit programs, investment banking firms, savings and loan associations, banks, thrift and loan associations, finance companies, mortgage bankers or insurance companies in acquiring its Mortgage Assets.

LEGAL PROCEEDINGS

  The Company is not the subject of any material litigation. None of the Company, the Bank or any affiliate of the Bank is currently involved in nor, to the Company's knowledge, currently threatened with any material litigation with respect to the Mortgage Assets to be included in the Initial Portfolio, other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's Board of Directors currently consists of four members. Two additional persons will be appointed to the Board, each of whom will be an Independent Director. Pursuant to the Articles Supplementary establishing the Series A Preferred Shares, the Independent Directors are required to take into account the interests of the holders of both the Series A Preferred Shares and the Common Stock in assessing the benefit to the Company of any proposed action requiring their consent. In considering the interests of the holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties which the Independent Directors owe to holders of Common Stock. The Company currently has six officers. The Company has no other employees and does not anticipate that it will require additional employees. See "Business and Strategy--Employees."

  The persons who are current and proposed directors and executive officers of the Company are as follows:

 NAME                            AGE POSITION AND OFFICES HELD
 ----                            --- -------------------------
 Alexander R. M. Boyle..........  58 Director
 Stephen R. Halpin, Jr. ........  41 Executive Vice President, Chief Financial
                                      Officer, Treasurer and Director
 Leslie A. Nicholson............  56 Executive Vice President, General Counsel
                                      and Director
 B. Francis Saul II.............  64 Chairman of the Board and President and
                                      Chief Executive Officer
 John J. O'Connor III...........  66 Proposed Director
 N. Alexander MacColl, Jr. .....  62 Proposed Director

  The following is a summary of the experience of the executive officers and current and proposed directors of the Company:

  ALEXANDER R. M. BOYLE has been Vice Chairman of the Board of Directors of the Bank since 1985. Prior to beginning service in this position, Mr. Boyle was the President and a member of the Board of Directors of Government Services Savings and Loan, Inc. from 1975 until its merger with the Bank in 1985. He has served as a director of the U.S. League of Savings Institutions and as chairman of the Maryland League of Financial Institutions. He currently serves as a director of the Association of Financial Services Holding Companies and serves on the Chancellor's Advisory Council of the University of Maryland and is a member of the Rotary Club of Bethesda-Chevy Chase.

  STEPHEN R. HALPIN, JR. serves as Executive Vice President and Chief Financial Officer of the Bank. Mr. Halpin is also the Chief Financial Officer for the B. F. Saul Company and B. F. Saul Real Estate Investment Trust. He is a Trustee of the B. F. Saul Employees Profit Sharing Retirement Trust. In addition, Mr. Halpin is a Trustee for Hospice Caring, Inc. Before joining the Bank in 1983, Mr. Halpin was with a regional accounting firm.

  LESLIE A. NICHOLSON has been an Executive Vice President and the General Counsel of the Bank since June 1996. Prior to joining the Bank, he was a partner at Shaw, Pittman, Potts & Trowbridge from January 1972 until May 1996.

  B. FRANCIS SAUL II serves as Chairman of the Board and Chief Executive Officer of the Bank. He also has been President and Chief Operating Officer of
B. F. Saul Company since 1969. Mr. Saul has served as the Chairman of B. F. Saul Real Estate Investment Trust since 1969 and as a trustee since 1964. He is also a director of Derwood Investment Corporation. At September 30, 1996,
B. F. Saul Real Estate Investment Trust and Derwood Investment Corporation owned of record 80% and 16%, respectively, of the Bank's outstanding common stock. Mr. Saul is also Chairman of the Board of Directors of Chevy Chase Financial Limited and Chevy Chase Property Company Limited and a past Chairman of Financial General Bankshares. He serves as Chairman of the Board and Chief Executive Officer of Saul Centers, Inc., a public real estate investment trust. He also serves as a Trustee of the National Geographic Society, a member of the Trustees Council of the National Gallery of Art and an Honorary Trustee of the Brookings Institute. In addition, Mr. Saul is a director of Colonial Williamsburg Hotel Properties, Inc., a member of the Folger Shakespeare Library and the Board of Visitors and Governors of Washington College.

  JOHN J. O'CONNOR III has been engaged in the practice of law since 1957. He has been a partner in Bryan Cave LLP since 1988.

  N. ALEXANDER MACCOLL, JR. was Senior Vice President of the Union Trust Company Loan Production Office from 1982 until 1990 when he retired. He served as Corporate Vice President of Colonial Bancorp. from 1977 until 1981. Prior to his position at Colonial Bancorp., he served as Second Vice President of the National Bank of Detroit from 1962 until 1977.

INDEPENDENT DIRECTORS

  The Company's Articles Supplementary establishing the Series A Preferred Shares require that, as long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors of the Company. See "Description of Series A Preferred Shares-- Independent Director Approval." John J. O'Connor III and N. Alexander MacColl, Jr. will be the Company's initial Independent Directors. As long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors.

  If at any time the Company fails to declare and pay a quarterly dividend payment on the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Company will be increased by two at the Company's next annual meeting and the holders of Series A Preferred Shares, voting together with the holders of any other outstanding series of Preferred Stock as a single class, will be entitled to elect two additional directors to serve on the Company's Board of Directors. Any member of the Board of Directors elected by holders of the Company's Preferred Stock will be deemed to be an Independent Director for purposes of the actions requiring the approval of a majority of the Independent Directors. See "Description of Series A Preferred Shares--Voting Rights."

AUDIT COMMITTEE

  Upon consummation of the Offering, the Company will establish an audit committee which will review the engagement of independent accountants and review their independence. The audit committee will also review the adequacy of the Company's internal accounting controls. The audit committee will be comprised of John J. O'Connor III and N. Alexander MacColl, Jr.

COMPENSATION OF DIRECTORS AND OFFICERS

  The Company intends to pay the Independent Directors of the Company fees for their services as directors. The Independent Directors will receive annual compensation of $10,000 plus a fee of $750 for attendance (in person or by telephone) at each meeting of the Board of Directors.

  The Company will not pay any compensation to its officers or employees or to directors who are not Independent Directors.

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

  The Company's Articles of Incorporation eliminate, to the fullest extent permitted by the Maryland General Corporation Law, the personal liability of a director to the Company or its stockholders for monetary damages for breach of such director's fiduciary duty. The Company's Articles of Incorporation and bylaws (the "Bylaws") empower the Company to indemnify, to the fullest extent permitted by the Maryland General Corporation Law, any director or officer of the Company. The Bylaws also empower the Company to purchase and maintain insurance to protect any director or officer against any liability asserted against him or her, or incurred by him or her, arising out of his or her status as such.

  The Bylaws require indemnification of the Company's directors and officers and specify that the right to indemnification is a contract right, setting forth certain procedural and evidentiary standards applicable to the enforcement of a claim under the Bylaws. The Bylaws also entitle any director or officer to be reimbursed for the expenses of prosecuting any claim against him or her arising out of his or her status as such.

THE ADVISOR

  In connection with the consummation of the Offering and the formation of the Company as described herein, the Company will enter into the Advisory Agreement with the Bank to administer the day-to-day operations of the Company. The Bank in its role as advisor under the terms of the Advisory Agreement is herein referred to as the "Advisor." The Advisor will be responsible for (i) monitoring the credit quality of the Mortgage Assets held by the Company, (ii) advising the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets, and
(iii) maintaining custody of the documents related to the Company's Mortgage Loans . The Advisor may from time to time subcontract all or a portion of its obligations under the Advisory Agreement to one or more of its affiliates involved in the business of managing Mortgage Assets. If no affiliate of the Advisor is engaged in the business of managing Mortgage Assets, the Advisor may, with the approval of a majority of the Board of Directors, as well as a majority of the Independent Directors, subcontract all or a portion of its obligations under the Advisory Agreement to unrelated third parties. The Advisor will not, in connection with the subcontracting of any of its obligations under the Advisory Agreement, be discharged or relieved in any respect from its obligations under the Advisory Agreement.

  The Advisor and its affiliates have substantial experience in the mortgage lending industry, both in the origination and in the servicing of mortgage loans. At June 30, 1996, the Advisor and its affiliates owned approximately $1.5 billion of residential mortgage loans. In their residential mortgage loan business, the Advisor and its affiliates originate and purchase residential mortgage loans and then sell such loans to investors, primarily in the secondary market, while generally retaining the rights to service such loans. The Advisor and its affiliates also purchase servicing rights on residential mortgage loans. At June 30, 1996, in addition to loans serviced for its own portfolio, the Advisor and its affiliates serviced residential mortgage loans having an aggregate principal balance of approximately $3.1 billion.

  The Advisory Agreement has an initial term of three years, and will be renewed automatically for additional one-year periods unless notice of nonrenewal is delivered to the Advisor by the Company. The Advisory Agreement may be terminated by the Company at any time upon 60 days' prior written notice. As long as any Series A Preferred Shares remain outstanding, any decision by the Company either not to renew the Advisory Agreement or to terminate the Advisory Agreement must be approved by a majority of the Board of Directors, as well as by a majority of the Independent Directors. The Advisor will be entitled to receive an advisory fee equal to $200,000 payable in equal quarterly installments with respect to the advisory and management services provided by it to the Company.

  As a result of the relationship between the Bank and the Company, certain conflicts of interest may arise. See "Risk Factors--Relationship with the Bank and its Affiliates; Conflicts of Interest."

  The principal executive offices of the Advisor are located at 8401 Connecticut Avenue, Chevy Chase, Maryland 20815, and its telephone number at such address is (301) 986-7000; and the home office of the Advisor is located at 7926 Jones Branch Drive, McLean, Virginia 22102, and its telephone number at such address is (703) 893-1504.

                CERTAIN TRANSACTIONS CONSTITUTING THE FORMATION

THE FORMATION

  Prior to or simultaneously with the consummation of the Offering, the Company and the Bank will engage in the transactions described below, which are designed to (i) facilitate the Offering, (ii) transfer the ownership of the Initial Portfolio to the Company, and (iii) enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1996.

  The transactions constituting the formation of the Company will include the following:

    . The Articles of Incorporation of the Company will be amended to provide for 1,000 authorized shares of Common Stock and 10,000,000 authorized shares of Preferred Stock, and the Company will file Articles Supplementary with the Maryland State Department of Assessments and Taxation establishing the terms of the Series A Preferred Shares.

    . The Company will sell to the public 3,000,000 Series A Preferred Shares in the Offering (assuming the Underwriters' over-allotment option is not exercised).

    . The Bank has acquired 100 shares of Common Stock and will make additional capital contributions with respect thereto equal to approximately $150 million. In addition, the Bank will make additional capital contributions equal to the aggregate amount of underwriting discounts and expenses of the Offering and the formation of the Company.

    . The Company will acquire the Initial Portfolio from the Bank for an aggregate purchase price equal to approximately $300 million pursuant to the terms of the Residential Mortgage Loan Purchase Agreements.

    . The Company will enter into the Advisory Agreement with the Advisor pursuant to which the Advisor will manage the Mortgage Assets held by the Company and administer the day-to-day operations of the Company. See "Management--The Advisor."

    . The Company will enter into the Servicing Agreement with the Servicer pursuant to which the Servicer will service the Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing."

  The Bank currently owns, and following the consummation of the Offering will continue to own, all of the issued and outstanding shares of Common Stock of the Company. In addition to its ownership of 100% of the Common Stock of the Company, the Bank will also have responsibility for the day-to-day management and custody of the Company's assets, in its capacity as Advisor under the Advisory Agreement. The Bank has indicated to the Company that, for as long as any Series A Preferred Shares are outstanding, the Bank intends to maintain direct or indirect ownership of 80% of the outstanding Common Stock of the Company. See "Management--The Advisor" and "Risk Factors--Relationship with the Bank and its Affiliates; Conflicts of Interest."

  The Company and the Bank intend that the fair value of the Initial Portfolio will equal the amount (approximately $300 million) that the Company will pay for the Initial Portfolio. However, no third party valuations of the Mortgage Assets constituting the Initial Portfolio have been or will be obtained for purposes of the Offering, and there can be no assurance that the fair value of the Initial Portfolio will not differ from the purchase price to be paid by the Company. See "Risk Factors--No Third Party Valuation of the Mortgage Assets; No Arm's-Length Negotiations with Affiliates" and "--Relationship with the Bank and its Affiliates; Conflicts of Interest."

BENEFITS TO THE BANK

  The Bank expects to realize the following benefits in connection with the Offering and other transactions constituting the formation of the Company:

    . The Bank has advised the Company that the Bank has received approval from the OTS to include the Series A Preferred Shares as core capital of the Bank under relevant regulatory capital guidelines. However, there can be no assurances that the OTS will not exercise its sole discretion to exclude the Series A Preferred Shares from core capital if such shares cease to provide meaningful capital support and a realistic ability to absorb losses of the Bank or raise other supervisory concerns. The increase in the Bank's core capital, Tier 1 risk-based and total risk-based capital levels that will result from the treatment of the Series A Preferred Shares as core capital will enable the Bank to increase its capital ratios beyond those established for well-capitalized institutions for purposes of the prompt corrective action regulations and to increase its total assets while continuing to meet the well-capitalized ratios. As of September 30, 1996, only $98.8 million from the Offering would have qualified as core capital of the Bank because relevant guidance from the OTS limits the amount that may qualify as core capital of the Bank to 25% of the Bank's total core capital. The Bank expects that the remaining proceeds from the Offering will qualify as core capital in the future as the Bank's core capital increases through an increase in the amount of the common stockholders' equity of the Bank due to expected profitable operations of the Bank. However, there can be no assurances that the Bank's operations will be profitable in the future. For a discussion of the capital requirements applicable to the Bank, see "Certain Information Regarding the Bank--Risk Factors and Other Considerations--Regulatory Capital Levels."

    . The dividends payable on the Series A Preferred Shares will be deductible for income tax purposes as a result of the Company's qualification as a REIT.

    . The Bank has advised the Company that the treatment of the Series A Preferred Shares as core capital of the Bank and the Company's ability to deduct, for income tax purposes, the dividends payable on the Series A Preferred Shares as a result of the Company's qualification as a REIT will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself. Further, if the Bank issued a class of preferred stock with dividend rights, the dividends payable on such Bank preferred stock would not be deductible by the Bank for income tax purposes.

    . The Bank has informed the Company that the increase in the Bank's core capital that will result from the treatment of the Series A Preferred Shares as core capital of the Bank will permit the Bank to include all of the $100 million aggregate principal amount of the Debentures as supplementary capital of the Bank for purposes of computing the Bank's total risk-based capital. The amount of supplementary capital that may be included by the Bank for purposes of computing its total risk-based capital ratio is limited to 100% of the Bank's core capital. The increase in the Bank's supplementary capital and total risk-based capital levels that will result from the treatment of the Debentures as supplementary capital will enable the Bank to expand its business by allowing it to increase its total assets while maintaining capital ratios in excess of those established for well-capitalized institutions. For a discussion of the Debenture offering of the Bank, see "Certain Information Regarding the Bank--Operations of the Bank--Debenture Offering."

    . The Bank will receive approximately $300 million upon consummation of the Offering (assuming no exercise by the Underwriters of their over-allotment option) in connection with the sale of the Initial Portfolio to the Company (approximately $144 million of which represents new funds after giving effect to the Bank's expense of purchasing the Company's Common Stock and additional capital contributions).

    . The Bank will be entitled to receive annual advisory and servicing fees and annual dividends in respect of the Common Stock. For the first 12 months following completion of the Offering, these annual fees and dividends are anticipated to be as follows:

      Advisory Fee................................................ $  200,000
      Servicing Fee...............................................  1,125,000(1)
      Common Stock Dividend.......................................  6,494,500(2)
                                                                   ----------
                                                                   $7,819,500
                                                                   ==========

--------
(1) Assumes that for the first 12 months following completion of the Offering, the Company holds Residential Mortgage Loans with the same outstanding principal balances as those Residential Mortgage Loans included in the Initial Portfolio. See "Business and Strategy--Servicing" for a description of the basis upon which the servicing fees will be calculated.

(2) The amount of dividends to be paid in respect of the Common Stock is expected to be equal to the excess of the Company's "REIT taxable income" (excluding capital gains) over the amount of dividends paid in respect of Preferred Stock. The aggregate annual dividend amount of the Series A Preferred Shares is approximately $15.6 million. Assuming that (i) the Mortgage Assets included in the Initial Portfolio are held for the12-month period following consummation of the Offering, (ii) principal repayments are reinvested in additional Mortgage Assets with characteristics similar to those of the Mortgage Assets included in the Initial Portfolio, and
    (iii) interest rates remain constant during such 12-month period, the Company anticipates that the Initial Portfolio will generate "REIT taxable income" (excluding capital gains) of approximately $22.1 million, after payment of servicing and advisory fees, during such 12-month period.

    . The Bank also will be entitled to retain any ancillary fees, including, but not limited to, late payment charges, prepayment fees, penalties and assumption fees collected in connection with the Mortgage Loans serviced by it. In addition, the Bank, as Servicer, will receive any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds with respect to Mortgage Loans serviced by the Servicer.

                   DESCRIPTION OF SERIES A PREFERRED SHARES

  The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Articles Supplementary establishing the Series A Preferred Shares and the Company's Articles of Incorporation, the forms of which have been filed with the Commission as exhibits to the Registration Statement of which this Prospectus forms a part. See "Description of Capital Stock."

GENERAL

  The Series A Preferred Shares form a series of the Preferred Stock of the Company, which Preferred Stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Company's Board of Directors. The Board of Directors has authorized the Company to issue the Series A Preferred Shares.

  When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be subject to any sinking fund or other obligation of the Company for their repurchase or retirement. The Series A Preferred Shares will be exchanged automatically on a one-for-one basis for Bank Preferred Shares upon the occurrence of the Exchange Event.

  The transfer agent, registrar and dividend disbursement agent for the Preferred Stock will be Norwest Bank Minnesota, N.A. The registrar for shares of Preferred Stock will send notices to shareholders of any meetings at which holders of the Preferred Stock have the right to elect directors of the Company.

DIVIDENDS

  Holders of Series A Preferred Shares shall be entitled to receive, if, when and as declared by the Board of Directors of the Company out of assets of the Company legally available therefor, cash dividends at the rate of 10 3/8% per annum of the liquidation preference (equivalent to $5.1875 per share per annum). If declared, dividends on the Series A Preferred Shares shall be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, at such annual rate, commencing on January 15, 1997. Dividends in each quarterly period will accrue from the first day of such period, whether or not declared or paid for the prior quarterly period. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock register of the Company on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Company.

  The right of holders of Series A Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series A Preferred Shares for a quarterly dividend period, then holders of the Series A Preferred Shares will have no right to receive a dividend for that period, and the Company will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period with respect to either the Series A Preferred Shares or the Common Stock. If the Company fails to pay or declare and set aside for payment a quarterly dividend on the Series A Preferred Shares, holders of the Preferred Stock of the Company, including the Series A Preferred Shares, will be entitled to elect two directors. See "--Voting Rights."

  If full dividends on the Series A Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared or paid or set aside for payment and no other distribution (including any Balancing Distribution) shall be declared or made or set aside for payment upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

  When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series A Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares, all dividends declared upon the Series A Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series A Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Series A Preferred Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

  For a discussion of the tax treatment of distributions to stockholders, see "Federal Income Tax Considerations--Taxation of United States Stockholders" and "--Taxation of Foreign Stockholders," and for a discussion of certain potential regulatory limitations on the Company's ability to pay dividends, see "Risk Factors--Dividend and Other Regulatory Restrictions on Operations of the Company."

AUTOMATIC EXCHANGE

  Each Series A Preferred Share will be exchanged automatically for one newly issued Bank Preferred Share if the appropriate federal regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term (i.e., the Exchange Event). Upon the Exchange Event, each holder of Series A Preferred Shares shall be unconditionally obligated to surrender to the Bank the certificates representing each Series A Preferred Share of such holder, and the Bank shall be unconditionally obligated to issue to such holder in exchange for each such Series A Preferred Share a certificate representing one Bank Preferred Share. Any Series A Preferred Shares purchased or redeemed by the Company prior to the Time of Exchange (as defined below) shall not be deemed outstanding and shall not be subject to the Automatic Exchange.

  The Automatic Exchange shall occur as of 8:00 a.m. Eastern Time on the date for such exchange set forth in the Directive, or, if such date is not set forth in the Directive, as of 8:00 a.m. on the earliest possible date such exchange could occur consistent with the Directive (the "Time of Exchange"), as evidenced by the issuance by the Bank of a press release prior to such time. As of the Time of Exchange, all of the Series A Preferred Shares will be deemed cancelled without any further action by the Company, all rights of the holders of Series A Preferred Shares as stockholders of the Company will cease, and such persons shall thereupon and thereafter be deemed to be and shall be for all purposes the holders of Bank Preferred Shares. The Company will mail notice of the occurrence of the Exchange Event to each holder of Series A Preferred Shares within 30 days of such event, and the Bank will deliver to each such holder certificates for Bank Preferred Shares upon surrender of certificates for Series A Preferred Shares. Until such replacement stock certificates are delivered (or in the event such replacement certificates are not delivered), certificates previously representing Series A Preferred Shares shall be deemed for all purposes to represent Bank Preferred Shares. All corporate action necessary for the Bank to issue the Bank Preferred Shares will be completed upon completion of the Offering. Accordingly, once the Directive is issued, no action will be required to be taken by holders of Series A Preferred Shares, by the Bank or by the Company in order to effect the Automatic Exchange as of the Time of Exchange.

  Absent the occurrence of the Exchange Event, no shares of Bank Preferred Shares will be issued. Upon the occurrence of the Exchange Event, the Bank Preferred Shares to be issued as part of the Automatic Exchange would constitute a newly issued series of preferred stock of the Bank and would constitute 100% of the issued and outstanding shares of Bank Preferred Shares. Holders of Bank Preferred Shares would have the same dividend rights, liquidation preference, redemption options and other attributes as to the Bank as holders of Series A Preferred Shares have as to the Company, except that the Bank Preferred Shares would not be listed on the NYSE. Any accrued and unpaid dividends on the Series A Preferred Shares as of the Time of Exchange would be deemed to be accrued and unpaid dividends on the Bank Preferred Shares. The Bank Preferred Shares would rank pari passu in terms of dividend payment and liquidation preference with any outstanding shares of preferred stock of the Bank. See "Certain Information Regarding the Bank-- Capitalization." The Bank intends to register the Bank Preferred Shares with the OTS pursuant to an Offering Circular, a copy of which is affixed to this Prospectus as Annex I and incorporated herein by reference. The Bank Preferred Shares will not be registered with the Commission and will be offered pursuant to an exemption from registration under Section 3(a)(5) of the Securities Act of 1933, as amended (the "Securities Act"). The Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the National Association of Securities Dealers Automated Quotation System. Absent the occurrence of the Exchange Event, however, the Bank will not issue any Bank Preferred Shares, although the Bank will be able to issue preferred stock in series other than that of the Bank Preferred Shares. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares, if issued, or that an active public market for the Bank Preferred Shares would develop or be maintained.

  Holders of Series A Preferred Shares cannot exchange their Series A Preferred Shares for Bank Preferred Shares voluntarily. In addition, absent the occurrence of the Automatic Exchange, holders of Series A Preferred Shares will have no dividend, voting, liquidation preference or other rights with respect to any security of the Bank; such rights as are conferred by the Series A Preferred Shares exist solely as to the Company.

VOTING RIGHTS

  Except as expressly required by applicable law, or except as indicated below, the holders of the Series A Preferred Shares will not be entitled to vote. In the event the holders of Series A Preferred Shares are entitled to vote as indicated below, each Series A Preferred Share will be entitled to one vote on matters on which holders of the Series A Preferred Shares are entitled to vote.

  If at the time of any annual meeting of the Company's stockholders for the election of directors the Company has failed to pay or declare and set aside for payment a quarterly dividend during any of the four preceding quarterly dividend periods on any series of Preferred Stock of the Company, including the Series A Preferred Shares, the number of directors then constituting the Board of Directors of the Company will be increased by two (if not already increased by two due to a default in preference dividends), and the holders of the Series A Preferred Shares, voting together with the holders of all other series of Preferred Stock as a single class, will be entitled to elect such two additional directors to serve on the Company's Board of Directors at each such annual meeting. Each director elected by the holders of shares of the Preferred Stock shall continue to serve as such director until the later of
(i) the full term for which he or she shall have been elected or (ii) the payment of four quarterly dividends on the Preferred Stock, including the Series A Preferred Shares.

  The affirmative vote or consent of the holders of at least 67% of the outstanding shares of each series of Preferred Stock of the Company, including the Series A Preferred Shares, will be required (a) to create any class or series of stock which shall, as to dividends or distribution of assets, rank prior to or on a parity with any outstanding series of Preferred Stock of the Company other than a series which shall not have any right to object to such creation or (b) alter or change the provisions of the Company's Articles of Incorporation (including the Articles Supplementary establishing the Series A Preferred Shares) so as to adversely affect the voting powers, preferences or special rights of the holders of a series of Preferred Stock of the Company; provided that if such amendment shall not adversely affect all series of Preferred Stock of the Company, such amendment need only be approved by at least 67% of the holders of shares of all series of Preferred Stock adversely affected thereby.

REDEMPTION

  The Series A Preferred Shares will not be redeemable prior to January 15, 2007 (except upon the occurrence of a Tax Event). On or after such date, the Series A Preferred Shares will be redeemable at the option of the Company, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at the following redemption prices (expressed as a percentage of the $50.00 per share liquidation preference), if redeemed during the 12-month period beginning January 15 of the years indicated below, plus the quarterly accrued and unpaid dividend to the date of redemption, if any, thereon:

     YEAR                                                       REDEMPTION PRICE
     ----                                                       ----------------
     2007......................................................     105.187%
     2008......................................................     104.150%
     2009......................................................     103.112%
     2010......................................................     102.075%
     2011......................................................     101.037%

and thereafter at a redemption price of $50.00 per share, plus the quarterly accrued and unpaid dividend to the date of redemption, if any, thereon.

  Any such redemption must comply with the prompt corrective action and capital distribution regulations of the OTS, which may prohibit a redemption and will require the OTS' prior written approval. Unless full dividends on the Series A Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then-current dividend period, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are redeemed and the Company shall not purchase or otherwise acquire any Series A Preferred Shares; provided, however, that the Company may purchase or acquire Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares.

  The Company will also have the right at any time, upon the occurrence of a Tax Event and with the prior written approval of the OTS, to redeem the Series A Preferred Shares, in whole (but not in part) at a redemption price of $50.00 per share, plus the quarterly accrued and unpaid dividend to the date of redemption, if any, thereon. "Tax Event" means the receipt by the Company of an opinion of a nationally recognized law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends paid or to be paid by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible by the Company for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

RIGHTS UPON LIQUIDATION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Shares at the time outstanding will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series A Preferred Shares upon liquidation, liquidating distributions in the amount of $50.00 per share, plus the quarterly accrued and unpaid dividend thereon, if any, to the date of liquidation.

  After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding Series A Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Series A Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, then the holders of the Series A Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute liquidation, dissolution or winding up of the Company.

INDEPENDENT DIRECTOR APPROVAL

  The Articles Supplementary establishing the Series A Preferred Shares require that, as long as any Series A Preferred Shares are outstanding, certain actions by the Company be approved by a majority of the Independent Directors. John J. O'Connor III and N. Alexander MacColl, Jr. will be the Company's initial Independent Directors. See "Management--Independent Directors." As long as there are only two Independent Directors, any action that requires the approval of a majority of Independent Directors must be approved by both Independent Directors. In order to be considered "independent," a director must not be a current officer or employee of the Company or a current director, officer or employee of the Bank or any affiliate of the Bank. In addition, any members of the Board of Directors of the Company elected by holders of Preferred Stock, including the Series A Preferred Shares, will be deemed to be Independent Directors for purposes of approving actions requiring the approval of a majority of the Independent Directors. The actions which require approval of a majority of the Independent Directors include (i) the issuance of additional Preferred Stock ranking on a parity with the Series A Preferred Shares, (ii) the incurrence of debt for borrowed money in excess of 25% of the Company's total stockholders' equity,
(iii) the modification of the general distribution policy or the declaration of any distribution in respect of Common Stock for any year if, after taking into account any such proposed distribution, total distributions on the Series A Preferred Shares and the Common Stock would exceed an amount equal to the sum of 105% of the Company's "REIT taxable income" (excluding capital gains) for such year plus net capital gains of the Company for that year, (iv) the acquisition of real estate assets other than Mortgage Loans or Mortgage-Backed Securities, (v) the redemption of any shares of Common Stock, (vi) the termination or modification of, or the election not to renew, the Advisory Agreement or the Servicing Agreement or the subcontracting of any duties under the Servicing Agreement to third parties unaffiliated with the Bank, (vii) any dissolution, liquidation or termination of the Company prior to January 15, 2027, (viii) any material amendment to or modification of any of the Residential Mortgage Loan Purchase Agreements, and (ix) the determination to revoke the Company's REIT status. The Articles Supplementary require that, in assessing the benefits to the Company of any proposed action requiring their consent, the Independent Directors take into account the interests of holders of both the Common Stock and the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares. In considering the interests of the holders of the Preferred Stock, including, without limitation, holders of the Series A Preferred Shares, the Independent Directors shall owe the same duties that the Independent Directors owe to holders of Common Stock.

RESTRICTIONS ON OWNERSHIP

  For information regarding restrictions on ownership of the Series A Preferred Shares, see "Description of Capital Stock--Restrictions on Ownership and Transfer."

                         DESCRIPTION OF CAPITAL STOCK

  The following summary of the terms of the capital stock of the Company does not purport to be complete and is subject in all respects to the applicable provisions of the Maryland General Corporation Law and the Articles of Incorporation of the Company.

COMMON STOCK

  General. The Company has issued 100 shares of Common Stock. Upon consummation of the Offering and the transactions described in "Transactions Constituting the Formation," the Company will have outstanding 100 shares of Common Stock, all of which will be held by the Bank.

  Dividends. Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, provided that, if the Company fails to declare and pay full dividends on the Series A Preferred Shares in any dividend period, the Company may not make any dividends or other distributions (including Balancing Distributions, redemptions and purchases) with respect to the Common Stock until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period. In order to remain qualified as a REIT, the Company must distribute annually at least 95% of its annual "REIT taxable income" (not including capital gains) to stockholders. See "Federal Income Tax Considerations--Organizational Requirements."

  Voting Rights. Subject to the rights, if any, of the holders of any class or series of Preferred Stock, all voting rights are vested in the Common Stock. The holders of Common Stock are entitled to one vote per share. All of the issued and outstanding shares of Common Stock are currently held by the Bank.

  Rights Upon Liquidation. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, after there have been paid or set aside for the holders of all series of Preferred Stock the full preferential amounts to which such holders are entitled, the holders of Common Stock will be entitled to share equally and ratably in any assets remaining after the payment of all debts and liabilities.

PREFERRED STOCK

  Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors or, if then constituted, a duly authorized committee thereof, is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish, from time to time, the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors.

  Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Articles Supplementary relating to that class or series.

  Articles Supplementary relating to each class or series of Preferred Stock will set forth the preferences and other terms of such class or series, including without limitation the following: (1) the title and stated value of such class or series; (2) the number of shares of such class or series offered and the liquidation preference per share of such class or series; (3) the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such class or series; (4) whether such class or series of Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such class or series shall accumulate; (5) the provision for a sinking fund, if any, for such class or series; (6) the provision for redemption, if applicable, of such class or series; (7) the relative ranking and preferences of such class or series as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (8) any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such class or series of Preferred

Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (9) any other specific terms, preferences, rights, limitations or restrictions of such class or series; and
(10) any voting rights of such class or series.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

  The Company's Articles of Incorporation contain certain restrictions on the number of shares of Preferred Stock that individual stockholders may directly or beneficially own. For the Company to qualify as a REIT under the Code, no more than 50% of the value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year (the "Five or Fewer Test"). The capital stock of the Company must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year (the "One Hundred Persons Test"). Because a significant percentage of the Bank is considered to be held by two individuals, and because the Bank owns 100% of the Common Stock of the Company, these two individuals are considered to own a significant percentage of the Common Stock of the Company. Absent the restrictions on the number of shares of Preferred Stock that individual stockholders may acquire and own (directly or indirectly), there would be a possibility that the deemed Common Stock ownership of these two individuals, in combination with the ownership by other holders of the Preferred Stock, would cause the Company to fail the Five or Fewer Test. Further, the Articles of Incorporation of the Company contain restrictions on the acquisition and ownership of Preferred Stock intended to ensure compliance with the One Hundred Persons Test. Such provisions include a restriction that if any transfer of shares of capital stock of the Company would cause the Company to be owned by fewer than 100 persons, such transfer shall be null and void and the intended transferee will acquire no rights to the stock.

  Subject to certain exceptions specified in the Company's Articles of Incorporation, no natural person or entity which is considered to be an individual under Section 542(a)(2) of the Code is permitted to own (including shares deemed to be owned by virtue of the relevant attribution provisions of the Code), more than 1% (the "Ownership Limit") of any issued and outstanding class or series of Preferred Stock. The Board of Directors may (but in no event will be required to), upon receipt of a ruling from the IRS or an opinion of counsel satisfactory to it, raise or waive the Ownership Limit with respect to a holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

  The Articles of Incorporation provide that shares of any class or series of Preferred Stock owned, or deemed to be owned, by, or transferred to a stockholder in excess of the Ownership Limit, or which would otherwise cause the Company to fail to qualify as a REIT (the "Excess Shares"), will automatically be transferred, by operation of law, to a trustee as a trustee of a trust for the exclusive benefit of a charity to be named by the Company as of the day prior to the day the prohibited transfer took place. Any distributions paid prior to the discovery of the prohibited transfer or ownership are to be repaid by the original transferee to the Company and by the Company to the trustee; any vote of the shares while the shares were held by the original transferee prior to the Company's discovery thereof shall be void ab initio and the original transferee shall be deemed to have given its proxy to the trustee. Any unpaid distributions with respect to the original transferee will be rescinded as void ab initio. In liquidation, the original transferee stockholder's ratable share of the Company's assets would be limited to the price paid by the original transferee for the Excess Shares or, if no value was given, the price per share equal to the closing market price on the date of the purported transfer. The trustee of the trust shall promptly sell the shares to any person whose ownership is not prohibited, whereupon the interest of the trust shall terminate. Proceeds of the sale shall be paid to the original transferee up to its purchase price (or, if the original transferee did not purchase the shares, the value on its date of acquisition) and any remaining proceeds shall be paid to a charity to be named by the Company.

  The constructive ownership rules of the Code are complex and may cause Preferred Stock owned, directly or indirectly, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition or ownership of less than 1% of a class or series of issued and outstanding Preferred Stock (or the acquisition or ownership of an interest in an entity that owns shares of such series of Preferred Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 1% of such class or series of Preferred Stock, and thus subject such stock to the applicable Ownership Limit. Direct or constructive ownership in excess of the Ownership Limit would cause ownership of the shares in excess of the limit to be transferred to the trustee.

  All certificates representing shares of Preferred Stock will bear a legend referring to the restrictions described above.

  The Ownership Limit provisions will not be automatically removed even if the REIT Provisions (as defined herein) are changed so as to eliminate any ownership concentration limitation or if the ownership concentration limitation is increased.

  The Articles of Incorporation require that any person who beneficially owns 0.5% (or such lower percentage as may be required by the Code or the Treasury Regulations) of the outstanding shares of any class or series of Preferred Stock of the Company must provide certain information to the Company within 30 days of June 30 and December 31 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

SUPER-MAJORITY DIRECTOR APPROVAL

  The Articles of Incorporation require approval by two-thirds of the Company's Board of Directors in order for the Company to file a voluntary petition of bankruptcy.

BUSINESS COMBINATIONS

  The Maryland General Corporation Law as in effect from time to time or any successor statute thereto (the "MGCL") establishes special requirements with respect to "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's shares (an "Interested Stockholder"), subject to certain exemptions. In general, an Interested Stockholder or any affiliate thereof may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Stockholder. Thereafter, such transactions must be (i) approved by the board of directors of such corporation and (ii) approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of such corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation exempt from the MGCL any business combination with any or all of B. Francis Saul II, Chairman of the Board and President and Chief Executive Officer of the Company, and lineal descendants, the Bank, the B.F. Saul Company, the B.F. Saul Real Estate Investment Trust, and any and all other entities whether currently existing or formed in the future affiliated with any of the foregoing.

CONTROL SHARE ACQUISITIONS

  The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares owned by the acquiror and officers and directors who are employees of the corporation. "Control shares" are shares which, if aggregated with all other shares previously acquired which the person is entitled to vote, would entitle the acquiror to vote (i) 20% or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of the outstanding shares. Control shares do not include shares that the acquiring person is entitled to vote on the basis of prior stockholder approval. A "control share acquisition" means the acquisition of control shares subject to certain exemptions.

  The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or if the acquisition is approved or excepted by the articles of incorporation or bylaws of the corporation prior to a control share acquisition. Pursuant to the statute, the Company has exempted control share acquisitions involving B. Francis Saul II, Chairman of the Board and President and Chief Executive Officer of the Company, and lineal descendants, the Bank, the B.F. Saul Company, the B.F. Saul Real Estate Investment Trust, and any and all other entities whether currently existing or formed in the future affiliated with any of the foregoing; directors, officers and employees of the Company and of any partnership in which the Company is a general partner; and any persons authorized by resolution of the Board of Directors of the Company, in its discretion. Consequently, the prohibition on voting control shares will not apply to B. Francis Saul II and lineal descendants, the Bank, the B.F. Saul Company, the B.F. Saul Real Estate Investment Trust and such other persons.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of material federal income tax considerations regarding the Offering is based upon current law, is for general information only and is not tax advice. The information set forth below, to the extent that it constitutes summaries of legal matters or legal conclusions, has been reviewed by Shaw, Pittman, Potts & Trowbridge, and it is such firm's opinion that such information is accurate in all material respects. The discussion below is based on existing federal income tax law, which is subject to change, with possible retroactive effect. The discussion below does not address all aspects of taxation that may be relevant in the particular circumstances of each stockholder or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed) subject to special treatment under the federal income tax laws.

  EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF THE SHARES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company will elect to be taxed as a REIT under Sections 856 through 860 of the Code and the applicable Treasury Regulations (the "REIT Requirements" or the "REIT Provisions"), which are the requirements for qualifying as a REIT, commencing with its taxable year ending December 31, 1996. The Company believes that, commencing with its taxable year ending December 31, 1996, it will be owned and organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

  The REIT Requirements are technical and complex. The following discussion sets forth only the material aspects of those requirements. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

  In the opinion of Shaw, Pittman, Potts & Trowbridge, commencing with the Company's taxable year ending December 31, 1996, the Company will be organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on certain factual assumptions relating to the organization and operation of the Company and is conditioned upon certain representations made by the Company as to factual matters, such as the organization and expected manner of operation of the Company. In addition, this opinion is based upon the factual representations of the Company concerning its business and Mortgage Assets set forth in this Prospectus. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Shaw, Pittman, Potts & Trowbridge on a continuing basis. No assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "--Failure to Qualify."

  If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to stockholders. Such treatment substantially eliminates the federal "double taxation" on earnings (at the corporate and the stockholder levels) that generally results from investment in a corporation.

  Despite the REIT election, the Company may be subject to federal income and excise tax as follows:

    First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on certain of its items of tax preferences, if any.

    Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

    Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than sales of foreclosure property and sales that qualify for a statutory safe harbor), such income will be subject to a 100% tax.

    Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualifications as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability.

    Sixth, if the Company should fail to distribute, or fail to be treated as having distributed, with respect to each calendar year at least the sum of
  (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company does not now intend to acquire any appreciated assets from a corporation generally subject to full corporate-level tax in a transaction in which any gain on the transfer is not fully recognized. However, in the event of such an acquisition, the Company could, under certain circumstances, be subject to tax upon disposition of such assets.

  Organizational Requirements. The Code defines a REIT as a corporation, trust, or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for the REIT Requirements;
(iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year; and (vii) meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (vi), certain tax-exempt entities are generally treated as individuals, and the beneficiaries of a pension trust that qualifies under
Section 401(a) of the Code and that holds shares of a REIT will be treated as holding shares of the REIT in proportion to their actuarial interests in the pension trust. See "--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders." In the opinion of Shaw, Pittman, Potts & Trowbridge, the Company does not constitute a financial institution within the meaning of condition (iv).

  In the opinion of Shaw, Pittman, Potts & Trowbridge, preferred stock is taken into account for purposes of determining whether a REIT satisfies conditions (v) and (vi) above. The Company believes that it will issue sufficient shares pursuant to the Offering to allow it to satisfy conditions
(v) and (vi) above. Because a significant percentage of the Bank is considered to be held by two individuals, and because the Bank owns 100% of the Common Stock of the Company, these two individuals are considered to own a significant percentage of the Common Stock of the Company. In order that the deemed Common Stock ownership of these two individuals, in combination with the ownership by other holders of the Preferred Stock, not result in a failure to satisfy condition (vi) above, it is necessary to ensure that the value of the Common Stock not materially exceed 50% of the total value of the Company. The relationship between the value of the Common Stock and the total value of the Company will be influenced by economic factors, such as changes in prevailing interest rates, which can affect the total value of the Company's assets, or the total value of the Preferred Stock, or both. For example, a rise in interests rates might cause a reduction in the total value of the Preferred Stock, which in turn would cause a greater portion of the Company's value to be attributable to the Common Stock. In order to further the objective of limiting the relative value of the Common Stock, the Company's Articles of Incorporation generally authorize the distribution of cash or property to holders of its Common Stock where the value of the Common Stock would otherwise exceed 52% of the total value of the stock of the Company, the size of such Balancing Distribution being sufficient to reduce the value of the Common Stock to not less than 50% of the total value of the Company. There are, however, certain limitations on the payment of any distributions to the holders of the Common Stock. See "Description of Series A Preferred Shares-- Dividends." It is not possible to state that in all cases such distributions to the holders of the Common Stock will enable the Company to satisfy the share ownership requirement described in condition (vi). In addition, the Company's Articles of Incorporation include certain restrictions regarding transfer of its shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. Such transfer and ownership restrictions are described under "Description of Capital Stock--Restrictions on Ownership and Transfer." Also, while certain options to acquire stock would be taken into account for the purpose of determining whether conditions (v) and (vi) are satisfied, in the opinion of Shaw, Pittman, Potts & Trowbridge, because of the contingent nature of the Automatic Exchange, the Automatic Exchange does not constitute an option to acquire the Series A Preferred Shares for this purpose and the possibility that the Automatic Exchange might occur will not affect the status of the Company as a REIT prior to an actual occurrence of the Automatic Exchange.

  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

  Income Tests. In order to maintain qualification as a REIT, the Company must annually satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (as interest on obligations secured by mortgages on real property, certain "rents from real property" or as gain on the sale or exchange of such property and certain fees with respect to agreements to make or acquire mortgage loans), from certain types of temporary investments or certain other types of gross income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments as aforesaid and from dividends, interest, and gain from the sale or other disposition of stock or securities and certain other types of gross income (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) from the date of acquisition must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  For interest to qualify as "interest on obligations secured by mortgages on real property or on interests in real property," the obligation must be secured by real property having a fair market value at the time of acquisition at least equal to the principal amount of the loan. The term "interest" includes only an amount that constitutes compensation for the use or forbearance of money. For example, a fee received or declared by a lender which is in fact a charge for services performed for a borrower rather than a charge for the use of borrowed money is not includable as interest; amounts earned as consideration for entering into agreements to make loans secured by real property, although not interest, are otherwise treated as within the 75% and 95% classes of gross income so long as the determination of those amounts does not depend on the income or profits of any person. By statute, the term interest does not include any amount based on income or profits except that the Code provides that (i) interest "based on a fixed percentage or percentages of receipts or sales" is not excluded and (ii) when the REIT makes a loan that provides for interest based on the borrower's receipts or sales and a portion of such receipts or sales under one or more leases is based on income or profits, only a proportionate amount of the contingent interest paid by the borrower will be disqualified as interest.

  The Company anticipates that all the interest on the Mortgage Assets will satisfy the 75% and 95% gross income tests.

  Relief Provisions. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "--Taxation of the Company--General," even if these relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. At the close of each quarter of its taxable year, the Company must satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year that were purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. The Company anticipates that substantially all of its assets will fall in this category. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

  After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such action within 30 days after the close of any quarter as may be required to cure any noncompliance but no assurance can be given that such asset tests will be met.

  Annual Distribution Requirements. In order to be treated as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (A) the sum of
(i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) plus (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute (or is not treated as having distributed) all of its net capital gain or distributes (or is treated as having distributed) at least 95%, but less than 100% of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. The Code permits a stockholder to elect to be treated for tax purposes as having (i) received a distribution in the amount specified in the election and (ii) contributed the amount thereof to the capital of the Company. In the event the Company fails to distribute 100% of its income and capital gains, the Bank may elect to be so treated. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to make timely distributions sufficient to satisfy the annual distribution requirement. However, under some circumstances, the payment of dividends on the Series A Preferred Shares could be subject to regulatory limitations. See "Risk Factors--Dividend and Other Regulatory Restrictions on Operations of the Company." If the Company fails to declare and pay full dividends on the Series A Preferred Shares in any dividend period, the Company may not make any dividends or other distributions (including Balancing Distributions, redemptions and purchases) with respect to the Common Stock until such time as dividends on all outstanding Series A Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period. If the Company becomes subject to this prohibition, it could have REIT taxable income during a taxable year in excess of the distributions with respect to the Series A Preferred Shares. It is anticipated that if this should occur, the Company would be eligible to make and would in fact make so-called consent dividends, where no actual distributions are made but the Company and the holders of the Common Stock would be treated solely for tax purposes as if distributions in the amount of the consent dividends were made.

  "REIT taxable income" is the taxable income of a REIT, which generally is computed in the same fashion as the taxable income of any corporation, except that (i) certain deductions are not available, such as the deduction for dividends received, (ii) it may deduct dividends paid (or deemed paid) during the taxable year, (iii) net capital gains and losses are excluded, and (iv) certain other adjustments are made.

  It is possible that, from time to time, the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in calculating the taxable income of the Company. In the event that such an insufficiency or such timing differences occur, in order to meet the 95% distribution requirement the Company may find it necessary to arrange for borrowings or to pay dividends in the form of taxable stock dividends if it is practicable to do so.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost, and will not be permitted to requalify unless it distributes any earnings and profits attributable to the period when it failed to qualify. In addition, it would be subject to tax on any built-in gains on property held during the period during which it did not qualify if it sold such property within 10 years of requalification. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX TREATMENT OF AUTOMATIC EXCHANGE

  Upon the occurrence of the Exchange Event, the outstanding Series A Preferred Shares will be automatically exchanged on a one-for-one basis for Bank Preferred Shares. See "Description of Series A Preferred Shares-- Automatic Exchange." The Automatic Exchange will be a taxable exchange with respect to which each holder of the Series A Preferred Shares will have a gain or loss, as the case may be, measured by the difference between the basis of such holder in the Series A Preferred Shares and the fair market value of the Bank Preferred Shares received in the Automatic Exchange. Assuming that such holder's Series A Preferred Shares were held as capital assets for more than one year prior to the Automatic Exchange, any gain or loss will be long-term capital gain or loss. Long-term capital losses are deductible, subject to certain limitations. The basis of the holder in the Bank Preferred Shares will be their fair market value at the time of the Automatic Exchange.

TAXATION OF UNITED STATES STOCKHOLDERS

  As used herein, the term "United States Stockholder" means a holder of Series A Preferred Shares that is for United States federal income tax purposes (i) a citizen or resident or the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source (except, with respect to the tax year of any trust that begins after December 31, 1996, a United States Stockholder shall mean a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have authority to control all substantial decisions of the trust).

  Distributions Generally. As long as the Company qualifies as a REIT, distributions to a United States Stockholder up to the amount of the Company's current or accumulated earnings and profits (and not designated as capital gains dividends) will be taken into account as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions that are designated by the Company as capital gains dividends will be treated as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain) for the taxable year without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gains dividends as ordinary income, pursuant to Section 291(d) of the Code. A distribution in excess of current or accumulated earnings and profits will first be treated as a tax-free return of capital, reducing the tax basis in the United States Stockholder's Series A Preferred Shares, and a distribution in excess of the United States Stockholder's tax basis in its Series A Preferred Shares will be taxable gain realized from the sale of such shares. Dividends declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not claim the benefit of any tax losses of the Company on their own income tax returns.

  The Company will be treated as having sufficient earnings and profits to treat as a dividend any distribution by the Company up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under "--Taxation of the Company--General" and "--Taxation of the Company-- Annual Distribution Requirements," above. As a result, stockholders may be required to treat as taxable dividends certain distributions that would otherwise result in a tax-free return of capital. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

  Losses incurred on the sale or exchange of Series A Preferred Shares held for less than six months will be deemed a long-term capital loss to the extent of any capital gain dividends received by the selling stockholder with respect to such stock.

  Treatment of Tax-Exempt Stockholders. Distributions from the Company to a tax-exempt employee's pension trust or other domestic tax-exempt stockholder will not constitute "unrelated business taxable income" unless the stockholder has borrowed to acquire or carry its shares of the Company. A tax-exempt employee's pension trust that holds more than 10% of the shares of the capital stock of the Company may under certain circumstances be required to treat a certain percentage of dividends as unrelated business taxable income if the Company is "predominantly held" by qualified trusts. For these purposes, a qualified trust is any trust defined under Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code. As a consequence of the look-through provisions of Code Section 856(h)(3), which generally affects ownership by pension trusts of shares of REITs, any qualified pension trust that owns more than 10% of the shares of the capital stock of the Company might be required to treat a certain portion of the dividends paid as unrelated business taxable income, if the conditions set forth in Code Section 856(h)(3) are satisfied. The Company does not anticipate that such conditions will be satisfied.

TAXATION OF FOREIGN STOCKHOLDERS

  The rules governing United States income taxation of non-resident alien individuals, foreign corporations, foreign partnerships, and foreign trusts and estates holding Series A Preferred Shares (collectively, "Foreign Stockholders") are complex, and no attempt will be made herein to provide more than a summary of such rules. A Foreign Stockholder should consult with its own tax advisor to determine the effect of federal, state, and local and country of tax residence income tax laws on an investment in the Company, including any reporting requirements.

  In general, a Foreign Stockholder will be subject to regular United States income tax to the same extent as a United States Stockholder with respect to income or gain derived from its investment in the Company if under all facts and circumstances such income or gain is "effectively connected" with such stockholder's conduct of a trade or business in the United States. See "-- Taxation of United States Stockholders." A corporate Foreign Stockholder that receives income that is effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion will apply to a Foreign Stockholder whose income or gain derived from investment in the Company is not so effectively connected in light of the facts and circumstances.

  The Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") significantly affects the federal income tax treatment of the sale or exchange of shares in REITs held by a Foreign Stockholder. Under FIRPTA, gain or loss realized on the sale or exchange of a "United States real property interest" ("USRPI") by a foreign taxpayer is treated by statute as effectively connected with a United States trade or business as a matter of law, without regard to the particular facts and circumstances. Shares of a corporation are treated as a USRPI only if the fair market value of USRPIs owned by the corporation equals or exceeds 50% of the fair market value of its total assets. If at no time within the five years preceding the sale or exchange of shares in the Company the shares constituted a USRPI, gain or loss on the sale or exchange will not be treated as effectively connected with a United States trade or business by reason of FIRPTA. While ownership of real property within the United States (including ownership of interests in certain entities) is always a USRPI, a loan secured by a mortgage on United States real property constitutes a USRPI only if the amounts payable by the borrower are contingent on the income or receipts of the borrower or the property or otherwise based on the property. Because such contingent interest is not likely to be present in the home mortgage loans to be owned by the Company that are expected to represent substantially all of the assets of the Company (although such interest is fairly common in commercial loans) the Company believes it is unlikely that its shares will be USRPIs or that it will derive significant gain from the sale or exchange of USRPIs, although whether its shares are a USRPI or it derives income from USRPIs will depend upon the facts as they ultimately develop. A distribution of cash to a Foreign Stockholder that is not attributable to gain from sales or exchanges by the Company of USRPIs and not designated by the Company as capital gain dividend are not subject to FIRPTA but generally will be subject to the withholding of United States federal income tax at a rate of 30%, unless (i) a lower treaty rate applies or (ii) the Foreign Stockholder files an IRS Form 4224 with the withholding agent certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Foreign Stockholder. A Foreign Stockholder who receives a distribution that has been subject to such withholding tax may file a claim for refund to the extent the withholding has been imposed on a portion of such distributions representing amounts in excess of current and accumulated earnings and profits. Under FIRPTA, distributions of proceeds attributable to gain from the Company's sale or exchange of a USRPI are subject to income tax at the normal capital gains rates applicable to United States Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Also, these distributions may be subject to a 30% branch profits tax in the hands of a corporate Foreign Stockholder not entitled to a treaty exemption or reduced rate of tax. Treasury Regulations require the withholding of 35% of any distribution that could be designated by the Company as a capital gain dividend. This amount is creditable against the Foreign Stockholder's tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the 28% maximum rate on capital gains of individuals. Capital gains dividends not attributable to gain on the sale or exchange of USRPIs are not subject to United States taxation if there is no requirement of withholding.

  If the shares of the Company do constitute a USRPI (or did so constitute within the previous five years), gain or loss on the sale or exchange of the shares will be treated as effectively connected with the conduct of a United States trade or business unless one or more special rules apply to preclude United States taxation.

  If the Company is a "domestically-controlled REIT," a sale of Series A Preferred Shares by a Foreign Stockholder generally will not be subject to United States taxation. A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly, under Code attribution rules, by Foreign Stockholders. Because the Series A Preferred Shares will be publicly traded, no assurance can be given that the Company will constitute a domestically-controlled REIT or that it will be possible to ascertain whether or not it is domestically-controlled.

  If the Company is not a domestically-controlled REIT, a sale of Series A Preferred Shares would be subject to tax under FIRPTA as a sale of a USRPI and gain or loss would be effectively connected with a United States trade or business if either (i) the Series A Preferred Shares were not "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE, on which the Series A Preferred Shares will be listed) during the quarter in which the Series A Preferred Shares were sold or (ii) even if the Series A Preferred Shares were "regularly traded," the selling stockholder held, directly or indirectly, more than 5% of the Series A Preferred Shares during the five-year period ending on the date of disposition. The applicable Treasury Regulations that define "regularly traded" for this purpose provide that a security will not be "regularly traded" for any calendar quarter during which 100 or fewer persons (treating related persons as one person) in the aggregate own 50% or more of such security or the quarterly trading volume is less than 7.5% of the average number of the issued and outstanding shares of such security (2.5% if there are 2,500 or more stockholders of record). In the event that the Series A Preferred Shares were not "regularly traded" and the Company did not at that time constitute a domestically-controlled REIT, a Foreign Stockholder (without regard to its ownership percentage of Series A Preferred Shares) must treat as effectively connected with a United States trade or business any gain or loss on any sale or other disposition of Series A Preferred Shares that occurs within a calendar quarter during which the Series A Preferred Shares were not "regularly traded" and the shares were a USRPI.

  If the gain on the sale of the Company's Series A Preferred Shares were subject to taxation under FIRPTA, the Foreign Stockholder would be subject to the same treatment as a United States Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual). Notwithstanding the foregoing, capital gain from the sale of shares of a REIT not subject to FIRPTA will nonetheless be taxable to a Foreign Stockholder who is an individual (under rules generally applicable to United States Stockholders) if such person is in the United States for 183 days or more during the taxable year of disposition and certain other conditions apply. In any event, a purchaser of Series A Preferred Shares from a Foreign Stockholder will not be required under FIRPTA to withhold on the purchase price if the purchased Series A Preferred Shares are "regularly traded" on an established securities market or if the Company is a domestically-controlled REIT. Otherwise, under FIRPTA the purchaser of Series A Preferred Shares may be required to withhold 10% of the purchase price and remit such amount to the IRS.

  Shares of the Company owned by a nonresident alien decedent are subject to United States federal estate tax (which is imposed at rates up to 55%) unless an estate tax treaty binding upon the United States provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company will report to its stockholders and the IRS the amount of dividends paid or deemed paid during each calendar year, and the amount of tax withheld, if any.

  United States Stockholders. Under certain circumstances, a United States Stockholder of Series A Preferred Shares may be subject to backup withholding at a rate of 31% on payments made with respect to, or cash proceeds of a sale or exchange of, Series A Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish the person required to withhold with its Taxpayer Identification Number ("TIN") which, for an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. A United States Stockholder should consult with a tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a United States Stockholder will be allowed as a credit against such United States Stockholder's United States federal income tax liability and may entitle such United States Stockholder to a refund, provided that the required information is furnished to the IRS.

  Foreign Stockholders. Additional issues may arise pertaining to information reporting and backup withholding with respect to Foreign Stockholders, and a Foreign Stockholder should consult with a tax advisor with respect to any such information reporting and backup withholding requirements. Backup withholding with respect to a Foreign Stockholder is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Foreign Stockholder will be allowed as a credit against any United States federal income tax liability of such Foreign Stockholder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

OTHER TAX CONSEQUENCES

  The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                             ERISA CONSIDERATIONS

GENERAL

  In evaluating the purchase of Series A Preferred Shares, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as the assets of an employee benefit plan subject to ERISA (each, a "Plan" and collectively, "Plans") should consider (a) whether the ownership of Series A Preferred Shares is in accordance with the documents and instruments governing such Plan; (b) whether the ownership of Series A Preferred Shares is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary's responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code;
(c) whether the Company's assets are treated as assets of the Plan; and (d) the need to value the assets of the Plan annually. In addition, the fiduciary of an individual retirement arrangement under Section 408 of the Code (an "IRA") considering the purchase of Series A Preferred Shares should consider whether the ownership of Series A Preferred Shares would result in a non-exempt prohibited transaction under Section 4975 of the Code.

  The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial actions. PLANS AND IRAS THAT ARE PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SHARES SHOULD CONSULT WITH AND RELY UPON THEIR OWN ADVISORS IN EVALUATING THESE MATTERS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

PLAN ASSET REGULATION

  Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA ("Plan Assets") for purposes of ERISA and the related prohibited transaction provisions of the Code (the "Plan Asset Regulation," 29 C.F.R. Sec. 2510.3-101), when a Plan or IRA makes an equity investment in another entity, the underlying assets of the entity will not be considered Plan Assets if the equity interest is a "publicly-offered security."

  For purposes of the Plan Asset Regulation, a "publicly-offered security" is a security that is (a) "freely transferable," (b) part of a class of securities that is "widely held," and (c) sold to the Plan or IRA as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and part of a class of securities that is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. The Series A Preferred Shares will be registered under the Securities Act and the Exchange Act within the time periods specified in the Plan Asset Regulation.

  The Plan Asset Regulation provides that a security is "widely held" only if it is a part of the class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the control of the issuer. The Company expects the Series A Preferred Shares to be "widely held" upon the completion of the Offering.

  The Plan Asset Regulation provides that whether a security is "freely transferable" is a factual question to be determined on the basis of all the relevant facts and circumstances. The Plan Asset Regulation further provides that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with the Offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." The Company believes that any restrictions imposed on the transfer of the Series A Preferred Shares are limited to the restrictions on transfer generally permitted under the Plan Asset Regulation and are not likely to result in the failure of the Series A Preferred Shares to be "freely transferable."

  A Plan should not acquire or hold the Series A Preferred Shares if the Company's underlying assets will be treated as the assets of such Plan. However, the Company believes that under the Plan Asset Regulation the Series A Preferred Shares should be treated as "publicly-offered securities" and, accordingly, the underlying assets of the Company should not be considered to be assets of any Plan or IRA investing in the Series A Preferred Shares.

EFFECT OF PLAN ASSET STATUS

  ERISA generally requires that the assets of a Plan be held in trust and that the trustee, or an investment manager (within the meaning of Section 3(38) of ERISA), have exclusive authority and discretion to manage and control the assets of the Plan. As discussed above, the assets of the Company under current law do not appear likely to be assets of the Plans receiving Series A Preferred Shares as a result of the Offering. However, if the assets of the Company were deemed to be assets of the Plans under ERISA, certain directors and officers of the Company might be deemed fiduciaries with respect to the Plans that invest in the Company and the prudence and other fiduciary standards set forth in ERISA would apply to them and to all investments.

  If the assets of the Company were deemed to be Plan Assets, transactions between the Company and parties in interest or disqualified persons with respect to the investing Plan or IRA could be prohibited transactions unless a statutory or administrative exemption is available. In addition, investment authority would also have been improperly delegated to such fiduciaries, and, under certain circumstances, Plan fiduciaries who make the decision to invest in the Series A Preferred Shares could be liable as co-fiduciaries for actions taken by the Company that do not conform to the ERISA standards for investments under Part 4 of Title I of ERISA.

PROHIBITED TRANSACTIONS

  Section 406 of ERISA provides that Plan fiduciaries are prohibited from causing the Plan to engage in certain types of transactions. Section 406(a) prohibits a fiduciary from knowingly causing a Plan to engage directly or indirectly in, among other things: (a) a sale or exchange, or leasing, of property with a party in interest; (b) a loan or other extension of credit with a party in interest; (c) a transaction involving the furnishing of goods, services or facilities with a party in interest; or (d) a transaction involving the transfer of Plan assets to, or use of Plan assets by or for the benefit of, a party in interest. Additionally, Section 406 prohibits a Plan fiduciary from dealing with Plan assets in its own interest or for its own account, from acting in any capacity in any transaction involving the Plan on behalf of a party (or representing a party) whose interests are adverse to the interests of the Plan, and from receiving any consideration for its own account from any party dealing with the Plan in connection with a transaction involving Plan assets. Similar provisions in Section 4975 of the Code apply to transactions between disqualified persons and Plans and IRAs and result in the imposition of excise taxes on such disqualified persons.

  If a prohibited transaction has occurred, Plan fiduciaries involved in the transaction could be required to (a) undo the transaction, (b) restore to the Plan any profit realized on the transaction and (c) make good to the Plan any loss suffered by it as a result of the transaction. In addition, parties in interest or disqualified persons would be required to pay excise taxes or penalties.

  If the investment constituted a prohibited transaction under Section 408(e)(2) of the Code by reason of the Company engaging in a prohibited transaction with the individual who established an IRA or his or her beneficiary, the IRA would lose its tax-exempt status. The other penalties for prohibited transactions would not apply.

  Thus, the acquisition of the Series A Preferred Shares by a Plan could result in a prohibited transaction if an Underwriter, the Company, the Bank or any of their affiliates is a party in interest or disqualified person with respect to the Plan. Any such prohibited transaction could be treated as exempt under ERISA and the Code if the Series A Preferred Shares were acquired pursuant to and in accordance with one or more "class exemptions" issued by the Department of Labor, such as Prohibited Transaction Class Exemption ("PTCE") 75-1 (an exemption for certain transactions involving employee benefit plans and broker-dealers (such as the Underwriters), reporting dealers, and banks), PTCE 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds), PTCE 95-60 (an exemption for certain transactions involving an insurance company's general account) and PTCE 96-23 (an exemption for certain transactions determined by a qualifying in-house asset manager).

  A Plan should not acquire the Series A Preferred Shares pursuant to the Offering if such acquisition will constitute a non-exempt prohibited transaction.

UNRELATED BUSINESS TAXABLE INCOME

  Plan fiduciaries should also consider the consequences of holding more than 10% of the Series A Preferred Shares if the Company is "predominantly held" by qualified trusts. See "Federal Income Tax Considerations--Taxation of United States Stockholders--Treatment of Tax-Exempt Stockholders."

                    CERTAIN INFORMATION REGARDING THE BANK

  The following is a summary of certain information regarding the Bank. As an integral part of this Prospectus, a copy of the Bank's offering circular filed with the Office of Thrift Supervision relating to the Bank Preferred Shares to be issued upon the Exchange Event (the "Offering Circular"), including exhibits and copies of the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (the "Form 10-K") and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Form 10-Q"), is attached hereto as Annex I and is incorporated by reference herein. All material information relating to the Bank as of these periods, including information relating to the Bank's financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents. There has been no material change in the Bank's affairs since the conclusion of the fiscal year ended September 30, 1995 which has not otherwise been disclosed by the Bank in the Form 10-Q.

OPERATIONS OF THE BANK

  General. The Bank is a federally chartered and federally insured stock savings bank which at June 30, 1996 was conducting business from 101 full-service offices and 497 automated teller machines ("ATMs") in Maryland, Virginia and the District of Columbia. The Bank has its home office in McLean, Virginia and its executive offices in Montgomery County, Maryland, which are both suburban communities of Washington, D.C. The Bank also maintains 21 mortgage loan production offices in the mid-Atlantic region, 20 of which are operated by a wholly-owned mortgage banking subsidiary. At June 30, 1996, the Bank had total assets of $5.0 billion, total deposits of $4.2 billion and total stockholders' equity of $357.0 million. Based on total consolidated assets at June 30, 1996, the Bank is the largest bank headquartered in the Washington, D.C. metropolitan area.

  The Bank is a consumer oriented, full-service banking institution principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and credit card and other types of consumer loans. The Bank is also developing an active commercial lending program. The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. As a complement to its basic deposit and lending activities, the Bank provides a number of related financial services to its customers, including securities brokerage and insurance products offered through its subsidiaries.

  For the nine months ended June 30, 1996, Chevy Chase reported pre-tax income of $67.6 million and net income of $39.8 million, compared to pre-tax income of $41.4 million and net income of $27.9 million in the corresponding period of the prior fiscal year. At June 30, 1996, the Bank's tangible, core capital (or leverage), Tier 1 risk-based and total risk-based regulatory capital ratios were 6.30%, 6.30%, 6.91% and 12.04%, respectively. As of such date, the Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended ("FIRREA"), as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA (both as applicable on June 30, 1996 and on a fully phased-in basis). Based on unaudited results, the Bank reported pre-tax income of $44.2 million and net income of $27.6 million for the year ended September 30, 1996, and at September 30, 1996, the Bank's tangible, core, Tier 1 risk-based and total risk-based regulatory capital ratios decreased to 5.21%, 5.21%, 5.80% and 10.14%, respectively. As of such date, the Bank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "adequately capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA. See "--Risk Factors and Other Considerations--Regulatory Capital Levels" and "--Recent Developments."

  The Bank is subject to comprehensive regulation, examination and supervision by the OTS and, to a lesser extent, by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposit accounts are fully insured up to $100,000 per insured depositor by the Savings Association Insurance Fund (the "SAIF"), which is administered by the FDIC. See "--Risk Factors and Other Considerations--Risks Relating to Elimination of Thrift Charter" and "--Risks Related to SAIF Insurance."

  Because of the continued improvement in the financial condition of the Bank, on March 29, 1996, the OTS released the Bank from a written agreement it had entered into with the OTS on September 30, 1991, and the board of directors of the Bank adopted a resolution addressing certain issues previously addressed by the written agreement. See "Notes to Consolidated Financial Statements" in the Form 10-Q.

  Business of the Bank. The Bank historically has relied on retail deposits originated in its branch network as its primary funding source. The Bank's principal market for deposits consists of Montgomery and Prince George's Counties in Maryland and, to a lesser extent, Fairfax County in Virginia; approximately 26.0% of the Bank's deposits at June 30, 1996 were obtained from depositors residing outside of Maryland, primarily in Northern Virginia. As of June 30, 1996, the Bank had 101 full-service banking facilities, 42 of which were located in Montgomery County, 19 in Prince George's County and 18 in Fairfax County. As of that date, the Bank also operated 497 ATMs. According to published industry statistics, as of June 30, 1995, the Bank had the leading market share of deposits in Montgomery County and the third largest share of deposits in Prince George's County. The per capita income of each of Montgomery and Fairfax Counties ranks among the highest of counties and equivalent jurisdictions nationally. These two counties are also the Washington, D.C. area's largest suburban employment centers, with a substantial portion of their labor force consisting of federal, state and local government employees. Private employment is concentrated in services and retail trade centers. Unemployment in Montgomery and Fairfax Counties in June 1996 (2.9% and 3.2%, respectively) was below the national rate (5.5%) and state rates (5.1% for Maryland and 4.8% for Virginia) for the same month.

  The Bank historically has concentrated its lending activities in the Washington, D.C. metropolitan area. In recent periods, the Bank and its subsidiaries have expanded the geographic region in which they purchase and originate loans to include the northern and southern areas of the Eastern United States. The Bank has not changed its underwriting standards for loans purchased or originated in these areas, although the pricing of the loans may be different based upon local market conditions.

  As of June 30, 1996, the Bank's loan portfolio consisted primarily of single-family residential loans (at approximately 51%), credit card loans (at approximately 32%) and non-credit card consumer loans (at approximately 8%). The Bank originates VA-guaranteed, FHA-insured and a wide variety of conventional residential mortgage loans through its wholly owned mortgage banking subsidiary, B.F. Saul Mortgage Company, or directly through Chevy Chase Mortgage, a division of the Bank. The Bank currently offers fixed-rate loans with maturities of 15 to 30 years and adjustable-rate residential mortgage loans, principally with maturities of 30 years. The Bank also offers revolving home equity credit line loans secured principally by a second mortgage on the borrowers' homes. In addition to revenue generated from interest on the loan portfolio, the Bank also recognizes income from loan origination and servicing fees. See "Business--Lending Activities-- Origination, Purchase and Sale of Real Estate Loans" in the Form 10-K.

  With respect to its credit card program, the Bank offers Chevy Chase "Classic" and "Gold" VISA (R) and MasterCard (R) cards. The Bank issues the credit cards and receives income on credit extended, a fee based on a percentage of credit sales paid by merchants accepting card purchases and an annual membership fee for use of the cards. The Bank believes its credit card program contributes to market share growth in its local market by attracting new depositors, promoting a high degree of customer loyalty and providing opportunities to cross-market other products of the Bank. See "Business-- Lending Activities--Credit Card Lending" in the Form 10-K and "--Risk Factors and Other Considerations--Risks of Credit Card Lending."

  During fiscal 1996, the Bank continued to increase its portfolio of non-credit card consumer loans. These loans primarily include automobile loans, home improvement loans and other secured and unsecured loans for traditional consumer purchases and needs. The majority of these loans are made on an indirect basis. The Bank makes these loans in the Southern United States as well as the mid-Atlantic region. During the nine months ended June 30, 1996, the Bank purchased or originated $398.1 million of automobile loans and $103.9 million of home improvement loans. See "Business--Lending Activities--Consumer and Other Lending" in the Form 10-K, Notes 4 and 5 to the "Condensed Consolidated Financial Statements" in the Form 10-Q and "--Risk Factors and Other Considerations--Risks of Other Consumer Lending."

  Beginning in late fiscal 1995, the Bank began to diversify its loan portfolio by developing a middle-market commercial lending program. In addition to extending credit, the Bank seeks to become the customer's primary source of deposit products. Management believes that these types of banking relationships are a natural extension and complement to the Bank's existing deposit and lending base. At June 30, 1996, the Bank's outstanding commercial loans totaled $48.0 million, the majority of which were adjustable-rate lines of credit and term loans.

  Non-performing Assets. At June 30, 1996, the Bank had $166.9 million of non-performing assets (after valuation allowances on real estate held for sale of $127.8 million) which represented 1.89% of total assets. Non-performing assets are comprised of $30.5 million of non-performing loans and $136.4 million of real estate held for sale ("REO"). Non-performing credit card loans represent 67.5% of the Bank's non-performing loans and represent 2.2% of the Bank's total credit card loans outstanding. At June 30, 1996, the Bank maintained a valuation allowance against its credit card portfolio of $51.1 million, or 5.3% of outstanding credit card loans. During the September 1996 quarter, the Bank increased its valuation allowance on such loans by $28.6 million to $79.7 million at September 30, 1996, or 7.1% of outstanding credit card loans. See "--Recent Developments."

  The majority of the Bank's REO is residential property, consisting primarily of five planned unit developments (the "Communities"), which had an aggregate book value of $102.8 million as of June 30, 1996. Four of the five Communities are under active development and, as a result of the sale in the December 1995 quarter of the remaining residential lots in two of the Communities, the Bank owns only commercial land in two of the four active Communities. The level of REO and of non-performing assets has decreased substantially over the past four years as the Bank has disposed of the bulk of the assets it acquired through foreclosure or deed-in-lieu of foreclosure in 1990 and 1991. See "-- Risk Factors and Other Considerations--Risks Relating to Reserve Levels and REO" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset Quality--Disposition of REO" in the Form 10-K.

  Asset Securitizations. The Bank has accessed the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Since 1988, the Bank has securitized approximately $8.0 billion of credit card, home equity credit line, automobile and home loan receivables. These transactions depend on sophisticated back-office systems to service complex securitization structures and on personnel with the experience to design, install and manage those systems. At June 30, 1996, the Bank serviced $3.8 billion, $348.0 million, $565.2 million and $153.5 million of securitized credit card, home equity credit line, automobile and home loan receivables, respectively. The Bank derives fee-based income from servicing these securitized portfolios. However, such fee-based income may be adversely affected by increases in delinquencies and charge-offs related to the receivables placed in these securitized pools. See "--Risk Factors and Other Considerations--Reliance on Non-Interest Income."

  History and Ownership. The Bank was organized in 1969 as a stock savings institution under Maryland law. On May 22, 1985, the Bank obtained federal insurance of its deposit accounts, and on April 8, 1986, it became a federally chartered stock savings bank. Eighty percent of the outstanding common stock of the Bank is owned by B.F. Saul Real Estate Investment Trust (the "Trust"). See "--Risk Factors and Other Considerations--Holding Company Matters." B. Francis Saul II is the Bank's founder and principal executive officer. Through his significant equity interest and management positions in the Bank's major stockholders, Mr. Saul has the ability to effectively control the affairs and direct the policies of the Bank.

  Debenture Offering. The Bank has filed a registration statement on Form OC with the OTS covering the issuance of $100 million aggregate principal amount of Debentures in an underwritten public offering concurrently with the Offering. The Debentures will mature on December 1, 2008. The Debentures will not be redeemable prior to December 1, 2001, except that on or prior to December 1, 1999, the Bank may redeem the Debentures in part at its option with the net cash proceeds of one or more public equity offerings of the Bank or any of its subsidiaries. The Debentures will be unsecured obligations of the Bank ranking subordinate in right of payment to all senior debt of the Bank, including the claims of the Bank's depositors and general creditors, and will rank equal in right of payment with the Bank's outstanding 9 1/4% Subordinated Debentures due 2005. If the Series A Preferred Shares are exchanged for Bank Preferred Shares, the Debentures will rank senior to the Bank Preferred Shares. The Bank has received OTS approval to include the principal amount of the Debentures as supplementary capital. Upon consummation of the offering of the Debentures, the Bank's total risk-based capital level will increase, thereby enhancing the Bank's ability to maintain its regulatory capital levels above those levels established for "well capitalized" institutions.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated financial and other data of the Bank herein as of and for the years ended September 30, 1995, 1994, 1993, 1992 and 1991 have been derived from the Consolidated Financial Statements of the Bank, which statements have been audited by Arthur Andersen LLP, independent public accountants. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included in each of the Form 10-K and the Form 10-Q. In the opinion of the management of the Bank, the amounts shown for the nine-months ended June 30, 1996 and 1995 include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the consolidated results for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results for an entire fiscal year. For unaudited financial information regarding the Bank at September 30, 1996, see "--Recent Developments."

                           AS OF OR FOR THE
                           NINE MONTHS ENDED
                               JUNE 30,                 AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                         ----------------------  -----------------------------------------------------------
                            1996        1995        1995        1994        1993        1992        1991
                         ----------  ----------  ----------  ----------  ----------  ----------  -----------
                              (UNAUDITED)
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets........... $5,020,519  $4,952,821  $4,947,995  $4,703,788  $4,918,795  $5,062,619  $ 4,904,104
 Mortgage-backed
  securities............    847,029     942,085     880,208   1,025,525   1,501,192   1,599,959      443,714
 Loans receivable, net..  2,459,803   2,159,018   2,327,286   2,357,721   1,861,128   1,635,218    2,537,435
 Loans held for sale....    102,079      52,390      68,679      33,598     176,504     175,698       51,734
 Loans held for
  securitization and
  sale..................    315,000     665,000     500,000     115,000     300,000     350,000      533,628
 Allowance for losses on
  loans.................     71,619      57,075      60,496      50,205      68,040      78,818       89,745
 Real estate held for
  investment or sale,
  net...................    140,033     236,510     222,860     330,032     387,583     521,051      563,261
 Allowance for losses on
  real estate held for
  investment or sale....    127,958     130,338     135,236     118,973     111,644     109,044       57,498
 Cost in excess of net
  assets acquired, net..     41,525      45,529      44,528      48,637      52,650      56,348       60,045
 Mortgage servicing
  rights, net...........     33,539      14,178      28,369      15,075      20,288      12,787       13,962
 Deposit accounts.......  4,225,110   4,117,663   4,159,252   4,008,761   3,870,023   3,915,958    4,263,033
 Securities sold under
  repurchase agreements
  and other short-term
  borrowings............     17,121     142,525      10,435       8,907      88,266     450,321        3,459
 Bonds payable..........        --          --          --       24,030      24,605      25,130       25,605
 Notes payable..........      7,340       7,570       7,514       7,729       7,925       8,640       10,354
 Federal Home Loan Bank
  advances..............    116,749     134,208     155,052     100,000     412,000     275,000      200,000
 Capital notes-
  subordinated..........    160,000     160,000     160,000     160,000     138,500     138,500      138,500
 Stockholders' equity...    356,969     321,243     328,544     289,956     284,794     177,430      156,389
 Non-performing assets..    166,889     257,695     247,185     311,898     372,031     517,639      594,069
SELECTED RATIOS:
 Earnings (loss) per
  common share.......... $ 3,252.30  $ 2,063.50  $ 2,757.20  $ 1,929.00  $ 3,549.50  $ 2,104.10  $ (1,028.50)
 Return on average
  assets................       1.09%       0.75%       0.76%       0.58%       0.77%       0.44%       -0.20%
 Return on average
  stockholders' equity..      15.88%      12.71%      12.66%       9.62%      16.20%      11.87%       -5.64%
 Average stockholders'
  equity to average
  assets................       6.85%       5.91%       5.98%       6.07%       4.72%       3.67%        3.49%
 Net loan charge-offs to
  average loans.........       2.77%       1.29%       1.51%       1.74%       3.33%       4.04%        3.60%
 Non-performing assets,
  net to total
  assets(1).............       1.89%       4.04%       3.77%       5.35%       5.97%       8.37%       10.20%
 Net yield on interest
  earning assets........       4.69%       4.12%       4.24%       4.06%       4.60%       4.99%        3.80%
 Average interest-
  earning assets to
  average interest-
  bearing liabilities...      92.33%      92.20%      91.91%      90.81%      86.43%      82.81%       85.73%
REGULATORY CAPITAL
 RATIOS:
 Tangible...............       6.30%       5.63%       5.77%       4.96%       4.60%       2.22%        1.58%
 Core (or leverage).....       6.30%       5.63%       5.77%       5.34%       5.35%       3.22%        2.82%
 Tier 1 risk-based......       6.91%       6.79%       6.65%       6.95%       7.29%        N/A          N/A
 Total risk-based.......      12.04%      11.76%      11.63%      12.19%      11.70%       7.72%        5.51%
Full service banking
 facilities.............        101          85          88          81          74          73           74
Full service mortgage
 banking facilities.....         21          18          18          17          17          13           12

--------
(1) Non-performing assets is presented after all reserves for losses on loans and real estate held for investment or sale.

                          AS OF OR FOR THE
                          NINE MONTHS ENDED
                              JUNE 30,          AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                          ------------------  -------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  ---------
                             (UNAUDITED)
                                              (DOLLARS IN THOUSANDS)
CONDENSED CONSOLIDATED
 STATEMENTS OF
 OPERATIONS:
Interest income.........  $284,129  $270,226  $365,336  $334,460  $349,537  $403,559  $ 487,221
Interest expense........   140,470   140,737   189,114   165,544   167,518   214,761    325,711
                          --------  --------  --------  --------  --------  --------  ---------
 Net interest income....   143,659   129,489   176,222   168,916   182,019   188,798    161,510
Provision for loan
 losses.................    70,825    35,829    54,979    29,222    60,372    86,453    143,544
                          --------  --------  --------  --------  --------  --------  ---------
 Net interest income
  after provision for
  loan losses...........    72,834    93,660   121,243   139,694   121,647   102,345     17,966
                          --------  --------  --------  --------  --------  --------  ---------
Non-interest income:
 Credit card fees, loan
  servicing fees and
  deposit servicing
  fees..................   239,585   154,241   218,572   111,279    91,216    92,291    105,441
 Gain on sales of
  investment securities,
  net...................       --        --        --        --      8,895       --       1,159
 Gain (loss) on sales of
  trading securities,
  net...................     1,061      (579)     (600)    1,695       --        --      11,651
 Earnings (loss) on real
  estate held for
  investment or sale,
  net...................   (19,376)    2,861    (4,672)    1,326   (12,722)  (50,649)   (47,339)
 Gain on sales of credit
  card relationships,
  loans and mortgage-
  backed securities,
  net...................    17,092     4,721    12,882    30,522    31,338    38,716     69,096
 Gain on sales of
  mortgage servicing
  rights, net...........       --      1,270     1,397     5,833     4,828     3,750      9,633
 Other..................    14,109     4,232     5,923     9,885     7,161    10,766     12,133
                          --------  --------  --------  --------  --------  --------  ---------
 Total non-interest
  income................   252,471   166,746   233,502   160,540   130,716    94,874    161,774
                          --------  --------  --------  --------  --------  --------  ---------
Non-interest expense:
 Salaries and employee
  benefits..............    93,354    78,739   108,432    87,390    69,739    62,725     78,344
 Marketing expenses.....    35,568    34,835    46,117    46,441    15,138     4,632      6,831
 Other non-interest
  expense...............   128,796   105,445   145,544   113,739   103,492    91,718    100,399
                          --------  --------  --------  --------  --------  --------  ---------
 Total non-interest
  expense...............   257,718   219,019   300,093   247,570   188,369   159,075    185,574
                          --------  --------  --------  --------  --------  --------  ---------
 Income (loss) before
  income taxes,
  extraordinary item and
  cumulative effect of
  change in accounting
  principle.............    67,587    41,387    54,652    52,664    63,994    38,144     (5,834)
Provision for income
 taxes..................    27,751    13,439    17,330    22,394    26,603    17,103      4,451
Extraordinary loss on
 early extinguishment of
 debt...................       --        --        --     (6,333)      --        --         --
Cumulative effect of
 change in accounting
 for income taxes.......       --        --        --      5,103       --        --         --
                          --------  --------  --------  --------  --------  --------  ---------
Net income (loss).......  $ 39,836  $ 27,948  $ 37,322  $ 29,040  $ 37,391  $ 21,041  $ (10,285)
                          ========  ========  ========  ========  ========  ========  =========

RISK FACTORS AND OTHER CONSIDERATIONS

  Because of the potential for the Automatic Exchange, the purchase of the Series A Preferred Shares involves a high degree of risk with respect to the performance and capital levels of the Bank. Prospective investors in the Series A Preferred Shares should carefully consider the following risk factors and other considerations relating to the Bank before deciding whether to invest in such shares.

  Risks of Credit Card Lending. At June 30, 1996, the Bank's credit card loans of $956.5 million constituted approximately 32% of the Bank's loan portfolio. In addition, at June 30, 1996, the Bank managed $3.8 billion in securitized credit card loans which were not reflected on the Bank's balance sheet. Credit card loans entail greater credit risks than residential mortgage loans. Changes in credit card use and payment patterns by cardholders, including increased defaults, may result from a variety of social, legal and economic factors. The Bank currently offers introductory periodic interest rates for varying initial periods which, at the conclusion of such periods, revert to the Bank's regular variable interest rate. If account holders choose to use competing sources of credit, the rate at which new receivables are generated may be reduced and certain purchase and payment patterns with respect to the receivables may be affected. Economic factors affecting credit card use include the rate of inflation and relative interest rates offered for various types of loans. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers. Default rates on credit card loans generally may be expected to exceed default rates on residential mortgage loans.

  Primarily reflecting the industry-wide decline in the performance of credit card loans, credit card delinquencies and net charge-offs on credit card loans have increased since September 1995. The Bank regularly reviews the reasons for delinquency and charge-off as compared to information available at the time an account was originated to determine if such information should have indicated the propensity for delinquency and/or loss. The results of these reviews are used to adjust the Bank's underwriting criteria, as necessary. Although the Bank believes it has appropriate underwriting criteria to mitigate the risks associated with its credit card accounts, there can be no assurance that charge-offs and delinquencies will not increase. The Bank made certain adjustments to its reserves for losses on credit card loans at September 30, 1996. See "--Recent Developments." An increase in credit card delinquencies and charge-offs also may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables.

  Certain jurisdictions and their residents may attempt to require out-of-state credit card issuers to comply with such jurisdictions' consumer protection laws that impose requirements on the making, enforcement and collection of consumer loans. For example, in recent years, a number of lawsuits and administrative actions have been filed in several states against out-of-state credit card issuers (including both federally and state chartered insured institutions) challenging various fees and charges (such as late fees, over-the-limit fees, returned check fees and annual membership fees) assessed against residents of the states in which such lawsuits were filed, based on restrictions or prohibitions under the laws of such states. The Supreme Court recently ruled that national banks may export late fees on credit cards as interest regardless of states' usury laws; however, the law is not settled with respect to all types of fees and charges. If it were determined that out-of-state credit card issuers must comply with a jurisdiction's laws limiting the charges imposed by credit card issuers, such action could have an adverse impact on the Bank's credit card operations.

  The credit card industry is highly competitive and characterized by increased pricing competition in interest rates and annual membership fees, use of advertising, target marketing and other features (such as buyer protection plans), as both established and new card issuers seek to expand or to enter the market and to retain their existing customers. The Bank has issued credit cards to customers nationwide, and competes for those customers with certain money center banks and other large nationwide issuers, as well as with regional and local depository institutions and other issuers, many of whom have sizable branch systems or other customer relationships through which such issuers market their credit cards. The Bank anticipates that competitive pressures will require adjustments from time to time to the pricing of the Bank's credit card accounts. See "Business--Lending Activities--Credit Card Lending" in the Form 10-K.

  Reliance on Non-Interest Income. In recent years, non-interest income, which is reflected as "Other Income" on the Consolidated Statements of Operations, has become an increasingly large component of the Bank's net income. The Bank has earned non-interest income primarily from credit card, loan servicing and deposit servicing fees and gains on sales of credit card relationships, loans and mortgage-backed securities. In fiscal 1995, 1994 and 1993, the Bank recognized non-interest income of $233.5 million, $160.5 million and $130.7 million, respectively. Of those amounts, $184.3 million, $69.9 million and $46.6 million, respectively, or 51.9%, 23.3% and 18.5%, respectively, of total operating income, was income from loan servicing fees. The Bank's ability to realize non-interest income is dependent upon market interest rates, the demand for mortgage and credit card loans, conditions in the loan sale market, the level of securitized receivables and other factors. The level of such income, therefore, is subject to substantial fluctuations. An increase in credit card delinquencies and charge-offs also may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables. Such charge-offs have increased significantly during recent periods, although the Bank's income has not been significantly affected to date as a result of the counterbalancing effects of such items as the expiration of introductory rates, repricing of existing portfolios and new fee-based strategies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Form 10-K.

  Effect of an Increase in Interest Rates on Operating Results. The Bank's operating results depend to a large extent on its net interest income, which is the difference between the interest the Bank receives from its loans, securities and other assets and the interest the Bank pays on its deposits and other liabilities. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of the Bank may affect interest rates. If generally prevailing interest rates increase, the "net interest spread" of the Bank, which is the difference between the rates of interest earned and the rates of interest paid by the Bank, is likely to contract, resulting in less net interest income.

  Although the Bank pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, the Bank's liabilities have shorter terms and are more interest-sensitive than its assets. At June 30, 1996, the Bank's one-year interest-sensitivity "gap" (the sum of all interest earning assets to be re-priced within one year minus all interest-bearing liabilities to be re-priced within one year, as a percentage of total assets) was negative 13.7%. As a result of its gap position, the Bank's net interest spread will narrow, and its operating results will be adversely affected, during periods of rising market interest rates if the Bank is unable to reduce its gap. There can be no assurance that the Bank will be able to adjust its gap sufficiently to offset any negative effect of changing market interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset and Liability Management" in the Form 10-K.

  Regulatory Capital Levels. As a federal savings association, the Bank is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At June 30, 1996, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, with tangible, core and total risk-based regulatory capital ratios of 6.30%, 6.30% and 12.04%, respectively, compared to the regulatory requirements of 1.50%, 3.00% and 8.00%, respectively. Effective July 1, 1996, certain additional deductions from capital were phased in. If this phase-in had been in effect at June 30, 1996, the Bank's tangible, core and risk-based regulatory capital ratios would have been 6.27%, 6.27% and 12.00%, respectively. Based on unaudited results, at September 30, 1996, the Bank's tangible, core and total risk-based regulatory capital ratios decreased to 5.21%, 5.21% and 10.14%, respectively. See "Recent Developments."

  The OTS' prompt corrective action regulations establish five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. These categories are determined for the supervisory purposes of section 38 of the Federal Deposit Insurance Act (which establishes a system of mandatory and discretionary supervisory actions which generally become more severe as capital levels decline) and may not necessarily constitute an accurate measure of the Bank's current overall financial condition or its future prospects. A thrift generally will be considered "well capitalized" if it has a core capital (or leverage) ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10%. A thrift will be considered "adequately capitalized" if it has a core capital (or leverage) ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. Based on unaudited results, the Bank's core (or leverage), Tier 1 risk-based and total risk-based capital ratios at September 30, 1996 of 5.21%, 5.80% and 10.14%, respectively, exceeded the capital ratios established for "adequately capitalized" institutions. See "Recent Developments." The OTS has the discretion to reclassify an institution from "well capitalized" to "adequately capitalized" and to treat an "adequately capitalized" institution as an "undercapitalized" institution for purposes of the prompt corrective action regulations (including imposing restrictions on the payment of dividends) if, after notice and an opportunity for a hearing, the OTS determines that the institution (i) is in an unsafe or unsound condition or (ii) has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

  Deteriorating collateral values or general economic conditions could result in recognition of losses on the Bank's loan and REO portfolios and a consequent reduction in capital. In addition, OTS capital regulations provide a five-year holding period (or such longer period approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If REO is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, then the Bank would be required to deduct the then-current book value of the REO from risk-based capital. In November 1996, the Bank received an extension through November 12, 1997 of the holding periods for certain of its REO properties acquired through foreclosure in fiscal 1990, fiscal 1991 and fiscal 1992. There can be no assurances that the Bank will be able to dispose of all of its REO properties within the applicable time period or obtain any necessary extensions. Accordingly, there can be no assurance that the Bank will be able to maintain levels of capital sufficient to meet the standards for classification as "adequately capitalized" under the prompt corrective action regulations.

  Risks Relating to Reserve Levels and REO. At June 30, 1996, the Bank's non-performing assets were $166.9 million (net of valuation allowances for losses on REO), or 1.89% of total assets. As of such date, the ratio of the Bank's reserves to non-performing assets was 67.7%. Although the Bank believes it has a reasonable basis for estimating reserves, no assurance can be given that the Bank will not sustain losses in any particular period that exceed the amount of the reserves at the beginning of that period, or that subsequent evaluations of the asset portfolio, in light of factors then prevailing (including economic conditions, the Bank's internal review process and the results of regulatory examinations), will not require significant increases in the reserves. See "--Recent Developments" and "Business--Delinquencies, Foreclosures and Reserves for Losses--Allowances for Losses" in the Form 10-K.

  At June 30, 1996, approximately $102.8 million (or 75.4%), after valuation allowances on such assets, of the Bank's aggregate book value of REO was attributable to five planned unit developments over which the Bank took active control, through foreclosure or deeds-in-lieu of foreclosure, in 1990 and 1991, four of which are under active development. The Bank from time to time obtains updated appraisals on its REO and, in the past, has been directed to do so by the OTS in connection with regulatory examinations. As a result of such updated appraisals, the Bank could be required to increase its reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset Quality--Disposition of REO" in the Form 10-K.

  Risks of Other Consumer Lending. The Bank is actively expanding its non-credit card consumer lending business, focusing on automobile and home improvement loans. While such loans generally have shorter terms to maturity and carry higher rates than residential mortgage loans, they generally entail greater risk than residential mortgage loans, particularly when secured by rapidly depreciable assets, such as automobiles. In such cases, any collateral repossessed for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be affected by adverse personal circumstances.

  The Bank also makes automobile loans through one of its operating subsidiaries. The underwriting guidelines for this subsidiary apply to a category of lending in which loans may be made to applicants who have experienced certain adverse credit events (and, therefore, would not necessarily meet all of the Bank's guidelines for its traditional loan program), but who meet certain other creditworthiness tests. Such loans may experience higher rates of delinquencies, repossessions and losses, especially under adverse economic conditions, compared with loans originated pursuant to the Bank's traditional lending program. See "Business--Lending Activities-- Other Consumer Loan Underwriting" in the Form 10-K.

  Risks Relating to Elimination of Thrift Charter. During the past year, Congress has been considering legislation in various forms that would require federal thrifts, like the Bank, to convert their charters to national or state bank charters. Recent legislation requires the merger of the Bank Insurance Fund ("BIF") and the SAIF into a single Deposit Insurance Fund on January 1, 1999 but only if the thrift charter is eliminated by that date. The Treasury Department is required to submit a comprehensive study on thrift charter issues by March 31, 1997. In the absence of appropriate "grandfather" provisions, legislation eliminating the thrift charter could have a material adverse effect on the Bank and the Trust because, among other things, the Trust engages in activities that are not permissible to bank holding companies and the regulatory capital and accounting treatment for banks and thrifts differs in certain significant respects. The Bank cannot determine whether, or in what form, such legislation will eventually be enacted and there can be no assurance that any such legislation that is enacted will contain adequate grandfather rights for the Bank and the Trust. See "Recent Developments--Legislative Developments."

  Risks Related to SAIF Insurance. Legislation was enacted on September 30, 1996 that among other things, imposes on thrift institutions a one-time assessment of 65.7 cents for every $100 of SAIF-insured deposits to recapitalize the SAIF. Following such legislation, the Bank and other institutions with SAIF-assessable deposits will continue to pay somewhat higher deposit insurance premiums than institutions with BIF-assessable deposits, which could lead to a competitive disadvantage in the pricing of loans and deposits and additional operating expenses. In addition, regulators have recently begun approving applications by several thrift organizations to establish or acquire BIF-insured affiliates and prolonged continuation of the disparity in deposit insurance premiums could lead to more widespread efforts to shift insured deposits from SAIF to BIF, thus further destabilizing the SAIF. However, the new legislation contains provisions designed to prohibit deposit transfers from SAIF to BIF under certain circumstances.

  Holding Company Matters. The Trust owns 80% of the Bank's common stock. Payments from the Bank to the Trust in the form of tax sharing payments and dividends are a principal source of funding for the Trust. The Bank made tax sharing payments to the Trust of $20.5 million in fiscal 1995 and $20.0 million in the nine months ended June 30, 1996. Subsequent to June 30, 1996, the Bank made additional tax sharing payments of $5 million to the Trust. In addition, during the June 1996 quarter, the Bank paid cash dividends on its common stock of $500 per share (of which the Trust's portion was $4.0 million) and subsequent to June 30, 1996, declared and paid a cash dividend of $350 per share (of which the Trust's portion was $2.8 million).

  To the extent the Trust experiences liquidity problems, there can be no assurance that the Trust will be able to satisfy, in whole or in part, any tax liability that it may incur or any reimbursement or other obligation to the Bank that may arise under a tax sharing agreement to which the Trust, the Bank and other companies in the Trust's affiliated group are parties (the "Tax Sharing Agreement"). The Bank, as a member of the Trust's affiliated group of corporations filing consolidated income tax returns, is liable for the group's tax liability (whether or not the Bank has made any tax sharing payments). The Tax Sharing Agreement provides for payments to be made by members of the affiliated group to the Trust based on their respective allocable shares of the overall tax liability of the group and the benefits of any net operating losses and similar items used by the group for specified taxable years. In certain circumstances, the Bank would be entitled under the Tax Sharing Agreement to be reimbursed by the Trust.

  Absence of a Public Market for Bank Preferred Shares. If Bank Preferred Shares are issued, the Bank does not intend to apply for listing of the Bank Preferred Shares on any national securities exchange or for quotation of the Bank Preferred Shares through the National Association of Securities Dealers Automated Quotation System. There can be no assurance as to the liquidity of the trading markets for the Bank Preferred Shares or that an active public market for the Bank Preferred Shares would develop or be maintained.

RECENT DEVELOPMENTS

  Summarized below are certain unaudited selected financial data of Chevy Chase on a consolidated basis for the periods and at the dates indicated.

                                               AS OF OR FOR THE YEAR ENDED
                                                      SEPTEMBER 30,
                                               --------------------------------
                                                    1996              1995
                                               -----------------  -------------
                                                (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS DATA:
  Interest income............................. $     387,566      $     365,336
  Interest expense............................       188,836            189,114
                                               -------------      -------------
    Net interest income.......................       198,730            176,222
  Provision for loan losses...................       115,740             54,979
                                               -------------      -------------
    Net interest income after provision for
     loan losses..............................        82,990            121,243
                                               -------------      -------------
  Non-interest income:
   Credit card, loan servicing and deposit
    servicing fees............................       324,761            218,572
   Gain (loss) on sales of trading securities,
    net.......................................         1,158               (600)
   Loss on real estate held for investment or
    sale, net.................................       (24,413)            (5,164)
   Gain on sales of loans, net................        23,242             12,882
   Gain on sales of mortgage servicing rights,
    net.......................................           --               1,397
   Other......................................        19,713              5,923
                                               -------------      -------------
    Total non-interest income.................       344,461            233,010
                                               -------------      -------------
  Non-interest expense........................       383,269            299,601
                                               -------------      -------------
  Income before income taxes..................        44,182             54,652
  Provision for income taxes..................        16,553             17,330
                                               -------------      -------------
  Net income.................................. $      27,629      $      37,322
                                               =============      =============
SUMMARY OF FINANCIAL CONDITION DATA:
  Total assets................................ $   5,727,604      $   4,947,995
  Mortgage-backed securities..................     1,306,417            880,208
  Loans receivable, net.......................     2,773,024          2,327,286
  Loans held for sale.........................        76,064             68,679
  Loans held for securitization and sale......       450,000            500,000
  Allowance for losses on loans...............        95,523             60,496
  Real estate held for investment or sale,
   net........................................       123,489            222,860
  Allowance for losses on real estate held for
   investment or sale.........................       126,710            135,236
  Cost in excess of net assets acquired, net..        40,523             44,528
  Mortgage servicing rights, net..............        32,607             28,369
  Deposit accounts............................     4,164,037          4,159,252
  Securities sold under repurchase agreements
   and other short-term borrowings............       637,141             10,435
  Federal Home Loan Bank advances.............       269,065            155,052
  Capital notes-subordinated..................       160,000            160,000
  Stockholders' equity........................       339,160            328,544
  Nonperforming assets........................       154,650            247,185
SELECTED RATIOS:
  Return on average assets....................          0.56%              0.76%
  Return on average stockholders' equity......          8.14%             12.66%
  Average stockholders' equity to average
   assets.....................................          6.85%              5.98%
  Net loan charge-offs to average loans.......          2.75%              1.51%
  Non-performing assets, net to total
   assets(1)..................................          1.03%              3.77%
  Net yield on interest-earning assets........          4.80%              4.24%
  Average interest-earning assets to average
   interest-bearing liabilities...............         92.35%             91.91%
REGULATORY CAPITAL RATIOS:
  Tangible....................................          5.21%(2)           5.77%
  Core (or leverage)..........................          5.21%(2)           5.77%
  Tier 1 risk-based...........................          5.80%(2)           6.65%
  Total risk-based............................         10.14%(2)          11.63%

--------
(1) Non-performing assets is presented after all reserves for losses on loans and real estate held for investment or sale.
(2) The Bank's tangible, core, Tier 1 risk-based and total risk-based capital ratios would have been 5.53%, 5.53%, 6.14% and 10.61%, respectively, without the charge for the SAIF assessment described under "--Operating Results."

  Operating Results. THE FOLLOWING DISCLOSURE IS BASED ON UNAUDITED OPERATING RESULTS AS OF SEPTEMBER 30, 1996.

  The Bank recorded pre-tax income of $44.2 million and net income of $27.6 million for the year ended September 30, 1996, compared to pre-tax income of $54.7 million and net income of $37.3 million for the year ended September 30, 1995. The decrease in pre-tax income for fiscal 1996 was primarily attributable to a $60.8 million increase in the provision for loan losses and an $83.7 million increase in non-interest expense (which included the $26.5 million SAIF assessment discussed below), the effect of which was partially offset by a $111.5 million increase in non-interest income and a $22.5 million increase in net interest income.

  Legislation was enacted on September 30, 1996 that, among other things, imposed on thrift institutions a one-time assessment of 65.7 basis points on their SAIF-insured deposits to recapitalize the SAIF. At September 30, 1996, the Bank accrued approximately $26.5 million for the SAIF assessment.

  Net interest income increased $22.5 million in fiscal 1996 as the average yield on interest-earning assets increased at a rate greater than the rate of increase in the average cost of interest-bearing liabilities.

  The Bank's provision for loan losses increased to $115.7 million in fiscal 1996 from $55.0 million in fiscal 1995 primarily as a result of a $56.7 million increase in the provision for losses on credit card loans. The increase in the provision for losses on credit card loans was primarily due to increased charge-offs of such loans reflecting an industry-wide decline in the performance of credit card loans. The increase in the provision resulted in an increase in the Bank's allowance for losses on loans of $35.0 million which reflected mainly an increase in the allowance for losses on credit cards of $33.4 million. As a result of this increase, the Bank's valuation allowance on credit card loans increased from $46.3 million, or 4.6% of such loans at September 30, 1995, to $79.7 million, or 7.1% of such loans at September 30, 1996.

  Other income increased to $344.5 million in fiscal 1996 from $233.0 million in fiscal 1995 primarily as a result of an increase of $79.8 million in loan servicing fees earned by the Bank for servicing its portfolios of securitized loans and an increase of $20.9 million in credit card fees which was primarily attributable to changes in the fee structure for the Bank's credit card program during fiscal 1996. In addition, loss on real estate held for investment or sale, net, increased $19.2 million due primarily to a decrease of $4.5 million on equity earnings in partnership income and a decrease of $12.5 million in the gain recorded on sales of the Bank's REO properties.

  Operating expenses increased to $383.3 million in fiscal 1996 from $299.6 million in fiscal 1995 which increase included the $26.5 million SAIF assessment. Other increases included a $19.2 million increase in salaries and employee benefits, a $12.5 million increase in loan expenses, a $7.6 million increase in marketing expenses and an $8.8 million increase in data processing expenses.

  During the quarter ended September 30, 1996, the Bank securitized and sold $220.0 million of credit card receivables and $96.5 million of home equity credit line receivables. No gain or loss was recognized in connection with the credit card transaction and a gain of $4.7 million was recognized in connection with the home equity credit line transaction.

  Non-performing assets decreased to $154.7 million, after REO valuation allowances of $126.5 million, at September 30, 1996 from $247.2 million, after REO valuation allowances of $135.0 million, at September 30, 1995. The decrease was primarily attributable to a decline in REO of $99.4 million to $119.9 million, after valuation allowances of $126.5 million, at September 30, 1996 from $219.2 million, after valuation allowances of $135.0 million, at September 30, 1995. REO decreased primarily due to sales of residential lots or units in the Communities and other smaller residential properties and the sale of five residential ground properties with an aggregate book value of $23.8 million, after all valuation allowances on such assets. Partially offsetting the decrease in REO was an increase in non-accrual loans primarily due to a $6.8 million increase in non-accrual credit card loans.

  At September 30, 1996, the Bank's tangible, core (or leverage), Tier 1 risk-based and total risk-based regulatory capital ratios were 5.21%, 5.21%, 5.80% and 10.14%, respectively, which exceeded the ratios established for "adequately capitalized" institutions under the OTS prompt corrective action regulations. If the SAIF assessment discussed above had not been made in the quarter ended September 30, 1996, the Bank's capital ratios would have continued to meet the standards for "well capitalized" institutions. In the September 30, 1996 quarter, the Bank's capital ratios fell below the ratios established for "well capitalized" institutions for the first time since June 1993.

  Legislative Developments. On September 30, 1996, President Clinton signed into law the Economic Development and Regulatory Paperwork Reduction Act of 1996 (the "Act"). The Act's principal provisions relate to recapitalization of SAIF, but it also contains numerous regulatory relief measures, some of which are directly applicable to the Bank.

  The Act requires the FDIC to impose a one-time special assessment of 65.7 cents for every $100 of SAIF-insured deposits held on March 31, 1995 in order to bring SAIF to its statutory reserve level. As a result of the legislation, the Bank has experienced a one-time charge to earnings for the special assessment as described above.

  In addition, beginning on January 1, 1997, commercial banks will be required to share in the payment of interest due on Financing Corporation ("FICO") bonds used to rescue the savings and loan industry in the 1980s. Annual FICO assessments to be added to deposit insurance premiums are expected to equal approximately 6.4 basis points for SAIF members and 1.3 basis points for BIF members from January 1, 1997 through December 31, 1999; and approximately 2.4 basis points for both BIF and SAIF members thereafter. See "--Risk Factors and Other Considerations--Risks Related to SAIF Insurance."

  The Act also requires the merger of BIF and SAIF into a single Deposit Insurance Fund on January 1, 1999, but only if the thrift charter is eliminated by that date. The Treasury Department is required to submit a report on thrift charter issues by March 31, 1997. Although this provision of the Act establishes a time frame for the eventual elimination of the thrift charter, it contains no provisions concerning the form the current thrift charter may be required to take. The Bank cannot determine at this time what effect this provision will have on its financial position or operations. See "--Risk Factors--Risks Relating to Elimination of Thrift Charter."

  The Act significantly liberalizes the current qualified thrift lender ("QTL") test by, among other things, permitting inclusion of credit card and educational loans as qualified thrift investments ("QTI") without limits (previously, such loans could be included only up to 10% of the institution's assets). As a result of this provision, the Bank's entire credit card portfolio is now eligible for inclusion as QTI, thus substantially reducing the QTL test's impact as a constraint on the Bank's business strategies.

  The Act also increases the Bank's commercial lending authority from 10% to 20% of assets, provided that the additional 10% consists of small business loans.

  Finally, the Act contains several other provisions designed to reduce regulatory burdens associated with compliance with various consumer and other laws applicable to the Bank, including for example, provisions designed to coordinate the disclosure and other requirements under the Truth-in-Lending and Real Estate Settlement Procedures Acts, modify certain insider lending restrictions, permit OTS to allow exemptions to anti-tying prohibitions and exempt certain transactions and simplify certain disclosures under the Truth-in-Lending Act.

RESTRICTIONS ON BANK DIVIDENDS

  If the Automatic Exchange occurs and the Bank has not been placed into conservatorship or receivership, the Bank would likely be prohibited from paying dividends on the Bank Preferred Shares as long as the Bank remains "undercapitalized" for purposes of the OTS prompt corrective action regulations or the OTS anticipates the Bank being "undercapitalized" in the near term.The prompt corrective action regulations prohibit thrift institutions such as the Bank from making "capital distributions" (defined to include a cash distribution) unless the institution is at least "adequately capitalized" after the distribution. Currently, an institution is considered "adequately capitalized" for this purpose if it has a total risk-based capital ratio of at least 8.0%, a Tier 1 risk-based capital ratio of at least 4.0% and a core (or leverage capital) ratio of at least 4.0%. In addition, the Bank's ability to pay dividends on the Bank Preferred Shares would be subject to various restrictions under OTS regulations, a resolution of the Bank's board of directors and certain contractual provisions. See "Business Regulation--Dividends and Other Capital Distributions" in the Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Form 10-K.

  However, if the Automatic Exchange occurs after the Bank has been placed into conservatorship or receivership, the claims of the Bank's depositors and of its secured, senior, general and subordinated creditors would be entitled to a priority of payment over the claims of holders of equity interests such as the Bank Preferred Shares issued pursuant to the Automatic Exchange.

CAPITALIZATION

  The following table sets forth the actual capital of the Bank at September 30, 1996 and as adjusted as of such date to give effect to the sale of the Series A Preferred Shares in the Offering (assuming the Underwriters' over-allotment option is not exercised) and the transactions described in "Certain Transactions Constituting the Formation--The Formation," and the inclusion of the proceeds therefrom in the Bank's capital, net of underwriting fees and other estimated expenses payable in connection with such transactions. The table also reflects the sale of the Series A Preferred Stock and the Debentures. This table should be read in conjunction with the Consolidated Financial Statements of the Bank and the notes thereto in the documents incorporated herein by reference.

                                               SEPTEMBER 30, 1996
                                    ------------------------------------------
                                      ACTUAL    AS ADJUSTED(1)  AS ADJUSTED(2)
                                    ----------  --------------  --------------
                                             (DOLLARS IN THOUSANDS)
LIABILITIES:
  Deposits......................... $4,164,037    $4,164,037      $4,164,037
  Borrowings.......................    644,418       644,418         644,418
  Federal Home Loan Bank advances..    269,065       269,065         269,065
  Other liabilities................    150,924       150,924         150,924
  Capital note--9 1/4% Subordinated
   Debentures due 2005.............    150,000       150,000         150,000
  Capital note--Private Capital
   Note due 1996(3)................     10,000        10,000          10,000
  Capital note--9 1/4% Subordinated
   Debentures due 2008.............        --            --          100,000
                                    ----------    ----------      ----------
    Total liabilities..............  5,388,444     5,388,444       5,488,444
                                    ----------    ----------      ----------
MINORITY INTEREST..................        --        144,000         144,000
                                    ----------    ----------      ----------
STOCKHOLDERS' EQUITY:
  13% Noncumulative Perpetual
   Preferred Stock, Series A, $0.01
   par value, 3,000,000 shares
   authorized, issued and
   outstanding.....................         30            30              30
  Common stock, $1 par value,
   10,000,000 shares authorized,
   510,000 shares issued, 10,000
   shares outstanding..............         10            10              10
  Capital contributed in excess of
   par.............................    165,704       165,704         165,704
  Retained earnings................    175,291       175,291         175,291
  Net unrealized holding gains
   (losses)........................     (1,875)       (1,875)         (1,875)
                                    ----------    ----------      ----------
    Total stockholders' equity.....    339,160       339,160         339,160
                                    ----------    ----------      ----------
      Total liabilities and
       stockholders' equity........ $5,727,604    $5,871,604      $5,971,604
                                    ==========    ==========      ==========
REGULATORY CAPITAL RATIOS:
  Tangible.........................       5.21%        6.78%(4)        6.67%(5)
  Core (or leverage)...............       5.21%        6.78%(4)        6.67%(5)
  Tier 1 risk-based................       5.80%        7.68%(4)        7.65%(5)
  Total risk-based.................      10.14%       12.63%(4)       15.15%(5)

--------
(1)As adjusted to reflect the sale of the Series A Preferred Shares.
(2)As adjusted to reflect the sale of the Series A Preferred Shares together with the Debentures.
(3)The Private Capital Note was redeemed by the Bank on November 15, 1996.
(4) The as adjusted "Regulatory Capital Ratios" assume approval from the OTS to include the proceeds from the Series A Preferred Shares Offering in an amount up to 25% of the Bank's core capital, which portion of the proceeds is estimated to be $98.8 million.
(5) The as adjusted "Regulatory Capital Ratios" assume approval from the OTS to include the proceeds from the Series A Preferred Shares Offering in an amount up to 25% of the Bank's core capital, which portion of the proceeds is estimated to be $98.8 million, and $100 million of the principal amount of the Debentures as supplementary capital.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company, the Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Friedman, Billings, Ramsey & Co., Inc. and Smith Barney Inc. (the "Underwriters"), the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the number of Series A Preferred Shares set forth opposite its name below. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the Series A Preferred Shares offered hereby if any are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                                                              NUMBER OF SERIES A
           UNDERWRITER                                         PREFERRED SHARES
           -----------                                        ------------------
      Merrill Lynch, Pierce, Fenner & Smith
      Incorporated..........................................      1,350,000
      Friedman, Billings, Ramsey & Co., Inc.................      1,050,000
      Smith Barney Inc......................................        600,000
                                                                  ---------
           Total............................................      3,000,000
                                                                  =========

  The Underwriters have advised the Company that they propose initially to offer the Series A Preferred Shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.375 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.20 per share to certain other dealers. After the initial public offering of the Series A Preferred Shares, the public offering price, concession and discount may be changed.

  The Company has granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 300,000 additional Series A Preferred Shares at the public offering price set forth on the cover page hereof, less the underwriting discount, solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Series A Preferred Shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,000,000 Series A Preferred Shares offered hereby.

  The Company has agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell or otherwise dispose of any securities of the Company which are substantially similar to the Series A Preferred Shares or which are exchangeable into securities which are substantially similar to the Series A Preferred Shares without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, except for the Series A Preferred Shares offered in connection with the Offering.

  The Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Series A Preferred Shares offered by them.

  Prior to the Offering, there has been no public market for the Series A Preferred Shares. The Series A Preferred Shares have been approved for listing on the NYSE, subject to official notice of issuance, under the trading symbol "CCP PrA." The trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Series A Preferred Shares. The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Shares prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series A Preferred Shares, however, and may cease market making activities, if commenced, at any time.

  The Company and the Bank have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to affiliates of the Company, for which such Underwriters or their affiliates have received or will receive customary fees and commissions. The Underwriters are also underwriters for the proposed public offering of the Bank's Debentures.

                                    EXPERTS

  The Company's Statement of Financial Condition as of November 5, 1996 included in this Prospectus has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

  The Bank's Consolidated Financial Statements included in the Form 10-K and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                    RATINGS

  The Series A Preferred Shares will be rated "b1" by Moody's Investors Service, Inc. and B by Standard and Poor's Ratings Service. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. No person is obligated to maintain any rating on the Series A Preferred Shares, and, accordingly, there can be no assurance that the ratings assigned to the Series A Preferred Shares upon initial issuance will not be lowered or withdrawn by the assigning rating organization at any time thereafter.

                                 LEGAL MATTERS

  The validity of the Series A Preferred Shares offered hereby and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C. The validity of the Series A Preferred Shares will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, who will rely on the opinion of Shaw, Pittman, Potts & Trowbridge as to all matters of Maryland law.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement (of which this Prospectus forms a part) on Form S-11 (the "Registration Statement") under the Securities Act, with respect to the Series A Preferred Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information regarding the Company and the Series A Preferred Shares offered hereby, reference is made to the Registration Statement and the exhibits thereto.

  The Registration Statement and the exhibits forming a part thereof filed by the Company with the Commission can be inspected at and copies can be obtained from the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

  The Articles Supplementary establishing the rights, preferences and limitations of the Series A Preferred Shares provide that the Company shall maintain its status as a reporting company under the Exchange Act, for as long as any of the Series A Preferred Shares are outstanding and pursuant thereto will furnish shareholders with annual reports containing audited financial statements.

                                   GLOSSARY

  "Advisor" means the Bank in its role as advisor under the Advisory
Agreement.

  "Advisory Agreement" means the agreement between the Bank and the Company pursuant to which the Bank will (i) administer the day-to-day operations of the Company, (ii) monitor the credit quality of the Mortgage Assets held by the Company and (iii) advise the Company with respect to the acquisition, management, financing and disposition of the Company's Mortgage Assets.

  "ARM" or "adjustable rate mortgage" means a Mortgage Loan that features adjustments of the underlying interest rate at predetermined times based on an agreed margin to an established index. An ARM is usually subject to periodic interest rate and/or payment caps and a lifetime interest rate cap.

  "ATMs" means automated teller machines.

  "Automatic Exchange" means the automatic exchange on a share-for-share basis of Series A Preferred Shares for Bank Preferred Shares upon the occurrence of the Exchange Event.

  "Balancing Distribution" means a distribution made to the holders of the Common Stock at any point in time, or from time to time, when the value of the Common Stock exceeds 52% of the total value of the stock of the Company, but not in an amount in excess of the distribution required to reduce the value of the Common Stock (measured after such distribution) to less than 50% of the total value of the stock of the Company.

  "Bank" means Chevy Chase Bank, F.S.B., a federally chartered and federally insured stock savings bank, and the parent of the Company.

  "Bank Preferred Shares" means the newly issued series of preferred stock of the Bank for which the Series A Preferred Shares will be exchanged automatically upon the occurrence of the Exchange Event.

  "BIF" means the Bank Insurance Fund.

  "Board of Directors" means the board of directors of the Company.

  "Bylaws" means the bylaws of the Company.

  "Articles of Incorporation" means the Amended and Restated Articles of Incorporation of the Company.

  "Code" means the Internal Revenue Code of 1986, as amended.

  "Commercial Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a commercial real estate property.

  "Commission" means the United States Securities and Exchange Commission.

  "Common Stock" means the common stock, par value $1.00 per share, of the Company.

  "Communities" means the five planned unit developments, which comprise a majority of the Bank's REO.

  "Company" means Chevy Chase Preferred Capital Corporation, a Maryland corporation.

  "Debentures" means $100 million aggregate principal amount of 9 1/4% Subordinated Debentures due 2008 of the Bank.

  "Directive" means the writing issued by the appropriate federal regulatory agency directing the Automatic Exchange.

  "DOL" means the United States Department of Labor.

  "ERISA" means the Employee Retirement Income Security Act of 1914, as amended.

  "Excess Shares" means the shares of any class or series of Preferred Stock owned, or deemed to be owned, by or transferred to a stockholder in excess of the Ownership Limit.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  "Exchange Event" means the appropriate federal regulatory agency directs in writing an exchange of the Series A Preferred Shares for Bank Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term.

  "Executive Loan Committee" means the executive loan committee of the Bank.

  "FDIC" means the Federal Deposit Insurance Corporation.

  "FDICIA" means the Federal Deposit Insurance Corporation Improvement Act of 1991, as amended.

  "FHLMC" means the Federal Home Loan Mortgage Corporation.

  "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980, as amended.

  "FIRREA" means the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended.

  "5/1 ARM" means a fixed rate Residential Mortgage Loan that automatically converts to a one-year ARM in the month in which the 60th monthly payment is due.

  "Five or Fewer Test" means the Code requirement that not more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code).

  "FNMA" means the Federal National Mortgage Association.

  "FNMA Required Net Yield" means (i) with respect to any Mortgage Loan with an original term of 20, 25 or 30 years, FNMA's required net yield for 30-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan and (ii) with respect to any Mortgage Loan with an original term of 15 years, FNMA's required net yield for 15-year fixed rate mortgages (covered by 60-day mandatory commitments) that was in effect 45 days prior to the effective date of any conversion of such Mortgage Loan.

  "Foreign Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) non-resident alien individuals, (ii) foreign corporations and foreign partnerships or
(iii) foreign trusts and estates.

  "Form 10-K" means the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, which is an exhibit to the Offering Circular.

  "Form 10-Q" means the Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, which is an exhibit to the Offering Circular.

  "GNMA" means the Government National Mortgage Association.

  "Gross Margin" means, with respect to a Residential Mortgage Loan that is an ARM, the applicable fixed percentage which is added to the applicable index to calculate the current interest rate paid by the borrower of the adjustable rate Mortgage Loan (without taking into account any interest rate caps or minimum interest rates). Gross Margin is inapplicable to fixed rate loans.

  "Independent Directors" means the members of the Board of Directors who are not current officers or employees of the Company and who are not current directors, officers or employees of the Bank or any affiliate of the Bank.

  "Initial Portfolio" means the initial portfolio of Mortgage Assets purchased by the Company from the Bank.

  "Interested Stockholder" means a person beneficially owning 10% or more of the aggregate voting power of a Maryland corporation.

  "IRA" means an individual retirement arrangement under Section 408 of the Code.

  "IRS" means the United States Internal Revenue Service.

  "LIBOR" means the London Inter-Bank Offered Rate.

  "Lifetime interest rate cap" means, with respect to Mortgage Loans that are ARMs, the maximum interest rate that may accrue during any period over the term of such Mortgage Loan as stated in the governing instruments evidencing such Mortgage Loan.

  "Loan-to-Value Ratio" means, with respect to any Mortgage Loan, the ratio (expressed as a percentage) of the original principal amount of such Mortgage Loan to the lesser of (i) the appraised value at origination of the mortgaged property underlying such Mortgage Loan and (ii) if the Mortgage Loan was made to finance the acquisition of property, the purchase price of the mortgaged property.

  "MGCL" means the Maryland General Corporation Law as in effect from time to time or any successor statute thereto.

  "Mortgage Assets" means real estate mortgage assets, including but not limited to Residential Mortgage Loans, Commercial Mortgage Loans and Mortgage-Backed Securities.

  "Mortgage-Backed Securities" means securities rated by at least one nationally recognized independent rating organization and representing interests in or obligations backed by pools of Mortgage Loans.

  "Mortgage Loan Purchase Agreement" means the residential mortgage loan purchase agreement between the Company and the Bank.

  "Mortgage Loans" means whole loans secured by single-family (one- to four-unit) residential real estate properties or by commercial real estate properties.

  "Mortgage Loan Schedule" means the schedule appearing as an exhibit to the Mortgage Loan Purchase Agreement which identifies the Residential Mortgage Loans in the Initial Portfolio.

  "NYSE" means the New York Stock Exchange.

  "Offering" means the offering of Series A Preferred Shares pursuant to the Prospectus.

  "Offering Circular" means the registration statement on Form OC pursuant to which the Bank Preferred Shares are being registered with the OTS.

  "One Hundred Persons Test" means the Code requirement that the capital stock of the Company be owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year.

  "One-Year ARM" means an ARM that adjusts annually beginning in the month in which the 12th monthly payment is due.

  "OTS" means the Office of Thrift Supervision.

  "Ownership Limit" means the provision in the Company's Articles of Incorporation limiting any person from owning (including shares deemed to be owned by the attribution provisions of the Code) more than 1% of any issued and outstanding class or series of Preferred Stock.

  "Periodic interest rate cap" means, with respect to ARMs, the maximum change in the coupon rate permissible under the terms of the loan at each coupon adjustment date. Periodic interest rate caps limit both the speed by which the coupon rate can adjust upwards in a rising interest rate environment and the speed by which the coupon rate can adjust downwards in a falling rate environment.

  "Plan" means a pension, profit-sharing, retirement or other employee benefit plan.

  "Plan Asset Regulation" means the DOL regulations determining the assets of the Plan for purposes of ERISA and the related prohibited transaction excise tax provisions of the Code.

  "Preferred Stock" means preferred stock, par value $5.00 per share, of the Company.

  "Prime Rate" for any date means the lowest prime rate as published in the "Money Rates" table of The Wall Street Journal for that date.

  "Prospectus" means this prospectus, as the same may be amended or supplemented.

  "Rate Adjustment Date" means, with respect to any ARM, a date on which the interest rate on such ARM adjusts.

  "Registration Statement" means the registration statement filed by the Company with the Commission on Form S-11 with respect to the Series A Preferred Shares.

  "REIT" means a real estate investment trust as defined pursuant to the REIT Provisions, or any successor provisions thereof.

  "REIT Provisions" and "REIT Requirements" means Sections 856 through 860 of the Code and the applicable Treasury Regulations.

  "REIT taxable income" shall have the meaning set forth in "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution
Requirements."

  "REO" means real estate held for sale.

  "Residential Mortgage Loan" means a whole loan secured by a first mortgage or deed of trust on a single family (one- to four-unit) residential real estate property.

  "SAIF" means the Savings Association Insurance Fund.

  "Securities Act" means the Securities Act of 1933, as amended.

  "Series A Preferred Shares" means the shares of Preferred Stock of the Company offered hereby.

  "Servicer" means the Bank in its role as servicer under the Servicing
Agreement.

  "Servicing Agreement" means the servicing agreement between the Bank and the Company pursuant to which the Bank will service the Mortgage Loans included in the Initial Portfolio.

  "Tax Event" means the receipt by the Company of an opinion of a nationally recognized law firm experienced in such matters to the effect that, as a result of (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, (ii) any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ("Administrative Action") or (iii) any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or Judicial decision or any interpretation or pronouncement that provides for a position with respect to such Administrative Action or judicial decision that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification or change is made known, which amendment, clarification, or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Series A Preferred Shares, there is more than an insubstantial risk that (a) dividends payable by the Company with respect to the capital stock of the Company are not, or will not be, fully deductible for United States federal income tax purposes or (b) the Company is, or will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

  "Tax Sharing Agreement" means the tax sharing agreement to which the Trust, the Bank and other companies in the Trust's affiliated group are parties.

  "10/1 ARM" means a fixed rate Residential Mortgage Loan that automatically converts to a one-year ARM in the month in which the 120th monthly payment is due.

  "Three Year ARM" means a fixed rate Residential Mortgage loan that is fixed at an initial rate for the first 36 monthly payments and adjusts every three years thereafter.

  "Time of Exchange" means the time at which the Automatic Exchange occurs, deemed to be as of 8:00 a.m. on the date for such exchange set forth in the Directive, or, if such date is not set in the Directive, as of 8:00 a.m. on the earliest possible date such exchange could occur consistent with the Directive.

  "TIN" means Taxpayer Identification Number.

  "Treasury Index" means the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year as published by the Federal Reserve Board in Statistical Release H.15 (519) or any similar publication or, if not so published, as reported by any Federal Reserve Bank or by any United States government department or agency.

  "Treasury Regulations" means the income tax regulations promulgated under the Code.

  "Trust" means the B.F. Saul Real Estate Investment Trust.

  "Underwriters" means those underwriters to which the Company will sell the Series A Preferred Shares pursuant to the terms of the Underwriting Agreement.

  "Underwriting Agreement" means the underwriting agreement by and among the Company, the Bank and the Underwriters.

  "United States Stockholders" means holders of Series A Preferred Shares that are for United States federal income tax purposes (i) citizens or residents of the United States, (ii) corporations, partnerships, or other entities created or organized in or under the laws of the United States or of any political subdivisions thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  "USRPI" means United States real property interest.

                         INDEX TO FINANCIAL STATEMENT


Report of Independent Accountants.........................................................................   F-2

Balance Sheet of Chevy Chase Preferred Capital Corporation as of _________, 1996..........................   F-3

Note to Financial Statement...............................................................................   F-4

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
of Chevy Chase Preferred Capital Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chevy Chase Preferred Capital Corporation (the "Company") at October __, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




Arthur Andersen LLP
Washington, D.C.
October ___, 1996

                   CHEVY CHASE PREFERRED CAPITAL CORPORATION

                       STATEMENT OF FINANCIAL CONDITION

                              ____________, 1996


ASSETS
     Cash..............................................................................................$
                                                                                                        -------

STOCKHOLDER'S EQUITY

     Common Stock, par value $0.01 per share, 100 shares authorized; ___ shares issued and outstanding........................................................................$
                                                                                                        -------


The Note to the Financial Statement is an integral part of this Statement.

                   CHEVY CHASE PREFERRED CAPITAL CORPORATION
                          NOTE TO FINANCIAL STATEMENT

1.     ORGANIZATION

       Chevy Chase Preferred Capital Corporation (the "Company"), a wholly-owned subsidiary of Chevy Chase Bank, F.S.B. (the "Bank"), was incorporated on
August 20, 1996 in the State of Maryland.

       The Company intends to invest in mortgage-related assets financed by proceeds received from common and preferred stock offerings and expects to generate income for distribution to its future preferred and common stockholders primarily from the net interest income derived from its investments in mortgage-related assets. Generally, the Company intends to purchase these mortgage-related assets from the Bank and affiliates of the Bank. The Company may also from time to time, however, acquire mortgage-related assets from third parties if neither the Bank nor any affiliate of the Bank had an amount or type of such assets sufficient to meet the requirements of the Company. The Company intends to purchase all of such mortgage-related assets at their estimated fair values. Assets which are purchased from the Bank and/or its affiliates will be recorded in the Company's financial statements at the historical cost basis of the Bank and/or its affiliates, which will approximate their estimated fair values. The Company intends to operate in a manner that permits it to elect, and it intends to elect, to be subject to tax as a real estate investment trust for federal income tax purposes. The Company has not had any operations as of October __, 1996.

       The Company intends to sell preferred stock in an underwritten public offering. The cost of this public offering will be paid by the Company out of proceeds from additional capital contributions made by the Bank. If the public offering is not consummated, the Bank will pay any offering costs.

                                                                     ANNEX I

OFFERING CIRCULAR

                               3,000,000 SHARES
                           CHEVY CHASE BANK, F.S.B.

                10 3/8% NONCUMULATIVE PREFERRED STOCK, SERIES B
                   (LIQUIDATION PREFERENCE $50.00 PER SHARE)

                               ---------------

  The 10 3/8% Noncumulative Preferred Stock, Series B, par value $5.00 per share (the "Series B Preferred Shares"), of Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank"), will be issued only upon the automatic exchange of the 10 3/8% Noncumulative Exchangeable Preferred Stock, Series A (the "Preferred Capital Shares") of Chevy Chase Preferred Capital Corporation, a wholly owned subsidiary of the Bank, upon the occurrence of certain events. See "Offering Circular Summary--Chevy Chase Bank, F.S.B.--REIT Preferred Offering". Dividends on the Series B Preferred Shares will be payable at the same rate as the Preferred Capital Shares if, when and as declared by the Board of Directors of the Bank. For a description of the terms of the Series B Preferred Shares, see "Description of the Series B Preferred Shares" herein.

  The Bank currently has outstanding 3,000,000 shares of 13% Noncumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Shares"). The Series B Preferred Shares will constitute a new series of preferred shares of the Bank and will rank pari passu in terms of cash dividend payment and liquidation preference with the Series A Preferred Shares (the Series A Preferred Shares and the Series B Preferred Shares collectively, the "Preferred Stock"). The Preferred Stock ranks, in priority of payment of dividends and rights upon the voluntary or involuntary dissolution, liquidation or winding up of the Bank, junior to all claims of the Bank's creditors, including the claims of the Bank's depositors and holders of the Bank's outstanding subordinated debentures. As of September 30, 1996, there were outstanding $150 million principal amount of the Bank's 9 1/4% Subordinated Capital Debentures Due December 1, 2005 and $10 million principal amount of the Private Capital Note (as defined herein). The Bank was current with respect to all required payments on its outstanding subordinated capital debentures as of that date. The Preferred Stock ranks superior and prior to the issued and outstanding common stock of the Bank with respect to dividend rights and rights upon voluntary or involuntary dissolution, liquidation or winding up of the Bank, and to all other classes and series of equity securities of the Bank hereafter issued, other than any class or series expressly designated as being on parity with or senior to the Preferred Stock. The common stock of the Bank is the only class of equity securities currently outstanding other than the Series A Preferred Shares.

  The Preferred Capital Shares have been registered with the Securities and Exchange Commission (the "SEC") and have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance, under the symbol "CCP PrA." In the event the Preferred Capital Shares are exchanged into Series B Preferred Shares, the Bank does not intend to apply for listing of the Series B Preferred Shares on any national securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. The Series A Preferred Shares are not listed on any national securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

  AN INVESTMENT IN THE SERIES B PREFERRED SHARES INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD CAREFULLY CONSIDER THE RISK FACTORS AND OTHER CONSIDERATIONS RELATING TO THE BANK AND THE SERIES B PREFERRED SHARES. SEE "RISK FACTORS AND OTHER CONSIDERATIONS."

                               ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL AGENCY, OR BY ANY STATE SECURITIES COMMISSION, NOR HAS SUCH OFFICE, CORPORATION,
COMMISSION, OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED
UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR.
ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THESE SECURITIES ARE
BEING OFFERED PURSUANT TO AN OFFERING CIRCULAR ON FORM OC FILED
WITH THE OFFICE OF THRIFT SUPERVISION.


           The date of this Offering Circular is November 26, 1996.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Available Information.................  2
Incorporation of Certain Information
 by Reference.........................  2
Information With Respect to the
 Registrant...........................  2
Offering Circular Summary.............  3
Risk Factors and Other
 Considerations....................... 12
Recent Developments................... 17
Use of Proceeds....................... 19
Debenture Offering.................... 20
Capitalization........................ 21

                                    PAGE
                                    ----
Description of the Series B
 Preferred Shares.................   22
Exchange..........................   25
Experts...........................   25
Legal Matters.....................   25
Attachment A--Annual Report of the
 Bank on Form 10-K for the fiscal
 year ended September 30, 1995
 (table of contents at page (i))
Attachment B--Quarterly Report of
 the Bank on Form 10-Q for the
 quarter ended June 30, 1996

                             AVAILABLE INFORMATION

  The Bank is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports and other information with the OTS. Such reports and other information may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the OTS at 1700 G Street, N.W, Washington, D.C. 20552.

  The Bank has filed with the OTS a Registration Statement on Form OC (including any amendments thereto, the "Form OC") with respect to the securities covered by this Offering Circular. This Offering Circular does not contain all of the information set forth in the Form OC, certain items of which are contained in or incorporated by reference as exhibits to the Form OC as permitted by the rules and regulations of the OTS. For further information with respect to the Bank and the securities offered hereby, reference is made to the Form OC, including the exhibits filed or incorporated by reference as a part thereof. Statements contained in this Offering Circular as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Form OC, each such statement being qualified in all respects by such reference. The Form OC and the exhibits thereto may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the OTS at 1700 G Street, N.W, Washington, D.C. 20552.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  Certain documents previously filed by the Bank with the OTS are hereby incorporated by reference in this Offering Circular as follows: (i) the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995; and
(ii) the Bank's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995, March 31, 1996 and June 30, 1996.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offering Circular to the extent a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular. All information appearing in this Offering Circular should be read in conjunction with, and is qualified in its entirety by, the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference, except to the extent set forth in this paragraph.

  The Bank will provide without charge to each person to whom this Offering Circular is delivered, upon the written or oral request of any such person, a copy of any or all of the information incorporated herein by reference other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). If you wish to obtain copies of such documents, please contact: Chevy Chase Bank, F.S.B., 8401 Connecticut Avenue, Chevy Chase, Maryland 20815, Attention: Mrs. Mary Lou Hayes, Secretary.

                  INFORMATION WITH RESPECT TO THE REGISTRANT

  As an integral part of this Offering Circular, the Bank has attached complete copies (including exhibits) of its Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (Attachment A) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (Attachment B). All material information as of these periods relating to the Bank, including information relating to the Bank's financial position and "Management's Discussion and Analysis of Financial Condition and Results of Operations," can be found in these documents. There has been no material change in the Bank's affairs since the conclusion of the fiscal year ended September 30, 1995 which has not otherwise been disclosed by the Bank in such Form 10-K or Form 10-Q or in this Offering Circular.

                           OFFERING CIRCULAR SUMMARY

  This Offering Circular Summary, including the Selected Consolidated Financial and Other Data, does not purport to be complete and is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Offering Circular and in the documents incorporated by reference herein. Capitalized terms used in the summary and not defined herein have the meanings ascribed to such terms elsewhere in this Offering Circular or in the documents incorporated by reference herein.

                            CHEVY CHASE BANK, F.S.B.

  General. Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank") is a federally chartered and federally insured stock savings bank which at June 30, 1996 was conducting business from 101 full-service offices and 497 automated teller machines ("ATMs") in Maryland, Virginia and the District of Columbia. The Bank has its home office in McLean, Virginia and its executive offices in Montgomery County, Maryland, both suburban communities of Washington, D.C. The Bank also maintains 21 mortgage loan production offices in the mid-Atlantic region, 20 of which are operated by a wholly-owned mortgage banking subsidiary. At June 30, 1996, the Bank had total assets of $5.0 billion, total deposits of $4.2 billion and total stockholders' equity of $357.0 million. Based on total consolidated assets at June 30, 1996, Chevy Chase is the largest bank headquartered in the Washington, D.C. metropolitan area.

  Chevy Chase is a consumer oriented, full-service banking institution principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and credit card and other types of consumer loans. The Bank is also developing an active commercial lending program. The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. As a complement to its basic deposit and lending activities, the Bank provides a number of related financial services to its customers, including securities brokerage and insurance products offered through its subsidiaries.

  For the nine months ended June 30, 1996, Chevy Chase reported pre-tax income of $67.6 million and net income of $39.8 million, compared to pre-tax income of $41.4 million and net income of $27.9 million in the corresponding period of the prior fiscal year. At June 30, 1996, the Bank's tangible, core, Tier 1 risk-based and total risk-based regulatory capital ratios were 6.30%, 6.30%, 6.91% and 12.04%, respectively. As of such date, the Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") (both as applicable on June 30, 1996 and on a fully phased-in basis). Based on unaudited results, the Bank reported pre-tax income of $44.2 million and net income of $27.6 million for the year ended September 30, 1996, and at September 30, 1996, the Bank's tangible, core, Tier 1 risk-based and total risk-based regulatory capital ratios decreased to 5.21%, 5.21%, 5.80% and 10.14%, respectively. As of such date, the Bank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "adequately capitalized" institutions under the prompt corrective action regulations established pursuant to FDICIA. See "Risk Factors and Other Considerations--Regulatory Capital Levels" and "Recent Developments."

  Chevy Chase is subject to comprehensive regulation, examination and supervision by the OTS and, to a lesser extent, by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposit accounts are fully insured up to $100,000 per insured depositor by the Savings Association Insurance Fund (the "SAIF"), which is administered by the FDIC. See "Risk Factors and Other Considerations--Risks Relating to Elimination of Thrift Charter" and "--Risks Related to SAIF Insurance."

  Because of the continued improvement in the financial condition of the Bank, on March 29, 1996, the OTS released the Bank from a written agreement it had entered into with the OTS on September 30, 1991, and the Board of Directors of the Bank adopted a resolution addressing certain issues previously addressed by the written agreement. See "Notes to Consolidated Financial Statements" in the Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 incorporated by reference herein and attached hereto as Attachment B.

  Business of the Bank. The Bank historically has relied on retail deposits originated in its branch network as its primary funding source. The Bank's principal market for deposits consists of Montgomery and Prince George's Counties in Maryland and, to a lesser extent, Fairfax County in Virginia; approximately 26.0% of the Bank's deposits at June 30, 1996 were obtained from depositors residing outside of Maryland, primarily in Northern Virginia. As of June 30, 1996, the Bank had 101 full-service banking facilities, 42 of which were located in Montgomery County, 19 in Prince George's County and 18 in Fairfax County. As of that date, the Bank also operated 497 ATMs. According to published industry statistics, as of June 30, 1995, the Bank had the leading market share of deposits in Montgomery County and the third largest share of deposits in Prince George's County. The per capita income of each of Montgomery and Fairfax Counties ranks among the highest of counties and equivalent jurisdictions nationally. These two counties are also the Washington, D.C. area's largest suburban employment centers, with a substantial portion of their labor force consisting of federal, state and local government employees. Private employment is concentrated in services and retail trade centers. Unemployment in Montgomery and Fairfax Counties in June 1996 (2.9% and 3.2%, respectively) was below the national rate (5.5%) and state rates (5.1% for Maryland and 4.8% for Virginia) for the same month.

  The Bank historically has concentrated its lending activities in the Washington, D.C. metropolitan area. In recent periods, the Bank and its subsidiaries have expanded the geographic region in which they purchase and originate loans to include the northern and southern areas of the Eastern United States. The Bank has not changed its underwriting standards for loans purchased or originated in these areas, although the pricing of the loans may be different based upon local market conditions.

  As of June 30, 1996, the Bank's loan portfolio consisted primarily of single-family residential loans (at approximately 51%), credit card loans (at approximately 32%) and non-credit card consumer loans (at approximately 8%). The Bank originates VA-guaranteed, FHA-insured and a wide variety of conventional residential mortgage loans through its wholly owned mortgage banking subsidiary, B.F. Saul Mortgage Company, or directly through Chevy Chase Mortgage, a division of the Bank. The Bank currently offers fixed-rate loans with maturities of 15 to 30 years and adjustable-rate residential mortgage loans, principally with maturities of 30 years. The Bank also offers revolving home equity credit line loans secured principally by a second mortgage on the borrowers' homes. In addition to revenue generated from interest on the loan portfolio, the Bank also recognizes income from loan origination and servicing fees. See "Business--Lending Activities--Origination, Purchase and Sale of Real Estate Loans" in the Bank's Annual Report on Form 10-K for the year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

  With respect to its credit card program, the Bank offers Chevy Chase "Classic" and "Gold" VISA(R) and MasterCard(R) cards. Chevy Chase issues the credit cards and receives income on credit extended, a fee based on a percentage of credit sales paid by merchants accepting card purchases and an annual membership fee for use of the cards. The Bank believes its credit card program contributes to market share growth in its local market by attracting new depositors, promoting a high degree of customer loyalty and providing opportunities to cross-market other products of the Bank. See "Business-- Lending Activities--Credit Card Lending" in the Bank's Annual Report on Form 10-K for the year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A and "Risk Factors and Other Considerations-- Risks of Credit Card Lending."

  During fiscal 1996, the Bank continued to increase its portfolio of non-credit card consumer loans. These loans primarily include automobile loans, home improvement loans and other secured and unsecured loans for traditional consumer purchases and needs. The majority of these loans are on an indirect basis. The Bank makes these loans in the Southern United States as well as the mid-Atlantic region. During the nine months ended June 30, 1996, the Bank purchased or originated $398.1 million of automobile loans and $103.9 million of home improvement loans. See "Business--Lending Activities--Consumer and Other Lending" in the Bank's Annual Report on Form 10-K for the year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A, Notes 4 and 5 to the "Condensed Consolidated Financial Statements" in the Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 incorporated by reference herein and attached hereto as Attachment B and "Risk Factors and Other Considerations--Risks of Other Consumer Lending."

  Beginning in late fiscal 1995, the Bank has diversified its loan portfolio by developing a middle-market commercial lending program. In addition to extending credit, the Bank seeks to become the customer's primary source of deposit products. Management believes that these types of banking relationships are a natural extension and complement to the Bank's existing deposit and lending base. At June 30, 1996, the Bank's outstanding commercial loans totaled $48.0 million, the majority of which were adjustable-rate lines of credit and term loans.

  Non-performing Assets. At June 30, 1996, the Bank had $166.9 million of non-performing assets (after valuation allowances on real estate held for sale of $127.8 million) which represented 1.89% of total assets. Non-performing assets are comprised of $30.5 million of non-performing loans and $136.4 million of real estate held for sale ("REO"). Non-performing credit card loans represent 67.5% of the Bank's non-performing loans and represent 2.2% of the Bank's total credit card loans outstanding. At June 30, 1996, the Bank maintained a valuation allowance against its credit card portfolio of $51.1 million, or 5.3% of outstanding credit card loans. During the September 1996 quarter the Bank increased its valuation allowance on such loans by $28.6 million to $79.7 million at September 30, 1996, or 7.1% of outstanding credit card loans. See "Recent Developments."

  The majority of the Bank's REO is residential property, consisting primarily of five planned unit developments (the "Communities") which had an aggregate book value of $102.8 million as of June 30, 1996. Four of the five Communities are under active development and, as a result of the sale in the December 1995 quarter of the remaining residential lots in two of the Communities, the Bank owns only commercial land in two of the four active Communities. The level of REO and of non-performing assets has decreased substantially over the past four years as the Bank has disposed of the bulk of the assets it acquired through foreclosure or deed-in-lieu of foreclosure in 1990 and 1991. See "Risk Factors and Other Considerations--Risks Relating to Reserve Levels and REO" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset Quality--Disposition of REO" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

  Asset Securitizations. Chevy Chase has accessed the capital markets as an additional means of funding its operations and managing its capital ratios and asset growth. Specifically, the Bank has securitized financial assets, including credit card, home equity credit line, home loan and automobile loan receivables, because such securitizations provide the Bank with a source of financing at competitive rates and assist the Bank in maintaining compliance with regulatory capital requirements. Additionally, the securitizations have permitted the Bank to limit the credit risk associated with these assets while continuing to earn servicing fees and other income associated with the securitized assets.

  Since 1988, the Bank has securitized approximately $8.0 billion of credit card, home equity credit line, automobile and home loan receivables. These transactions depend on sophisticated back-office systems to service complex securitization structures and on personnel with the experience to design, install and manage those systems. At June 30, 1996, the Bank serviced $3.8 billion, $348.0 million, $565.2 million and $153.5 million of securitized credit card, home equity credit line, automobile and home loan receivables, respectively. Chevy Chase derives fee-based income from servicing these securitized portfolios. However, such fee-based income may be adversely affected by increases in delinquencies and charge-offs related to the receivables placed in these securitized pools. See "Risk Factors and Other Considerations--Reliance on Non-Interest Income."

  The Bank's securitization transactions transfer the risk of repayment on securitized assets to a trust which holds the receivables and issues the asset-backed certificates and ultimately the risk of repayment is transferred to the holders of those certificates. The Bank retains risk with respect to the assets transferred to the trust only to the extent that it retains recourse based on the performance of the assets or holds certificates issued by the trust (such as a "seller certificate"). In its securitizations, the Bank typically retains a limited amount of recourse through one or more means. Most often, limited recourse is retained through the establishment of "spread accounts." Occasionally other structures, such as overcollateralization, are used. Spread accounts are funded by initial deposits, if required, and by amounts generated by the securitized assets over and above the amount required to pay interest, defaults and other charges and fees on the investors' interest in the securitization transaction. Because amounts on deposit in the spread accounts are at risk depending upon performance of the securitized receivables, those amounts represent recourse to the Bank.

  Pursuant to the OTS's "low level recourse rule" (which sets capital requirements for assets sold with recourse at the lower of the applicable capital requirement or the amount of recourse retained), the Bank maintains dollar-for-dollar capital against the securitized assets in the amount of the recourse retained up to the otherwise applicable capital requirement. Even if defaults on outstanding receivables significantly exceed projected and historical levels so that a "pay out event" is triggered, the immediate consequence is that investors will begin receiving payments of principal from the securitized assets earlier than originally scheduled. Even if payments are insufficient to repay investors in full, the Bank's assets are not exposed to risk of loss beyond the relevant amount of recourse retained (including amounts outstanding in the spread accounts and the amount of any subordinated interest), which, as noted above, constitute a dollar-for-dollar capital requirement for the Bank. The Bank also retains risk through the Bank's interest in any seller certificate. Seller certificates share collections on the securitized assets on an unsubordinated basis with the investor certificates (unless and to the extent recourse is retained through an express subordination) and are on-balance sheet assets against which the Bank must maintain capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Liquidity" in the Bank's Annual Report on Form 10-K for the year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Liquidity" in the Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 incorporated by reference herein and attached hereto as Attachment B.

  History and Ownership. The Bank was organized in 1969 as a stock savings institution under Maryland law. On May 22, 1985, the Bank obtained federal insurance of its deposit accounts and on April 8, 1986 it became a federally chartered stock savings bank. Eighty percent (80%) of the outstanding common stock of the Bank is owned by B.F. Saul Real Estate Investment Trust (the "Trust"). See "Risk Factors and Other Considerations--Holding Company Matters."
B. Francis Saul II is the Bank's founder and principal executive officer. Through his significant equity interest and management positions in the Bank's major stockholders, Mr. Saul has the ability to effectively control the affairs and direct the policies of the Bank.

  REIT Preferred Offering. A registration statement has been filed with the SEC for the public issuance of $150 million of noncumulative perpetual preferred stock (the "Preferred Capital Shares") by a new real estate investment trust ("REIT") subsidiary of the Bank (the "REIT Subsidiary"). The Preferred Capital Shares which would be automatically exchanged for a new series of preferred stock of the Bank (the "Series B Preferred Shares") upon the occurrence of certain trigger events (specifically, if the appropriate federal regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series B Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership, or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term), is designed to qualify as core capital of the Bank under the regulatory capital requirements applicable to the Bank. The automatic exchange feature was designed to ensure that the Preferred Capital Shares provide the same level of capital support to the Bank on a consolidated basis as other forms of core capital by making the capital represented by the Preferred Capital Shares directly available to creditors of the Bank in certain circumstances. Proceeds from the issuance of the Preferred Capital Shares, together with capital contributions from the Bank to the REIT Subsidiary, will be used by the REIT Subsidiary to purchase certain REIT-qualified assets from the Bank's mortgage loan portfolio. Because the REIT Subsidiary will elect to qualify as a REIT for federal income tax purposes, dividends payable on the REIT Preferred Stock will be deductible by the REIT Subsidiary for income tax purposes. The treatment of the REIT Preferred Stock as core capital of the Bank and the REIT Subsidiary's ability to deduct, for income tax purposes, the dividends payable on the REIT Preferred Stock will provide the Bank with a more cost-effective means of obtaining regulatory capital than if the Bank were to issue preferred stock itself.

  The mortgage loans expected to be transferred to the REIT Subsidiary by the Bank have been selected from the Bank's existing portfolio of adjustable-rate mortgage loans. The Bank will determine the values of the selected mortgage loans using discounted cash flow analyses based on current market conditions.

  FOR UNAUDITED FINANCIAL INFORMATION REGARDING THE BANK AT SEPTEMBER 30, 1996, SEE "RECENT DEVELOPMENTS."

                                  THE OFFERING

Securities Offered..........  3,000,000 Series B Preferred Shares.

Exchange....................  The Series B Preferred Shares are to be issued, if ever, in connection with an exchange of the 10 3/8% Noncumulative Exchangeable Preferred Stock, Series A (the "Preferred Capital Shares") of Chevy Chase Preferred Capital Corporation, a wholly owned subsidiary of the Bank. See "Exchange."

Ranking.....................  The Series B Preferred Shares rank senior to the
                              Bank's common stock, par value $1.00 per share (the "Common Stock"), pari passu with the Series A Preferred Shares with respect to cash dividend payments and rights upon liquidation and junior to all claims of the Bank's creditors, including the claims of the Bank's depositors and holders of the Bank's outstanding subordinated debentures. Additional shares of preferred stock ranking senior to the Series B Preferred Shares may not be issued without the approval of holders of at least 2/3 of both series of Preferred Stock.

Dividends...................  Dividends on the Series B Preferred Shares are
                              payable at the rate of 10 3/8% per annum of the initial liquidation preference (an amount equal to $5.1875 per annum per share), if, when and as declared by the Board of Directors of the Bank. If declared, dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, or, if such day is not a business day, on the next business day. Dividends on the Series B Preferred Shares are not cumulative and, accordingly, if no dividend is declared on the Series B Preferred Shares by the Bank for a quarterly dividend period, holders of the Series B Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. Upon the exchange of Preferred Capital Shares for Series B Preferred Shares, any quarterly accrued and unpaid dividends of the Preferred Capital Shares at the time of the exchange will be deemed to be accrued and unpaid dividends on the Series B Preferred Shares. See "Description of the Series B Preferred Shares-- Dividends." The Bank's ability to pay cash dividends is subject to regulatory and other restrictions described herein.

Liquidation Preference......  The liquidation preference for each Series B
                              Preferred Share is $50.00, plus an amount equal to the quarterly accrued and unpaid dividends, if any, thereon for the then-current dividend period to, but excluding, the date fixed for liquidation. See "Description of Series B Preferred Shares--Rights Upon Liquidation."

Redemption..................  The Bank may not redeem the Series B Preferred
                              Shares before January 15, 2007. After such date, the Series B Preferred Shares may be redeemed for cash at the option of the Bank, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus the quarterly accrued and unpaid dividends, if any, thereon for the then-current dividend period to, but excluding, the date fixed for redemption. Redemption of the Series B Preferred Stock will be subject to compliance with applicable regulatory and other restrictions. See "Description of Series B Preferred Shares-- Redemption."

Voting Rights...............  Holders of Series B Preferred Shares will not have any voting rights, except as expressly provided herein. On any matter on which holders of the Series B Preferred Shares may vote, each Series B Preferred Share will be entitled to one vote. See "Description of Series B Preferred Shares--Voting Rights."

Use of Proceeds.............  The Series B Preferred Shares will only be issued in connection with an exchange for the Preferred Capital Shares. The proceeds from the sale of the Preferred Capital Shares were used by Chevy Chase Preferred Capital Corporation to purchase a portfolio of mortgage assets and to pay expenses associated with the formation and offering of the Preferred Capital Shares. The conversion of Preferred Capital Shares into Class B Preferred Shares will produce no proceeds to the Bank. See "Use of Proceeds."

Absence of a Public
Market......................  There is currently no public market for the
                              Series B Preferred Shares and such shares will not be listed on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

                                  RISK FACTORS

  See "Risk Factors and Other Considerations" for a discussion of the risk factors and other considerations relating to the Bank and the Series B Preferred Shares.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The selected consolidated financial and other data of the Bank herein as of and for the years ended September 30, 1995, 1994, 1993, 1992 and 1991 have been derived from the Consolidated Financial Statements of the Bank, which statements have been audited by Arthur Andersen LLP, independent public accountants. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included in the documents incorporated by reference in this Offering Circular. In the opinion of the management of the Bank, the amounts shown for the nine-months ended June 30, 1996 and 1995 include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the consolidated results for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results for an entire fiscal year.

  FOR UNAUDITED FINANCIAL INFORMATION REGARDING THE BANK AT SEPTEMBER 30, 1996, SEE "RECENT DEVELOPMENTS."

                            AS OF OR FOR THE
                            NINE MONTHS ENDED
                                JUNE 30,                AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                          ----------------------  ----------------------------------------------------------
                             1996        1995        1995        1994        1993        1992        1991
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets...........  $5,020,519  $4,952,821  $4,947,995  $4,703,788  $4,918,795  $5,062,619  $4,904,104
 Mortgage-backed securi-
  ties..................     847,029     942,085     880,208   1,025,525   1,501,192   1,599,959     443,714
 Loans receivable ,
  net...................   2,459,803   2,159,018   2,327,286   2,357,721   1,861,128   1,635,218   2,537,435
 Loans held for sale....     102,079      52,390      68,679      33,598     176,504     175,698      51,734
 Loans held for
  securitization and
  sale..................     315,000     665,000     500,000     115,000     300,000     350,000     533,628
 Allowance for losses on
  loans.................      71,619      57,075      60,496      50,205      68,040      78,818      89,745
 Real estate held for
  investment or sale,
  net...................     140,033     236,510     222,860     330,032     387,583     521,051     563,261
 Allowance for losses on
  real estate held for
  investment or sale....     127,958     130,338     135,236     118,973     111,644     109,044      57,498
 Cost in excess of net
  assets acquired, net..      41,525      45,529      44,528      48,637      52,650      56,348      60,045
 Mortgage servicing
  rights, net...........      33,539      14,178      28,369      15,075      20,288      12,787      13,962
 Deposit accounts.......   4,225,110   4,117,663   4,159,252   4,008,761   3,870,023   3,915,958   4,263,033
 Securities sold under
  repurchase agreements
  and other short-term
  borrowings............      17,121     142,525      10,435       8,907      88,266     450,321       3,459
 Bonds payable..........         --          --          --       24,030      24,605      25,130      25,605
 Notes payable..........       7,340       7,570       7,514       7,729       7,925       8,640      10,354
 Federal Home Loan Bank
  advances..............     116,749     134,208     155,052     100,000     412,000     275,000     200,000
 Capital notes-subordi-
  nated.................     160,000     160,000     160,000     160,000     138,500     138,500     138,500
 Stockholders' equity...     356,969     321,243     328,544     289,956     284,794     177,430     156,389
 Non-performing assets..     166,889     257,695     247,185     311,898     372,031     517,639     594,069
SELECTED RATIOS:
 Earnings (loss) per
  common share..........  $ 3,252.30  $ 2,063.50  $ 2,757.20  $ 1,929.00  $ 3,549.50  $ 2,104.10  $(1,028.50)
 Return on average as-
  sets..................        1.09%       0.75%       0.76%       0.58%       0.77%       0.44%      (0.20)%
 Return on average
  stockholders' equity..       15.88%      12.71%      12.66%       9.62%      16.20%      11.87%      (5.64)%
 Average stockholders'
  equity to average
  assets................        6.85%       5.91%       5.98%       6.07%       4.72%       3.67%       3.49%
 Net loan charge-offs to
  average loans.........        2.77%       1.29%       1.51%       1.74%       3.33%       4.04%       3.60%
 Non-performing assets,
  net to total
  assets(1).............        1.89%       4.04%       3.77%       5.35%       5.97%       8.37%      10.20%
 Net yield on interest
  earning assets........        4.69%       4.12%       4.24%       4.06%       4.60%       4.99%       3.80%
 Average interest-
  earning assets to
  average interest-
  bearing liabilities...       92.33%      92.20%      91.91%      90.81%      86.43%      82.81%      85.73%
REGULATORY CAPITAL RA-
 TIOS:
 Tangible...............        6.30%       5.63%       5.77%       4.96%       4.60%       2.22%       1.58%
 Core (or leverage).....        6.30%       5.63%       5.77%       5.34%       5.35%       3.22%       2.82%
 Tier 1 risk-based......        6.91%       6.79%       6.65%       6.95%       7.29%        N/A         N/A
 Total risk-based.......       12.04%      11.76%      11.63%      12.19%      11.70%       7.72%       5.51%
Full service banking fa-
 cilities...............         101          85          88          81          74          73          74
Full service mortgage
 banking facilities.....          21          18          18          17          17          13          12

--------
(1)Non-performing assets is presented after all reserves for losses on loans and real estate held for sale.

                          AS OF OR FOR THE
                          NINE MONTHS ENDED
                              JUNE 30,          AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                          ------------------  -------------------------------------------------
                            1996      1995      1995      1994      1993      1992      1991
                          --------  --------  --------  --------  --------  --------  ---------
                             (UNAUDITED)
                                              (DOLLARS IN THOUSANDS)
CONDENSED CONSOLIDATED
 STATEMENTS OF
 OPERATIONS:
Interest income.........  $284,129  $270,226  $365,336  $334,460  $349,537  $403,559   $487,221
Interest expense........   140,470   140,737   189,114   165,544   167,518   214,761    325,711
                          --------  --------  --------  --------  --------  --------  ---------
 Net interest income....   143,659   129,489   176,222   168,916   182,019   188,798    161,510
Provision for loan loss-
 es.....................    70,825    35,829    54,979    29,222    60,372    86,453    143,544
                          --------  --------  --------  --------  --------  --------  ---------
 Net interest income
  after provision for
  loan losses...........    72,834    93,660   121,243   139,694   121,647   102,345     17,966
                          --------  --------  --------  --------  --------  --------  ---------
Non-interest income:
 Credit card fees, loan
  servicing fees and
  deposit servicing
  fees..................   239,585   154,241   218,572   111,279    91,216    92,291    105,441
 Gain on sales of in-
  vestment securities,
  net...................       --        --        --        --      8,895       --       1,159
 Gain (loss) on sales of
  trading securities,
  net...................     1,061      (579)     (600)    1,695       --        --      11,651
 Earnings (loss) on real
  estate held for
  investment or sale,
  net...................   (19,376)    2,861    (4,672)    1,326   (12,722)  (50,649)   (47,339)
 Gain on sales of credit
  card relationships,
  loans and mortgage-
  backed securities,
  net...................    17,092     4,721    12,882    30,522    31,338    38,716     69,096
 Gain on sales of
  mortgage servicing
  rights, net...........       --      1,270     1,397     5,833     4,828     3,750      9,633
 Other..................    14,109     4,232     5,923     9,885     7,161    10,766     12,133
                          --------  --------  --------  --------  --------  --------  ---------
 Total non-interest in-
  come..................   252,471   166,746   233,502   160,540   130,716    94,874    161,774
                          --------  --------  --------  --------  --------  --------  ---------
Non-interest expense:
 Salaries and employee
  benefits..............    93,354    78,739   108,432    87,390    69,739    62,725     78,344
 Marketing expenses.....    35,568    34,835    46,117    46,441    15,138     4,632      6,831
 Other non-interest ex-
  pense.................   128,796   105,445   145,544   113,739   103,492    91,718    100,399
                          --------  --------  --------  --------  --------  --------  ---------
 Total non-interest ex-
  pense.................   257,718   219,019   300,093   247,570   188,369   159,075    185,574
                          --------  --------  --------  --------  --------  --------  ---------
Income (loss) before
 income taxes,
 extraordinary item and
 cumulative effect of
 change in accounting
 principle..............    67,587    41,387    54,652    52,664    63,994    38,144     (5,834)
Provision for income
 taxes..................    27,751    13,439    17,330    22,394    26,603    17,103      4,451
Extraordinary loss on
 early extinguishment of
 debt...................       --        --        --     (6,333)      --        --         --
Cumulative effect of
 change in accounting
 for income taxes.......       --        --        --      5,103       --        --         --
                          --------  --------  --------  --------  --------  --------  ---------
Net income (loss).......  $ 39,836  $ 27,948  $ 37,322  $ 29,040  $ 37,391  $ 21,041  $ (10,285)
                          ========  ========  ========  ========  ========  ========  =========

                     RISK FACTORS AND OTHER CONSIDERATIONS

  An investment in the Series B Preferred Shares involves a high degree of risk. Investors should carefully consider the following risk factors and other considerations relating to the Bank and the Series B Preferred Shares.

RISKS OF CREDIT CARD LENDING

  At June 30, 1996, Chevy Chase's credit card loans of $956.5 million constituted approximately 32% of the Bank's loan portfolio. In addition, at June 30, 1996, the Bank managed $3.8 billion in securitized credit card loans which were not reflected on the Bank's balance sheet. Credit card loans entail greater credit risks than residential mortgage loans. Changes in credit card use and payment patterns by cardholders, including increased defaults, may result from a variety of social, legal and economic factors. Chevy Chase currently offers introductory periodic interest rates for varying initial periods which, at the conclusion of such periods, revert to the Bank's regular variable interest rate. If account holders choose to use competing sources of credit, the rate at which new receivables are generated may be reduced and certain purchase and payment patterns with respect to the receivables may be affected. Economic factors affecting credit card use include the rate of inflation and relative interest rates offered for various types of loans. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers. Default rates on credit card loans generally may be expected to exceed default rates on residential mortgage loans.

  Primarily reflecting the industry-wide decline in the performance of credit card loans, credit card delinquencies and net charge-offs on credit card loans have increased since September 1995. The Bank regularly reviews the reasons for delinquency and charge-off as compared to information available at the time an account was originated to determine if such information should have indicated the propensity for delinquency and/or loss. The results of these reviews are used to adjust the Bank's underwriting criteria, as necessary. Although the Bank believes it has appropriate underwriting criteria to mitigate the risks associated with its credit card accounts, there can be no assurance that charge-offs and delinquencies will not increase. The Bank made certain adjustments to its reserves for losses on credit card loans at September 30, 1996. See "Recent Developments." An increase in credit card delinquencies and charge-offs also may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables.

  Certain jurisdictions and their residents may attempt to require out-of-state credit card issuers to comply with such jurisdictions' consumer protection laws that impose requirements on the making, enforcement and collection of consumer loans. For example, in recent years, a number of lawsuits and administrative actions have been filed in several states against out-of-state credit card issuers (including both federally and state chartered insured institutions) challenging various fees and charges (such as late fees, over-the-limit fees, returned check fees and annual membership fees) assessed against residents of the states in which such lawsuits were filed, based on restrictions or prohibitions under the laws of such states. The Supreme Court recently ruled that national banks may export late fees on credit cards as interest regardless of states' usury laws, however the law is not settled with respect to all types of fees and charges. If it were determined that out-of-state credit card issuers must comply with a jurisdiction's laws limiting the charges imposed by credit card issuers, such action could have an adverse impact on the Bank's credit card operations.

  The credit card industry is highly competitive and characterized by increased pricing competition in interest rates and annual membership fees, use of advertising, target marketing and other features (such as buyer protection plans), as both established and new card issuers seek to expand or to enter the market and to retain their existing customers. The Bank has issued credit cards to customers nationwide, and competes for those customers with certain money center banks and other large nationwide issuers, as well as with regional and local depository institutions and other issuers, many of whom have sizable branch systems or other customer relationships through which such issuers market their credit cards. The Bank anticipates that competitive pressures will require adjustments from time to time to the pricing of the Bank's credit card accounts. See "Business--Lending Activities--Credit Card Lending" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

RELIANCE ON NON-INTEREST INCOME

  In recent years, non-interest income, which is reflected as "Other Income" on the Consolidated Statements of Operations, has become an increasingly large component of the Bank's net income. The Bank has earned non-interest income primarily from credit card, loan servicing and deposit servicing fees and gains on sales of credit card relationships, loans and mortgage-backed securities. In fiscal 1995, 1994 and 1993, the Bank recognized non-interest income of $233.5 million, $160.5 million and $130.7 million, respectively. Of those amounts, $184.3 million, $69.9 million and $46.6 million, respectively, or 51.9%, 23.3% and 18.5%, respectively, of total operating income, was income from loan servicing fees. The Bank's ability to realize non-interest income is dependent upon market interest rates, the demand for mortgage and credit card loans, conditions in the loan sale market, the level of securitized receivables and other factors. The level of such income, therefore, is subject to substantial fluctuations. An increase in credit card delinquencies and charge-offs may affect the Bank's income from loan servicing fees by reducing the amount earned on securitized credit card receivables. Such charge-offs have increased significantly during recent periods, although the Bank's income has not been significantly affected to date as a result of the counterbalancing effects of such items as the expiration of introductory rates, repricing of existing portfolios and new fee-based strategies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

EFFECT OF AN INCREASE IN INTEREST RATES ON OPERATING RESULTS

  The Bank's operating results depend to a large extent on its net interest income, which is the difference between the interest the Bank receives from its loans, securities and other assets and the interest the Bank pays on its deposits and other liabilities. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Conditions such as inflation, recession, unemployment, money supply, international disorders and other factors beyond the control of the Bank may affect interest rates. If generally prevailing interest rates increase, the "net interest spread" of the Bank, which is the difference between the rates of interest earned and the rates of interest paid by the Bank, is likely to contract, resulting in less net interest income.

  Although the Bank pursues an asset-liability management strategy designed to control its risk from changes in market interest rates, the Bank's liabilities have shorter terms and are more interest-sensitive than its assets. At June 30, 1996, the Bank's one-year interest-sensitivity "gap" (the sum of all interest earning assets to be re-priced within one year minus all interest-bearing liabilities to be re-priced within one year, as a percentage of total assets) was negative 13.7%. As a result of its gap position, the Bank's net interest spread will narrow, and its operating results will be adversely affected, during periods of rising market interest rates if the Bank is unable to reduce its gap. There can be no assurance that the Bank will be able to adjust its gap sufficiently to offset any negative effect of changing market interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset and Liability Management" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

REGULATORY CAPITAL LEVELS

  As a federal savings association, Chevy Chase is subject to minimum capital requirements prescribed by federal statute and OTS regulations. At June 30, 1996, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, with tangible, core and total risk-based regulatory capital ratios of 6.30%, 6.30% and 12.04%, respectively, compared to the regulatory requirements of 1.50%, 3.00% and 8.00%, respectively. Effective July 1, 1996, certain additional deductions from capital were phased in. If this phase-in had been in effect at June 30, 1996, the Bank's tangible, core and risk-based regulatory capital ratios would have been 6.27%, 6.27% and 12.00%. Based on unaudited results, at September 30, 1996, the Bank's tangible, core and total risk-based regulatory capital decreased to 5.21%, 5.21% and 10.14%, respectively. See "Recent Developments."

  The OTS's prompt corrective action regulations establish five capital categories for thrift institutions: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. These categories are determined for the supervisory purposes of Section 38 of the Federal Deposit Insurance Act (which establishes a system of mandatory and discretionary supervisory actions which generally become more severe as capital levels decline) and may not necessarily constitute an accurate measure of the Bank's current overall financial condition or its future prospects. A thrift generally will be considered "well capitalized" if it has a core capital (or leverage) ratio of at least 5.0%, a Tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10%. A thrift will be considered "adequately capitalized" if it has a core (or leverage) capital ratio of at least 4.0%, a Tier 1 risk-based capital ratio of at least 4.0%, and a total risk-based capital ratio of at least 8.0%. Based on unaudited results, the Bank's core, Tier 1 risk-based and total risk-based capital ratios at September 30, 1996 of 5.21%, 5.80% and 10.14%, respectively, exceeded the capital ratios established for "adequately capitalized" institutions. See "Recent Developments." The OTS has the discretion to reclassify an institution from "well capitalized" to "adequately capitalized" and to treat an "adequately capitalized" institution as an "undercapitalized" institution for purposes of the prompt corrective action regulations (including restrictions on the payment of dividends) if, after notice and an opportunity for a hearing, the OTS determines that the institution (i) is in an unsafe or unsound condition or (ii) has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

  Deteriorating collateral values or general economic conditions could result in recognition of losses on Chevy Chase's loan and REO portfolios and a consequent reduction in capital. In addition, OTS capital regulations provide a five-year holding period (or such longer period approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If REO is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, then the Bank would be required to deduct the then-current book value of the REO from risk-based capital. In November 1996, the Bank received an extension through November 12, 1997 of the holding periods for certain of its REO properties acquired through foreclosure in fiscal 1990, fiscal 1991 and fiscal 1992. There can be no assurances that the Bank will be able to dispose of all of its REO properties within the applicable five-year period or obtain any necessary extensions. Accordingly, there can be no assurances that Chevy Chase will be able to maintain levels of capital sufficient to meet the standards for classification as "adequately capitalized" under the prompt corrective action regulations.

RISKS RELATING TO RESERVE LEVELS AND REO

  At June 30, 1996, the Bank's non-performing assets were $166.9 million (net of valuation allowances for losses on REO), or 1.89% of total assets. As of such date, the ratio of the Bank's reserves to non-performing assets was 67.7%. Although the Bank believes it has a reasonable basis for estimating reserves, no assurance can be given that the Bank will not sustain losses in any particular period that exceed the amount of the reserves at the beginning of that period, or that subsequent evaluations of the asset portfolio, in light of factors then prevailing (including economic conditions, the Bank's internal review process and the results of regulatory examinations), will not require significant increases in the reserves. See "Recent Developments" and "Business--Delinquencies, Foreclosures and Reserves for Losses--Allowances for Losses" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

  At June 30, 1996, approximately $102.8 million (or 75.4%), after valuation allowances on such assets, of the Bank's aggregate book value of REO was attributable to five planned unit developments over which the Bank took active control, through foreclosure or deeds-in-lieu of foreclosure, in 1990 and 1991, four of which are under active development. The Bank from time to time obtains updated appraisals on its REO and, in the past, has been directed to do so by the OTS in connection with regulatory examinations. As a result of such updated appraisals, the Bank could be required to increase its reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Asset Quality--Disposition of REO" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

RISKS OF OTHER CONSUMER LENDING

  Chevy Chase is actively expanding its non-credit card consumer lending business, focusing on automobile and home improvement loans. While such loans generally have shorter terms to maturity and carry higher rates than residential mortgage loans, they generally entail greater risk than residential mortgage loans, particularly when secured by rapidly depreciable assets, such as automobiles. In such cases, any collateral repossessed for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be affected by adverse personal circumstances.

  The Bank also makes automobile loans through one of its operating subsidiaries. The underwriting guidelines for this subsidiary apply to a category of lending in which loans may be made to applicants who have experienced certain adverse credit events (and, therefore, would not necessarily meet all of the Bank's guidelines for its traditional loan program), but who meet certain other creditworthiness tests. Such loans may experience higher rates of delinquencies, repossessions and losses, especially under adverse economic conditions, compared with loans originated pursuant to the Bank's traditional lending program. See "Business--Lending Activities-- Other Consumer Loan Underwriting" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 incorporated by reference herein and attached hereto as Attachment A.

RISKS RELATING TO ELIMINATION OF THRIFT CHARTER

  During the past year, Congress has been considering legislation in various forms that would require federal thrifts, like the Bank, to convert their charters to national or state bank charters. Recent legislation requires the merger of the Bank Insurance Fund ("BIF") and the SAIF into a single Deposit Insurance Fund on January 1, 1999 but only if the thrift charter is eliminated by that date. The Treasury Department is required to submit a comprehensive study on thrift charter issues by March 31, 1997. In the absence of appropriate "grandfather" provisions, such legislation could have a material adverse effect on the Bank and the Trust because, among other things, the Trust engages in activities that are not permissible to bank holding companies and the regulatory capital and accounting treatment for banks and thrifts differs in certain significant respects. The Bank cannot determine whether, or in what form, such legislation will eventually be enacted and there can be no assurances that any such legislation that is enacted will contain adequate grandfather rights for the Bank and the Trust. See "Recent Developments-- Legislative Developments."

RISKS RELATED TO SAIF INSURANCE

  Legislation was enacted on September 30, 1996 that, among other things, imposes on thrift institutions a one-time assessment of 65.7 cents for every $100 of SAIF-insured deposits to recapitalize the SAIF. Following such legislation, the Bank and other institutions with SAIF-assessable deposits will continue to pay somewhat higher deposit insurance premiums than institutions with BIF-assessable deposits, which could lead to a competitive disadvantage in the pricing of loans and deposits and additional operating expenses. In addition, regulators have recently begun approving applications by several thrift organizations to establish or acquire BIF-insured affiliates. Prolonged continuation of the disparity in deposit insurance premiums could lead to more widespread efforts to shift insured deposits from SAIF to BIF, thus further destabilizing the SAIF. However, the new legislation contains provisions designed to prohibit deposit transfers from SAIF to BIF under certain circumstances.

HOLDING COMPANY MATTERS

  The Trust owns 80% of the Bank's common stock. Payments from the Bank to the Trust in the form of tax sharing payments and dividends are a principal source of funding for the Trust. The Bank made tax sharing payments to the Trust of $20.5 million in fiscal 1995 and $20.0 million in the nine months ended June 30, 1996. Subsequent to June 30, 1996, the Bank made additional tax sharing payments of $5 million to the Trust. In addition, during the June 1996 quarter, the Bank paid cash dividends on its common stock of $500 per share (of which the Trust's portion was $4.0 million) and subsequent to June 30, 1996, declared and paid a cash dividend of $350 per share (of which the Trust's portion was $2.8 million).

  To the extent the Trust experiences liquidity problems, there can be no assurance that the Trust will be able to satisfy, in whole or in part, any tax liability that it may incur or any reimbursement or other obligation to the Bank that may arise under a tax sharing agreement to which the Trust, the Bank and other companies in the Trust's affiliated group are parties (the "Tax Sharing Agreement"). The Bank, as a member of the Trust's affiliated group of corporations filing consolidated income tax returns, is liable for the group's tax liability (whether or not the Bank has made any tax sharing payments). The Tax Sharing Agreement provides for payments to be made by members of the affiliated group to the Trust based on their respective allocable shares of the overall tax liability of the group and the benefits of any net operating losses and similar items used by the group for specified taxable years. In certain circumstances, the Bank would be entitled under the Tax Sharing Agreement to be reimbursed by the Trust.

DIVIDENDS NOT CUMULATIVE

  Dividends on the Series B Preferred Shares are not cumulative. Consequently, if the Board of Directors does not declare a dividend on the Series B Preferred Shares for any period, the holders of the Series B Preferred Shares would not be entitled to recover such dividend whether or not funds are or subsequently become available. The Board of Directors may determine, in its business judgment, that it would be in the best interests of the Bank to pay less than the full amount of the stated dividends on the Series B Preferred Shares or no dividends for any quarter notwithstanding that funds are available. Factors that would be considered by the Board of Directors in making this determination are the Bank's financial condition and capital needs, the impact of legislation and regulations as then in effect or as may be proposed, economic conditions, and such other factors as the Board may deem relevant.

  The Series B Preferred Shares will be issued upon an exchange of the Preferred Capital Shares. Each Preferred Capital Share will be exchanged automatically for one Series B Preferred Share if the appropriate federal regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series B Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term. The OTS' prompt corrective action regulations prohibit "capital distributions" (including dividends) unless an institution is at least "adequately capitalized." Thus, at the time of the exchange, by regulation, the Bank may not be permitted to pay dividends on the Series B Preferred Shares. In addition, the Bank's ability to pay dividends on the Series B Preferred Shares even if the Bank were "adequately capitalized" following the exchange would be subject to various restrictions under OTS regulations, a resolution of the Bank's Board of Directors and certain contractual provisions. See "Business--Regulation--Dividends and Other Capital Distributions" in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 and "Notes to Consolidated Financial Statements" in the Bank's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, both incorporated by reference herein and attached hereto as Attachments A and B, respectively.

ABSENCE OF A PUBLIC MARKET

  The Bank does not intend to apply for listing of the Series B Preferred Shares on any national securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. If an active public market does not develop, the market price and liquidity of the Series B Preferred Shares may be adversely affected. There can be no assurance as to the liquidity of the trading markets for the Series B Preferred Shares or that an active public market for the Series B Preferred Shares will develop or be maintained.

                              RECENT DEVELOPMENTS

  Summarized below are certain unaudited selected financial data of Chevy Chase on a consolidated basis for the periods and at the dates indicated.

                                               AS OF OR FOR THE YEAR ENDED
                                                      SEPTEMBER 30,
                                               --------------------------------
                                                    1996              1995
                                               -----------------  -------------
                                                (UNAUDITED)
                                                  (DOLLARS IN THOUSANDS)
Summary of Operations Data:
  Interest income............................. $     387,566      $     365,336
  Interest expense............................       188,836            189,114
                                               -------------      -------------
  Net interest income.........................       198,730            176,222
  Provision for loan losses...................       115,740             54,979
                                               -------------      -------------
  Net interest income after provision for loan
   losses.....................................        82,990            121,243
                                               -------------      -------------
  Non-interest income:
   Credit card, loan servicing and deposit
    servicing fees............................       324,761            218,572
   Gain (loss) on sales of trading securities,
    net.......................................         1,158               (600)
   Loss on real estate held for investment or
    sale, net.................................       (24,413)            (5,164)
   Gain on sales of loans, net................        23,242             12,882
   Gain on sales of mortgage servicing rights,
    net.......................................           --               1,397
   Other......................................        19,713              5,923
                                               -------------      -------------
  Total non-interest income...................       344,461            233,010
                                               -------------      -------------
  Non-interest expense........................       383,269            299,601
                                               -------------      -------------
  Income before income taxes..................        44,182             54,652
  Provision for income taxes..................        16,553             17,330
                                               -------------      -------------
  Net income.................................. $      27,629      $      37,322
                                               =============      =============
Summary of Financial Condition Data:
  Total assets................................ $   5,727,604      $   4,947,995
  Mortgage-backed securities..................     1,306,417            880,208
  Loans held for sale.........................        76,064             68,679
  Loans held for securitization and sale......       450,000            500,000
  Loans receivable, net.......................     2,773,024          2,327,286
  Allowance for losses on loans...............        95,523             60,496
  Real estate held for investment or sale,
   net........................................       123,489            222,860
  Allowance for losses on real estate held for
   investment or sale.........................       126,710            135,236
  Cost in excess of net assets acquired, net..        40,523             44,528
  Mortgage servicing rights, net..............        32,607             28,369
  Deposit accounts............................     4,164,037          4,159,252
  Securities sold under repurchase agreements
   and other short-term borrowings............       637,141             10,435
  Federal Home Loan Bank advances.............       269,065            155,052
  Capital notes--subordinated.................       160,000            160,000
  Stockholders' equity........................       339,160            328,544
  Nonperforming assets........................       154,650            247,185
Selected Ratios:
  Return on average assets....................          0.56%              0.76%
  Return on average stockholders' equity......          8.14%             12.66%
  Average stockholders' equity to average as-
   sets.......................................          6.85%              5.98%
  Non-performing assets, net to total as-
   sets(1)....................................          1.03%              3.77%
  Net loan charge-offs to average loans.......          2.75%              1.51%
  Net yield on interest-earning assets........          4.80%              4.24%
  Average interest-earning assets to average
   interest-bearing liabilities...............         92.35%             91.91%
Regulatory Capital Ratios:
  Tangible....................................          5.21%(2)           5.77%
  Core (or leverage)..........................          5.21%(2)           5.77%
  Tier 1 risk-based...........................          5.80%(2)           6.65%
  Total risk-based............................         10.14%(2)          11.63%

--------
(1) Non-performing assets is presented after all reserves for losses on loans and real estate held for investment or sale.
(2) The Bank's tangible, core, Tier 1 risk-based and total risk-based capital ratios would have been 5.53%, 5.53%, 6.14% and 10.61%, respectively, without the charge for the SAIF assessment described under "--Operating Results."

OPERATING RESULTS

  THE FOLLOWING DISCLOSURE IS BASED ON UNAUDITED OPERATING RESULTS AS OF SEPTEMBER 30, 1996.

  Chevy Chase recorded pre-tax income of $44.2 million and net income of $27.6 million for the year ended September 30, 1996, compared to pre-tax income of $54.7 million and net income of $37.3 million for the year ended September 30, 1995. The decrease in pre-tax income for fiscal 1996 was primarily attributable to a $60.8 million increase in the provision for loan losses and an $83.7 million increase in non-interest expense (which included the $26.5 million SAIF assessment discussed below), the effect of which was partially offset by a $111.5 million increase in non-interest income and a $22.5 million increase in net interest income.

  Legislation was enacted on September 30, 1996 that, among other things, imposed on thrift institutions a one-time assessment of 65.7 basis points on their SAIF-insured deposits to recapitalize the SAIF. At September 30, 1996, the Bank accrued approximately $26.5 million for the SAIF assessment.

  Net interest income increased $22.5 million in fiscal 1996 as the average yield on interest-earning assets increased at a rate greater than the rate of increase in the average cost of interest-bearing liabilities.

  The Bank's provision for loan losses increased to $115.7 million in fiscal 1996 from $55.0 million in fiscal 1995 primarily as a result of a $56.7 million increase in the provision for losses on credit card loans. The increase in the provision for losses on credit card loans was primarily due to increased charge-offs of such loans, reflecting an industry-wide decline in the performance of credit card loans. The increase in the provision resulted in an increase in the Bank's allowance for losses on loans of $35.0 million which reflected mainly an increase in the allowance for losses on credit cards of $33.4 million. As a result of this increase, the Bank's valuation allowance on credit card loans increased from $46.3 million, or 4.6% of such loans at September 30, 1995 to $79.7 million, or 7.1% of such loans at September 30, 1996.

  Other income increased to $344.5 million in fiscal 1996 from $233.0 million in fiscal 1995 primarily as a result of an increase of $79.8 million in loan servicing fees earned by the Bank for servicing its portfolios of securitized loans and an increase of $20.9 million in credit card fees which was primarily attributable to changes in the fee structure for the Bank's credit card program during fiscal 1996. In addition, loss on real estate held for investment or sale, net, increased $19.2 million due primarily to a decrease of $4.5 million on equity earnings in partnership income and a decrease of $12.5 million in the gain recorded on sales of the Bank's REO properties.

  Operating expenses increased to $383.3 million in fiscal 1996 from $299.6 million in fiscal 1995 which increase included the $26.5 million SAIF assessment. Other increases included a $19.2 million increase in salaries and employee benefits, a $12.5 million increase in loan expenses, a $7.6 million increase in marketing expenses and an $8.8 million increase in data processing expenses.

  During the quarter ended September 30, 1996, the Bank securitized and sold $220.0 million of credit card receivables and $96.5 million of home equity credit line receivables. No gain or loss was recognized in connection with the credit card transaction and a gain of $4.7 million was recognized in connection with the home equity credit line transaction.

  Non-performing assets decreased to $154.7 million, after REO valuation allowances of $126.5 million, at September 30, 1996 from $247.2 million, after REO valuation allowances of $135.0 million, at September 30, 1995. The decrease was primarily attributable to a decline in REO of $99.4 million to $119.9 million, after valuation allowances of $126.5 million, at September 30, 1996 from $219.2 million, after valuation allowances of $135.0 million, at September 30, 1995. REO decreased primarily due to sales of residential lots or units in the Communities and other smaller residential properties and the sale of five residential ground properties with an aggregate book value of $23.8 million, after all valuation allowances on such assets. Partially offsetting the decrease in REO was an increase in non-accrual loans primarily due to a $6.8 million increase in non-accrual credit card loans.

  At September 30, 1996, the Bank's tangible, core (or leverage), Tier 1 risk-based and total risk-based regulatory capital ratios were 5.21%, 5.21%, 5.80% and 10.14%, respectively, which exceeded the ratios established for "adequately capitalized" institutions under the OTS prompt corrective action regulations. If the SAIF assessment discussed above had not been made in the quarter ended September 30, 1996, the Bank's capital ratios would have continued to be sufficient to meet the standards established for "well capitalized" institutions. In the September 30, 1996 quarter, the Bank's capital ratios fell below the ratios established for "well capitalized" institutions for the first time since June 1993.

LEGISLATIVE DEVELOPMENTS

  On September 30, 1996, President Clinton signed into law the Economic Development and Regulatory Paperwork Reduction Act of 1996 (the "Act"). The Act's principal provisions relate to recapitalization of SAIF, but it also contains numerous regulatory relief measures, some of which are directly applicable to the Bank.

  The Act requires the FDIC to impose a one-time special assessment of 65.7 cents for every $100 of SAIF-insured deposits held on March 31, 1995 in order to bring SAIF to its statutory reserve level. As a result of the legislation, Chevy Chase has experienced a one-time charge to earnings for the special assessment as described above.

  In addition, beginning on January 1, 1997, commercial banks will be required to share in the payment of interest due on Financing Corporation ("FICO") bonds used to rescue the savings and loan industry in the 1980s. Annual FICO assessments to be added to deposit insurance premiums are expected to equal approximately 6.4 basis points for SAIF members and 1.3 basis points for BIF members from January 1, 1997 through December 31, 1999; and approximately 2.4 basis points for both BIF and SAIF members thereafter. See "Risk Factors-- Risks Related to SAIF Insurance."

  The Act also requires the merger of BIF and SAIF into a single Deposit Insurance Fund on January 1, 1999, but only if the thrift charter is eliminated by that date. The Treasury Department is required to submit a report on thrift charter issues by March 31, 1997. Although this provision of the Act establishes a time frame for the eventual elimination of the thrift charter, it contains no provisions concerning the form the current thrift charter may be required to take. The Bank cannot determine at this time what effect this provision will have on its financial position or operations. See "Risk Factors--Risks Relating to Elimination of Thrift Charter."

  The Act significantly liberalizes the current qualified thrift lender ("QTL") test by, among other things, permitting inclusion of credit card and educational loans as qualified thrift investments ("QTI") without limits (previously, such loans could be included only up to 10% of the institution's assets). As a result of this provision, the Bank's entire credit card portfolio is now eligible for inclusion as QTI, thus substantially reducing the QTL test's impact as a constraint on the Bank's business strategies.

  The Act also increases the Bank's commercial lending authority from 10% to 20% of assets, provided that the additional 10% consists of small business loans.

  Finally, the Act contains several other provisions designed to reduce regulatory burdens associated with compliance with various consumer and other laws applicable to the Bank, including for example, provisions designed to coordinate the disclosure and other requirements under the Truth-in-Lending and Real Estate Settlement Procedures Act, modify certain insider lending restrictions, permit OTS to allow exemptions to anti-tying prohibitions and exempt certain transactions and simplify certain disclosures under the Truth-in-Lending Act.

                                USE OF PROCEEDS

  The Series B Preferred Shares are to be issued, if ever, in connection with an exchange of the Preferred Capital Shares, which shares were sold pursuant to an effective registration statement filed with the SEC. The proceeds from the sale of the Preferred Capital Shares were used by Chevy Chase Preferred Capital Corporation to purchase a portfolio of mortgage assets. The exchange of Preferred Capital Shares into Class B Preferred Shares will produce no proceeds to the Bank.

                              DEBENTURE OFFERING

  The Bank has filed a registration statement on Form OC with the OTS covering the issuance of $100 million aggregate principal amount of 9 1/4% Subordinated Debentures due 2008 (the "Debentures") in an underwritten public offering concurrently with the offering of the Preferred Capital Shares. The Debentures will mature on December 1, 2008. The Debentures will not be redeemable prior to December 1, 2001, except that on or prior to December 1, 1999, the Bank may redeem the Debentures in part at its option with the net cash proceeds of one or more public equity offerings of the Bank or any of its subsidiaries. The Debentures will be unsecured obligations of the Bank ranking subordinate in right of payment to all senior debt of the Bank, including the claims of the Bank's depositors and general creditors, and will rank equal in right of payment with the Bank's outstanding 9 1/4% Subordinated Debentures due 2005. If the Preferred Capital Shares are exchanged for Series B Preferred Shares, the Debentures will rank senior to the Series B Preferred Shares. The Bank has received approval from the OTS to include the principal amount of the Debentures as supplementary capital. As a result, the Bank's total risk-based capital levels will increase, thereby enhancing the Bank's ability to maintain its regulatory capital levels above those levels established for "well capitalized" institutions.

  The issuance of the Debentures, the principal amount of which will qualify as supplementary (tier 2) capital under applicable regulatory capital requirements, together with the increase in the Bank's regulatory capital that will result from the treatment of the Preferred Capital Shares as core capital, will enable the Bank to expand its business by allowing it to increase its total assets while maintaining its capital levels above those established for well-capitalized institutions under the prompt corrective action standards.

                                CAPITALIZATION

  The following table sets forth the actual capital of the Bank at September 30, 1996 and as adjusted as of such date to give effect to (i) the issuance of the Preferred Capital Shares by Chevy Chase Preferred Capital Corporation,
(ii) an exchange of the Preferred Capital Shares into Series B Preferred Shares of the Bank and (iii) the issuance of the Preferred Capital Shares together with the Debentures. This table should be read in conjunction with the Consolidated Financial Statements of the Bank and the notes thereto included elsewhere in this Offering Circular and in the documents incorporated herein by reference.

                                             SEPTEMBER 30, 1996
                         -----------------------------------------------------------
                           ACTUAL    AS ADJUSTED (1) AS ADJUSTED (2) AS ADJUSTED (3)
                         ----------  --------------- --------------- ---------------
                                           (DOLLARS IN THOUSANDS)
LIABILITIES:
  Deposits.............. $4,164,037    $4,164,037      $4,164,037      $4,164,037
  Borrowings............    644,418       644,418         644,418         644,418
  Federal Home Loan Bank
   advances.............    269,065       269,065         269,065         269,065
  Other liabilities.....    150,924       150,924         150,924         150,924
  Capital note -- 9 1/4%
   Subordinated Deben-
   tures due 2005.......    150,000       150,000         150,000         150,000
  Capital note -- Pri-
   vate Capital Note due
   1996 (4).............     10,000        10,000          10,000          10,000
  Capital note -- 9 1/4%
   Subordinated Deben-
   tures due 2008.......        --            --              --          100,000
                         ----------    ----------      ----------      ----------
    Total liabilities...  5,388,444     5,388,444       5,388,444       5,488,444
                         ----------    ----------      ----------      ----------
MINORITY INTEREST               --        144,000             --          144,000
                         ----------    ----------      ----------      ----------
STOCKHOLDERS' EQUITY:
  13% Noncumulative Per-
   petual Preferred
   Stock, Series A,
   $0.01 par value,
   3,000,000 shares au-
   thorized,
   issued and outstand-
   ing..................         30            30              30              30
  10 3/8% Noncumulative
   Preferred Stock, Se-
   ries B, $5.00 par
   value, 3,000,000
   shares authorized,
   issued and outstand-
   ing, as adjusted.....        --            --           15,000             --
  Common stock, $1 par
   value, 10,000,000
   shares authorized,
   510,000 shares
   issued, 10,000 shares
   outstanding..........         10            10              10              10
  Capital contributed in
   excess of par........    165,704       165,704         294,704         165,704
  Retained earnings.....    175,291       175,291         175,291         175,291
  Net unrealized holding
   gains (losses).......     (1,875)       (1,875)         (1,875)         (1,875)
                         ----------    ----------      ----------      ----------
    Total stockholders'
     equity.............    339,160       339,160         483,160         339,160
                         ----------    ----------      ----------      ----------
      Total liabilities
       and stockholders'
       equity........... $5,727,604    $5,871,604      $5,871,604      $5,971,604
                         ==========    ==========      ==========      ==========
REGULATORY CAPITAL RA-
 TIOS:
  Tangible..............       5.21%         6.78%           6.78%           6.67%
  Core (or leverage)....       5.21%         6.78%           6.78%           6.67%
  Tier 1 risk-based.....       5.80%         7.68%           7.68%           7.65%
  Total risk-based......      10.14%        12.63%          12.63%          15.15%

--------
(1) Adjusted to give effect to the issuance of the Preferred Capital Shares by Chevy Chase Preferred Capital Corporation.
(2) Adjusted to give effect to an exchange of the Preferred Capital Shares into Series B Preferred Shares of the Bank assuming that the limit on the amount of Preferred Capital Shares includable as core capital is applicable to the Series B Preferred Shares of the Bank.
(3) Adjusted to give effect to the issuance of the Preferred Capital Shares by Chevy Chase Preferred Capital Corporation and the issuance of the Debentures by the Bank.
(4) The Private Capital Note was redeemed on November 15, 1996.

                 DESCRIPTION OF THE SERIES B PREFERRED SHARES

  The following summary sets forth the material terms and provisions of the Series B Preferred Shares, and is qualified in its entirety by reference to the terms and provisions of the Certificate of Designation establishing the Series B Preferred Shares and the Bank's charter, as amended.

GENERAL

  The Series B Preferred Shares form a series of the preferred stock of the Bank, which preferred stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Bank's Board of Directors or, if then constituted, a duly authorized committee thereof. The Board of Directors has authorized the Bank to issue the Series B Preferred Shares.

  When issued, the Series B Preferred Shares will be validly issued, fully paid and nonassessable. The holders of the Series B Preferred Shares will have no preemptive rights with respect to any shares of the capital stock of the Bank or any other securities of the Bank convertible into or carrying rights or options to purchase any such shares. The Series B Preferred Shares will not be convertible into shares of Common Stock or any other class or series of capital stock of the Bank and will not be subject to any sinking fund or other obligation of the Bank for their repurchase or retirement.

  The transfer agent, registrar and dividend disbursement agent for the Series B Preferred Shares will be Norwest Bank Minnesota, N.A. The registrar for the Series B Preferred Shares will send notices to shareholders of any meetings at which holders of such shares have the right to elect directors of the Company.

DIVIDENDS

  Holders of Series B Preferred Shares shall be entitled to receive, if, when and as declared by the Board of Directors of the Bank out of assets of the Bank legally available therefor, cash dividends at the rate of 10 3/8% per annum of the initial liquidation preference (equivalent to $5.1875 per share per annum). If declared, dividends on the Series B Preferred Shares shall be payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or, if such day is not a business day, on the next business day. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock register of the Bank on such record dates, not exceeding 45 days preceding the payment dates thereof, as shall be fixed by the Board of Directors of the Bank. Upon the conversion of Preferred Capital Shares for Series B Preferred Shares, any accrued and unpaid dividends of the Preferred Capital Shares at the time of the conversion will be deemed to be accrued and unpaid dividends on the Series B Preferred Shares.

  The right of holders of Series B Preferred Shares to receive dividends is noncumulative. Accordingly, if the Board of Directors fails to declare a dividend on the Series B Preferred Shares for a quarterly dividend period, then holders of the Series B Preferred Shares will have no right to receive a dividend for that period, and the Bank will have no obligation to pay a dividend for that period, whether or not dividends are declared and paid for any future period. If the Bank fails to pay or declare and set aside for payment a quarterly dividend on the Series B Preferred Shares, holders of the Preferred Stock of the Bank, including the Series B Preferred Shares, will be entitled to elect two directors. See "--Voting Rights."

  If full dividends on the Series B Preferred Shares for any dividend period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends shall be declared or paid or set aside for payment and no other distribution shall be declared or made upon the Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Series B Preferred Shares as to dividends or amounts upon liquidation, nor shall any Common Stock or any other capital stock of the Bank ranking junior to or on a parity with the Series B Preferred Shares as to dividends or amounts upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Bank (except by conversion into or exchange for other capital stock of the Bank ranking junior to the Series B Preferred Shares as to dividends and amounts upon liquidation), until such time as dividends on all outstanding Series B Preferred Shares have been (i) declared and paid for three consecutive dividend periods and (ii) declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the fourth consecutive dividend period.

  If any Series B Preferred Shares are outstanding, no full dividends shall be declared or paid or set apart for payment on any series of capital stock of the Bank ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares for any dividend period unless full dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payments on the Series B Preferred Shares, for the then-current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the Series B Preferred Shares and the shares of any other series of capital stock ranking on a parity as to dividends with the Series B Preferred Shares, all dividends declared upon Series B Preferred Shares and any other series of capital stock ranking on a parity as to dividends with the Series B Preferred Shares shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Shares and such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then-current dividend period, per share on the Series B Preferred Shares (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods) and full dividends, including required or permitted accumulations, if any, on such other series of capital stock bear to each other.

REDEMPTION

  The Series B Preferred Shares will not be redeemable prior to January 15, 2007. On or after such date, the Series B Preferred Shares will be redeemable at the option of the Bank, in whole or in part, at any time or from time to time on not less than 30 nor more than 60 days' notice by mail, at the following redemption prices (expressed as a percentage of the $50.00 liquidation preference), if redeemed during the 12-month period beginning January 15 of the years indicated below, plus the quarterly accrued and unpaid dividend to the date of redemption, if any, thereon:

   YEAR                                                         REDEMPTION PRICE
   ----                                                         ----------------
   2007........................................................     105.187%
   2008........................................................     104.150%
   2009........................................................     103.112%
   2010........................................................     102.075%
   2011........................................................     101.037%

and thereafter at a redemption price of $50.00 per share, plus the quarterly accrued and unpaid dividend to the redemption date, if any, thereon.

  Any such redemption must comply with the prompt corrective action and capital distribution regulations of the OTS, which may prohibit a redemption or require the OTS' prior approval of a redemption. If there are any accrued and unpaid dividends on any Series B Preferred Shares, no Series B Preferred Shares shall be redeemed unless all outstanding Series B Preferred Shares are redeemed and the Bank shall not purchase or otherwise acquire any Series B Preferred Shares; provided, however, that the Bank may purchase or acquire Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Shares.

VOTING RIGHTS

  Except as expressly required by applicable law, or except as indicated below, the holders of the Series B Preferred Shares will not be entitled to vote. In the event the holders of Series B Preferred Shares are entitled to vote as indicated below, each Series B Preferred Share will be entitled to one vote on matters on which holders of the Series B Preferred Shares are entitled to vote.

  If at the time of any annual meeting of the Bank's stockholders the aggregate amount of declared and unpaid dividends on any series of Preferred Stock of the Bank, including the Series B Preferred Shares, equals or exceeds an amount equal to one quarterly dividend payment on such series of Preferred Stock, the number of directors then constituting the Board of Directors of the Bank will be increased by two, and the holders of the Series B Preferred Shares, voting together as a single class with the holders of any series of Preferred Stock upon which dividends have not been paid will be entitled to elect such two additional directors to serve on the Bank's Board of Directors at each such annual meeting. Each director elected by the holders of shares of the Preferred Stock shall continue to serve as such director until the later of
(i) the expiration of the term of such director or (ii) the payment of four consecutive quarterly dividends on the Series B Preferred Shares.

  The affirmative vote or consent of the holders of at least 67% of the outstanding shares of each series of Preferred Stock of the Bank, including the Series B Preferred Shares, will be required (a) to create any class or series of stock which shall have preference as to cash dividends or distribution of assets over any outstanding series of Preferred Stock of the Bank other than a series which shall not have any right to object to such creation or (b) to alter or change the provisions of the Bank's Articles of Incorporation (including the Certificate of Designation establishing the Series B Preferred Shares) so as to adversely affect the voting powers, preferences or special rights of the holders of a series of Preferred Stock of the Bank; provided that if such amendment shall not adversely affect all series of Preferred Stock of the Bank, such amendment need only be approved by at least 67% of the holders of shares of all series of Preferred Stock adversely affected thereby.

RIGHTS UPON LIQUIDATION

  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Bank, the holders of the Series B Preferred Shares at the time outstanding will be entitled to receive out of assets of the Bank available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or any other class of stock ranking junior to the Series B Preferred Shares upon liquidation, liquidating distributions in the amount of $50.00 per share, plus the quarterly accrued and unpaid dividend thereon, if any, to, but excluding, the date of liquidation.

  After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Shares will have no right or claim to any of the remaining assets of the Bank. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Bank are insufficient to pay the amount of the liquidation distributions on all outstanding Series B Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital stock of the Bank ranking on a parity with the Series B Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Bank, then the holders of the Series B Preferred Shares and such other classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  For such purposes, the consolidation or merger of the Bank with or into any other entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Bank, shall not be deemed to constitute liquidation, dissolution or winding up of the Bank.

CERTAIN DEFINITIONS

  "FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

  "FHLB" means any of the regional Federal Home Loan Banks.

  "GAAP" means generally accepted accounting principles, consistently applied.

  "OTS" means the Office of Thrift Supervision or any successor thereto.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

  "Preferred Stock" means, collectively, the Series A Preferred Shares and the Series B Preferred Shares of the Bank.

  "Private Capital Note" means the $10,000,000 floating rate subordinated capital note due 1996 of the Bank.

  "Regulatory Capital Requirements" means the minimum amount of capital required to meet each of the industry-wide regulatory capital requirements applicable to the Bank pursuant to 12 U.S.C. Section 1464(t) and 12 C.F.R.
Section 567 (and any amendment to either thereof) or any successor law or regulation, or such higher amount of capital as the Bank, individually, is required to maintain in order to meet any individual minimum capital standard applicable to the Bank pursuant to 12 U.S.C. Section 1464(s) and 12 C.F.R.
Section 567.3 (and any amendment to either such Section) or any successor law or regulation.

  "Series A Preferred Shares" means the 3,000,000 shares of the 13% Noncumulative Perpetual Preferred Stock, Series A of the Bank.

  "Series B Preferred Shares" means the 3,000,000 shares of the 10 3/8% Noncumulative Preferred Stock, Series B of the Bank issued pursuant to this Offering Circular.

                                   EXCHANGE

  The Series B Preferred Shares are to be issued, if ever, in connection with an exchange of the Preferred Capital Shares. The Preferred Capital Shares are subject to an automatic exchange in whole and not in part, on a share-for-share basis, into Series B Preferred Shares if the appropriate federal regulatory agency directs in writing an exchange of the Preferred Capital Shares for Series B Preferred Shares because (i) the Bank becomes "undercapitalized" under prompt corrective action regulations established pursuant to FDICIA, (ii) the Bank is placed into conservatorship or receivership or (iii) the appropriate federal regulatory agency, in its sole discretion and even if the Bank is not "undercapitalized," anticipates the Bank becoming "undercapitalized" in the near term. The Bank has registered with the OTS a total of 3,300,000 Series B Preferred Shares to cover the exchange, if necessary, of the 3,000,000 Capital Preferred Shares offered by Chevy Chase Preferred Capital Corporation and the 300,000 share over-allotment option granted to the underwriters of the Preferred Capital Shares.

                                    EXPERTS

  The Bank's Consolidated Financial Statements included in the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 and incorporated by reference in this Offering Circular on Form OC have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

  The legality of the securities offered by this Offering Circular has been passed upon for the Bank by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations. George M. Rogers, Jr., whose professional corporation is a member of that firm, is a director of the Bank.

                            CHEVY CHASE BANK, F.S.B
                                   FORM 10-K
                             FOR FISCAL YEAR ENDED
                              SEPTEMBER 30, 1995

                         OFFICE OF THRIFT SUPERVISION
                             Washington, DC. 20552

                                   FORM 10-K
___  (Mark One)

 X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
---
     ACT OF 1934

___  For the fiscal year ended September 30, 1995

___ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934

     For the transition period from _____________ to ________________________

               OFFICE OF THRIFT SUPERVISION DOCKET NUMBER 08145

                           CHEVY CHASE BANK, F.S.B.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)
          UNITED STATES                                        52-0897004
--------------------------------------------------------------------------------
(State or other jurisdiction of                             (I.R.S Employer
incorporation or organization)                            Identification No.)

          8401 CONNECTICUT AVENUE
           CHEVY CHASE, MARYLAND                                   20815
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)

Registrant's telephone number, including area code:   (301) 986-700
                                                    ----------------------------

Securities registered pursuant to Section 12(b) of Act:

                                                  Name of each exchange on which
Title of each class                                         registered
-------------------                               ------------------------------
        N/A                                                     N/A
-------------------                               ------------------------------

Securities registered pursuant to Section 12(g) of the Act:
     N/A
--------------------------------------------------------------------------------
                               (Title of class)

     Indicated by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes X     No___
                                              ---

     All of the registrant's common stock outstanding as of November 30, 1995 was held by affiliates of the registrant.

     The number of shares outstanding of the registrant's sole class of common stock as of November 30, 1995 was 10,000.

================================================================================

                               TABLE OF CONTENTS

                                                                                   Page
                                  PART I
ITEM 1. BUSINESS  ...................................................................1
   General  .........................................................................1
   Regulation .......................................................................1
     Federal Home Loan Bank System  .................................................1
     Liquidity Requirements.  .......................................................2
     Deposit Insurance Premiums.  ...................................................2
     Regulatory Capital.  ...........................................................3
     Prompt Correction Action.  .....................................................5
     Regulatory Agreement  ..........................................................6
     Growth Restrictions.  ..........................................................6
     Qualified Thrift Lender ("QTL") Test.  .........................................7
     Dividends and Other Capital Distributions.  ....................................8
     Lending Limits.  ..............................................................10
     Safety and Soundness Standards.  ..............................................10
     Regulatory Assessments.  ......................................................10
     Other Regulations and Legislation.  ...........................................10
   Pending Legislation  ............................................................11
     Balanced Budget Act of 1995  ..................................................11
     Thrift Charter Legislation  ...................................................12
   Federal Reserve System  .........................................................13
   Community Reinvestment Act  .....................................................13
   Other Aspects of Federal Law  ...................................................14
   Holding Company Regulation  .....................................................14
     The Trust and B. F. Saul Company.  ............................................14
   Recent Accounting Pronouncements  ...............................................15
   Market Area  ....................................................................16
   Investment and Other Securities  ................................................16
   Lending Activities  .............................................................17
     Loan Portfolio Composition.  ..................................................17
     Contractual Principal Repayments of Loans.  ...................................19
     Origination, Purchase and Sale of Real Estate Loans.  .........................21
     Sales of Mortgage-Backed Securities.  .........................................23
     Single-Family Residential Real Estate Lending.  ...............................24
     Commercial Real Estate and Construction Lending.  .............................25
     Credit Card Lending.  .........................................................25
     Consumer and Other Lending.  ..................................................27
     Real Estate Loan Underwriting.  ...............................................27
     Credit Card Loan Underwriting.  ...............................................28
     Other Consumer Loan Underwriting  .............................................29
     Loan Servicing.  ..............................................................29

                                      (i)

                                                                            Page
     Delinquencies, Foreclosures and Allowances for Losses....................31
        Delinquencies and Foreclosures........................................31
        Allowances for Losses.................................................32
     Deposits and Other Sources of Funds......................................33
        General...............................................................33
        Deposits..............................................................34
        Borrowings............................................................40
     Subsidiaries.............................................................41
        Real Estate Development Activities....................................42
        Securities Brokerage Services.........................................42
        Insurance Services....................................................42
        Special Purpose Subsidiaries..........................................42
        Operating Subsidiaries................................................42
     Employees................................................................42
     Competition..............................................................43
     Federal Taxation.........................................................43
        General...............................................................43
        Bad Debt Reserve......................................................44
        Consolidated Tax Returns; Tax Sharing Payments........................44
     State Taxation...........................................................45
ITEM 2. PROPERTIES............................................................46
ITEM 3. LEGAL PROCEEDINGS.....................................................49
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS...................49

                                    PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTERS...................................................49
ITEM 6. SELECTED FINANCIAL DATA...............................................50
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
        AND RESULTS OF OPERATIONS.............................................53
     Financial Condition......................................................53
        General...............................................................53
        Asset Quality.........................................................53
        Asset and Liability Management........................................70
        Inflation.............................................................73
        Deferred Tax Asset....................................................73
        Tax Sharing Payments..................................................73
        Capital...............................................................73
        Liquidity.............................................................77
     Results of Operations....................................................80
     Fiscal 1995 Compared to Fiscal 1994......................................80
        Overview..............................................................80
        Net Interest Income...................................................80

                                     (ii)

                                                                                                  Page
     Provision for Loan Losses.................................................................... 85
     Other Income................................................................................. 85
     Operating Expenses........................................................................... 86
  Fiscal 1994 Compared to Fiscal 1993............................................................. 86
     Overview..................................................................................... 86
     Net Interest Income.......................................................................... 86
     Provision for Loan Losses.................................................................... 88
     Other Income................................................................................. 88
     Operating Expenses........................................................................... 89

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION........................................F-1

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
        AND FINANCIAL DISCLOSURE.................................................................. 90

                                   PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS......................................................... 90

  Directors....................................................................................... 90
  Board Meetings and Committees................................................................... 93
  Executive Officers Who Are Not Directors........................................................ 93

ITEM 11. EXECUTIVE COMPENSATION................................................................... 94

  Summary of Cash and Certain Other Compensation.................................................. 94
     General...................................................................................... 94
     Long-Term Incentive Plan Awards.............................................................. 96
     Compensation Committee Interlocks and Insider Participation.................................. 97

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND
         MANAGEMENT............................................................................... 98

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................................... 99

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM
         8-K...................................................................................... 99

                                     (iii)

                                    PART I

ITEM 1.   BUSINESS

GENERAL

     Chevy Chase Bank, F.S.B., ("Chevy Chase" or the "Bank"), is a federally chartered and federally insured stock savings bank which at September 30, 1995 was conducting business from 88 full-service offices and 439 automated teller machines ("ATMs") in Maryland, Virginia and the District of Columbia. The Bank, which is headquartered in Montgomery County, Maryland, a suburban community of Washington, D.C., also maintains 18 mortgage loan production offices in Maryland, Virginia and the District of Columbia, 17 of which are operated by a wholly-owned mortgage banking subsidiary. At September 30, 1995, the Bank had total assets of $4.9 billion, total deposits of $4.2 billion and total stockholders' equity of $328.5 million. Based on total consolidated assets at September 30, 1995, Chevy Chase is the largest bank headquartered in the Washington, D.C. metropolitan area.

     Chevy Chase is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and credit card and other types of consumer loans. As a complement to its basic deposit and lending activities, the Bank provides a number of related financial services to its customers, including securities brokerage and insurance products offered through its subsidiaries.

     Chevy Chase recorded income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $54.7 million and net income of $37.3 million for the year ended September 30, 1995, compared to income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $52.7 million and net income of $29.0 million for the year ended September 30, 1994. At September 30, 1995, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 5.77%, 5.77%, 6.65% and 11.63%, respectively. The Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations established pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). On the basis of its balance sheet at September 30, 1995, the Bank met the FIRREA-mandated fully phased-in capital requirements and, on a fully phased-in basis, met the capital standards established for "well capitalized" institutions under the prompt corrective action regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital."

     Chevy Chase is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and, to a lesser extent by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposit accounts are fully insured up to $100,000 per insured depositor by the Savings Association Insurance Fund (the "SAIF"), which is administered by the FDIC.

REGULATION

     FEDERAL HOME LOAN BANK SYSTEM. The Bank is a member of the Federal Home Loan Bank ("FHLB") of Atlanta. The 12 FHLBs are administered by the Federal Housing Finance Board, an independent agency within the executive branch of the federal government. The FHLBS serve as a central credit facility for member savings institutions. Their primary credit mission is to enhance the availability of residential mortgages. From time to time, the Bank obtains advances from the FHLB. At September 30, 1995, the Bank had outstanding

$155.1 million of advances from the FHLB of Atlanta. See Note 16 to the Consolidated Financial Statements in this report and "Deposits and Other Sources of Funds - Borrowings."

     As a member of the FHLB of Atlanta, the Bank is required to acquire and hold shares of capital stock in that bank in an amount equal to the greater of:
(i) 1.0% of mortgage-related assets (i.e., home mortgage loans, home-purchase contracts and similar obligations); (ii) 0.3% of total assets; (iii) $500; or
(iv) 5.0% of outstanding advances. Pursuant to this requirement, the Bank had an investment of $31.9 million in FHLB stock at September 30, 1995. The Bank earned dividends of $2.3 million during each of the years ended September 30, 1995 and 1994, at weighted average annual rates of 7.19% and 5.65%, respectively, during such years.

     LIQUIDITY REQUIREMENTS. The Bank is required to maintain a daily average balance of liquid assets (including cash, federal funds, certain time deposits, certain bankers' acceptances, certain corporate debt securities and commercial paper, securities of certain mutual funds and specified U.S. Government, state government and federal agency obligations) equal to a specified percentage of its average daily balance of deposits (based upon the preceding month's average balances), plus borrowings (or portions thereof) payable in one year or less. This liquidity requirement is currently 5.0%. Federal regulations also require that each institution maintain an average daily balance of short-term liquid assets equal to at least 1.0% of its average daily balance of deposits, plus borrowings payable in one year or less. If an institution's liquid assets or short-term liquid assets at any time do not at least equal (on an average daily basis for the month) the amount required by the OTS, the institution could be subject to various monetary penalties imposed by the OTS. At September 30, 1995, the Bank was in compliance with both requirements, with a liquid assets ratio of 17.5% and a short-term liquid assets ratio of 5.8%.

     DEPOSIT INSURANCE PREMIUMS. Under FDIC insurance regulations, the Bank is required to pay premiums to SAIF for insurance of its accounts. The FDIC utilizes a risk-based premium system in which an institution pays premiums for deposit insurance on its SAIF-insured deposits ranging from 0.23% to 0.31% based on supervisory evaluations and on the institution's capital category under the OTS's prompt corrective action regulations. See "Prompt Corrective Action."

     Although the FDIC insures commercial banks as well as thrifts, the insurance reserve funds for commercial banks and thrifts have been segregated into the Bank Insurance Fund ("BIF") and the SAIF, respectively. The FDIC is required to increase the reserve levels of both the BIF and the SAIF to 1.25% of insured deposits over a reasonable period of time and thereafter to maintain such valuation allowances at not less than that level. During fiscal 1995, the BIF reserve reached the mandated 1.25% of insured deposits. Accordingly, although the FDIC previously had applied the same premium rates to BIF and SAIF deposits, the FDIC board, in August 1995, approved lower BIF premium rates for all but the riskiest institutions. On the other hand, the SAIF, of which Chevy Chase is a member, is not expected to achieve the required 1.25% level until at least 2002 without Congressional action to provide additional funding or to merge the BIF and SAIF. The resulting disparity in insurance premiums for commercial banks and thrifts could lead to a competitive disadvantage for the thrift industry in the pricing of loans and deposits and the incurrence of operating costs.

     Congress is considering legislation that would either reduce or eliminate the anticipated disparity between BIF and SAIF insurance premiums. See "Pending Legislation - Balanced Budget Act of 1995."

     SAIF insurance may be terminated by the FDIC, after notice and a 30-day corrective period, upon a finding by the FDIC that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The 30-day period may be eliminated by the FDIC with the approval of the OTS.

     REGULATORY CAPITAL. Under OTS regulations implementing the capital requirements imposed by FIRREA, savings institutions, such as the Bank, are subject to a minimum tangible capital requirement, a minimum core (or leverage) capital requirement, and a minimum total risk-based capital requirement. Each of these requirements generally must be no less stringent than the capital standards for national banks. At September 30, 1995, the Bank's tangible, core and total risk-based regulatory capital ratios were 5.77%, 5.77% and 11.63%, respectively, compared to the minimum requirements under FIRREA of 1.50%, 3.00% and 8.00%, respectively, in effect at that date.

     Under the minimum leverage ratio under FIRREA, Chevy Chase must maintain a ratio of "core capital" to tangible assets of not less than 3.0%. However, under the OTS "prompt corrective action" regulations, an institution that is not in the highest supervisory category must maintain a minimum leverage ratio of 4.0% to be considered an "adequately capitalized" institution. See "Prompt Corrective Action." "Core capital" generally includes common shareholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries, less certain intangible assets, except that purchased mortgage servicing rights and originated mortgage servicing rights (collectively "MSRs") and purchased credit card relationships ("PCCRs") may be included up to an aggregate amount of 50% of core capital. PCCRs are also subject to a sublimit of 25% of core capital. For these purposes, MSRs and PCCRs are valued at the lesser of 90% of fair market value or 100% of the current unamortized book value. At September 30, 1995, the Bank had qualifying MSRs of $27.2 million, which constituted 9.6% of core capital at that date, and had no PCCRs.

     The amount of qualifying supervisory goodwill includable as core capital decreased from 0.375% to 0% effective January 1, 1995. Deductions or phase-outs from capital also apply for investments in, and loans to, subsidiaries engaged in activities not permissible for national banks, for equity investments that are not permissible for national banks and for the portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio.

     The tangible capital requirement adopted by the OTS requires a savings institution to maintain "tangible capital" in an amount not less than 1.5% of tangible assets, which is the minimum limit permitted by FIRREA. "Tangible capital" is defined as core capital less any intangible assets (including supervisory goodwill), plus qualifying MSRs valued at the amount includable in core capital.

     The risk-based capital requirements issued by the OTS provide that the capital ratio applicable to an asset is adjusted to reflect the degree of credit risk associated with that asset and that the asset base for computing a savings institution's capital requirement includes off-balance-sheet assets. Capital must be maintained against the full amount of assets sold with recourse despite the fact that the assets are treated as having been sold under GAAP. However, the amount of capital required need not exceed the amount of recourse retained.

     There are currently four categories of risk-weightings: 0% for cash and similar assets, 20% for qualifying mortgage-backed securities, 50% for qualifying residential permanent real estate loans and 100% for other loans, including credit card loans, commercial real estate loans and loans more than 90 days past due and for real estate acquired in settlement of loans. Savings institutions generally are required to maintain risk-based capital equal to 8.0% of risk-weighted assets, with at least half of that amount in the form of core capital.

     A savings institution's supplementary capital may be used to satisfy the risk-based capital requirement only to the extent of the institution's core capital. Supplementary capital includes cumulative perpetual preferred stock, qualifying non-perpetual preferred stock, qualifying subordinated debt, nonwithdrawable accounts and pledged deposits, and allowances for loan and lease losses (up to a maximum of 1.25% of risk-weighted assets). At September 30, 1995, the Bank had $53.3 million in allowances for loan and lease losses, of which $53.1 million was includable as supplementary capital.

     Subordinated debt may be included in supplementary capital with OTS approval subject to a phase-out based on its term to maturity. The phase-out established for such maturing capital instruments by the OTS permits an institution to include such instruments in supplementary capital under one of two phase-out options: (i) at the beginning of each of the last five years prior to the maturity date of the instrument, the institution may reduce the amount eligible to be included by 20% of the original amount or (ii) the institution may include only the aggregate amount of maturing capital instruments that mature in any one year during the seven years immediately prior to an instrument's maturity that does not exceed 20% of the institution's capital. Once an institution selects either the first or second option, it must continue to select the same option for all subsequent issuances of maturing capital instruments as long as there is any outstanding balance of such instruments for which an option has been selected. The Bank has a $10.0 million capital note outstanding which is treated in accordance with the rules in effect at November 7, 1989, the date of issuance of the new regulation. At September 30, 1995, the Bank had $160.0 million in maturing subordinated capital instruments, of which $151.4 million was includable as supplementary capital. See "Deposits and Other Sources of Funds - Borrowings."

     FDICIA required OTS and the other regulators to revise their risk-based capital standards to take into account interest-rate risk, concentration of credit risk and the risks of non-traditional activities. The OTS amended its risk-based capital rules to incorporate interest-rate risk measures to complement measures already established for credit risk. An institution that would experience a change in "portfolio equity" in an amount in excess of 2.0% of the institution's assets as a result of a 200 basis point increase or decrease in the general level of interest rates would be required to maintain additional amounts of risk-based capital based on the lowest interest rate exposure at the end of the three previous quarters. In August 1995, the OTS indefinitely delayed implementation of its interest-rate risk regulation pending the testing of an OTS appeals process. At September 30, 1995, the Bank would not have been required to maintain additional amounts of risk-based capital had the interest-rate risk component of the capital regulations been in effect.

     Under regulations effective January 17, 1995, the OTS must consider concentration of credit risk and risks arising from non-traditional activities, as well as a thrift's ability to manage these risks, in evaluating whether the thrift should be subject to an individual minimum capital requirement.

     OTS regulations contain special rules affecting savings institutions with certain kinds of subsidiaries. For purposes of determining compliance with each of the capital standards, a savings institution's investments in, and extensions of credit to, subsidiaries engaged in activities not permissible for a national bank ("non-includable subsidiaries") are, with certain exceptions, deducted from the savings institution's capital. At September 30, 1995, investments in non-includable subsidiaries were subject to a 60% phase-out from all three FIRREA capital requirements. This phase-out will increase to 100% on July 1, 1996. All or a portion of the assets of each of a savings institution's subsidiaries are generally consolidated with the assets of the savings institution for regulatory capital purposes unless all of the savings institution's investments in, and extensions of credit to, such subsidiary are deducted from capital. Chevy Chase's real estate development subsidiaries are its only subsidiaries engaged in activities not permissible for a national bank. At September 30, 1995, the Bank's investments in, and extensions of credit to, its non-includable subsidiaries had been reduced to approximately $3.9 million, of which $2.1 million constituted a deduction from tangible capital.

     OTS capital regulations also require the 100% deduction from total capital of all equity investments that are not permissible for national banks and the portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio. The Bank's only equity investments at September 30, 1995 are certain properties classified as real estate held for sale which the Bank has agreed to treat as equity investments for regulatory capital purposes. At September 30, 1995, the book value of these properties after subsequent valuation allowances was $29.2 million, of which $25.7 million was required to be deducted from total capital. The Bank had no land loans or non-residential construction loans with loan-to-value ratios greater than 80% at September 30, 1995.

     OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for real estate acquired in settlement of loans ("REO" or "real estate held for sale") to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from risk-based capital. In September 1995, the Bank received from the OTS an extension through September 29, 1996 of the five-year holding period for certain of its REO properties acquired through foreclosure in fiscal 1990 and 1991. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Regulatory Action and Requirements."

     The Bank in recent periods has actively managed its levels of investments in, and loans to, non-includable subsidiaries and equity investments to minimize the impact of the deductions from capital for these investments. The Bank's ability to maintain capital compliance is dependent on a number of factors, including, for example, general economic conditions and the condition of local real estate markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Capital - Regulatory Action and Requirements."

     The OTS has the authority to require an institution to maintain capital at levels above the minimum levels generally required, but has not indicated any intention to exercise its authority to do so with respect to the Bank.

     PROMPT CORRECTIVE ACTION. Pursuant to FDICIA, the OTS and the other federal agencies regulating financial institutions have adopted regulations which apply to every FDIC-insured commercial bank and thrift institution a system of mandatory and discretionary supervisory actions which generally become more severe as the capital levels of an individual institution decline. The regulations establish five capital categories to which institutions are assigned for purposes of determining their treatment under these prompt corrective action provisions. An institution is categorized as "well capitalized" under the regulations if (i) it has a leverage ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%, and (ii) is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OTS to meet and maintain a specific capital level. An institution is considered "adequately capitalized" if such capital ratios are at least 4.0% (3.0% if rated in the highest supervisory category), 4.0% and 8.0%, respectively. An institution with a leverage ratio below 4.0% (3.0% if rated in the highest supervisory category), a tier 1 risk-based capital ratio below 4.0% or a total risk-based capital ratio below 8.0% is considered "undercapitalized" and an institution with ratios under 3.0%, 3.0% or 6.0%, respectively, is considered "significantly undercapitalized." Finally, an institution is considered "critically undercapitalized," and subject to provisions mandating appointment of a conservator or receiver, if its ratio of "tangible equity" (generally defined by the OTS as core capital plus cumulative perpetual preferred stock) to total assets is 2.0% or less. An institution's classification category could be downgraded if, after notice and an opportunity for a hearing, the OTS determined that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

     At September 30, 1995, the Bank's leverage, tier 1 risk-based and total risk-based regulatory capital ratios were 5.77%, 6.65% and 11.63%, respectively, which exceeded the ratios established for "well capitalized" institutions, and the Bank was not subject to any applicable written agreement, order or directive to maintain a specific capital level. On a fully phased-in basis, at September 30, 1995, the Bank would also exceed the capital standards established for "well capitalized" institutiions.

     REGULATORY AGREEMENT. In October 1993, the Bank and the OTS amended a written agreement dated September 30, 1991 that imposed certain restrictions on the Bank. As amended, the agreement continues to address transactions with affiliates, reduction of real estate acquired in settlement of loans, and asset quality. Specifically, the Bank has agreed that it will not, without receiving the prior approval of the OTS, (i) increase its investment in certain of its planned unit developments ("Communities"), including the four Communities which are under active development, beyond specified levels, (ii) make any additional tax sharing payments to B. F. Saul Real Estate Investment Trust (the "Trust"), which owns 80% of the Bank's common stock, or (iii) engage in any other transaction with the Trust. In addition, the Bank must (i) provide the OTS with 15 days notice prior to selling any asset with a value over $20 million, (ii) make every effort to reduce its exposure in certain of its Communities, including the four active Communities, (iii) notify the OTS 15 days prior to rejecting any purchase offers for the Communities and (iv) sell any single-family permanent loans for purchases of homes in the Communities if the terms of those loans are more favorable to the borrowers than terms prevailing in the general market. The amended agreement also requires the Bank to submit various periodic reports to the OTS. A material violation of the agreement could subject the Bank to additional regulatory sanctions. Management believes the Bank is in material compliance with the agreement.

     GROWTH RESTRICTIONS. Primarily because of its level of non-performing assets, the Bank remains subject to restrictions on asset growth. Under the applicable OTS requirements, the Bank may not increase its total assets during any calendar quarter in excess of an amount equal to net interest credited on deposit liabilities during the quarter without prior written approval from

OTS. On December 29, 1994, the OTS notified the Bank that it would not object to an increase in the Bank's total assets of approximately $75 million for the period October 1, 1994 through December 31, 1994. In addition, the OTS notified the Bank on March 21, 1995 that it would waive the growth restriction for the period from January 1, 1995 through March 31, 1995 to allow for an increase in total assets of up to $125 million. On December 21, 1995, the OTS notified the Bank that it would waive the growth restriction for the quarter ending March 31, 1996 to allow for an increase in total assets of up to $200 million, subject to the conditions that the Bank maintain sufficient capital to meet the "well capitalized" ratios under the OTS's prompt corrective action regulations as well as all fully phased-in regulatory capital requirements.

     QUALIFIED THRIFT LENDER ("QTL") TEST. Insured savings institutions like the Bank must meet a QTL test to avoid imposition of certain restrictions. The QTL test requires thrifts to maintain a "thrift investment percentage" equal to a minimum of 65%. The numerator of such percentage is the thrift's "qualified thrift investments" and the denominator is the thrift's "portfolio assets." "portfolio assets" is defined as total assets minus (i) the thrift's premises and equipment used to conduct its business, (ii) liquid assets, as defined, and
(iii) intangible assets, including goodwill. the QTL test must be met on a monthly average basis in nine out of every 12 months.

     At September 30, 1995, the Bank had 74.6% of its portfolio assets invested in qualified thrift investments. Additionally, the Bank met the QTL test in each of the previous 12 months.

     At least 55% of a thrift's "qualified thrift investments" must consist of residential housing loans (including home equity loans and manufactured housing loans), mortgage-backed securities and FHLB and Federal National Mortgage Association stock. Portions of other assets are also includable, provided that the total of these assets does not exceed 20% of portfolio assets. Assets in this category include 50% of residential housing loans originated and sold within 90 days, investments in real estate-oriented service corporations, 200% of mortgage loans for residences, churches, schools, nursing homes and small businesses in areas with unmet credit needs (low or moderate income areas where credit demand exceeds supply) and loans for personal, family household or educational purposes (which may not exceed 10% of portfolio assets). Intangible assets, including goodwill, are specifically excluded from qualified thrift investments.

     An institution that fails to meet the QTL test is subject to significant penalties. Immediately after an institution ceases to be a QTL, it (i) may not make any new investment or engage directly or indirectly in any other new activity unless the investment or activity would be permissible for a national bank, (ii) may not establish any new branch office at any location at which a national bank could not establish a branch office, (iii) may not obtain new advances from the applicable FHLB and (iv) may not pay dividends beyond the amounts permissible if it were a national bank. One year following an institution's failure to meet the test, the institution's holding company parent must register and be subject to supervision as a bank holding company. Three years after failure to remain a QTL, an institution may not retain any investments or engage in any activities that would be impermissible for a national bank, and must repay any outstanding FHLB advances as promptly as possible consistent with the safe and sound operation of the institution.

     Because Chevy Chase is engaged in activities that are not currently permissible for national banks, such as investing in subsidiaries that engage in real estate development activities, failure to satisfy the QTL test would require Chevy Chase to terminate these activities and divest itself of any prohibited assets held at such time. Based on a review of the Bank's current activities, management of the Bank believes that compliance with these restrictions would not have a significant adverse effect on the Bank. In addition, because the Trust is engaged in real estate ownership and development, which are activities that are currently prohibited for bank holding companies, failure by Chevy Chase to remain a QTL, in the absence of a significant restructuring of the Trust's operations, would, in effect, require the Trust to reduce its ownership of Chevy Chase to a level at which it no longer would be deemed to control the Bank.

     The Bank has received permission from the OTS to include a specified percentage of the Bank's credit card portfolio as "housing-related" qualified thrift investments if the Bank otherwise would not meet the 65% requirement. The specified percentage is based on a statistical methodology approved by the OTS which must be updated annually. The only time the Bank has needed to include housing-relating credit card balances to meet the QTL test was in the quarter ended March 31, 1989.

     The Bank has taken, and will continue to take, steps to meet the QTL test by structuring its balance sheet to include the required percentage of qualified thrift investments. The Bank's credit card loan securitization and sales activity to date has been undertaken, in part, to meet these objectives.

     DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS. Under OTS regulations, the ability of thrift institutions such as the Bank to make "capital distributions" (defined to include payment of dividends, stock repurchases, cash-out mergers and other distributions charged against the capital accounts of an institution) varies depending primarily on the institution's regulatory capital level. The regulations do not apply to interest or principal payments on debt, including interest or principal payments on the bank's outstanding subordinated debentures.

     Institutions are divided into three tiers for purposes of these regulations. Tier 1 institutions are those in compliance with their "fully phased-in" capital requirements and which have not been notified by the OTS that they are "in need of more than normal supervision." Tier 1 institutions may make capital distributions without regulatory approval in amounts up to the greater of (i) 100% of net income for the calendar year to date, plus up to one-half of the institution's surplus capital (i.e., the excess of capital over the fully phased-in requirement) at the beginning of the calendar year in which the distribution is made or (ii) 75% of net income for the most recent four quarters.

     Tier 2 institutions are those in compliance with their current, but not their fully phased-in, capital requirements. Tier 2 institutions may make distributions without regulatory approval of up to 75% of their net income for the most recent four quarters. Tier 1 and Tier 2 institutions that make capital distributions under the foregoing rules must continue to meet the applicable capital requirements on a pro forma basis after giving effect to such distributions. Tier 1 and Tier 2 institutions may seek OTS approval to pay dividends beyond these amounts.

     Tier 3 institutions have capital levels below their current required minimum levels and may not make any capital distributions without the prior written approval of the OTS.

     The OTS retains general discretion to prohibit any otherwise permitted capital distributions on general safety and soundness grounds and must be given 30 days advance notice of all capital distributions. The OTS has approved the payment of dividends on the Bank's outstanding 13% Noncumulative Perpetual Preferred Stock, Series A (the "Preferred Stock"), provided that (i) immediately after giving effect to the dividend payment, the Bank's core and risk-based regulatory capital ratios would not be less than 4.0% and 8.0%, respectively;
(ii) dividends are earned and payable in accordance with the OTS capital distribution regulation; and (iii) the Bank continues to make progress in the disposition and reduction of its non-performing loans and real estate owned.

     At September 30, 1995, the Bank had sufficient levels of capital to be a Tier 1 institution. However, the OTS retains discretion under its capital distribution regulation to treat an institution that is in need of more than normal supervision (after written notice) as a Tier 2 or Tier 3 institution. In December 1994, the OTS proposed to amend its capital distribution regulation to simplify it and to conform it to the system of "prompt corrective action" established by FDICIA. The proposal would replace the current "tiered" approach with one that, in accordance with the OTS's "prompt corrective action" rule, would allow associations to make only those capital distributions that would not cause capital to drop below the level required to remain adequately capitalized. Those associations that are held by a savings and loan holding company, such as the Bank, or that receive a composite supervisory rating lower than "2" would continue to be required to notify the OTS prior to making any capital distributions. Those associations that are undercapitalized or that would be undercapitalized following a capital distribution, or that are not undercapitalized but are in "troubled condition "(defined generally to include institutions subject to a formal written agreement relating to safety and soundness), could make a capital distribution only upon application to and approval by the OTS. The proposal would delete from the OTS regulations the current numerical restrictions on the amount of permissible capital distributions.

     In May 1988, in connection with the merger of a Virginia thrift into the Bank, the Saul Company and the Trust entered into a capital maintenance agreement in which they agreed not to cause the Bank without prior written approval of its federal regulator to pay "dividends" in any fiscal year in excess of 50% of the Bank's net income for that fiscal year, provided that any dividends permitted under such limitation could be deferred and paid in a subsequent year. However, under both the current and the proposed OTS capital distribution rule, with the approval of the OTS, the Bank could substitute the requirements of the OTS capital distribution rule for any more stringent requirements imposed on it by a previous written agreement.

     The Bank is subject to other limitations on its ability to pay dividends. The indenture pursuant to which $150 million principal amount of the Bank's 9 1/4% Subordinated Debentures due 2005 was issued in 1993 (the "Indenture") provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of a continuing default shall have occurred and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15 million, (ii) 66 2/3% of the Bank's consolidated net income (as defined) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding these restrictions on dividends, provided no event of default has occurred or is continuing under the Indenture, the Indenture does not restrict the payment of dividends on the Preferred Stock or any payment-in-kind preferred stock issued in lieu of cash dividends on the Preferred Stock or the redemption of any such payment-in-kind preferred stock. See "Security Ownership of Certain Beneficial Owners and Management - Preferred Stock."

     The payment of any dividends on the Bank's common stock and Preferred Stock will be determined by the Board of Directors based on the Bank's liquidity, asset quality profile, capital adequacy and recent earnings history, as well as economic conditions and other factors deemed relevant by the

Board of Directors, including applicable government regulations and policies. See "Deposits and Other Sources of Funds - Borrowings."

     LENDING LIMITS. Since FIRREA, thrift institutions have been subject to the same loans-to-one-borrower limits that apply to national banks. With certain exceptions, the limits prohibit an institution from lending to one borrower (including certain related entities of the borrower) in an amount in excess of 15% of the institution's unimpaired capital and unimpaired surplus, plus an additional 10% for loans fully secured by readily marketable collateral. The Bank's loans-to-one-borrower limit was approximately $73.4 million at September 30, 1995, and no group relationships exceeded this limit at that date.

     SAFETY AND SOUNDNESS STANDARDS. FDICIA requires the federal financial institution regulators to devise standards to evaluate the operations of depository institutions, as well as standards relating to asset quality, earnings and compensation. In July 1995, the OTS and the federal bank regulatory agencies jointly issued final safety and soundness standards. The operational standards adopted cover internal controls and audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and employee compensation. An institution that fails to meet a standard that is imposed through regulation may be required to submit a plan for corrective action within 30 days. If a savings association fails to submit or implement an acceptable plan, the OTS must order it to correct the deficiency, and may restrict its rate of asset growth, prohibit asset growth entirely, require the institution to increase its ratio of tangible equity to assets, restrict the interest rate paid on deposits to the prevailing rates of interest on deposits of comparable amounts and maturities, or require the institution to take any other action the OTS determines will better carry out the purpose of prompt corrective action. Imposition of these sanctions is within the discretion of the OTS in most cases, but is mandatory if the savings institution commenced operations or experienced a change in control during the 24 months preceding the institution's failure to meet these standards, or underwent extraordinary growth during the preceding 18 months.

     In addition, the OTS and the federal bank regulators also published proposed safety and soundness standards for asset quality and earnings. The asset quality standards would require that an insured depository institution establish and maintain a system to identify problem assets and prevent deterioration in those assets. The earnings standards would require that an insured depository institution establish and maintain a system to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves. Based on its review of the proposed regulation, management does not believe that these new requirements, if adopted substantially in the form proposed, would have a material adverse effect on the Bank's operations.

     REGULATORY ASSESSMENTS. Pursuant to authority under FIRREA, the OTS has adopted the following fees to fund its operations: (i) asset-based assessments for all savings institutions, (ii) examination fees for certain affiliates of savings associations, (iii) application fees, (iv) securities filing fees and
(v) publication fees. Of these fees, the semi-annual asset-based assessments (which totaled $352,000 for the six-month period ending December 31, 1995) are the most significant.

     OTHER REGULATIONS AND LEGISLATION. As a thrift institution, Chevy Chase continues to be subject to a requirement that it obtain prior approval of the OTS before merging with another institution or before increasing its insured accounts through merger, consolidation, purchase of assets or assumption of liabilities. Also, as a SAIF-insured institution, the Bank is subject to limitations on its ability to buy or sell deposits from or to, or to combine with, a BIF-insured institution. Despite these restrictions, SAIF-insured thrifts may be acquired by banks or by Bank holding companies under certain circumstances.

     The federal agencies regulating financial institutions possess broad enforcement authority over the institutions they regulate, including the authority to impose civil money penalties of up to $1 million per day for violations of laws and regulations.

     Federally chartered thrifts like Chevy Chase generally are permitted to establish new branches anywhere in the United States, provided that they (i) meet their regulatory capital requirements; (ii) either have a satisfactory record under the OTS's regulations implementing the Community Reinvestment Act ("CRA") or have committed to improve their investment-related practices and performance to the satisfaction of the OTS; (iii) meet the domestic building and loan test of section 7701(a)(19) of the Internal Revenue Code or the asset composition test of subparagraph (C) of that section; and (iv) meet the domestic building and loan test or the asset composition test with respect to each state outside of its home state where the association has established branches.

     Under legislation adopted in 1993, amounts realized by the FDIC from the liquidation or other resolution of any insured depository institution must be distributed to pay claims (other than secured claims to the extent of any such security) in the following order of priority: (i) administrative expenses of the receiver, (ii) any deposit liability of the institution, (iii) any other general or senior liability of the institution (which is not an obligation described in clause (iv) or (v)), (iv) any obligation subordinated to depositors or general creditors (which is not an obligation described in clause (v)) and (v) any obligation to stockholders arising as a result of their status as stockholders.

PENDING LEGISLATION

     BALANCED BUDGET ACT OF 1995. In November 1995, Congress passed and presented to President Clinton the Balanced Budget Act of 1995 (the "Budget Act"), which would, among other things, capitalize the SAIF and either reduce or eliminate the disparity between the BIF and SAIF insurance rates. Under the Budget Act: (i) thrift institutions would pay a one-time assessment estimated to be up to 85 basis points on their SAIF-insured deposits, as measured on March 31, 1995, to increase the SAIF's reserve ratio to 1.25%; and (ii) effective January 1, 1996, the assessment base for interest on Financing Corporation bonds, which were issued in the late 1980's to resolve troubled thrifts, would be expanded to cover all FDIC-insured institutions, including members of both BIF and SAIF. If the legislation is enacted in its current form, the Bank would be required to pay a one-time assessment of up to $35 million in the first quarter of calendar year 1996; however, the Bank's semi-annual risk-based deposit insurance premiums should be reduced in future years.

     The Budget Act also would repeal the thrift bad debt reserve provisions of the Internal Revenue Code. See "Federal Taxation - Bad Debt Reserve." In addition, although the Budget Act does not require savings associations to convert to bank charters, it does provide for a merger of the BIF and the SAIF on January 1, 1998, if no insured depository institution remains chartered as a savings association on that date.

     On December 6, 1995, President Clinton vetoed the Budget Act for reasons that are unrelated to the above-described provisions, and it cannot be determined whether, or in what form, the Budget Act will eventually be enacted.

     THRIFT CHARTER LEGISLATION. In September 1995, the Financial Institutions Subcommittee of the House Banking Committee approved the Thrift Charter Conversion Act of 1995 (the "Conversion Act"). The Conversion Act would, among other things, eliminate the federal thrift charter by requiring all federally chartered thrifts, including the Bank, to convert to national bank, state bank, or state thrift charters by January 1, 1998. Any institution with a federal thrift charter on January 1, 1998, would be converted to a national bank by operation of law. Effective January 1, 1998, the Conversion Act also would, among other things: (i) abolish the OTS and transfer its functions to other agencies; (ii) repeal the Home Owners Loan Act, the federal statute governing the operations of thrift institutions and their holding companies; and (iii) merge the SAIF and BIF.

     Following conversion, a federal thrift generally would be required to conform its activities to those permissible under its new charter. However, existing non-conforming activities could be continued for up to four years (two years, with two possible one year extensions) from the date that the thrift converts to a new charter. Accordingly, if the Conversion Act were enacted in its current form and Chevy Chase were to become a national bank, the Bank could be required, within as little as two years after its conversion date, to restrict its sales of non-credit-related insurance and to divest itself of certain limited real estate investments.

     The Conversion Act would permanently grandfather the existing interstate branches of a converted thrift, but the converted thrift could establish additional interstate branches only in conformity with federal and state law applicable to national and state-chartered commercial banks without regard to any grandfathered interstate branches. Because Maryland and Virginia have enacted interstate banking laws, the principal impact on the Bank of this provision of the Conversion Act would be to eliminate the flexibility the Bank now has under federal law to open interstate branches in any state, regardless of state law. Conversion of the Bank to a commercial bank charter also would change (i) the primary federal regulator of the Bank and (ii) certain of the regulatory capital and accounting policies and rules applicable to the Bank. Application of different capital and accounting policies and rules without an appropriate transition period could have an adverse effect on the Bank's earnings and regulatory capital ratios.

     Finally, upon the Bank's conversion to a commercial bank, the Bank's four registered savings and loan holding companies would become bank holding companies regulated at the holding company level by the Federal Reserve Board ("FRB"). Current rules and regulations of the FRB subject bank holding companies to capital requirements and activities restrictions that are not currently generally applicable to savings and loan holding companies under OTS regulations. The Conversion Act would permit holding companies of converted thrifts that meet certain requirements ("Qualified Bank Holding Companies" or "QBHCs") to continue to engage in nonconforming activities so long as their subsidiary converted thrift continued to satisfy the qualified thrift lender test and continued to comply with all limitations and restrictions on the types and amounts of loans and investments (such as the 10% of assets limitation on commercial loans) that were applicable to such institutions on the Conversion Act's enactment date. However, QBHC status would be lost if (i) the QBHC underwent a change in control, or were the subject of any merger or consolidation with a company not under common control with the QBHC or (ii) either the QBHC or its subsidiary converted thrift acquired more than 5% of the shares or assets of any insured depository institution. Under the Conversion Act, QBHCs generally would not be subject to the FRB's bank holding company capital requirements.

     In November 1995, legislation identical to the Conversion Act was introduced in the Senate, and the Senate Banking Committee has announced plans to hold hearings on the bill and to approve its version of a bill by April 1996. Chevy Chase cannot determine whether, or in what form, such legislation will eventually be enacted.

FEDERAL RESERVE SYSTEM

     The FRB requires depository institutions, including federal savings banks, to maintain valuation allowances against their transaction accounts and certain non-personal deposit accounts. Because valuation allowances generally must be maintained in cash or non-interest-bearing accounts, the effect of the reserve requirement is to decrease the Bank's earning asset base. FRB regulations generally require that valuation allowances be maintained against net transaction accounts. Prior to December 19, 1995, the first $4.2 million of a depository institution's transaction accounts were subject to a 0% reserve requirement. The next $49.8 million in net transaction accounts were subject to a 3.0% reserve requirement and any net transaction accounts over $54.0 million were subject to a 10.0% reserve requirement. Effective December 19, 1995, the FRB increased the amount of transaction accounts subject to a 0% reserve requirement from $4.2 million to $4.3 million and decreased the "low reserve tranche" from $49.8 million to $47.7 million. The Bank met its reserve requirements for each period during the year ended September 30, 1995. The balances maintained to meet the reserve requirements imposed by the FRB also may be used to satisfy liquidity requirements which are imposed by the OTS.

     The FRB also has a clearing balance requirement which may be established at a depository institution's request in order to, among other things, generate earnings credits at market rates which are used to offset service charges resulting from the use of FRB services. An institution that has a reserve account with the FRB may also elect to maintain a clearing balance requirement with its reserve requirement in a single account. The maintenance period for the clearing balance requirement is the same as that for the reserve maintenance period. Therefore, an institution is expected to maintain a daily average balance equal to the sum of its reserve balance and clearing balance requirements. In order to take advantage of being able to use earnings credits to offset FRB service charges, the Bank began to participate in the clearing balance requirement program, in the maintenance period beginning November 9, 1995. These additional balances may also be used to satisfy the liquidity requirements imposed by the OTS.

     Savings institutions may borrow from the FRB "discount window," although FRB regulations require these institutions to exhaust all reasonable alternate sources of funds, including FHLB sources, before borrowing from the FRB. FDICIA imposes additional limitations on the ability of the FRB to lend to undercapitalized institutions through the discount window.

COMMUNITY REINVESTMENT ACT

     Under the Community Reinvestment Act and the OTS's implementing regulations, a savings association has a continuing and affirmative obligation to help meet the credit needs of its local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. In connection with its examination of a savings association, the OTS is required to assess the institution's record in satisfying the intent of the CRA. In addition, the OTS is required to take into account the institution's record of meeting the credit needs of its community in determining whether to grant approval for certain types of applications.

     The Bank is committed to fulfilling its CRA obligation by providing access to a full range of credit-related products and services to all segments of its community. In April 1995, the OTS issued a final CRA evaluation, based on an examination dated January 9, 1995, and assigned the Bank a "satisfactory" rating.

     In April 1995, the federal bank regulatory agencies issued amendments to the CRA regulations that are designed to focus the CRA examination process on an institution's actual performance in meeting the credit needs of low- and moderate-income neighborhoods rather than on its CRA compliance procedures. Specifically, institutions like the Bank, with more than $250 million in assets, will be evaluated on the basis of their lending and investment in, and provision of services, to low- and moderate-income areas unless they request designation and receive approval as wholesale or limited purpose institutions or have been approved for evaluation under a strategic plan. The Bank does not contemplate employing any of these options. Additionally, large retail banks will be required to collect and report additional data concerning small business loans. Data collection will become effective January 1, 1996 and reporting requirements will become effective on January 1, 1997. Beginning on January
1, 1996, the Bank could be evaluated under the new examination procedures if it provided the necessary data; however, the new procedures are not required to be applied until July 1, 1997.

OTHER ASPECTS OF FEDERAL LAW

     The Bank is also subject to federal statutory provisions covering other items, including security procedures, currency transactions reporting, insider and affiliated party transactions, management interlocks, truth-in-lending, electronic funds transfers, funds availability and equal credit opportunity.

HOLDING COMPANY REGULATION

     THE TRUST AND B. F. SAUL COMPANY. The Trust and B. F. Saul Company (the "Saul Company"), by virtue of their direct and indirect control of the Bank (see "Security Ownership of Certain Beneficial Owners and Management"), and Chevy Chase Property Company ("CCPC") and CCPC's wholly-owned subsidiary Westminster Investing Corporation ("Westminster"), by virtue of Westminster's direct and indirect ownership of 24.9% of the common stock of the Trust (collectively the "Holding Companies"), are "savings and loan holding companies" subject to regulation, examination and supervision by the OTS. The Bank is prohibited from making or guaranteeing loans or advances to or for the benefit of the Holding Companies or other affiliates engaged in activities beyond those permissible for bank holding companies and from investing in the securities of the Holding Companies or other affiliates. Further, transactions between the Bank and the Holding Companies must be on terms substantially the same, or at least as favorable to the Bank, as those that would be available to non-affiliates.

     The Holding Companies must obtain the prior approval of the OTS before acquiring by merger, consolidation or purchase of assets any federally insured savings institution or any savings and loan holding company. As unitary savings and loan holding companies, the Holding Companies are virtually unrestricted in the types of business activities in which they may engage, provided the Bank continues to meet the qualified thrift lender test. See "Qualified Thrift Lender ("QTL") Test." If the Holding Companies were to acquire one or more federally insured institutions and operate them as separate subsidiaries rather than merging them into the Bank, the Holding Companies would become "multiple" savings and loan holding companies. As multiple savings and loan holding companies, the Holding Companies would be subject to limitations on the types of business activities in which they would be permitted to engage, unless the additional thrifts were troubled institutions acquired pursuant to certain emergency acquisition provisions and all subsidiary thrifts met the QTL test. The Holding Companies may acquire and operate additional savings institution subsidiaries outside of Maryland and

Virginia only if the laws of the target institution's state specifically permit such acquisitions or if the acquisitions are made pursuant to emergency acquisition provisions.

     The Trust and the Saul Company entered into an agreement with OTS's predecessor, the Federal Savings and Loan Insurance Corporation, to maintain the Bank's regulatory capital at the required levels, and, if necessary, to infuse additional capital to enable the Bank to meet those requirements. Since the execution of this agreement, the OTS has changed its policy and now accepts more limited agreements from those acquiring thrift institutions. In addition, the regulatory capital requirements applicable to the Bank have changed significantly as a result of FIRREA. The OTS has stated that capital maintenance agreements entered into prior to such modification of OTS policy and the enactment of FIRREA were not affected by such changes. The Trust and the Saul Company have not sought to modify the existing agreement. To the extent the Bank is unable to meet regulatory capital requirements in the future, the OTS could seek to enforce the obligations of the Trust and the Saul Company under the agreement. The Bank's business plan does not contemplate any future capital contributions from the Trust or the Saul Company.

     If the Bank were to become "undercapitalized" under the prompt corrective action regulations, it would be required to file a capital restoration plan with the OTS setting forth, among other things, the steps the Bank would take to become "adequately capitalized." The OTS could not accept the plan unless the Holding Companies guaranteed in writing the Bank's compliance with that plan. The aggregate liability of the Holding Companies under such a commitment would be limited to the lesser of (i) an amount equal to 5.0% of the Bank's total assets at the time the Bank became "undercapitalized" and (ii) the amount necessary to bring the Bank into compliance with all applicable capital standards as of the time the Bank fails to comply with its capital plan. If the holding companies refused to provide the guarantee, the Bank would be subject to the more restrictive supervisory actions applicable to "significantly undercapitalized" institutions. See "Prompt Corrective Action."

     Congress is considering legislation that would significantly restrict the operations of unitary thrift holding companies. See "Business - Pending Legislation - Balanced Budget Act of 1995."

RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), was issued in March 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets, to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. It addresses how impairment losses should be measured and when such losses should be recognized. Under SFAS 121, long-lived assets and certain identifiable intangibles to be held and used shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the entity shall recognize an impairment loss. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of should generally be reported at the lower of carrying amount or fair value less the cost to sell. SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of SFAS 121 is not anticipated to have a material impact on the Bank's financial condition on the results of operations. See Note 1 to the Consolidated Financial Statements in this report.

     Statement of Position 94-6, "Disclosures of Significant Risks and Uncertainties" ("SOP 94-6"), was issued in January 1995. SOP 94-6 requires an entity to disclose certain information about the nature of its operations and use of estimates in the preparation of its financial statements. In addition, if specified criteria are met, it requires an entity to disclose certain information about certain significant estimates and current vulnerability to risk due to certain concentrations. SOP 94-6 is effective for financial statements for fiscal years ending after December 15, 1995, and for financial statements for interim periods in fiscal years subsequent to the year for which SOP 94-6 is first applied. See Note 1 to the Consolidated Financial Statements in this report.

MARKET AREA

     The Bank's principal deposit and lending markets are located in the Washington, D.C. metropolitan area. Service industries and federal, state and local governments employ a significant portion of the Washington, D.C. area labor force, while a substantial number of the nation's 500 largest corporations have some presence in the area. The Washington, D.C. area's seasonally unadjusted unemployment rate is generally below the national rate and was 4.1% in September 1995, compared to the national rate of 5.4%.

     Chevy Chase historically has relied on retail deposits originated in its branch network as its primary funding source. See "Deposits and Other Sources of Funds." Chevy Chase's principal market for deposits consists of Montgomery and Prince George's Counties in Maryland and, to a lesser extent, Fairfax County in Virginia. Approximately 27.4% of the Bank's deposits at September 30, 1995 were obtained from depositors residing outside of Maryland, primarily in Northern Virginia. Chevy Chase had the largest market share of deposits in Montgomery County at June 30, 1995, according to preliminary published industry
statistics.   The per capita income of each of Montgomery and Fairfax Counties ranks among the highest of counties and equivalent jurisdictions nationally. These two counties are also the Washington, D.C. area's largest suburban employment centers, with a substantial portion of their labor force consisting of federal, state and local government employees. Private employment is concentrated in services and retail trade centers. Unemployment in Montgomery and Fairfax Counties in September 1995 (2.8% and 2.9%, respectively) was below the national rate (5.4%) and state rates (5.0% for Maryland and 4.5% for Virginia) for the same month.

     The Bank historically has concentrated its lending activities in the Washington, D.C. metropolitan area. See "Lending Activities."

INVESTMENT AND OTHER SECURITIES

     The Bank is required by OTS regulations to maintain a specific minimum amount of liquid assets and short-term liquid assets invested in certain qualifying types of investments. See "Regulation - Liquidity Requirements." To meet these requirements, the Bank maintains a portfolio of cash, federal funds and mortgage-backed securities with final maturities of five years or less. The balance of investments in excess of regulatory requirements reflects management's objective of maintaining liquidity at a level sufficient to assure adequate funds to meet expected and unexpected balance sheet fluctuations.

     During fiscal 1995, the Bank transferred at fair value all of its investment securities and mortgage-backed securities previously classified as available-for-sale to held-to-maturity and, as a result, all such securities are classified as held-to-maturity at September 30, 1995. Net unrealized holding losses, net of the related income tax effect, continue to be reported as a separate component of stockholders' equity and are being amortized to income over the remaining lives of the securities.

     The OTS has adopted guidelines governing investment securities held by SAIF-insured institutions. The guidelines require that investments in securities be accounted for in accordance with GAAP, summarize the applicable accounting principles and provide guidance regarding the application of GAAP in determining whether securities are properly classified as held-to-maturity, available-for-sale or trading.

LENDING ACTIVITIES

     LOAN PORTFOLIO COMPOSITION. At September 30, 1995, the Bank's loan portfolio totaled $2.9 billion, which represented 59.5% of its total assets. (All references in this report to the Bank's loan portfolio refer to loans, whether they are held for sale and/or securitization or for investment, and exclude mortgage-backed securities.) Loans collateralized by single-family residences constituted 48.3% of the loan portfolio at that date.

     The following table sets forth information concerning the Bank's loan portfolio (net of unfunded commitments) for the periods indicated.

                                LOAN PORTFOLIO
                                --------------
                            (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                      September 30,
                                        --------------------------------------------------------------------------
                                                 1995                      1994                      1993
                                        -----------------------   -----------------------   -----------------------
                                                       % of                      % of                      % of
                                          Balance      Total        Balance      Total        Balance      Total
                                        ------------   --------   ------------   --------   ------------   --------
Residential (1)                         $ 1,391,694      47.3 %   $ 1,369,571      53.8 %   $ 1,287,333      53.6 %
Home equity (1)                              29,024       1.0          34,708       1.4          60,549       2.5
Commercial and multifamily                   85,781       2.9          84,210       3.3          94,079       3.9
Real estate construction
 and ground                                  32,652       1.1          52,350       2.0          62,637       2.6
Credit card (1)                           1,012,548      34.4         650,199      25.5         754,520      31.4
Automobile (1)                              239,217       8.1         289,346      11.4         106,725       4.4
Other                                       152,897       5.2          66,851       2.6          38,048       1.6
                                        ------------   --------   ------------   --------   ------------   --------
                                          2,943,813     100.0 %     2,547,235     100.0 %     2,403,891     100.0 %
                                        ------------   ========   ------------   ========   ------------   ========

Less:

 Unearned premiums and discounts                872                     1,108                     1,484
 Deferred loan origination
  fees (costs)                              (13,520)                  (10,397)                   (3,265)
 Reserve for loan losses                     60,496                    50,205                    68,040

                                             47,848                    40,916                    66,259
                                        ------------              ------------              ------------
     Total loans receivable             $ 2,895,965               $ 2,506,319               $ 2,337,632
                                        ============              ============              ============

                                         -------------------------------------------------
                                                  1992                      1991
                                         -----------------------   -----------------------
                                                        % of                      % of
                                           Balance      Total        Balance      Total
                                         ------------   --------   ------------   --------
Residential (1)                          $   933,867      41.6 %   $ 1,345,409      41.7 %
Home equity (1)                              223,148       9.9         289,976       9.0
Commercial and multifamily                    61,522       2.7          69,097       2.1
Real estate construction
 and ground                                   92,215       4.1         133,852       4.2
Credit card (1)                              872,672      38.9       1,302,008      40.4
Automobile (1)                                19,910       0.9          16,924       0.5
Other                                         42,019       1.9          67,659       2.1
                                         ------------   --------   ------------   --------
                                           2,245,353     100.0 %     3,224,925     100.0 %
                                         ------------   --------   ------------   --------

Less:

 Unearned premiums and discounts               3,260                     3,945
 Deferred loan origination
  fees (costs)                                 2,359                     8,438
 Reserve for loan losses                      78,818                    89,745
                                         ------------              ------------
                                              84,437                   102,128
                                         ------------              ------------
     Total loans receivable              $ 2,160,916               $ 3,122,797
                                         ============              ============

--------------------------------------------------------------------------------
(1)  Includes loans held for sale and/or securitization, if any.

     The Bank will continue to adjust the composition of its loan portfolio in response to a variety of factors, including regulatory requirements and asset and liability management objectives. See "Regulation - Regulatory Capital", "- Qualified Thrift Lender ("QTL") Test" and "- Federal Taxation - Bad Debt Reserve" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset and Liability Management."

     CONTRACTUAL PRINCIPAL REPAYMENTS OF LOANS. The following table shows the scheduled contractual principal repayments of the Bank's loans at September 30, 1995. The entire balance of loans held for sale and/or securitization is shown in the year ending September 30, 1996, because such loans are expected to be sold in less than one year.

                      CONTRACTUAL  PRINCIPAL  REPAYMENTS
                                (In thousands)
--------------------------------------------------------------------------------

                                               Principal
                                                Balance                          Approximate Principal Repayments
                                             Outstanding at                      Due in Years Ending September 30,
                                              September 30,     -------------------------------------------------------------
                                                1995  (1)             1996            1997            1998        1999-2000
                                             --------------     -------------    ------------     ------------    -----------
Residential                                  $    1,323,013     $     26,421     $     24,059     $    25,926     $   81,108
Home equity                                          29,024            2,013           -               -              -
Commercial and multifamily                           85,781            7,197            1,506             680         15,723
Real estate construction and ground                  32,652           13,993           17,479           1,180              0
Credit card (2)                                     712,548           41,872           39,411          37,095         70,429
Automobile                                           39,217            8,178            8,909           9,705         12,425
Other                                               152,897           21,880           23,169          23,068         29,431
Loans held for sale                                  68,679           68,679           -               -              -
Loans held for securitization and sale              500,000          500,000           -               -              -
                                             --------------     -------------    ------------     ------------    -----------
         Total loans receivable (3)          $    2,943,813     $    690,233     $    114,533     $    97,654     $  209,116
                                             ==============     =============    ============     ============    ===========


Fixed-rate loans                             $      366,988     $     33,756     $     35,100     $    37,750     $   91,332
Adjustable-rate loans                             2,008,146           87,798           79,433          59,904        117,784
Loans held for sale                                  68,679           68,679           -               -              -
Loans held for securitization and sale              500,000          500,000           -               -              -
                                             --------------     -------------    ------------     ------------    -----------
         Total loans receivable (3)          $    2,943,813     $    690,233     $    114,533     $    97,654     $  209,116
                                             ==============     =============    ============     ============    ===========
                                                     Approximate Principal Repayments
                                                     Due in Years Ending September 30,
                                             -------------------------------------------------
                                                                                    2011 and
                                                  2001-2005        2006-2010       Thereafter
                                             --------------     -------------    -------------
Residential                                  $      195,282     $    174,353     $    795,866
Home equity                                          -                -                27,011
Commercial and multifamily                           48,060           12,615           -
Real estate construction and ground                  -                -                -
Credit card (2)                                     137,522          101,594          284,625
Automobile                                           -                -                -
Other                                                55,349           -                -
Loans held for sale                                  -                -                -
Loans held for securitization and sale               -                -                -
                                             --------------     -------------    -------------
         Total loans receivable (3)          $      436,213     $    288,562     $  1,107,502
                                             ==============     =============    =============


Fixed-rate loans                             $      144,675     $      6,356     $     18,019
Adjustable-rate loans                               291,538          282,206        1,089,483
Loans held for sale                                       0                0                0
Loans held for securitization and sale                    0                0                0
                                             --------------     -------------    -------------
         Total loans receivable (3)          $      436,213     $    288,562     $  1,107,502
                                             ==============     =============    =============

________________________________________________________________________________
(1) Of the total amount of loans outstanding at September 30, 1995 which were due after one year, an aggregate principal balance of approximately $333.2 million had fixed interest rates and an aggregate principal balance of approximately $1.9 billion had adjustable interest rates.
(2) Estimated repayments of credit card loans reflect the required minimum payments.
(3) Before deduction of reserve for loan losses, unearned discounts and deferred loan origination fees (costs).

     Actual payments may not reflect scheduled contractual principal repayments due to the effect of loan refinancings, prepayments and enforcement of due-on-sale clauses, which give the Bank the right to declare a "conventional loan" -- one that is neither insured by the Federal Housing Administration ("FHA") nor partially guaranteed by the Veterans' Administration ("VA") -- immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. Although the Bank's single-family residential loans historically have had stated maturities of generally 30 years, such loans normally have remained outstanding for substantially shorter periods because of these factors. At September 30, 1995, principal repayments of $121.6 million are contractually due to the Bank within the next year. Of the $121.6 million, $33.8 million is contractually due on fixed-rate loans and $87.8 million is contractually due on adjustable-rate loans.

     ORIGINATION, PURCHASE AND SALE OF REAL ESTATE LOANS. The following table shows changes in the composition of the Bank's real estate loan portfolio and the net change in mortgage-backed securities.

              ORIGINATION, PURCHASE AND SALE OF REAL ESTATE LOANS
              ---------------------------------------------------
                                (In  thousands)
--------------------------------------------------------------------------------

                                                                            For the Year Ended September 30,
                                                    ------------------------------------------------------------------------
                                                             1995                       1994                       1993
                                                    -----------------            -----------------         -----------------
Real estate loan originations and purchases: (1)

Residential and home equity                         $         742,560            $       1,570,155         $       1,758,484
Commercial and multifamily                                      4,023                        9,582                    42,718
Real estate construction and ground                            37,510                       47,693                    41,675
                                                    -----------------            -----------------         -----------------
Total originations and purchases                              784,093                    1,627,430                 1,842,877
                                                    -----------------            -----------------         -----------------
Principal repayments                                         (245,376)                    (389,847)                 (346,645)
Sales (2)                                                    (374,414)                    (800,506)                 (785,255)
Loans transferred to real estate acquired
  in settlement of loans                                       (9,822)                      (4,106)                  (23,158)
Other                                                            -                            (869)                     -
                                                    -----------------            -----------------         -----------------
                                                             (629,612)                  (1,195,328)               (1,155,058)

Transfers to mortgage-backed securities (3)                  (156,169)                    (396,189)                 (493,973)
                                                    -----------------            -----------------         -----------------

Increase (decrease) in real estate loans            $          (1,688)           $          35,913         $         193,846
                                                    =================            =================         =================

________________________________________________________________________________
(1)  Excludes unfunded commitments.
(2) Includes securitization and sale of home equity credit line receivables of $150.5 millon, $181.9 million and $340.4 million for the years ended September 30, 1995, 1994 and 1993, respectively.
(3) Represents real estate loans which were pooled and exchanged for FHLMC and FNMA mortgage-backed securities.

     As a federally chartered savings institution, the Bank has general authority to make loans secured by real estate located throughout the United States. Approximately 96.0% of the Bank's real estate loans at September 30, 1995 by principal balance were secured by properties located in Maryland, Virginia or the District of Columbia.

     The Bank originates VA, FHA and a wide variety of conventional residential mortgage loans through its wholly-owned mortgage banking subsidiary, B. F. Saul Mortgage Company, or directly through Chevy Chase Mortgage, a division of the Bank. Commercial, real estate construction and ground and home equity credit line loans are originated directly by the Bank.

     The Bank maintains a wholesale network of correspondents, including loan brokers and financial institutions, in order to supplement its direct origination of single-family adjustable-rate residential mortgage loans in the Washington, D.C. metropolitan area. The Bank determines the specific loan products and rates under which the correspondents originate the loans, and subjects the loans to the Bank's underwriting criteria and review. During the year ended September 30, 1995, approximately $88.5 million of loans settled under the correspondent program.

     Loan sales provide the Bank with liquidity and additional funds for lending, enabling the Bank to increase the volume of loans originated and thereby increase loan interest and fee income, and in recent periods have produced additional non-interest income in the form of gains on sales of loans. In fiscal 1995, sales of mortgage loans originated or purchased for sale by the Bank totaled $223.9 million. The marketability of loans, loan participations and mortgage-backed securities depends on purchasers' investment limitations, general market and competitive conditions, mortgage loan demand and other factors. The Bank originates fixed-rate, single-family, long-term loans on terms which conform to Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") guidelines in order to ensure the salability of the loan in the public secondary mortgage market. In order to manage its interest-rate exposure, the Bank hedges its fixed-rate mortgage loan pipeline by entering into whole loan and mortgage-backed security forward sale commitments. Sales of residential mortgage loans are generally made without recourse to the Bank. At September 30, 1995, the Bank had $68.7 million of single-family residential loans held for sale to investors.

     When the Bank sells a whole loan or loan participation and retains servicing, or purchases mortgage servicing rights from third parties, it continues to collect and remit loan payments, inspect the properties, make certain insurance and tax payments on behalf of borrowers and otherwise service the loans. The normal servicing fee, generally ranging from 0.25% to 0.50% of the outstanding loan principal amount per annum, is recognized as income over the life of the loans. The Bank also typically derives income from temporary investment for its own account of loan collections pending remittance to the participation or whole loan purchaser. At September 30, 1995, the Bank was servicing residential permanent loans totaling $1.4 billion for other investors.

     SALES OF MORTGAGE-BACKED SECURITIES. A significant portion of the Bank's sales of mortgage-backed securities involve sales pursuant to the Bank's normal mortgage banking operations. Generally, the Bank's policy is to sell its fixed-rate mortgage production which, in the case of most conforming fixed-rate loans, is accomplished by first pooling such loans into mortgage-backed securities.
the mortgage-backed securities sold as part of the Bank's mortgage banking operations are generally issued in the same month as the sale of such securities. The securities are formed from conforming fixed-rate loans originated for sale or from fixed-rate loans resulting from the borrower's election to convert from a variable-rate loan to a fixed-rate loan. in accordance with Statement of Financial Accounting Standards no. 115, "accounting for certain investments in debt and equity securities," mortgage-backed securities held for sale in conjunction with mortgage banking activities are classified as trading securities. As a result, the consolidated statements of cash flows in this report reflect significant proceeds from the sales of securities, even though there are no balances of trading securities at September 30, 1995. Fixed-rate loans are designated as held for sale in the Consolidated Statements of Financial Condition in this report.

     SINGLE-FAMILY RESIDENTIAL REAL ESTATE LENDING. The Bank originates a variety of loans secured by single-family residential structures. At September 30, 1995, $1.4 billion (or 48.3%) of the Bank's loan portfolio consisted of loans secured by first or second mortgages on such properties, including $36.1 million of FHA-insured or VA-guaranteed loans.

     Chevy Chase currently offers fixed-rate loans with maturities of 15 to 30 years and adjustable-rate residential mortgage loans ("ARMs"), principally with maturities of 30 years. At September 30, 1995, 39.3% of the Bank's loans consisted of ARMs scheduled to have interest rate adjustments within five years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset and Liability Management. "Interest rates on the majority of the Bank's ARMs are adjusted based on changes in yields on U.S. Treasury securities of varying maturities. The interest rate adjustment provisions of the Bank's ARMs contain limitations on the frequency and maximum amount of interest rate adjustments, although such limitations are not required by law. These limitations are determined by a variety of factors, including mortgage loan competition in the Bank's markets. The ARMs currently offered by the Bank are generally subject to a limitation on the annual increase in the interest rate of 2.0% and a limitation on the increase in the interest rate over the term of the loan ranging from 6.0% to 9.0%.

     During the current fiscal year, the Bank continued to fulfill its 1994 five-year commitment of $1.0 billion to meet the credit needs of low- and moderate-income borrowers in the various communities which it serves. As part of this commitment, the Community Development Mortgage Program is providing $140.0 million of mortgage financing over a five-year period, with $7.0 million in subsidies for below-market mortgage loans, to families in minority neighborhoods in the District of Columbia and Prince George's County, Maryland.

     The Bank's home equity credit line loan provides revolving credit secured principally by a second mortgage on the borrower's home. Home equity credit line loans bear interest at a variable rate that adjusts quarterly based on changes in the applicable interest rate index and generally are subject to a maximum annual interest rate of between 18.0% and 24.0%. Except for any amortization of principal that may occur as a result of monthly payments, there are no required payments of principal until maturity. In order to promote its home equity credit line loan program, the Bank currently offers prospective borrowers a below-market interest rate for an introductory period and settlement without closing costs.

     Securitizations of home equity credit line receivables have been an integral element of the Bank's strategies to enhance liquidity and to maintain compliance with regulatory capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition." The Bank transferred $150.5 million, $181.9 million and $340.4 million of home equity credit line receivables in fiscal 1995, fiscal 1994 and fiscal 1993, respectively, to trusts for securitization and sale to investors. Gains of $7.6 million, $9.5 million and $16.8 million were recognized by the

Bank as a result of these transactions. The Bank continues to service the underlying accounts.

     COMMERCIAL REAL ESTATE AND CONSTRUCTION LENDING. Aggregate balances of residential construction, commercial construction, ground and commercial and multifamily loans decreased 13.3% in fiscal 1995 to $118.4 million at September 30, 1995 from $136.6 million at September 30, 1994. In the past three fiscal years, the Bank has provided financing, generally at market rates, to certain purchasers of its commercial REO. Additionally, the Bank finances the construction of residential real estate, principally single-family detached homes and townhouses, but generally only when a home is under contract for sale by the builder to a consumer.

     CREDIT CARD LENDING.   Chevy Chase  provides consumer credit through its
credit card program, which offers VISA(R) and MASTERCARD(R) credit cards and includes gold and Classic Cards. Chevy Chase issues the credit cards and receives interest income on credit extended, a fee based on a percentage of credit sales paid by merchants accepting card purchases, and an annual membership fee for use of the cards. Chevy Chase's credit card loan portfolio accounted for 34.4% of Chevy Chase's total loans at September 30, 1995. according to statistics published in Sheshunoff S&L Quarterly, Chevy Chase is the second largest issuer of credit cards among thrift institutions, based on total credit card loans outstanding at March 31, 1995. at September 30, 1995, credit card loans outstanding totaled $1.0 billion and managed credit card receivables, including receivables owned by the Bank and receivables securitized, sold and serviced by the Bank, totaled $4.2 billion.

     The Bank emphasizes credit card lending in recent years because the shorter term and normally higher interest rates on such loans help it maintain a profitable spread between its average loan yield and its cost of funds. In addition, credit card accounts typically may be sold at a premium over their receivables balances, thus further enhancing their potential value to the Bank. Chevy Chase also believes its credit card program contributes to market share growth in its local markets by attracting new depositors, promoting a high degree of customer loyalty and providing opportunities to cross-market other products of the Bank. For this reason, the Bank has not sold any credit card accounts maintained by cardholders having addresses in Maryland, Virginia or the District of Columbia, the Bank's primary market area.

     Chevy Chase's internal data processing systems are capable of handling a broad range of credit card program operations, including processing of credit applications and collection functions. Certain data processing and administrative functions associated with the servicing of the credit card accounts are performed on behalf of the Bank by First Data Resources Incorporated from its facilities in Omaha, Nebraska.

     Changes in credit card use and payment patterns by cardholders, including increased defaults, may result from a variety of social, legal and economic factors. Chevy Chase currently offers introductory periodic interest rates for varying initial periods which, at the conclusion of such periods, revert to the Bank's regular variable interest rate. If account holders choose to utilize competing sources of credit, the rate at which new receivables are generated may be reduced and certain purchase and payment patterns with respect to the receivables may be affected. Economic factors affecting credit card use include the rate of inflation and relative interest rates offered for various types of loans. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers. During times of economic recession, default rates on credit card loans generally may be expected to exceed default rates on residential mortgage loans.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Delinquent Loans" and "- Allowances for Losses."

     Certain issuers of credit cards have adjusted their pricing to provide for the different credit risks among customers based upon card usage, repayment habits and other criteria. The Bank has implemented such risk-based pricing by increasing the interest rates charged to high-risk customers and by continuing to allow premium-credit customers a more favorable rate. The Bank currently offers premium-credit customers the option to convert to a variable-rate product which currently provides the cardholder with a lower interest rate than the Bank's fixed-rate product. Periodically, the Bank offers promotional discounts to certain customers to encourage increased usage of the Bank's credit cards.

     Certain jurisdictions and their residents may attempt to require out-of-state credit card issuers to comply with such jurisdictions' consumer protection laws (including laws limiting the charges imposed by such credit card issuers) in connection with their operations in such jurisdictions. For example, in recent years a number of lawsuits and administrative actions have been filed in several states against out-of-state credit card issuers (including both federally chartered and state chartered insured depository institutions) challenging various fees and charges (such as late fees, over-the-limit fees, returned check fees and annual membership fees) assessed against residents of the states in which such lawsuits were filed, based on restrictions or prohibitions under the laws of such states. Several state and federal courts that have considered this issue have ruled in favor of the issuing institutions; however, courts in some states, notably Pennsylvania and New Jersey, have determined that certain laws of those states that prohibit certain fees and charges are applicable to out-of-state credit card issuers. If it were determined that out-of-state credit card issuers must comply with a jurisdiction's laws limiting the charges imposed by credit card issuers, such action could have an adverse impact on the Bank's credit card operations.

     Securitizations of credit card receivables and sales of credit card relationships have been integral elements of the Bank's strategies to enhance liquidity, to further asset and liability management objectives and to maintain compliance with regulatory capital and "qualified thrift lender" requirements. In fiscal 1994, 1992 and 1991, the Bank sold approximately 150,000 credit card relationships at a premium over their receivables balances of $96.5 million, $14.9 million and $273.4 million, respectively. No such sales occurred during fiscal 1995 and fiscal 1993. The Bank transferred $1.6 billion, $1.4 billion, $350.0 million and $280.0 million of credit card receivables in fiscal 1995, fiscal 1994, fiscal 1993 and fiscal 1992, respectively, to trusts for securitization and sale to investors. No gain or loss was recognized by the Bank as a result of these transactions; however, the Bank continues to service the underlying accounts, and excess servicing fees are recognized over the related lives of the transactions. These excess servicing fees represent the contractual interest and fees paid by the cardholders less certificate interest paid to the certificateholders and administrative fees paid to providers of services to the trusts.

     Chevy Chase plans to securitize an additional $750.0 million of credit card receivables during the first and second quarters of fiscal 1996. Certain of these receivables at September 30, 1995 were classified as loans held for securitization and sale in the Consolidated Statements of Financial Condition in this report.

     Credit card loans are not subject to those provisions of federal laws and regulations that limit to 35% of an institution's total assets the amount of consumer loans that a federally chartered savings institution may make.

     CONSUMER AND OTHER LENDING. Chevy Chase currently offers a variety of consumer loans other than credit card loans, including automobile loans, overdraft lines of credit, home improvement loans and other unsecured loans for traditional consumer purchases and needs. The largest areas of recent growth have been in automobile loans and home improvement loans. During fiscal 1995, the Bank purchased or originated $256.7 million of automobile loans, which was offset in part by the transfer of $252.2 million of receivables to a trust for securitization and sale to investors. Home improvement loans increased $75.2 million during fiscal 1995 as a result of an increase in the number of dealers selling such loans to the Bank. The Bank's portfolio of automobile loans, home improvement loans and other consumer loans totaled $239.2 million, $112.7 million and $40.2 million, respectively, at September 30, 1995. Automobile loans, home improvement loans and other consumer loans (other than credit card loans) accounted for 13.3% of total loans at that date.

     Federal laws and regulations permit a federally chartered savings institution to make secured and unsecured consumer loans up to 35% of the institution's total assets. In addition, a federally chartered savings institution has lending authority above the 35% limit for certain consumer loans which include, in addition to credit card loans, home improvement, secured deposit account and educational loans.

     REAL ESTATE LOAN UNDERWRITING. In the loan approval process, Chevy Chase assesses both the borrower's ability to repay the loan and, in appropriate cases, the adequacy of the proposed security. Credit approval is vested with the Board of Directors and delegated to the Executive Loan Committee and certain senior officers in accordance with the credit authorizations approved by the board of directors. All construction and commercial real estate loans are reviewed and approved by the Executive Loan Committee. Any significant loan not conforming to the Bank's approved policies must be approved by the Executive Loan Committee or the Chief Executive Officer. All loans of $15 million or more are presented to the Board of Directors for final approval.

     The approval process for all types of real estate loans includes on-site appraisals of the properties securing such loans and a review of the applicant's financial statements and credit, payment and banking history, financial statements of any guarantors, and tax returns of guarantors of construction and commercial real estate loans.

     In an effort to minimize the increased risk of loss associated with construction and development loans, Chevy Chase considers the reputation of the borrower and the contractor, reviews pre-construction sale and leasing information, and requires an independent inspecting engineer or architect to review the progress of multifamily and commercial real estate projects. In addition, the Bank generally requires personal guarantees of developers for all development loans and, if a general contractor is used by the developer, may require the posting of a performance bond.

     The Bank generally lends up to 95% of the appraised value of single-family residential dwellings to be owner-occupied. The Bank also lends up to 85% of the appraised value of the completed project to finance the construction of such dwellings, and, on a case-by-case basis, the Bank occasionally may lend up to 90% of such appraised value when such financing is limited to pre-sold units. The loan-to-value ratio generally applied by the Bank to commercial real estate loans and multifamily residential loans has been 80% of the appraised value of the completed project. Currently, the Bank generally does not originate a second mortgage loan (excluding home equity credit line loans) if the aggregate loan-to-value ratio of the second loan and the related first mortgage loan exceeds 80% of the appraised value of the property. In

February 1994, the Bank increased the maximum loan-to-value ratio for home equity credit line loans to 90% from 80% provided that private mortgage insurance is obtained for the amount over 80% of the value of the underlying property. Loan-to-value ratios are determined at the time a loan is originated. Consequently, subsequent declines in the value of the loans' collateral could expose the Bank to losses.

     OTS regulations require institutions to adopt internal real estate lending policies, including loan-to-value limitations conforming to specific guidelines established by the OTS. The Bank's current lending policies conform to these regulations.

     On all loans secured by real estate (other than certain home equity credit line loans), Chevy Chase requires title insurance policies protecting the priority of the Bank's liens. The Bank requires fire and casualty insurance for permanent loans (including home equity credit line loans) and fire, casualty and builders' risk insurance for construction loans. The borrower selects the insurance carrier, subject to Chevy Chase's approval. Generally, for any residential loan (including home equity credit line loans) in an amount exceeding 80% of the appraised value of the security property, Chevy Chase currently requires mortgage insurance from an independent mortgage insurance company. The majority of the Bank's mortgage insurance is placed with four carriers.

     Substantially all fixed-rate mortgage loans originated by the Bank contain a "due on sale" clause providing that the Bank may declare a loan immediately due and payable in the event, among other things, that the borrower sells the property securing the loan without the consent of the Bank. The Bank's ARMs generally are assumable.

     CREDIT CARD LOAN UNDERWRITING. The bank generates new credit card accounts through various methods, including direct-mail. The Bank identifies potential cardholders for preapproved solicitations by supplying a list of credit criteria to a credit bureau, which generates a list of individuals who meet such criteria. When the Bank receives an acceptance certificate from an individual that received a preapproved solicitation, the Bank obtains a credit report on such individual issued by an independent credit reporting agency, and the credit limit and terms of the account are subject to certain post-screening underwriting reviews performed by the Bank.

     The Bank's underwriting approach to account approval supplements a computerized credit scoring system with an individual evaluation of each completed application for creditworthiness. In the underwriting process, the Bank considers the prospective cardholder's income, credit history, outstanding debt as a percentage of gross income and other factors intended to provide a general indication of the applicant's willingness and ability to repay his obligations. The Bank also reviews a credit report on each applicant issued by an independent credit reporting agency and, for certain applicants, independently verifies employment, income or other information contained in the credit application.

     If an application is approved, the Bank establishes an initial credit limit on the cardholder's account based on the limit requested in the credit application and the Bank's evaluation of the cardholder's creditworthiness.
This credit limit is adjusted from time to time based on the Bank's continuing evaluation of the cardholder's repayment ability as evidenced by the cardholder's payment history and other factors. The Bank also may increase the credit limit at the cardholder's request after completion of an evaluation comparable to that performed during the initial underwriting.

     Management reviews credit losses on a monthly basis and adjusts the Bank's underwriting standards as appropriate.

     OTHER CONSUMER LOAN UNDERWRITING. Other consumer loans (which include automobile loans and home improvement loans) are originated or purchased by the Bank after a review by the Bank in accordance with its established underwriting procedures.

     The underwriting procedures are designed to provide a basis for assessing the borrower's ability and willingness to repay the loan. In conducting this assessment, the Bank considers the borrower's ratio of debt to income and evaluates the borrower's credit history through a review of a written credit report compiled by a recognized consumer credit reporting bureau. The borrower's equity in the collateral and the terms of the loan are also considered. The Bank's guidelines are intended only to provide a basis for lending decisions, and exceptions to such guidelines may, within certain limits, be made based upon the credit judgment of the Bank's lending officer. The Bank periodically conducts quality audits to ensure compliance with its established policies and procedures.

     The Bank also makes automobile loans through one of its operating subsidiaries. The underwriting guidelines for this subsidiary apply to a category of lending in which loans may be made to applicants who have experienced certain adverse credit events (and therefore would not necessarily meet all of the Bank's guidelines for its traditional loan program), but who meet certain other creditworthiness tests. Such loans may experience higher rates of delinquencies, repossessions and losses, especially under adverse economic conditions, compared with loans originated pursuant to the Bank's traditional lending program. See "Subsidiaries - Operating Subsidiaries."

     LOAN SERVICING. In addition to interest earned on loans, the Bank receives income through servicing of loans and fees in connection with loan origination, loan modification, late payments, changes of property ownership and miscellaneous services related to its loans. Loan servicing income, principally servicing income earned on the Bank's securitized credit card, home equity credit line and automobile receivables portfolios, has been a source of substantial earnings for the Bank in recent periods. Income from these activities varies with the volume and type of loans originated and sold.

     The following table sets forth certain information relating to the Bank's servicing income as of or for the years indicated.

                                            As of or For the Year Ended September 30,
                                        --------------------------------------------------
                                            1995             1994                1993
                                        -------------    --------------     --------------
                                                         (In thousands)
Residential   ..........................$   1,350,423    $    1,495,120     $    2,022,033
Credit Card   ..........................    3,226,316         1,953,792            841,828
Home Equity   ..........................      455,791           485,428            530,092
Automobile    ..........................      218,287             9,506             29,625
  Total amount of loans                 -------------   ---------------     --------------
  serviced for others (1)  ..........   $   5,250,817    $    3,943,846     $    3,423,578
                                        =============   ===============     ==============
Loan servicing fee
  income (2)  ..........................$     184,275    $        69,878     $       46,631
                                        =============    ===============     ==============

_____________________
(1) The Bank's basis in its servicing rights at September 30, 1995, 1994 and 1993 was $53.3 million, $40.3 million and $47.9 million, respectively.

(2) In each of the years ended September 30, 1995, 1994 and 1993, loan servicing fee income as a percentage of net interest income before provision for loan losses was 104.6%, 41.4% and 25.6%, respectively.

     The Bank earns fees in connection with the servicing of home equity credit line loans, credit card loans, automobile loans and single-family residential mortgage loans. The Bank's level of servicing fee income increases or decreases with increases or decreases in securitized balances of these loan types. The substantial increase in loan servicing fee income in fiscal 1995 from the level achieved in fiscal 1994 was principally attributable to an increase in securitized credit card receivables outstanding and decreased charge-offs, which combined to increase the amount of servicing income earned on credit card securitizations. The Bank's level of servicing fee income declines upon repayment of assets previously securitized and sold and repayment of mortgage loans serviced for others. As the Bank securitizes and sells assets, acquires mortgage servicing rights either through purchase or origination, or sells mortgage loans and retains the servicing rights on those loans, the level of servicing fee income increases. During fiscal 1995, the Bank securitized and sold $1.6 billion of credit card receivables, $150.5 million of home equity credit line receivables and $252.2 million of automobile loan receivables. In fiscal 1995, the Bank also sold the rights to service mortgage loans with an aggregate principal balance of $148.1 million, which were originated by the Bank in connection with its mortgage banking activities.

     The Bank's investment in loan servicing rights (including purchased and originated mortgage servicing rights (collectively "mortgage servicing rights") and excess loan servicing assets), and the amortization of such rights, are evaluated for impairment. Excess loan servicing assets are evaluated quarterly based on the discounted value of estimated future net cash flows to be generated by the underlying loans. Changes in the discounted value of these assets are recorded as a reduction of fee income in the period in which the change occurs. Several estimates are used when determining the discounted value, the most significant of which is the estimated rate of repayment of the underlying loans. In accordance with Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), the Bank evaluates its mortgage servicing rights for impairment based on fair value. To measure fair value of its mortgage servicing rights, the Bank uses either quoted market prices or discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates and discount rates. Additionally, the Bank stratifies its capitalized mortgage servicing rights for purposes of evaluating impairment by taking into consideration relevant risk characteristics, including loan type, note rate and date of acquisition. See Note 1 to the Consolidated Financial Statements in this report.

     The Bank's current origination fees on its single-family mortgage loans generally range from 1.0% to 3.0% of the principal amount of the loan. Its current origination fees on construction and multifamily residential and commercial real estate loans generally range from 0.5% to 2.0% of the principal amount of the loan.

     Loan origination and commitment fees, and the related costs associated with making the loans, are deferred in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." For fully amortizing loans originated for the Bank's portfolio, the net deferred fees are accreted to interest income over the estimated life of the loans using the level-yield method. Fees deferred on revolving credit lines or loans which have no scheduled amortization originated for the Bank's portfolio are accreted to income over the estimated lives of the underlying loans using the straight-line method.

     Fees deferred on loans originated and held for sale are not accreted to income but instead are used in determining the gain or loss on the sale of the loans.

DELINQUENCIES, FORECLOSURES AND ALLOWANCES FOR LOSSES

     DELINQUENCIES AND FORECLOSURES. When a borrower fails to make a required payment on a mortgage loan, the loan is considered delinquent and, after expiration of the applicable cure period, the borrower is charged a late fee. the bank follows practices customary in the banking industry in attempting to cure delinquencies and in pursuing remedies upon default. Generally, if the borrower does not cure the delinquency within 90 days, the bank initiates foreclosure action. If the loan is not reinstated, paid in full or refinanced, the security property is sold. In some instances, the bank may be the purchaser. Thereafter, such acquired property is listed in the bank's account for real estate acquired in settlement of loans until the property is sold. deficiency judgments generally may be enforced against borrowers in Maryland, Virginia and the District of Columbia, but may not be available or may be subject to limitations in other jurisdictions in which loans are originated by the bank.

     The total outstanding balance of a credit card loan (the largest category of the Bank's consumer loans) is considered contractually delinquent if the minimum payment indicated on the cardholder's statement is not received by the due date indicated on such statement. Efforts to collect contractually delinquent credit card receivables currently are made by the Bank's service center personnel or the Bank's designees. Collection activities include statement messages, formal collection letters and telephone calls. The Bank may, at its option, enter into arrangements with cardholders to extend or otherwise change payment schedules. Delinquency levels are monitored by collection managers, and information is reported regularly to senior management. Accounts are charged off when they become 180 days contractually delinquent, although the Bank continues to attempt to collect balances due and, in some cases, may refer the accounts to outside collection agencies.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Delinquent Loans" for a discussion of the Bank's delinquent loan portfolio at September 30, 1995.

     ALLOWANCES FOR LOSSES. It is the Bank's policy to maintain adequate allowances for estimated losses on loans and real estate. Generally, the allowances are based on, among other things, historical loan loss experience, evaluation of economic conditions in general and in various sectors of the Bank's customer base, and periodic reviews of loan portfolio quality by Bank personnel. Allowances for losses on loans and real estate are based on current events or facts that may ultimately lead to future losses. The Bank's actual losses may vary from management's current estimates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Allowances for Losses."

     The Bank's specific methods for establishing the appropriate levels of allowances vary depending upon the assets involved. The Bank's allowance on credit card loans is based on a number of factors, including historical charge-off and repayment experience and the age of the portfolio. The Bank has developed a static pool model to extrapolate its allowance needs based on an analysis of the characteristics of the portfolio and trends at any particular time. In this regard, the Bank considers historical charge-off information relative to origination date, borrower profiles, age of accounts, delinquencies, bankruptcies and other factors. Although industry standards are considered, they are given comparatively less weight due to management's belief that comparisons among different institutions' portfolios are potentially misleading because of significant differences in underwriting standards, curing and re-aging procedures and charge-off policies. Chevy Chase's policy is to charge off credit card receivables when they become 180 days contractually delinquent. The Bank's actual charge-off experience for credit card loans may vary from the levels forecasted by the Bank's static pool model because credit card loans typically are more sensitive to general economic conditions than certain other types of loans. For example, an unforeseen decline in economic activity may result in increased bankruptcy losses which the model is unable to forecast. Nevertheless, because the Bank's model employs a rolling 12-month base, such unforeseen losses are incorporated into the model as they occur and allowances are adjusted accordingly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Allowances for Losses."

     The Bank's methods for determining the allowance on loans secured by real estate vary depending on whether the loans are secured by residential homes or by other real estate. For residential mortgage loans, management computes the allowance by stratifying residential permanent loans on a state by state and ownership (i.e., investor or homeowner) basis. After the residential permanent portfolio has been stratified by state, historical loss ratios (as adjusted for predictable or quantifiable trends, if known) for the specific states are applied to delinquent loans. The sum of these calculations is the component assigned to residential permanent loans. In the Bank's experience, this approach has resulted in timely recognition of necessary allowances, which has been generally supported by the Bank's favorable results on the ultimate disposition of the underlying collateral.

     The Bank assesses the adequacy of its general valuation allowances on non-residential (i.e., other than single-family residential) mortgage loans, REO and real estate held for investment based primarily on an ongoing evaluation of individual assets. This evaluation takes into consideration a variety of factors, including cash flow analyses, independent appraisals, market studies, economic trends and management's knowledge of the market and experience with particular borrowers. The Bank obtains current appraisals when properties are classified as REO. The Bank periodically reviews appraisals and orders new appraisals as appropriate based on a number of factors, including the date of the previous appraisal, changes in market conditions and regulatory requirements.

     The Bank regularly reviews its overall loan portfolio consisting of performing non-classified assets and, based on such review, establishes additional allowances for losses.

     In addition to the general valuation allowances described above, valuation allowances are provided for individual loans where the ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and considering the net realizable value of the collateral or guarantees, if applicable.

     Beginning October 1, 1994, the Bank has been providing additional general valuation allowances, which are equal to, or exceed, the net earnings generated by the development and sale of land in the Communities. See "Managements' Discussion and Analyses of Financial Condition and Results of Operations - Financial Condition - Asset Quality - Allowances for Losses."

     REO is carried at the lower of cost or fair value. To date, sales of REO, non-residential mortgage loans and loans classified as investments in real estate have resulted in no material additional aggregate loss to the Bank above the amounts already reserved. However, these results do not necessarily assure that the Bank will not suffer losses in the future beyond its level of allowances.

     The Bank's individualized asset review takes place within its Asset Review Committee and the Asset Classification Committee (the "Committee"). The Asset Review Committee accumulates and analyzes data relating to classified and potential problem assets of $5.0 million or more and makes appropriate recommendations regarding asset classifications to the Committee. The Committee meets on a regular basis to discuss classifications of such assets and to review the allowances for losses. The Committee generally reviews the status of various projects, including, for example, data on recent lot sales for residential development projects and leasing activity on commercial projects. Actual progress is compared to projections made when the related loan was underwritten. Local economic conditions and known trends are also reviewed.
The Committee also considers steps being taken by borrowers to address problems, and reviews financial information relating to borrowers and guarantors as well as reports by loan officers who are responsible for continually evaluating the projects. The actions of the Committee are reported to the Board of Directors.

     The Federal Financial Institution Examination Council, which is composed of the OTS and the other federal banking agencies, has issued guidelines regarding the appropriate levels of general valuation allowances that should be maintained by insured institutions. The Bank believes that its levels of general valuation allowances at September 30, 1995 comply with the guidelines.

     The Bank's assets are subject to review and classification by the OTS and the FDIC upon examination. Based on such examinations, the Bank could be required to establish additional valuation allowances or incur additional charge-offs.

DEPOSITS AND OTHER SOURCES OF FUNDS

     GENERAL. Deposits are the primary source of the bank's funds for use in lending and for other general business purposes. In addition to deposits, chevy chase receives funds from loan repayments and loan sales. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced by general interest rates and money-market conditions. Borrowings may be used to compensate for reductions in normal sources of funds, such as deposit inflows at less than projected levels or deposit outflows, or to support the bank's operating or investing activities.

     DEPOSITS. Chevy Chase currently offers a variety of deposit accounts with a range of interest rates and maturities designed to attract both long-term and short-term deposits. Deposit programs include super statement savings, super now, insured money fund, checking, simple statement savings, young savers, certificate, and special programs for individual retirement and keogh self-employed retirement accounts. All jumbo certificates of deposit are sold directly by the bank to depositors, either through its branches or through its money desk operation.

     Chevy Chase attracts deposits through its branch network and advertisements, and offers depositors access to their accounts through 439 ATMs, including 129 ATMs located in Safeway Inc. stores and 48 ATMs located in Superfresh Food Markets. The Bank also has the right to install ATMs in Safeway stores in the greater Washington, D.C./Baltimore/Richmond area which do not currently have ATM service. These ATMs and installation rights significantly enhance the Bank's position as a leading provider of convenient ATM service in its primary market area. The Bank is a member of the regional "MOST"(R) ATM network which offers over 5,900 locations in the middle-Atlantic region. The Bank is also a member of the "PLUS"(R) ATM network, which offers over 213,000 locations worldwide.

     The Bank obtains deposits primarily from customers residing in Montgomery and Prince George's Counties in Maryland and Northern Virginia. Approximately 27.4% of the Bank's deposits at September 30, 1995 were obtained from depositors residing outside of Maryland, with approximately 12.6% of the Bank's deposits being obtained from depositors residing in Northern Virginia.

     The following table shows the amounts of Chevy Chase's deposits by type of account at the dates indicated.


                                                         DEPOSIT ANALYSIS
                                                         ----------------
                                                      (DOLLARS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------

                                                           September 30,
                              -----------------------------------------------------------------------------------------------------
                                           1995                             1994                                1993
                              -----------------------------   -------------------------------   -----------------------------------
                                               % of                            % of                                % of
                                  Balance      Total              Balance      Total                Balance        Total
-----------------------------------------------------------------------------------------------------------------------------------
Demand and NOW accounts       $    950,118      22.8%         $    918,227      22.9%           $    835,084        21.6%

Money market deposit
accounts                           984,257      23.7             1,104,730      27.6               1,196,690        30.9

Statement savings accounts         872,366      21.0             1,201,141      30.0                 941,289        24.3

Jumbo certificate accounts         219,304       5.3                85,110       2.1                  56,218         1.5

Other certificate accounts       1,072,196      25.8               641,857      16.0                 790,465        20.4

Other deposit accounts              61,011       1.4                57,696       1.4                  50,277         1.3
                              ------------    --------        --------------  -------           ---------------   -------
      Total deposits             4,159,252     100.0%            4,008,761     100.0%              3,870,023       100.0%
                                              ========                        =======                             =======
Deferred premium on
      certificate accounts           -                               -                                 -
                              ------------                   --------------                     ---------------

      Total                   $  4,159,252                    $  4,008,761                      $  3,870,023
                              ============                    ==============                    ===============

                                                           September 30
                             ----------------------------------------------------------------
                                           1992                             1991
                             ------------------------------   -------------------------------
                                              % of                             % of
                                 Balance      Total              Balance       Total
-----------------------------------------------------------------------------------------------------------------------------------
Demand and NOW accounts      $    743,214      19.0%          $    729,559      17.1%

Money market deposit
accounts                        1,292,779      33.0              1,364,390      32.0

Statement savings accounts        690,328      17.6                595,181      14.0

Jumbo certificate accounts         42,423       1.1                128,288       3.0

Other certificate accounts      1,099,833      28.1              1,400,853      32.9

Other deposit accounts             47,381       1.2                 44,759       1.0
                             -------------   -------          -------------   -------

     Total deposits             3,915,958     100.0%             4,263,030     100.0%
                                             =======                          =======
 Deferred premium on
     certificate accounts           -                                    3
                             -------------                    -------------

     Total                   $  3,915,958                     $  4,263,033
                             =============                    =============

------------------------------------------------------------------------------------------------------------------------------------
                                                     AVERAGE COST OF DEPOSITS
-----------------------------------------------------------------------------------------------------------------------------------


                                                     Year Ended September 30,
                              ------------------------------------------------------------------------
                                 1995                         1994                             1993
------------------------------------------------------------------------------------------------------------------------------------

Demand and NOW accounts          2.71%                        2.74%                            2.47%
Money market accounts            3.96%                        3.24%                            3.17%
Statement savings and
  other deposit accounts         3.35%                        3.37%                            3.25%
Certificate accounts             5.17%                        3.96%                            4.33%

  Total deposit accounts         3.84%                        3.31%                            3.35%
                                =======                      =======                          =======

------------------------------------------------------------------------------------------------------------------------------------

     The range of deposit account products offered by the Bank through its extensive branch and ATM network allows the Bank to be competitive in obtaining
funds from its local retail deposit market.   At the same time, however, as
customers have become increasingly responsive to changes in interest rates, the Bank has experienced some fluctuations in deposit flows. Chevy Chase's ability to attract and maintain deposits and its cost of funds will continue to be significantly affected by market conditions and its pricing strategy. During fiscal 1995, the Bank periodically solicited brokered deposits through entities registered with the FDIC as deposit brokers. Under FDIC regulations, the Bank is permitted to accept brokered deposits as long as it remains well capitalized or (with FDIC approval) adequately capitalized under the prompt correction action regulations.


     The following table sets forth Chevy Chase's deposit flows during the periods indicated.


                                                      Deposit Flows
                                                 Year Ended September 30,
                                -------------------------------------------------------
                                                      (In thousands)
                                      1995                  1994               1993
                                ------------------     ---------------    -------------
Deposits  ...................   $       14,086,575     $   12,308,342     $   10,801,085
Withdrawals from
 accounts  ..................          (14,089,444)       (12,305,196)       (10,985,541)
                                      ------------    ---------------    ---------------
Net cash from
 accounts  ..................               (2,869)             3,146           (184,456)
Interest credited to
 accounts ...................              153,360            135,592            138,521
                                      ------------    ---------------    ---------------
Net increase (decrease)
 in deposit balances ........         $    150,491      $     138,738      $      (45,935)
                                      ============    ===============     ===============

     Deposit growth may be moderated by the Bank from time to time either to take advantage of lower cost funding alternatives or in response to more modest expectations for loan and other asset growth.

     The following table sets forth, by weighted average interest rates, the types and amounts of deposits as of September 30, 1995 which will mature during the fiscal years indicated.

                  WEIGHTED AVERAGE INTEREST RATES OF DEPOSITS
                  ---------------------------------------------
                           AS OF SEPTEMBER 30, 1995
                            (DOLLARS IN THOUSANDS)

------------------------------------------------------------------------------------------------------------------------------------

                                   DEMAND, NOW
                                AND MONEY MARKET                STATEMENT            PASSBOOK AND OTHER           CERTIFICATE
                                DEPOSIT ACCOUNTS             SAVINGS ACCOUNTS         CORE ACCOUNTS                ACCOUNTS
                             ------------------------   ------------------------  ------------------------   -----------------------

MATURING DURING                             WEIGHTED                    WEIGHTED                 WEIGHTED                  WEIGHTED
 YEAR ENDING                                AVERAGE                     AVERAGE                  AVERAGE                   AVERAGE
SEPTEMBER 30,                   AMOUNT        RATE         AMOUNT        RATE        AMOUNT       RATE         AMOUNT       RATE
-------------                ------------  ----------   -----------   ----------  ------------   ---------   -----------  ---------
    1996                     $  1,934,375      3.29 %   $   872,366       3.48 %  $     61,011      2.98 %   $   885,430      5.68

    1997                            -          -              -           -              -          -            224,455      6.09

    1998                            -          -              -           -              -          -             66,429      5.97

    1999                            -          -              -           -              -          -             29,078      5.43

    2000                            -          -              -           -              -          -             86,108      6.71
                             ------------               -----------               ------------               ------------

Total                        $  1,934,375      3.29 %   $   872,366       3.48 %  $     61,011      2.98 %   $ 1,291,500      5.83%
                             ============               ===========               ============               ============

                                   TOTAL
                       ------------------------------

MATURING DURING                             WEIGHTED
 YEAR ENDING                                AVERAGE
SEPTEMBER 30,             AMOUNT             RATE
-------------          ------------        ----------
    1996               $  3,753,182            3.89 %

    1997                    224,455            6.09

    1998                     66,429            5.97

    1999                     29,078            5.43

    2000                     86,108            6.71
                       ------------

                       $  4,159,252            4.11 %
                       ============
------------------------------------------------------------------------------------------------------------------------------------

     The following table summarizes maturities of certificate accounts in amounts of $100,000 or greater as of September 30, 1995.

Year Ending September  30,            Amount          Weighted Average Rate
--------------------------            ------          ---------------------
                              (Dollars in thousands)

1996  .......................     $  143,572                  5.89%
1997  .......................         20,397                  6.55%
1998  .......................          4,194                  5.73%
1999  .......................          3,500                  5.30%
2000  .......................          7,020                  6.81%
                                  ----------
 Total                            $  178,683                  5.99%
                                  ==========                  =====

     The following table represents the amounts of deposits by various interest rate categories as of September 30, 1995 maturing during the fiscal years indicated.

                   MATURITIES OF DEPOSITS BY INTEREST RATES
                   ----------------------------------------
                           AS OF SEPTEMBER 30, 1995
                                (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                   ACCOUNTS MATURING DURING YEAR ENDING SEPTEMBER 30,
                        --------------------------------------------------------------------------------------------------------
INTEREST RATE                  1996                1997                1998                   1999                   2000
                        ----------------     ----------------     ----------------      -----------------      --------------
Demand deposits (0%)    $       123,141       $      -             $     -               $      -               $      -

0.00% to 1.99%                      413              -                   -                      -                      -

2.00% to 2.99%                   30,304              -                   -                      -                      -

3.00% to 3.99%                2,101,543              -                   -                      -                      -

4.00% to 4.99%                  733,662              17,383               1,351                 -                      -

5.00% to 5.99%                  368,320              52,839              27,490                 25,102                  1,212

6.00% to 7.99%                  395,766             154,233              37,560                  3,976                 84,896

8.00% to 9.99%                       33              -                       28                 -                      -
                        ----------------     ----------------     ----------------      ----------------       --------------
    Total               $     3,753,182       $     224,455       $      66,429         $       20,078         $       86,108
                        ================     ================     ================      ================       ==============
              ACCOUNTS MATURING DURING YEAR ENDING SEPTEMBER 30,
-------------------------------------------------------------------------------
INTEREST RATE                TOTAL
                        ---------------

Demand deposits (0%)    $       123,141

0.00% to 1.99%                      413

2.00% to 2.99%                   30,304

3.00% to 3.99%                2,101,543

4.00% to 4.99%                  752,396

5.00% to 5.99%                  474,963

6.00% to 7.99%                  676,431

8.00% to 9.99%                       61
                        ---------------
    Total               $     4,159,252
                        ===============

------------------------------------------------------------------------------

     BORROWINGS. The FHLB System functions as a central reserve bank providing credit for member institutions. As a member of the FHLB of Atlanta, Chevy Chase is required to own capital stock in the FHLB of Atlanta and is authorized to apply for advances on the security of such stock and certain of its mortgages and other assets (principally securities which are obligations of, or guaranteed by, the United States or its agencies), provided certain standards related to creditworthiness have been met.

     Under the credit policies of the FHLB of Atlanta, credit may be extended to creditworthy institutions based upon the financial condition, and the adequacy of collateral pledged to secure the extension of credit. Such extensions of credit or borrowings may be obtained pursuant to several different credit programs, each of which has its own rate and range of maturities. Advances from the FHLB of Atlanta must be secured by certain types of collateral with a value, as determined by the FHLB of Atlanta, at least equal to 100% of the borrower's outstanding advances. The Bank had outstanding FHLB advances of $155.1 million at September 30, 1995.

     From time to time, the Bank enters into repurchase agreements, which are treated as financings. The Bank sells securities (usually mortgage-backed securities) to a dealer and agrees to buy back the same securities at a specified time (generally within seven to 90 days). The Bank pays a stated interest rate for the use of the funds for the specified time period to the dealer. The obligation to repurchase the securities sold is reflected as a liability and the securities underlying the agreements are included in assets in the Consolidated Statements of Financial Condition in this report. These arrangements are, in effect, borrowings by the Bank secured by the securities sold. There were no repurchase agreements outstanding at September 30, 1995.

     The following table sets forth a summary of the repurchase agreements of the Bank as of the dates and for the years indicated.

                                                           September 30,
                                                ----------------------------------
                                                    1995                  1994
                                                -------------         ------------
Securities sold under repurchase                       (Dollars in thousands)
 agreements:
Balance at year-end............................ $      -              $     -

Average amount outstanding during
 the year......................................       159,044              103,299
Maximum amount outstanding at any
 month-end.....................................       353,615              202,256
Weighted average interest rate
 during year...................................         6.02%                3.78%
 Weighted average interest rate on
   year - end balance..........................           - %                  - %

     On November 23, 1993, the Bank sold $150 million principal amount of its 9 1/4% Subordinated Debentures due 2005 (the "Debentures"). Interest on the Debentures is payable semiannually on December 1 and June 1 of each year. The OTS approved the inclusion of the principal amount of the Debentures in the Bank's supplementary capital for regulatory capital purposes. On or after December 1, 1998, the Debentures will be redeemable, in whole or in part, at any time at the option of the Bank. Under the OTS capital regulations, redemption of the Debentures prior to their stated maturity would be subject to prior approval of the OTS unless the Debentures are redeemed with the proceeds of, or replaced by, a like amount of "a similar or higher quality" capital instrument.

     In December 1986, the Bank issued an unsecured ten-year subordinated capital note in the original principal amount of $10.0 million to BACOB Bank, s.c., a foreign private savings bank. Unless the note is earlier redeemed, the note principal is payable in one payment on December 31, 1996. Interest is payable in arrears on May 15 and November 15 of each year at a variable rate of 3% over the six-month London Interbank Offered Rate ("LIBOR"). The note may be redeemed at the Bank's option, at par, without premium or penalty, together with accrued interest.

SUBSIDIARIES

     OTS regulations generally permit the Bank to make investments in service corporation subsidiaries in an amount not to exceed 3.0% of the Bank's assets, provided that any investment in excess of 2.0% of assets serves primarily community, inner city or community development purposes. Such regulations also permit the Bank to make "conforming loans" to such subsidiaries and joint ventures in an amount not to exceed 50% of the Bank's regulatory capital. At September 30, 1995, 2.0% and 3.0% of the Bank's assets was equal to $98.9 million and $148.4 million, respectively, and the Bank had $22.8 million invested in its service corporation subsidiaries, $5.1 million of which was in the form of conforming loans. The Bank is required to provide 30 days advance notice to the OTS and to the FDIC before establishing a new subsidiary or conducting a new activity in an existing subsidiary. With prior written approval from the OTS, the Bank may also establish operating subsidiaries to engage in any activities in which the Bank may engage directly.

     Chevy Chase engages in significant activities through B. F. Saul Mortgage Company. See "Lending Activities." The Bank engages in other activities through its subsidiaries, including those described below.

     REAL ESTATE DEVELOPMENT ACTIVITIES. Manor Investment Company ("Manor") previously engaged in certain real estate development activities as the result of activities commenced prior to the enactment of FIERRA and continues to manage the two remaining assets it holds. As a result of the stringent capital requirements that FIERRA applies to investments in subsidiaries such as Manor, that engage in activities impermissible for national banks, Manor has not entered, and does not intend to enter, into any new real estate development arrangements. In fiscal 1995, Manor sold two of its largest projects. See "Management's Discussion And Analysis of Financial Condition and Results of Operations - Financial Condition - Asset Quality."

     SECURITIES BROKERAGE SERVICES. Chevy Chase Securities, Inc., a licensed broker-dealer, sells securities on a retail basis to the general public, including customers and depositors of the Bank.

     INSURANCE SERVICES. Chevy Chase Insurance Agency, Inc. is a licensed insurance broker offering a variety of "personal line" insurance programs in the property and casualty field (primarily homeowner and automobile insurance) and in the life insurance field (primarily mortgage and credit card life and disability programs).

     SPECIAL PURPOSE SUBSIDIARIES. At September 30, 1995, Chevy Chase owned 20 active subsidiaries that were formed for the sole purpose of acquiring title to various real estate projects pursuant to foreclosure or deed-in-lieu of foreclosure. The Bank's investment in the active subsidiaries was $252.2 million at September 30, 1995. The Bank's investments in these subsidiaries are not subject to the 3.0% service corporation investment limit discussed above. See "Regulation - Regulatory Capital."

     OPERATING SUBSIDIARIES. CCB Holding Corporation is a Delaware corporation created by the Bank as an operating subsidiary in September 1994 in connection with its asset securitization activities. The subsidiary owns a seller certificate issued by two credit card trusts formed by the Bank and certain other related assets. Consumer Finance Corporation was formed as an operating subsidiary in December 1994 to engage in automobile lending.

EMPLOYEES

     The Bank and its subsidiaries had 2,905 full-time and 687 part-time employees at September 30, 1995. The Bank provides its employees with a comprehensive range of employee benefit programs, including group health benefits, life insurance, disability insurance, paid sick leave and an employee loan program. The Bank offers home mortgage and credit card loans to employees at prevailing market rates, but waives up to one point of any loan origination fees on home mortgage loans and the annual fee on credit card loans, and provides a yearly rebate equal to 0.5% of the outstanding loan balance of home mortgage loans at calendar year-end. The Bank also offers employees a one percent discount on the interest rate on overdraft lines of credit. See "Executive Compensation and Other Information" for a discussion of certain compensation programs available to the Bank's executive officers. None of the Bank's employees is represented by a collective bargaining agent. The Bank believes that its employee relations are good.

COMPETITION

     Chevy Chase encounters strong competition both in attracting deposits and making real estate and other loans in its markets. The Bank's most direct competition for deposits has come from other thrift institutions, commercial banks and credit unions, as well as from money market funds and corporate and government securities. In addition to offering competitive interest rates, Chevy Chase offers a variety of services, convenient ATM locations and convenient office locations and hours to attract deposits. Competition for real estate and other loans comes principally from other thrifts, banks, mortgage banking companies, insurance companies and other institutional lenders. Chevy Chase competes for loans through interest rates, loan fees and the variety and quality of services provided to borrowers and brokers.

     The Bank's major competition historically has come from local depository institutions, but deregulation of the financial services industry and changing market demands in recent years have eroded distinctions between providers of financial services. In addition, both depository and non-depository institutions have greater nationwide access to attractive markets, such as the Washington, D.C. area, than they have had in past years. Chevy Chase now competes with regional financial institutions and national providers of investment alternatives, as well as with a number of large money center and regional banks that have acquired subsidiary institutions in the area.

     The Bank estimates that it competes principally with approximately 12 depository institutions in its deposit-taking activities, with approximately ten institutions in the origination of single-family residential mortgage loans (other than home equity credit line loans) and with approximately three depository institutions in the origination of home equity credit line loans. At June 30, 1995, according to preliminary published industry statistics, Chevy Chase had the largest market share (approximately 19.6%) of deposits in Montgomery County, Maryland, and Chevy Chase ranked third in market share of deposits in Prince George's County, Maryland. Based on publicly available information, Chevy Chase estimates that, in the Washington, D.C. metropolitan area, it maintains a significant market share of single-family residential mortgage loans and the leading market share of home equity credit line loans.

     The credit card industry is highly competitive and characterized by increasing use of advertising, target marketing, pricing competition in interest rates and annual membership fees, and other features (such as buyer protection plans), as both established and new credit card issuers seek to expand or to enter the market. Management anticipates that competitive pressures will continue to require adjustments, from time to time, to the pricing of the Bank's credit card products.

     Interstate banking laws enacted by Congress and various states have intensified the competition faced by the Bank in attracting deposits and making loans. A number of large out-of-state financial institutions have established or acquired banking operations in Maryland, Virginia and the District of Columbia pursuant to these provisions.

FEDERAL TAXATION

     Savings institutions, such as the Bank, generally are taxed in the same manner as other corporations. There are, however, several special rules that apply principally to savings institutions (and, in some cases, other financial institutions). Certain significant aspects of the federal income taxation of the Bank are discussed below.

     GENERAL. Since June 28, 1990, the Bank and its subsidiaries have joined in the consolidated federal income tax returns filed by the Trust on a fiscal year basis. Each member of an affiliated group of corporations which files consolidated income tax returns is liable for the group's federal income tax liability.

     The Internal Revenue Service ("IRS") is currently conducting audits of the federal income tax returns of the Trust for the taxable years ended September 30, 1992 and September 30, 1993.

     BAD DEBT RESERVE. Savings institutions that satisfy certain requirements are permitted to establish reserves for bad debts and to deduct each year reasonable additions to those reserves in lieu of taking a deduction for bad debts actually sustained during the taxable year. To qualify for this treatment, at least 60% of a savings institution's assets must be "qualifying assets," including cash, certain U.S. and state government securities, obligations of certain deposit insurance corporations, loans secured by interests in residential real property and loans made for the improvement of residential real property.

     A qualifying thrift generally may compute the amount of the addition to the reserve for losses on qualifying real property loans under the more favorable of either the "experience method," which is based on the institution's actual loan loss experience over a prescribed period, or the "percentage of taxable income method," which is based on a fixed percentage (i.e., 8.0%) of the institution's taxable income.

     The Bank has calculated the bad debt deduction for tax purposes under the experience method since calendar year 1988. If the Bank were not treated as a qualifying institution for any taxable year, it would be required to recapture its bad debt reserve (for fiscal 1995, approximately $81.7 million) into taxable income. In addition, the Bank would be allowed to deduct only those bad debts that actually were incurred during the taxable year. If the Bank were no longer permitted to use the reserve method, the change would not have a significant adverse effect on the Bank's reported earnings under generally accepted accounting principles ("GAAP").

     The Balanced Budget Act of 1995, which was passed by Congress but vetoed by President Clinton on December 6, 1995, contained provisions that would have repealed the special bad debt reserve methods used by thrift institutions so that in future taxable years thrifts (like banks) generally would be able to deduct only those bad debts actually incurred during the taxable year. This legislation also would have required thrifts to recapture and pay tax on bad debt reserves accumulated since 1987 ("excess base year reserves") over a six year period, beginning with a thrift's first taxable year starting after December 31, 1995 (or, if the thrift meets a mortgage origination test, beginning up to two years later. Reserves accumulated prior to 1988 would not have been recaptured under this legislation. Should this legislation ultimately be enacted into law in its current form, it would not have a material impact on the Bank's financial statements.

     CONSOLIDATED TAX RETURNS; TAX SHARING PAYMENTS. In recent years, the operations of the Trust have generated significant net operating losses. The Bank's taxable income in the current year was sufficient to fully utilize all net operating loss carryforwards and current year losses of the Trust. under the terms of a tax sharing agreement dated June 28, 1990 (the "Tax Sharing Agreement"), the Bank is obligated to make payments to the Trust based on its taxable income, as explained more fully below. However, the terms of the Bank's written agreement with the OTS reflect the Bank's agreement not to make tax sharing payments without the prior approval of the OTS.

     The Tax Sharing Agreement generally provides that each member of the Trust's affiliated group is required to pay the Trust an amount equal to 100% of the tax liability that the member would have been required to pay to the IRS if the member had filed on a separate return basis. These amounts generally must be paid even if the affiliated group has no tax liability or the group's tax liability is less than the sum of such amounts. Under the Tax Sharing Agreement, the Trust, in turn, is obligated to pay to the applicable taxing authorities the overall tax liability, if any, of the group. In addition, to the extent the net operating losses or tax credits of a particular member reduce the overall tax liability of the group, the Trust is required to reimburse such member on a dollar-for-dollar basis, thereby compensating the member for the group's use of its net operating losses or tax credits.

     The Bank made tax sharing payments of $20.5 million in fiscal 1995. OTS approval of the tax sharing payments was conditioned on a pledge by or on behalf of the Trust of certain Trust assets to secure certain of its obligations under the Tax Sharing Agreement. At September 30, 1995, the amount of tax sharing payments due from the Bank to the Trust, but unpaid at that date, was $17.7 million. Subsequent to September 30, 1995, with OTS approval, the Bank made a tax sharing payment of $10.0 million to the Trust. It is expected that the Bank will have taxable income in future years and that the Trust's NOLs and additional operating losses will be utilized to reduce the overall tax liability of the group which would otherwise arise from such taxable income of the Bank (or from the taxable income of other members of the Trust's affiliated group).

     In general, if the Bank has net operating losses or unused tax credits in any taxable year, under the Tax Sharing Agreement the Trust is obligated to reimburse the Bank in an amount generally equal to (i) the tax benefit to the group of using such tax losses or unused tax credits in the group's consolidated federal income tax return for such year, plus (ii) to the extent such losses or credits are not used by the group in such year, the amount of the tax refunds which the Bank would otherwise have been able to claim if it were not being included in the consolidated federal income tax return of the group (but not in excess of the net amount paid by the Bank to the Trust pursuant to the Tax Sharing Agreement). There is no assurance that the Trust would be able to fulfill this obligation. If the Trust did not make the reimbursement the OTS could attempt to characterize such nonpayment as an extension of credit by the Bank to the Trust which, as described above under "Regulation - Holding Company Regulation," is prohibited under current law. The Tax Sharing Agreement itself does not provide for any remedies upon a breach by any party of its obligations under the agreement. As noted above, at September 30, 1995, $17.7 million of tax sharing payments was due from the Bank to the Trust (of which $10.0 million was subsequently paid to the Trust). Any reimbursement obligation of the Trust should be available to be offset against any obligation of the Bank to the Trust under the Tax Sharing Agreement that is unpaid at the time the reimbursement obligation arises.

     The Bank, as a member of an affiliated group of corporations filing consolidated income tax returns, is liable under the Internal Revenue Code for the group's tax liability. Although the Bank would be entitled to reimbursement under the Tax Sharing Agreement for tax paid with respect to the income of other members of the affiliated group, there can be no assurance that the Trust or other members would be able to fulfill this obligation.

STATE TAXATION

     Maryland law does not allow the filing of consolidated income tax returns, and thus the Trust and its subsidiaries, which includes the Bank, subject to Maryland income tax are required to file separately in Maryland. The Trust and its subsidiaries are also subject to income taxes in other states, some of which allow or require combined or consolidated filing. The Commonwealth of Virginia is currently conducting audits of the consolidated state income tax returns of the Trust for the taxable years ended September 30, 1991, September 30, 1992 and September 30, 1993.

ITEM 2.  PROPERTIES

     At September 30, 1995, the Bank conducted its business from its executive offices at 8401 Connecticut Avenue, Chevy Chase, Maryland; its operations centers at 6200 Chevy Chase Drive, Laurel, Maryland, 7215 Corporate Court, Frederick, Maryland, 5300, 5310 and 5340 Spectrum Drive, Frederick, Maryland and 7430 New Technology Way, Frederick, Maryland; its office facilities at 7700 Old Georgetown Road, Bethesda, Maryland; 7926 Jones Branch Drive, McLean, Virginia and 88 full-service offices located in Maryland, Virginia and the District of Columbia. On that date, the Bank owned the building and land for 16 of its branch offices and leased its remaining 72 branch offices. Chevy Chase leases the office facilities at 8401 Connecticut Avenue, 6200 Chevy Chase Drive and 7215 Corporate Court and the land at 7700 Old Georgetown Road. Chevy Chase owns the building at 7700 Old Georgetown Road. In addition, the Bank leases office space in which its subsidiaries are housed. The office facility leases have various terms expiring from 1996 to 2019 and the ground leases have terms expiring from 2029 to 2080. See Note 11 to the Consolidated Financial Statements in this report for lease expense and commitments.

     At November 30, 1995, the Bank had received OTS approval to open six additional branches. The branches, two in Virginia and four in Maryland, are scheduled to open during fiscal 1996.

     The following table sets forth the location of the Bank's 88 full-service offices at September 30, 1995.


    8401 Connecticut Avenue          7340 Westlake Terrace
    Chevy Chase, MD  20815           Bethesda, MD  20817

    5424 Western Avenue              11261 New Hampshire Avenue
    Chevy Chase, MD  20815           Silver Spring, MD  20904

    13641 Connecticut Avenue         1327 Lamberton Drive
    Wheaton, MD  20906               Silver Spring, MD  20902

    8401 Georgia Avenue              1661 Rockville Pike
    Silver Spring, MD  20910         Rockville, MD  20852

    4701 Sangamore Road              2215 Bel Pre Road
    Bethesda, MD  20816              Wheaton, MD  20906

    Landover Mall                    2807 University Blvd. West
    Landover, MD  20785              Kensington, MD  20895

    11325 Seven Locks Road           11305 Rockville Pike
    Potomac, MD  20854               Kensington, MD 20895

    6200 Annapolis Road              7500 Old Georgetown Road
    Landover Hills, MD  20784        Bethesda, MD  20814

    33 West Franklin Street          26001 Ridge Road
    Hagerstown, MD  21740            Damascus, MD 20872

    6400 Belcrest Road               5370 Westbard Avenue
    Hyattsville, MD  20782           Bethesda, MD 20816

    8740 Arliss Street               3601 St. Barnabas Road
    Silver Spring, MD  20901         Silver Hill, MD 20746

    2409 Wootton Parkway             17831 Georgia Avenue
    Rockville, MD  20850             Olney, MD  20832

    8889 Woodyard Road               6107 Greenbelt Road
    Clinton, MD  20735               Berwyn Heights, MD  20740

    1181 University Boulevard        4 Bureau Drive
    Langley Park, MD  20783          Gaithersburg, MD  20878

    12921 Wisteria Drive             19610 Club House Road
    Germantown, MD  20874            Gaithersburg, MD  20879

    1009 West Patrick Street         812 Muddy Branch Road
    Frederick, MD  21701             Gaithersburg, MD  20878

    7937 Ritchie Hwy.                10211 River Road
    Glen Burnie, MD  21061           Potomac, MD  20854

    19781 Frederick Road             12331-C Georgia Avenue
    Germantown, MD  20874            Wheaton, MD 20906

    16823 Crabbs Branch Way          14113 Baltimore Avenue
    Rockville, MD  20855             Laurel, MD  20707

    2331-A Forest Drive              7290-A Cradlerock Way
    Annapolis, MD 21401              Columbia, MD  21045

    3244 Superior Lane               1151 Maryland Route 3 North
    Bowie, MD  20716                 Gambrills, MD  21054

    20000 Goshen Road                12228 Viers Mill Road
    Gaithersburg, MD  20879          Silver Spring, MD  20906

    12097 Rockville Pike             317 Kentlands Blvd.
    Rockville, MD  20852             Gaithersburg, MD  20878

    10159 New Hampshire Avenue       215 N. Washington Street
    Hillandale, MD  20903            Rockville, MD  20850

    6264 Central Avenue              1336 Crain Highway South
    Seat Pleasant, MD 20743          Mitchellville, MD  20716

    7700 Old Georgetown Road         543 Ritchie Highway
    Bethesda, MD  20814              Severna Park, MD  21146

    15777 Columbia Pike              4745 Dorsey Hall Drive
    Burtonsville, MD  20866          Ellicott City, MD  21043

    18104 Town Center Drive          1130 Smallwood Drive
    Olney, MD  20832                 Waldorf, MD  20603

    6197 Oxon Hill Road              10985 Baltimore Avenue
    Oxon Hill, MD  20745             Beltsville, MD  20705

    980 E. SwanCreek Road            1040 Largo Center Drive
    Fort Washington, MD  20744       Landover, MD  20785

    1 Catoctin Circle                14245-R Lee Highway
    Leesburg, VA  22075              Centreville, VA  22020

    8251 Greensboro Drive            1100 W. Broad Street
    McLean, VA  22102                Falls Church, VA  22046

    234 Maple Avenue East            3941 Pickett Road
    Vienna, VA  22180                Fairfax, VA  22031

    8436 Old Keene Mill Road         1401 Chain Bridge Road
    Springfield, VA  22152           McLean, VA  22101

    75 West Lee Highway              12002 N. Shore Drive
    Warrenton, VA  22186             Reston, VA  22090

    6212 Leesburg Pike               8120 Sudley Road
    Falls Church, VA  22044          Manassas, VA  22110

    11800 Sunrise Valley Drive       1100 S. Hayes Street
    Reston, VA  22091                Arlington, VA  22202

    2952-H Chain Bridge Road         13344-A Franklin Farm Road
    Oakton, VA  22124                Herndon, VA  22071

    6756 Richmond Highway            20970 Southbank Street
    Alexandria, VA  22306            Sterling, VA  20165

    5613 Stone Road                  21800 Town Center Plaza
    Centerville, VA  22020           Sterling, VA  22170

    44151 Ashburn Village Way        7030 Little River Turnpike
    Ashburn, VA 22011                Annandale, VA 22003

    3537 S. Jefferson Street         210 Michigan Avenue, N.E.
    Bailey's Crossroads, VA 22041    Washington, DC 20017

    2626-T Naylor Road               4455 Connecticut Avenue, N.W.
    Washington, D.C. 20020           Washington, D.C.  20008

    4860 Massachusetts Avenue, N.W.  318A Riggs Road, N.E.
    Washington, D.C.  20016          Washington, D.C.  20011


     At September 30, 1995, the net book value of the Bank's office facilities (including leasehold improvements) was $115.0 million. See Note 10 to the Consolidated Financial Statements in this report.

     The Bank currently plans to build facilities in Frederick, Maryland and in Laurel, Maryland to consolidate the Bank's employees and operations in those areas. At September 30, 1995, the Bank had invested $4.8 million in the land and $3.2 million for capital expenditures relating to these facilities.

     During fiscal 1995, the Bank transferred an office building, which was previously classified as real estate held for investment, to property and equipment. Management plans to use a significant portion of the building to satisfy the Bank's current and anticipated need for additional office space.

     In fiscal 1991, the Bank purchased an historic office building and the underlying land in downtown Washington, D.C. with plans to establish a deposit branch office and a trust office in the building. Although the Bank terminated its trust business in fiscal 1991, it still plans to establish a branch in the building.

     The Bank owns additional assets, including furniture and data processing equipment. At September 30, 1995, these other assets had a net book value of $59.7 million. The Bank also has operating leases, primarily for certain automobiles and data processing equipment and software. The leases for automobiles are generally for periods of less than four years; the leases for the data processing equipment and software have month-to-month or year-to-year terms.

ITEM 3.  LEGAL PROCEEDINGS

     In the normal course of business, the Bank is involved in certain litigation, including litigation arising out of the collection of loans, the enforcement or defense of the priority of its security interests, and the continued development and marketing of certain of its real estate properties, and certain employment claims. In the opinion of management, litigation which is currently pending will not have a material impact on the financial condition or future operations of the Bank.

     In August 1994, Chevy Chase and its subsidiary, B. F. Saul Mortgage Company (together, the "Companies"), entered into an agreement with the United States Department of Justice (the "Department") which commits them to continue the types of lending practices, branching strategies and promotional programs that are designed to increase the level of banking services available to traditionally underserved areas of the Washington, D.C. metropolitan area. Specifically, the Companies have agreed to invest $11.0 million in the African-American community of the Washington, D.C. metropolitan area over a five-year period. This commitment obligates the Companies to (i) provide $7.0 million over the five-year period in subsidies for below-market mortgage loans to residents of designated majority African-American neighborhoods in Washington, D.C. and Prince George's County, Maryland; (ii) open two additional mortgage offices in majority African-American neighborhoods in the metropolitan Washington, D.C. area; and (iii) open one new deposit branch in the Anacostia area of Washington, D.C. The Companies also have agreed over the same five-year period, among other things, to continue efforts to increase their advertising and promotional efforts targeted to residents of African-American neighborhoods, to continue efforts to recruit African-Americans for loan production positions, and to continue various employee training programs. The Companies view these efforts as continuations of their existing programs.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     No matters were submitted to a vote of security holders of the Bank during the fourth quarter of the fiscal year ended September 30, 1995.

                                    PART II

ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
         MATTERS

     There is no public market in the Bank's common stock. The common stock is held of record by three stockholders. See "Security Ownership of Certain Beneficial Owners and Management - Common Stock."

ITEM 6.  SELECTED FINANCIAL DATA

     The selected financial data of the Bank herein have been derived from the Consolidated Financial Statements of the Bank, which statements have been audited by Arthur Andersen LLP, independent public accountants, as indicated by their report with respect thereto included elsewhere in this report. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere herein.

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                ----------------------------------------------
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------

                                                                            AS OF OR FOR THE YEAR ENDED SEPTEMBER 30,
                                                         ---------------------------------------------------------------------------
                                                              1995           1994           1993           1992            1991
                                                         -------------   ------------   ------------   -------------   -------------
Balance sheet data:
   Total assets                                          $   4,947,995   $  4,703,788   $  4,918,795   $  5,062,619    $  4,904,104
   Mortgage-backed securities                                  880,208      1,025,525      1,501,192      1,599,959         443,714
   Loans receivable, net                                     2,327,286      2,357,721      1,861,128      1,635,218       2,537,435
   Loans held for sale                                          68,679         33,598        176,504        175,698          51,734
   Loans held for securitization and sale                      500,000        115,000        300,000        350,000         533,628
   Reserve for losses on loans                                  60,496         50,205         68,040         78,818          89,745
   Real estate held for investment or sale, net                222,860        330,002        387,583        521,051         563,261
   Reserve for losses on real estate held for
     investment or sale                                        135,236        118,973        111,644        109,044          57,498
   Cost in excess of net assets acquired, net                   44,528         48,637         52,650         56,348          60,045
   Mortgage servicing rights, net                               28,369         15,075         20,288         12,787          13,962
   Deposit accounts                                          4,159,252      4,008,761      3,870,023      3,915,958       4,263,033
   Securities sold under repurchase
     agreements and other short - term borrowings               10,435          8,907         88,266        450,321           3,459
   Bonds payable                                                     -         24,030         24,605         25,130          25,605
   Notes payable                                                 7,514          7,729          7,925          8,640          10,354
   Federal Home Loan Bank advances                             155,052        100,000        412,000        275,000         200,000
   Capital notes-subordinated                                  160,000        160,000        138,500        138,500         138,500
   Stockholders' equity                                        328,544        289,956        284,794        177,430         156,389
   Non-performing assets                                       247,185        311,898        372,031        517,639         594,069

Selected ratios:
   Earnings (loss) per common share                      $    2,757.20   $   1,929.00   $   3,549.50   $   2,104.10    $ (1,028.50)
   Return on average assets                                      0.76%          0.58%          0.77%          0.44%         -0.20%
   Return on average stockholders' equity                       12.66%          9.62%         16.20%         11.87%         -5.64%
   Average stockholders' equity to average assets                5.98%          6.07%          4.72%          3.67%          3.49%
   Net loan charge-offs to average loans                         1.51%          1.74%          3.33%          4.04%          3.60%
   Non-performing assets, net to total assets                    3.77%          5.35%          5.97%          8.37%         10.20%
   Net yield on interest earning assets                          4.24%          4.06%          4.60%          4.99%          3.80%
   Average interest-earning assets to
      average interest-bearing liabilities                      91.91%         90.81%         86.43%         82.81%         85.73%

Regulatory capital ratios:
   Tangible                                                      5.77%          4.96%          4.60%          2.22%          1.58%
   Core (or leverage)                                            5.77%          5.34%          5.35%          3.22%          2.82%
   Tier 1 risk-based                                             6.65%          6.95%          7.29%          N/A            N/A
   Total risk-based                                             11.63%         12.19%         11.70%          7.72%          5.51%

Full service banking facilities                                     88             81             74             73             74
Full service mortgage banking facilities                            18             17             17             13             12

--------------------------------------------------------------------------------

                   CONSOLIDATED  STATEMENTS  OF  OPERATIONS
                   ----------------------------------------
                                (In thousands)
--------------------------------------------------------------------------------

                                                                      Year Ended September 30,
                                         ------------------------------------------------------------------------------------
                                                1995            1994            1993            1992            1991
                                         -------------    -------------   -------------   -------------   -------------------
Interest income                          $    365,336     $     334,460   $    349,537      $  403,559      $         487,221
Interest expense                              189,114           165,544        167,518         214,761                325,711
                                         ------------       -----------   ------------      ----------      -----------------
  Net interest income                         176,222           168,916        182,019         188,798                161,510
Provision for loan losses                      54,979            29,222         60,372          86,453                143,544
  Net interest income after              ------------       -----------    -----------      ----------      -----------------
  provision for loan losses                   121,243           139,694        121,647         102,345                 17,966
                                         ------------       -----------    -----------      ----------      -----------------
Non-interest income:
Credit card fees, loan servicing
  fees and deposit servicing fees             218,572           111,279         91,216          92,291               105,441
Gain on sales of investment securities,net       -                  -            8,895             -                   1,159
Gain (loss) on sales of trading                  (600)            1,695            -               -                  11,651
  securities, net
Earnings (loss) on real estate held
  for investment or sale, net                  (4,672)            1,326        (12,722)        (50,649)              (47,339)
Gain on sales of credit card
  relationships, loans and mortgage-
  backed securities, net                       12,882            30,522         31,338          38,716                69,096
Gain on sales of mortgage servicing
  rights, net                                   1,397             5,833          4,828           3,750                 9,633
Other                                           5,923             9,885          7,161          10,766                12,133
                                         ------------    --------------   ------------    ------------    ------------------
  Total non-interest income                   233,502           160,540        130,716          94,874               161,774
                                         ------------    --------------   ------------    ------------    ------------------
Non-interest expense:
Salaries and employee benefits                108,432            87,390         69,739          62,725                78,344
Marketing expenses                             46,117            46,441         15,138           4,632                 6,831
Other non-interest expense                    145,544           113,739        103,492          91,718               100,399
                                         ------------    --------------   ------------    ------------    ------------------
  Total non-interest expense                  300,093           247,570        188,369         159,075               185,574
                                         ------------    --------------   ------------    ------------    ------------------
  Income (loss) before income taxes,
  extraordinary items and cumulative
  effect  of change in
  accounting principle                         54,652            52,664         63,994          38,144                (5,834)
Provision for income taxes                     17,330            22,394         26,603          17,103                 4,451
Extraordinary loss on early                       -              (6,333)           -               -                      -
 extinguishment of debt
Cumulative effect of change in
  accounting for income taxes                     -               5,103            -               -                      -
                                         ------------       -----------     ----------      ----------      ----------------
Net income (loss)                        $     37,322       $    29,040     $   37,391      $   21,041      $        (10,285)
                                         ============       ===========     ==========      ==========      ================

--------------------------------------------------------------------------------

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

     GENERAL. The Bank recorded income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $54.7 million and net income of $37.3 million during fiscal 1995, compared to income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $52.7 million and net income of $29.0 million, respectively, in fiscal 1994. The increase in income for fiscal 1995 resulted primarily from the continued expansion of the Bank's credit card program and other loan products and services, which contributed to the $114.4 million increase in loan servicing fees over the prior year. The operating results for the current year also reflected an increase in net interest income. The positive effect of these items on income was partially offset by a $52.5 million increase in operating expenses and a $25.8 million increase in the provision for loan losses resulting from increased consumer and credit card loan originations. See "Results Of Operations."

     At September 30, 1995, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 5.77%, 5.77%, 6.65% and 11.63%, respectively. The Bank's capital ratios exceeded the requirements under FIRREA as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations issued pursuant to FDICIA. On the basis of its balance sheet at September 30, 1995, the Bank met the FIRREA-mandated fully phased-in capital requirements and, on a fully phased-in basis, met the capital standards established for "well capitalized" institutions under the prompt corrective action regulations. See "Capital."

     Effective July 1, 1995, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), an amendment of SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS 122 requires that a mortgage banking enterprise recognize, as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. SFAS 122 also requires that a mortgage banking enterprise evaluate its mortgage servicing rights for impairment based upon fair value. See "Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements in this report.

     SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119"), was issued in October 1994. This new statement requires certain disclosures about financial derivatives, including amounts, nature and terms of the instruments. Disclosures required by SFAS 119 are effective for fiscal years ended after December 15, 1994 and are therefore reflected in the Bank's audited financial statements. See "Summary of Significant Accounting Policies" and "Financial Instruments" in the Notes to the Consolidated Financial Statements in this report.

     The Bank's assets are subject to review and classification by the OTS upon examination. The OTS is currently conducting an examination of the Bank.

     ASSET QUALITY.  Non-Performing Assets.  The Bank's level of non-performing
                     ---------------------
assets continued to decline during fiscal 1995. The following table sets forth information concerning the Bank's non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

                             NON-PERFORMING ASSETS
                             ---------------------
                             (Dollars in Thousands)
--------------------------------------------------------------------------------

                                                                                       September 30,
                                                        ------------------------------------------------------------------------
                                                            1995           1994           1993           1992           1991
                                                        ------------    -----------    -----------    -----------    -----------
Non-Peforming assets:
  Non-accrual loans:
    Residential                                         $      8,593    $     8,306    $     9,108    $    12,865    $    17,913
    Commercial and multifamily                                   194          -              -              3,694          -
    Residential construction and ground                        -              -              -             11,196         30,469
    Commercial construction and ground                         -              -              -              3,413         15,629
                                                        ------------    -----------    -----------    -----------    -----------
      Total non-accrual real estate loans                      8,787          8,306          9,108         31,168         64,011
    Credit card                                               18,569         16,229         20,557         26,780         33,682
    Consumer and other                                           595            498            314          3,572          3,331
                                                        ------------    -----------    -----------    -----------    -----------
      Total non-accrual loans (1)                             27,951         25,033         29,979         61,520        101,024
                                                        ------------    -----------    -----------    -----------    -----------

  Non-accrual real estate held for investment (1)              -              8,915          8,898          8,892          8,892
                                                        ------------    -----------    -----------    -----------    -----------

  Real estate acquired in settlement of loans                354,277        387,024        434,616        541,352        537,490
  Reserve for losses on real estate acquired in
   settlement of loans                                      (135,043)      (109,074)      (101,462)       (94,125)       (53,337)
                                                        ------------    -----------    -----------    -----------    -----------
    Real estate acquired in settlement of loans, net         219,234        277,950        333,154        447,227        484,153
                                                        ------------    -----------    -----------    -----------    -----------

      Total non-performing assets                       $    247,185    $   311,898    $   372,031    $   517,639    $   594,069
                                                        ============    ===========    ===========    ===========    ===========

Reserve for losses on loans                             $     60,496    $    50,205    $    68,040    $    78,818    $    89,745
Reserve for losses on real estate held for
 investment                                                      193          9,899         10,182         14,919          4,161
Reserve for losses on real estate acquired in
 settlement of loans                                         135,043        109,074        101,462         94,125         53,337
                                                        ------------    -----------    -----------    -----------    -----------

      Total reserves for losses                         $    195,732    $   169,178    $   179,684    $   187,862    $   147,243
                                                        ============    ===========    ===========    ===========    ===========

________________________________________________________________________________
(1)  Before deductions of reserves for losses.

                            (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                                     SEPTEMBER 30,
                                                         --------------------------------------------------------------------------
                                                           1995            1994            1993            1992            1991
                                                         ---------      ---------       ---------        ---------       ----------
RATIOS:

   Non-performing assets, net to total assets (1)(4)        3.77%            5.35%           5.97%           8.37%          10.20%

   Reserve for losses on real estate loans to
    non-accrual real estate loans (2)                     123.82%          169.58%         219.29%          53.16%          23.72%

   Reserve for losses on credit card loans to
    non-accrual credit card loans (2)                     249.47%          212.77%         228.08%         214.96%         209.73%

   Reserve for losses on consumer and other
    loans to non-accrual consumer
    and other loans (2)                                   553.11%          319.28%         376.11%         131.10%         117.68%


   Reserve for losses on losses to non-accrual
    loans (2)                                             216.44%          200.56%         226.96%         128.12%          88.84%

   Reserve  for losses on loans to total loans
    receivable (3)                                          2.05%            1.97%           2.83%           3.52%           2.79%

--------------------------------------------------------------------------------
(1) Non-performing assets is presented after all reserves for losses on loans and real estate held for investment or sale.
(2) Before deduction of reserves for losses.
(3) Includes loans receivable and loans held for sale and/or securitization, before deduction of reserve for losses.
(4) In November 1995, the Bank sold approximately 2,000 residential lots in the Communities to a single purchaser. If this sale had occured prior to September 30, 1995, the ratio of non-performing assets, met to total asssets would have been 2.77% at September 30, 1995. See "Disposition of REO."

     Non-performing assets include non-accrual loans (loans contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely), non-accrual real estate held for investment ("non-accrual REI"), and real estate acquired in settlement of loans, either through foreclosure or deed-in-lieu of foreclosure, or pursuant to in-substance foreclosure (prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," in fiscal 1994).

     Non-performing assets totaled $247.2 million, after valuation allowances on REO of $135.0 million, at September 30, 1995, compared to $311.9 million, after valuation allowances on REO of $109.1 million, at September 30, 1994. In addition to the valuation allowances on REO, the Bank maintained $2.3 million of valuation allowances on its non-accrual loans at September 30, 1995, compared to $4.0 million of valuation allowances on its non-accrual loans and non-accrual real estate held for investment at September 30, 1994. The decrease in non-performing assets was primarily attributable to a net decrease in REO of $58.7 million. During fiscal 1995, non-accrual REI with a balance of $6.7 million at September 30, 1995 was transferred to REO. See "Real Estate Held for Investment."

     The Bank's non-performing real estate assets, which include non-accrual real estate loans, REO and non-accrual REI, totaled $228.0 million at September 30, 1995, or 92.2% of total non-performing assets at that date. As shown in the following table, the Bank's non-performing real estate assets, after valuation allowances on such assets, have declined from their peak of $567.6 million in February 1992 to $227.6 million at September 30, 1995, reflecting both additional write-downs on non-performing assets during that period and, in more recent periods, asset sales.

                           Decline in Non-Performing
                           -------------------------

                              Real Estate Assets
                              ------------------

                                               Total
                                             Valuation
                                             Allowances
                                               on Non
                                               Accrual                      Cumulative
                              Total Non-    Real Estate   Total Non-      Decline  from
                              Performing     Loans and    Performing    February 29, 1992
                                                                        -----------------
                              Real Estate    Non-Accrual  Real Estate   Amount    Percent
                              Assets (1)       REI (2)    Assets, net   -------   -------
                              ----------       ------     -----------
                                                (Dollars in thousands)
December 31, 1991............  $559,665       $  6,692      $552,973      -          -
February 29, 1992............   574,321          6,712       567,609      -          -
March 31, 1992...............   551,960          5,490       546,470    ($21,139)   -3.7%
June 30, 1992................   512,729         10,224       502,505     (65,104)  -11.5%
September 30, 1992...........   487,287          7,147       480,140     (87,469)  -15.4%
December 31, 1992............   427,113          2,332       424,781    (142,828)  -25.2%
March 31, 1993...............   394,672          2,635       392,037    (175,572)  -30.9%
June 30, 1993................   382,657          2,634       380,023    (187,586)  -33.1%
September 30, 1993...........   351,160          2,427       348,733    (218,876)  -38.6%
December 31, 1993............   345,968          3,493       342,475    (225,134)  -39.7%
March 31, 1994...............   323,185          3,487       319,698    (247,911)  -43.7%
June 30, 1994................   310,506          3,620       306,886    (260,723)  -45.9%
September 30, 1994...........   295,171          2,390       292,781    (274,828)  -48.4%
December 31, 1994............   283,375          2,388       280,987    (286,622)  -50.5%
March 31, 1995...............   270,546          2,407       268,139    (299,470)  -52.8%
June 30, 1995................   240,243(3)         348(3)    239,895    (327,714)  -57.7%
September 30, 1995...........   228,021(3)(4)      439(3)    227,582    (340,027)  -59.9%

_____________________
(1) Represents total non-accrual real estate loans and non-accrual REI before deduction of valuation allowances and REO after valuation allowances.
(2) Represents valuation allowances on non-accrual real estate loans and non-accrual REI.
(3)  The Bank had no non-accrual REI at these dates.
(4) In November, 1995, the Bank sold approximately 2,000 residential lots in the Communities to a single purchaser. If this sale had occurred prior to September 30, 1995, total non-performing assets would have been $178.9 million. See "Disposition of REO."

     At September 30, 1995, $209.5 million or 91.9% of the Bank's total non-performing real estate assets related to residential real estate properties, including the Bank's Communities. The Bank has disposed of the majority of its commercial REO and is continuing to effect the orderly disposition of the remainder of its REO. See "REO" and "Disposition of REO."

     Non-accrual Loans.  The Bank's non-accrual loans totaled $28.0 million at
     -----------------
September 30, 1995, compared to $25.0 million at September 30, 1994. At September 30, 1995, non-accrual loans consisted primarily of $8.8 million of non-accrual real estate loans and $18.6 million of non-accrual credit card loans.

     At September 30, 1995, the $18.6 million of non-accrual credit card loans were classified for regulatory purposes as substandard and disclosed as non-performing assets because they were 90 days or more past due. At that date, the Bank also had $14.8 million of credit card loans classified for regulatory purposes as substandard which were not either non-performing assets (i.e., credit card loans which are 90 days or more past due) or potential problem assets. The amount classified as substandard but not non-performing assets ($14.8 million) primarily related to accounts for which the customers have agreed to modified payment terms, but which were 30-89 days past due. Of the $14.8 million, $3.7 million was current, $6.4 million was 30-59 days past due and $4.7 million was 60-89 days past due at September 30, 1995. All delinquent amounts are included in the table of delinquent loans under "Delinquent Loans."

     Non-accrual REI.  At September 30, 1995, the Bank had no non-accrual REI.
     ---------------
At September 30, 1994, a participating loan to a developer with a balance of $8.9 million, before valuation allowances of $2.0 million, was non-performing. During fiscal 1995, this loan with a balance of $6.7 million at September 30, 1995 was transferred to REO. See "Real Estate Held for Investment."

     REO.  At September  30, 1995, the Bank's REO totaled $219.2 million, after
     ---
valuation allowances on such assets of $135.0 million. The principal component of REO consists of the Communities, which had an aggregate book value of $162.0 million at that date. Four of the Communities are under active development.

     During fiscal 1995, REO decreased $58.7 million. This decrease was primarily attributable to the sale of three retail center properties and two commercial ground properties and sales of residential lots or units in the Communities and other smaller residential properties. This decrease was partially offset by the transfer from REI to REO of a participating loan to a developer referred to above under "Non-accrual REI." The transfer resulted from the Bank's acquisition of title to the property. See "Disposition of REO."

     The Bank capitalizes costs relating to development and improvement of REO. Interest costs are capitalized on real estate properties under development. See "Disposition of REO" and "Allowances for Losses." The Bank capitalized interest in the amount of $4.5 million in fiscal 1995, of which $4.4 million was related to the Bank's four active Communities.

     Disposition of REO.  During fiscal 1995, the Bank received proceeds of
     ------------------
approximately $90.1 million upon the disposition of REO consisting of three retail centers ($10.1 million), two commercial ground properties ($1.8 million), 1,347 residential lots or units in the Communities and other smaller residential properties ($72.1 million), approximately 3.2 acres of land in three of the Communities ($1.7 million) and various single-family residential properties ($4.4 million).

     The Bank's objective with respect to its REO is to sell such properties as expeditiously as possible and in a manner which will best preserve the value of the Bank's assets. The Bank's ability to achieve this objective will depend on a number of factors, some of which are beyond its control, such as the general economic conditions in the Washington, D.C. metropolitan area. In addition, under its written agreement with OTS, the Bank is required to make every effort to reduce its exposure in certain of its real estate development properties, including the four active Communities. In accordance with this requirement, management of the Bank is pursuing several strategies. First, the Bank has focused its efforts on marketing building lots directly to homebuilders. The Bank is proceeding with lot development to meet the requirements of existing and new contracts with builders. Second, the Bank continues to seek and negotiate with potential purchasers of retail and commercial ground in the Communities. Third, the Bank continues to seek potential investors concerning the possibility of larger scale or bulk purchases of ground at the Communities.

     The following table sets forth information about the Bank's REO at September 30, 1995.

                                            Balance Before                            Balance After
                                              Valuation          All Valuation         Valuation           Percent of
                                              Allowances           Allowances          Allowances             Total
                                              ----------           ----------          ----------             -----
                                                                       (Dollars in thousands)
Communities..............................      $270,630              $108,656            $161,974             73.9%
Residential ground and construction......        56,187                20,737              35,450             16.2%

Commercial ground........................        23,742                 5,464              18,278              8.3%
Single-family residential properties.....         3,718                   186               3,532              1.6%
                                               --------              --------            --------            ------
  Total REO..............................      $354,277              $135,043            $219,234            100.0%
                                               ========              ========            ========            ======

     On November 13, 1995, the Bank sold its remaining residential lots (approximately 2,000) in two of its Communities at an amount that approximated its net carrying value, after utilization of applicable valuation allowances. The impact of the transaction was to reduce REO, net of all valuation allowances, by $49.2 million. In connection with this sale, the Bank provided financing of $33.4 million net of participations.

     At September 30, 1995 and before the November sale discussed above, the four active Communities consisted of 12,928 residential lots or units and 197.6 acres of land designated for retail use. At September 30, 1995, 9,273 residential units (71.7%) had been sold to builders, consisting of 8,170 units (63.2%) which had been settled and 1,103 units (8.5%) which were under contract and pending settlement. At the same date, approximately 115.0 acres (58.2%) of retail land had been sold to developers, including 26.5 acres which were under contract and pending settlement. In addition, at September 30, 1995, the Bank was engaged in discussions with potential purchasers regarding the sale of additional residential units and retail land.

     The rate of residential lot sales in the Bank's four active Communities increased 31.6% to 1,298 lots during fiscal 1995 from 986 lots during the prior year. The rate of home sales in the Bank's four active Communities declined to 944 units during fiscal 1995 from 1,370 units during fiscal 1994. The decline in home sales in the four active Communities is consistent with changes in general economic conditions.

     The Bank will continue to make financing available to homebuilders and home purchasers in an attempt to facilitate sales of lots in the remaining two Communities under active development. The following table presents, at the periods indicated, the outstanding balances of loans provided by the Bank (subsequent to its acquisition of title to the properties) to facilitate sales of lots in such Communities.

                                                         September 30,
                                         --------------------------------------
                                            1995           1994         1993
                                         ----------     ---------    ----------
                                                     (In thousands)
Residential construction loans........... $12,615       $13,367         $10,386
Single-family permanent loans(1).........  50,096        54,642          79,104
                                          -------       -------         -------
  Total.................................. $62,711       $68,009         $89,490
                                          =======       =======         =======

__________________________

(1) Includes $2.3 million, $4.4 million and $8.8 million of loans classified as held for sale at September 30, 1995, September 30, 1994 and September 30, 1993, respectively.

     The Bank anticipates that it will provide construction financing for approximately 20% of the remaining unsold lot inventory in the Communities. The Bank also expects that it will provide permanent financing for approximately 25% of the homes to be sold in the Communities. The Bank's current policy is to sell all such single-family loans for which it provides permanent financing. At September 30, 1995, $2.3 million of such loans are classified as held for sale and generally are expected to be sold in the first quarter of fiscal 1996.

     In furtherance of its objective of facilitating sales, the Bank has continued to develop some of the Communities. The following table presents the net decrease in the balances of the five Communities for the periods indicated.

                                                                  Year Ended September 30,
                                                      -------------------------------------------------
                                                            1995             1994             1993
                                                      ---------------    -------------  ---------------
                                                                       (In thousands)
Sales proceeds..........................................   $65,211         $78,057            $66,291
Development costs.......................................    32,626          44,264             52,118
                                                           -------         -------            -------
  Net cash flow.........................................    32,585          33,793             14,173
Increase (decrease) in reserves and
 other non-cash items...................................    16,884          (4,337)             7,899
                                                           -------         -------            -------

Net decrease in balances of the
 Communities............................................   $49,469         $29,456            $22,072
                                                           =======         =======            =======


     The Bank currently anticipates that sales proceeds will continue to exceed development costs in future periods. The sale of the 2,000 residential lots in two of the Bank's Communities consummated in November 1995 eliminates the requirement for the Bank to incur additional substantial costs related to these lots. In the event development costs exceed sales proceeds in future periods, the Bank believes that adequate funds will be available from its primary liquidity sources to fund such costs. See "Liquidity."

     In addition to the four active Communities, REO includes a fifth Community, consisting of approximately 2,400 acres, in Loudoun County, Virginia, which is in the pre-development stage and was to be developed into approximately 4,200 residential units at September 30, 1995. At September 30, 1995, this property had a book value of $23.8 million, after valuation allowances. Subsequent to September 30, 1995, a zoning agreement was amended which increased the number of authorized residential units from 4,200 units to 6,200 units.

     Under its written agreement with the OTS, the Bank may not increase its investments in certain of its large REO properties beyond levels existing at September 30, 1991 without OTS approval. In addition, in accordance with the OTS extension of the five-year holding period for certain of its REO, the Bank is required to submit a quarterly status report. See "Capital - Regulatory Action and Requirements."

     The Bank will continue to monitor closely its major non-performing and potential problem assets in light of current and anticipated market conditions. The Bank's asset workout group focuses its efforts in resolving these problem assets as expeditiously as possible. The Bank does not anticipate any significant increases in non-performing and potential problem assets.

     Potential Problem Assets.  Although not considered non-performing assets,
     ------------------------
primarily because the loans are not 90 or more days past due and the borrowers have not abandoned control of the properties, potential problem assets are experiencing problems sufficient to cause management to have serious doubts as to the ability of the borrowers to comply with present repayment terms. The majority of the Bank's potential problem assets involve borrowers or properties experiencing cash flow problems.

     At September 30, 1995, potential problem assets totaled $8.2 million, before valuation allowances of $1.5 million, as compared to $34.1 million, before valuation allowances of $11.2 million, at September 30, 1994. The $25.9 million decrease in potential problem assets was primarily attributable to $12.5 million of loans incurred by borrowers whose financial condition is such that management no longer has serious doubts as to such borrowers' ability to comply with present repayment terms. The repayment of one residential ground loan with a principal balance of $8.8 million, the repayment of one commercial collateralized loan with a principal balance of $1.7 million and other net principal reductions of $2.9 million also contributed to the decrease in potential problem assets.

     Delinquent Loans.   At September 30, 1995, delinquent loans totaled $39.7
     -----------------
million (or 1.4% of loans) compared to $31.8 million (or 1.2% of loans) at September 30, 1994. The following table sets forth information regarding the Bank's delinquent loans at September 30, 1995.

                                                  Principal Balance
                                      ---------------------------------------
                                                                                      Total as a
                                        Mortgage     Non-Mortgage                      Percentage
                                         Loans          Loans          Total           of Loans (1)
                                      ----------    -------------   ----------     -------------------
                                               (Dollars in thousands)
Loans delinquent for:
30-59 days                               $4,024       $21,077         $25,101            0.9%
60-89 days                                1,940        12,621          14,561            0.5%
                                         ------       -------         -------            ===
  Total                                  $5,964       $33,698         $39,662            1.4%
                                         ======       =======         =======            ===

____________________________

(1) Includes loans held for sale and/or securitization, before deduction of valuation allowances.

     Mortgage loans classified as delinquent 30-59 days includes one residential construction loan with a principal balance of $1.5 million. The remaining balance of loans delinquent 30-89 days consists of single-family permanent residential mortgage loans and home equity credit line loans. The increase in total delinquent mortgage loans, from $4.3 million at September 30, 1994 to $6.0 million at September 30, 1995, was primarily attributable to the decline in the financial condition of one borrower whose residential construction loan, with a principal balance of $1.5 million, became 30-59 days delinquent during the fourth quarter of fiscal 1995.

     Non-mortgage loans (principally credit card loans) delinquent 30-89 days increased to $33.7 million at September 30, 1995 from $27.5 million at September 30, 1994, but decreased as a percentage of total non-mortgage loans outstanding to 2.4% at September 30, 1995 from 2.7% at September 30, 1994.

     Troubled Debt Restructurings.  A troubled debt restructuring occurs when
     ----------------------------
the Bank agrees to modify significant terms of a loan in favor of the borrower when the borrower is experiencing financial difficulties. The following table sets forth loans accounted for as troubled debt restructurings, before deduction of valuation allowances, at the dates indicated.

                                                                September 30,
                                                    -----------------------------------
                                                           1995               1994
                                                    ----------------    ---------------
                                                               (In thousands)
    Troubled debt restructurings.................            $17,344            $29,141
                                                    ================    ===============

     At September 30, 1995, loans accounted for as troubled debt restructurings included two commercial permanent loans with principal balances totaling $13.2 million, one residential ground loan with a principal balance of $3.4 million and one commercial collateralized loan with a principal balance of $0.7 million. The $11.8 million decrease in loans accounted for as troubled debt restructurings from September 30, 1994 resulted from the principal repayment of one residential ground loan with a principal balance of $8.8 million, which was accounted for as a troubled-debt restructuring and classified as a potential problem asset at September 30, 1994 and other net principal reductions. At September 30, 1995, the Bank had commitments to lend $1.1 million of additional funds on loans that have been restructured.

     Real Estate Held for Investment. At September 30, 1995, real estate held
     -------------------------------
for investment consisted of two properties with an aggregate book value of $3.6 million, net of valuation allowances of $0.2 million, as compared to seven properties with an aggregate book value of $52.1 million, net of accumulated depreciation of $13.6 million and valuation allowances of $9.9 million at September 30, 1994. During fiscal 1995, the Bank sold two apartment buildings previously classified as real estate held for investment which had an aggregate net book value of $25.4 million and recognized a net gain of $5.4 million, and sold its limited partnership interest in an office building which resulted in a net gain of $4.5 million. Also during the current year, a loan to a developer with a profit participation feature was transferred to REO and an office building was transferred to property and equipment.

     Allowances for Losses. The following tables show loss experience by asset
     ---------------------
type and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the years indicated and may include charge-offs taken against assets which the Bank disposed of during such years.

              COMPONENTS PF ALLOWANCE FOR LOSSES ON LOANS BY TYPE
              ---------------------------------------------------
                            (DOLLARS IN THOUSANDS)
 -------------------------------------------------------------------------------

                                                               SEPTEMBER 30,
                                        --------------------------------------------------------
                                                    1995                          1994
                                          ----------------------        ------------------------
                                                      PERCENT OF                     PERCENT OF
                                                       LOANS TO                       LOANS TO
                                        AMOUNT        TOTAL LOANS     AMOUNT         TOTAL LOANS
                                        -------       -----------     -------        -----------
Balance at end of year  allocated to:

Residential permanent                   $   929          17.3%        $ 1,384           53.8%

Home equity                                 164           1.0             133            1.4

Commercial and multifamily                8,523           2.9           8,506            3.3

Residential construction                  1,159           0.8           1,455            1.2

Commercial construction                      56           0.2             245            0.2

Ground                                       49           0.1           2,362            0.6

Credit card                              46,325          34.4          34,530           25.5

Consumer and other                        3,291          13.3           1,590           14.0
                                        -------                       -------
  Subtotal                               60,496                        50,205
  Unallocated                              -                             -
                                        -------                       -------
    Total                               $60,496                       $50,205
                                        =======                       =======
                                                                         SEPTEMBER 30,
                                      ------------------------------------------------------------------------------------
                                                  1993                          1992                          1991
                                          --------------------          --------------------          --------------------
                                                    PERCENT OF                     PERCENT OF                   PERCENT OF
                                                     LOANS TO                       LOANS TO                     LOANS TO
                                        AMOUNT       TOTAL LOANS      AMOUNT       TOTAL LOANS      AMOUNT      TOTAL LOANS
                                       -------      ------------      -------      -----------      -------     -----------
Balance at end of year allocated to:

Residential permanent                  $ 4,235            53.6        $ 2,335         41.6%         $ 2,326         41.7%

Home equity                                250             2.5            504          9.9              597          9.0

Commercial and multifamily               9,606             3.9          5,907          2.7            4,655          2.1

Residential construction                 4,125             1.5          4,470          2.6            3,683          2.2

Commercial construction                    345             0.4            729          0.5            1,754          0.7

Ground                                   1,412             0.7          2,624          1.0            2,168          1.3

Credit card                             46,886            31.4         57,566         38.9           70,642         40.4

Consumer and other                       1,181             6.0          4,683          2.8            2,997          2.6
                                       -------                       --------                       -------
  Subtotal                              68,040                         78,818                        88,822
  Unallocated                            -                              -                               923
                                       -------                       --------                       -------
    Total                              $68,040                        $78,818                       $89,745
                                      ========                       ========                      ========

              Analysis of Allowance for and Charge-offs  of Loans
              ---------------------------------------------------
                            (Dollars in thousands)
--------------------------------------------------------------------------------

                                                                                    Year Ended September 30,
                                                               ------------------------------------------------------------------
                                                                  1995           1994         1993          1992         1991
                                                               -----------   -----------   -----------   ----------   -----------
Balance at beginning of year                                   $    50,205   $    68,040   $    78,818   $   89,745   $    58,339
                                                               -----------   -----------   -----------   ----------   -----------
Provision for loan losses                                           54,979        29,222        60,372       86,453       143,544
                                                               -----------   -----------   -----------   ----------   -----------
Charge-offs:
  Residential                                                        1,174         1,641            45          581            78
  Commercial and multifamily                                             -           112           766        1,855         1,500
  Ground                                                             1,768         2,027         4,274        1,650        16,899
  Residential construction                                               -             -             -        1,971         3,564
  Commercial construction                                                -           447             -        1,431        13,421
  Credit card                                                       50,172        55,754        76,141      100,391        85,554
  Consumer and other                                                 3,463         1,058         3,664        1,898         1,695
                                                               -----------   -----------   -----------   ----------   -----------
   Total charge-offs                                                56,577        61,039        84,890      109,777       122,711
                                                               -----------   -----------   -----------   ----------   -----------
Recoveries:
  Residential                                                           20             -             -            -             -
  Credit card                                                       11,219        13,525        13,438       12,038        10,475
  Other                                                                650           457           302          359            98
                                                               -----------   -----------   -----------   ----------   -----------
   Total recoveries                                                 11,889        13,982        13,740       12,397        10,573
                                                               -----------   -----------   -----------   ----------   -----------

Charge-offs, net of recoveries                                      44,688        47,057        71,150       97,380       112,138
                                                               -----------   -----------   -----------   ----------   -----------

Balance at end of year                                         $    60,496   $    50,205   $    68,040   $   78,818   $    89,745
                                                               ===========   ===========   ===========   ==========   ===========

Provision for loan losses to average loans (1)                       1.85%         1.08%         2.83%        3.59%         4.61%
Net loan charge-offs to average loans (1)                            1.51%         1.74%         3.33%        4.04%         3.60%
Ending reserve for losses on loans to total loans (1) (2)            2.06%         1.97%         2.83%        3.52%         2.79%

________________________________________________________________________________
(1) Includes loans held for sale and/or securitization.
(2) Before deduction of reserves.

                      COMPONENTS OF ALLOWANCE FOR LOSSES
                      ----------------------------------
                  ON REAL ESTATE HELD FOR INVESTMENT OR SALE
                  ------------------------------------------
                                (IN  THOUSANDS)
--------------------------------------------------------------------------------

                                                                                       September 30,
                                                  ----------------------------------------------------------------------------------
                                                       1995             1994             1993             1992             1991
                                                  --------------   --------------   --------------   --------------   --------------
Allowance for losses on real estate
 held for investment:
  Commercial nad multifamily                      $            -   $        7,793   $        7,945   $        8,037   $       2,389
  Commercial construction                                      -                -                -            4,995             506
  Ground                                                       -            1,975            1,972            1,682           1,266
  Other                                                      193              131              265              205               -
                                                  --------------   --------------   --------------   --------------   -------------
     Total                                                   193            9,899           10,182           14,919           4,161
                                                  --------------   --------------   --------------   --------------   -------------

Allowance for losses on real estate
 held for sale:
  Residential                                                184               66              102              447           2,813

  Home equity                                                  2                4               53               21               4

  Commercial and multifamily                                   -              142            4,678            1,705           1,564

  Commercial construction                                      -            1,216            1,387           15,439           6,899

  Residential construction                                     -            1,942            2,924            2,294           1,664

  Ground                                                 134,857          105,704           92,318           74,219          40,393
                                                  --------------   --------------   --------------   --------------   --------------
     Total                                               135,043          109,074          101,462           94,125          53,337
                                                  --------------   --------------   --------------   --------------   --------------


     Total allowance for losses on real
      estate held for investment or sale          $      135,236   $      118,973   $      111,644   $      109,044   $      57,498
                                                  ==============   ==============   ==============   ==============   ==============


--------------------------------------------------------------------------------

                ANALYSIS OF ALLOWANCE FOR AND CHARGE - OFFS OF
                ----------------------------------------------
                   REAL ESTATE HELD FOR INVESTMENT OR SALE
                    ---------------------------------------
                                (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                              YEAR ENDED SEPTEMBER 30
                                               ----------------------------------------------------
                                                  1995      1994       1993       1992       1991
                                               --------   --------   --------   --------   --------
Balance at beginning of year:

   Real estate held for investment             $  9,899   $ 10,182   $ 14,919   $  4,161   $  2,800
   Real estate held for sale                    109,074    101,462     94,125     53,337     10,078
                                               --------   --------   --------   --------   --------
    Total                                       118,973    111,644    109,044     57,498     12,878
                                               --------   --------   --------   --------   --------

Provisions for real estate losses:

   Real estate held for investment               (6,974)      (283)     1,470     12,673      4,724
   Real estate held for sale                     33,295     14,335     28,945     47,923     43,259
                                               --------   --------   --------   --------   --------
     Total                                       26,321     14,052     30,415     60,596     47,983
                                               --------   --------   --------   --------   --------
Charge-offs:

   Real estate held for investment:
    Commercial ground                             2,732          -        -        1,550      3,363
    Commercial permanent                              -          -        -          365        -
    Commercial construction                           -          -      6,207        -          -
                                               --------   --------   --------   --------   --------
    Total                                         2,732          -      6,207      1,915      3,363
                                               --------   --------   --------   --------   --------

   Real estate held for sale:
    Residential                                       -          -        -        3,002        -
    Residential construction                      1,924        911         79        -          -
    Residential ground                              103          -        259        348        -
    Commercial ground                             2,827          -      1,353      3,785        -
    Commercial permanent                              -      5,812        761        -          -
    Commercial construction                       2,472          -     19,156        -          -
                                               --------   --------   --------   --------   --------
     Total                                        7,326      6,723     21,608      7,135        -
                                               --------   --------   --------   --------   --------

    Total charge-offs on real estate
     held for Investment or sale                 10,058      6,723     27,815      9,050      3,363
                                               --------   --------   --------   --------   --------

Balance at end of year:
   Real estate held for investment                  193      9,899     10,182     14,919      4,161
   Real estate held for sale                    135,043    109,074    101,462     94,125     53,337
                                               --------   --------   --------   --------   --------
     Total                                     $135,236   $118,973   $111,644   $109,044   $ 57,498
                                               ========   ========   ========   ========   ========

     The Bank maintains valuation allowances for estimated losses on loans and real estate. The Bank's total valuation allowances for losses on loans and real estate held for investment or sale increased by $26.5 million from the level at September 30, 1994 to $195.7 million at September 30, 1995. The $26.5 million increase was primarily attributable to increased valuation allowances on the Communities and credit card loans. During fiscal 1995, the Bank recorded net charge-offs of $13.0 million on loans secured by real estate and real estate held for investment or sale and provided an additional $26.0 million of valuation allowances on these assets.

     The following table shows valuation allowances for losses on performing and non-performing assets at the dates indicated.

                                                          September 30, 1995
                                           -------------------------------------------
                                             Performing     Non-performing     Total
                                           -------------  -----------------  ---------
                                                           (In thousands)
Allowances for losses on:

Loans:
  Real estate ............................   $ 10,441       $    439         $ 10,880
  Credit card ............................     44,468          1,857           46,325
  Consumer and other .....................      3,287              4            3,291
                                             --------       --------         --------
  Total allowance for losses
  and loans ...............................    58,196          2,300           60,496
                                             --------       --------         --------
  Real estate held for
   investment .............................       193              -              193

  Real estate held for sale ...............         -        135,043          135,043
                                             --------       --------         --------

  Total allowance for losses
   on real estate held for
   investment for sale ....................       193        135,043          135,236
                                             --------       --------         --------

  Total allowance for losses ..............  $ 58,389       $137,343         $195,732
                                             ========       ========         ========

                                                          September 30, 1994
                                           -------------------------------------------
                                             Performing     Non-performing     Total
                                           -------------  -----------------  ---------
                                                           (In thousands)
Allowances for losses on:

Loans:
  Real estate ...........................   $13,670        $    415          $ 14,085
  Credit card ...........................    32,907           1,623            34,530
  Consumer and other ....................     1,588               2             1,590
                                            -------        --------          --------
  Total allowance for losses and
   loans ................................    48,165           2,040            50,205
                                            -------        --------          --------

  Real estate held for investment ........    7,924           1,975             9,899
  Real estate held for sale ..............        -         109,074           109,074
                                            -------        --------          --------

  Total allowance for losses on real
    estate held for investment for
    sale .................................    7,924         111,049           118,973
                                            -------        --------          --------

  Total allowance for losses .............  $56,089        $113,089          $169,178
                                            =======        ========          ========

     The allowance for losses on loans secured by real estate and real estate held for investment or sale totaled $146.1 million at September 30, 1995, which constituted 40.2% of total non-performing real estate assets, before valuation allowances. This amount represented a $13.0 million increase from the September 30, 1994 level of $133.1 million, or 32.9% of total non-performing real estate assets, before valuation allowances at that date.

     Beginning October 1, 1994, the Bank has provided additional general valuation allowances which are equal to, or exceed, the amount of the net earnings generated by the development and sale of land in the Communities. During fiscal 1995, the Bank provided an additional $16.1 million of general valuation allowances against its Communities pursuant to this policy.

     When real estate collateral securing an extension of credit is initially recorded as REO, it is recorded at the lower of cost or written down to fair value, less estimated selling costs, on the basis of an appraisal. Such initial write-downs represent management's best estimate of exposure to the Bank at the time that the collateral becomes REO and in effect substitutes for valuation allowances that would otherwise be recorded if the collateral had not become REO. As circumstances change, it may be necessary to provide additional valuation allowances based on new information. Depending on the nature of the information, these new valuation allowances may be valuation allowances, which reflect additional impairment with respect to a specific asset, or may be unallocated valuation allowances, which provide protection against changes in asset valuation factors. The allowance for losses on real estate held for sale at September 30, 1995 is in addition to approximately $57.9 million of cumulative charge-offs previously taken against assets remaining in the Bank's portfolio at September 30, 1995.

     The Bank from time to time obtains updated appraisals on its real estate acquired in settlement of loans. As a result of such updated appraisals, the Bank cold be required to increase its valuation allowances.

     Net charge-offs of credit card loans for fiscal 1995 were $39.0 million, compared to $42.2 million for fiscal 1994. The decrease in net charge-offs resulted primarily from increased securitization activity of such loans. The allowance at any balance sheet date relates only to receivable balances that exist as of that date. Because of the nature of a revolving credit card account, the cardholder may enter into transactions (such as retail purchases and cash advances) subsequent to a balance sheet date which increase the outstanding balance of the account. Accordingly, charge-offs in any fiscal period relate both to balances that existed at the beginning of the period and to balances created during the period, and may therefore exceed the levels of valuation allowances established at the beginning of the fiscal period.

     The allowance for losses on credit card loans increased to $46.3 million at September 30, 1995 from $34.5 million at September 30, 1994, primarily because of the increased volume of credit card loans. The ratios of the allowance for such losses to non-performing credit card loans and to outstanding credit card loans were 249.5% and 4.6%, respectively, at September 30, 1995, compared to 212.8% and 5.3%, respectively, at September 30, 1994.

     The allowance for losses on consumer and other loans increased to $3.3 million at September 30, 1995 from $1.6 million at September 30, 1994, primarily because of the increased volume of consumer and other loans. The ratios of the allowances for losses on consumer and other loans to non-performing consumer and other loans and to outstanding consumer and other loans increased to 553.1% and 0.8%, respectively, at September 30, 1995 from 319.3% and 0.4%, respectively, at September 30, 1994.

     Asset and Liability Management. A key element of Banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mixes, volumes and maturities to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

     The Bank is pursuing an asset-liability management strategy to control its risk from changes in market interest rates principally by originating interest-sensitive loans for its portfolio. In furtherance of this strategy, the Bank emphasizes the origination and retention of ARMs, adjustable-rate home equity credit line loans and adjustable-rate credit card loans. At September 30, 1995, adjustable-rate loans accounted for 79.1% of total loans, of which 44.7% (including all credit card loans) will adjust in one year or less.

     In recent periods, the Bank's policy has generally been to sell all of its long-term fixed-rate mortgage production, thereby reducing its exposure to market interest rate fluctuations typically associated with long-term fixed-rate lending.

     A traditional measure of interest-rate risk within the Banking industry is the interest sensitivity "gap," which is the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. A negative gap like that shown below for the Bank implies that, if market interest rates rise, the Bank's average cost of funds will increase more rapidly than the concurrent increase in the average yield on interest-earning assets. In a period of rising market interest rates, a negative gap implies that the differential effect on the average yield on interest-earning assets and the average cost of interest-bearing liabilities will decrease the Bank's net interest spread and thereby adversely affect the Bank's operating results. Conversely, in a period of declining interest rates, a negative gap may result in an increase in the Bank's net interest spread. This analysis assumes a parallel shift in interest rates for instruments of different maturities and does not reflect the possibility that retail deposit pricing changes may lag those of wholesale market funds which, in a period of rising interest rates, might serve to mitigate the decline in net interest spread.

     The Bank views control over interest rate sensitivity as a key element in its financial planning process and monitors its interest rate sensitivity through its forecasting system. The Bank manages its interest rate exposure and will narrow or widen its gap, depending on its perception of interest rate movements and the composition of its balance sheet. For the reasons discussed above, the Bank might take action to narrow its gap if it believes that market interest rates will experience a significant prolonged increase, and might widen its gap if it believes that market interest rates will decline or remain relatively stable. A number of asset and liability management strategies are available to the Bank in structuring its balance sheet. These include selling or retaining certain portions of the Bank's current residential mortgage loan production; altering the Bank's pricing on certain deposit products to emphasize or de-emphasize particular maturity categories; altering the type and maturity of securities acquired for the Bank's investment portfolio when replacing securities following normal portfolio maturation and turnover; lengthening or shortening the maturity or repricing terms for any current period asset securitizations; and altering the maturity or interest rate reset profile of borrowed funds, if any, including funds borrowed from the FHLB of Atlanta.

     The following table presents the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities at September 30, 1995, which reflects management's estimate of mortgage loan prepayments and amortization and provisions for adjustable interest rates. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for the Bank's loans based on recent actual experience. Statement savings and passbook accounts with balances under $20,000 are classified based upon management's assumed attrition rate of 17.5%, and those with balances of $20,000 or more, as well as all NOW accounts, are assumed to be subject to repricing within six months or less.

                     INTEREST RATE SENSITIVITY TABLE (GAP)
                     -------------------------------------
                            (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                  More than     More than    More than
                                                                  Six Months    One Year     Three Years
                                                   Six Months     through       through      through        More than
                                                    or Less       One Year     Three Years   Five years     Five  Years    Total
                                                  -----------     ----------   -----------   ----------     ----------  ------------
As of September 30, 1995
Mortgage loans:
  Adjustable - rate                                $  351,694     $  178,901   $   486,265   $  214,348     $   27,440  $  1,258,648
  Fixed - rate                                         10,621          9,774        36,517       52,584         75,136       184,632
  Loans held for sale                                  68,679              -             -            -              -        68,679
  Home equity credit lines and second mortgages        35,419             29            24            -              -        35,472
Credit card and other                                 763,568         26,749        65,671       32,772         20,268       909,028
Loans held for securitization and sale                500,000              -             -            -              -       500,000
Mortgage-backed securities                            125,223        182,312       550,472        6,353         15,848       880,208
Other investments                                     296,749              -         4,370            -              -       301,119
                                                  -----------     ----------   -----------   ----------     ----------  ------------
  Total interest - earning assets                   2,151,953        397,765     1,143,319      306,057        138,692     4,137,786
Total non-interest earning assets                           -              -             -            -        810,209       810,209
                                                  -----------     ----------   -----------   ----------     ----------  ------------
  Total assets                                    $ 2,151,953     $  397,765   $ 1,143,319   $  306,057     $  948,901  $  4,947,995
                                                  ===========   ============   ===========   ==========     ==========  ============

Deposits:
  Fixed maturity deposits                         $   565,357     $  320,472   $   290,536   $  115,134     $        -  $  1,291,499
  NOW, statement and passbook accounts              1,310,419         39,369       131,125       89,247        190,195     1,760,355
  Money market deposit accounts                       984,257              -             -            -              -       984,257
Borrowings:
  Capital notes - subordinated                         10,000              -             -            -        150,000       160,000
  Other                                               160,551            121         3,544        2,709          6,076       173,001
                                                  -----------     ----------   -----------   ----------     ----------  ------------
  Total interest - bearing liabilities              3,030,584        359,962       425,205      207,090        346,271     4,369,112
Total non-interest bearing liabilities                      -              -             -            -        250,339       250,339
Stockholders' equity                                        -              -             -            -        328,544       328,544
                                                  -----------     ----------   -----------   ----------     ----------  ------------
  Total liabilities & stockholders' equity        $ 3,030,584   $    359,962   $   425,205   $  207,090     $  925,154  $  4,947,995
                                                  ===========   ============   ===========   ==========     ==========  ============

Gap                                                 ($878,631)       $37,803      $718,114      $98,967      ($207,579)
Cumulative gap                                      ($878,631)     ($840,828)    ($122,714)    ($23,747)     ($231,326)
Cumulative gap as a percentage
  of total assets                                       (17.8)%        (17.0)%        (2.5)%       (0.5)%         (4.7)%

--------------------------------------------------------------------------------

     The one-year gap, as a percentage of total assets, was a negative 17.0% at September 30, 1995, compared to a negative 27.1% at September 30, 1994. As noted above, the Bank's negative one-year gap might adversely affect the Bank's net interest spread and earnings if interest rates rise and the Bank is unable to take steps to reduce its gap. The improvement in the Bank's one-year gap was primarily attributable to an increase in short-term assets at September 30, 1995 resulting from the scheduled securitizations and sales of credit card and automobile loan receivables.

     During fiscal 1995, the Bank purchased a series of interest rate caps which management believes will limit significantly its exposure to rising short-term interest rates during a four-year period beginning July 1, 1995 and ending June 30, 1999. The initial level of the protection was a notional principal amount of $600 million, and such protection will decline to $200 million by March 31, 1998. The remaining $200 million of protection will expire on June 30, 1999. In the event that the one-month London Inter-Bank Offered Rate ("LIBOR") exceeds 7.00% on certain predetermined dates, the Bank is entitled to receive compensatory payments from the cap provider, which is a counterparty receiving the highest investment rating from Standard & Poor's Corporation. Such payments would be equal to the product of (a) the amount by which the one-month LIBOR rate exceeds 7.00% and (b) the then outstanding notional principal amount for a predetermined period of time. The Bank has no obligation to make payments to the provider of the cap or any other party.

     In addition to gap measurements, the Bank measures and manages interest-rate risk with the extensive use of computer simulation. This simulation includes calculations of Market Value of Portfolio Equity and Net Interest Margin as promulgated by the OTS's Thrift Bulletin 13.

     At September 30, 1995, the Bank would not have been required to maintain additional amounts of risk-based capital had the interest-rate risk component of the OTS capital regulations been in effect. See "Business - Regulation - Regulatory Capital."

     INFLATION. The impact of inflation on the Bank is different from the impact on an industrial company, because substantially all of the assets and liabilities of the Bank are monetary in nature. The most direct impact of an extended period of inflation would be to increase interest rates, and to place upward pressure on the operating expenses of the Bank. However, the actual effect of inflation on the net interest income of the Bank would depend on the extent to which the Bank was able to maintain a spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, which would depend to a significant extent on its asset-liability sensitivity. The effect of inflation on the Bank's results of operations for the past three fiscal years has been minimal.

     DEFERRED TAX ASSET. At September 30, 1995, the Bank recorded a net deferred tax asset of $42.0 million, which generally represents the cumulative excess of the Bank's actual income tax liability over its income tax expense for financial reporting purposes. This net deferred tax asset is reported on the Bank's financial statements in accordance with SFAS NO. 109, "Accounting for Income Taxes" ("SFAS 109").

     TAX SHARING PAYMENTS. During fiscal 1995, after receiving OTS approval, the Bank made tax sharing payments totaling $20.5 million to the Trust. The Bank made an additional tax sharing payment of $10.0 million subsequent to September 30, 1995.

     CAPITAL. At September 30, 1995, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for "well capitalized" institutions under OTS prompt corrective action regulations. On the basis of its September 30, 1995 balance sheet, the Bank also would meet the fully phased-in capital requirements under FIRREA that will apply as certain deductions from capital are phased in and, after giving effect to those deductions, would meet the capital standards for "well capitalized" institutions under the prompt corrective action regulations.

     The following table shows the Bank's regulatory capital levels at September 30, 1995 in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank's understanding of the regulations and interpretations currently in effect and may be subject to change.

                              Regulatory Capital
                              ------------------
                            (Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Minimum                         Excess
                                            Actual                            Capital Requirement                   Capital
                              --------------------------------         ----------------------------------    ----------------------

                                                    As a %                                   As a %                        As a %
                                  Amount        of Assets (4)                Amount         of Assets          Amount     of Assets
                              --------------   ---------------         ----------------  ----------------    ---------    ---------

Capital per financial
 statements                       $  328,544
   Net unrealized
    holding losses (1)                 3,112
                              --------------
Adjusted capital                     331,656

Adjustments for tangible and
 core capital:
  Intangible assets                 (45,697)
  Non-includable
   subsidiaries  (2)                 (2,122)
  Non-qualifying
   purchased/originated
   loan servicing                    (1,493)
                              --------------
    Total tangible capital          282,344              5.77%            $    73,438    1.50%               $  208,906       4.27%
                                                        ======             ==========   ======               ==========       =====
  Supervisory goodwill (3)           -
                              --------------
    Total core capital (4)          282,344              5.77%            $  195,835    4.00%                $   86,509       1.77%
                              --------------            ======            ==========   ======                ==========       =====

    Tier 1 risk-based capital (4)   282,344              6.65%            $  169,873    4.00%                $  112,471       2.65%
                              --------------            ======            ==========   ======                ==========       =====
Adjustments for risk-based
 capital:
  Subordinated
    capital debentures              151,400
  Allowance for
   general loan losses               53,264
                              --------------
    Total supplementary
     capital                        204,664
  Excess allowance
   for loan losses                     (176)
                              --------------
  Adjusted supplementary
   capital                          204,488
                              --------------
    Total available capital         486,832
   Equity investments (2)           (25,702)
                              --------------
    Total risk-based capital
     (4)                         $  461,130             11.63%            $  339,746    8.00%                $  121,384        3.63%
                              ==============           =======            ==========    =====                ==========        =====

-----------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(2) Reflects an aggregate offset of $3.7 million representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(3) Effective January 1, 1995, the amount of supervisory goodwill includable as core capital under OTS regulations decreased from 0.375% to 0% of tangible assets.
(4) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

     Regulatory Action and Requirements.  The Bank is subject to a written
     ----------------------------------

agreement with the OTS, as amended in October 1993, which imposes certain restrictions on the Bank's operations and requires certain affirmative actions by the Bank. Primarily because of its level of non-performing assets, the Bank is also subject to restrictions on asset growth. Under the applicable OTS requirements, the Bank may not increase its total assets during any calendar quarter in excess of an amount equal to net interest credited on deposit liabilities during such quarter without prior written approval from the OTS. The Bank complied with these growth limitations during fiscal 1995.

     The Bank has been able to maintain capital compliance in recent periods despite the gradual-phase-out of various assets from regulatory capital. As of September 30, 1995, the Bank had $45.7 million in supervisory goodwill, all of which was excluded from core capital, and $29.2 million in equity investments, all of which was excluded from total risk-based capital, pursuant to phase-outs that had reached 100%. In addition, at September 30, 1995, the Bank had $3.9 million, after subsequent valuation allowances, of extensions of credit to, and investments in, subsidiaries engaged in activities impermissible to national Banks ("non-includable subsidiaries") which were subject at that date to a 60% phase-out from all three FIRREA capital requirements. Pursuant to OTS guidelines, $3.7 million of general valuation allowances maintained against the Bank's non-includable subsidiaries and equity investments is available as a "credit" against the deduction from capital otherwise required for such investments. The phase-out for non-includable subsidiaries will increase to 100% on July 1, 1996.

     The Bank's level of investment in non-includable subsidiaries was reduced from $27.2 million at September 30, 1994 to $3.9 million at September 30, 1995 largely as a result of the sale of two apartment buildings held by one of the Bank's subsidiaries. The Bank sold these projects pursuant to its strategy of maintaining capital compliance through the reduction of investments in non-includable subsidiaries subject to the capital deduction.

     OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In September 1995, the Bank received from the OTS an extension through September 29, 1996 of the five-year holding period for certain of its REO properties acquired through foreclosure in fiscal 1990 and fiscal 1991. The following table sets forth the Bank's REO at September 30, 1995, after valuation allowances of $135.0 million, by the fiscal year in which the property was acquired through foreclosure.


              Fiscal Year              (In thousands)
             --------------            --------------
             1990(1)(2) ...........        $ 89,070

             1991(2) ..............          90,207

             1992 .................          15,080

             1993 .................           4,809

             1994 .................           8,389

             1995 .................          11,679
                                           --------
               Total REO                   $219,234
                                           ========

___________________________________
(1) Includes REO with an aggregate net book value of $29.2 million, which the Bank treats as equity investments for regulatory capital purposes.

(2) Includes REO, with an aggregate net book value of $153.5 million, for which the Bank received an extension of the five-year holding period through September 29, 1996.

     Under the OTS prompt corrective action regulations, an institution is categorized as "well capitalized" if it has a leverage (or core capital) ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0%, a total risk-based capital ratio of at least 10.0% and is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level. At September 30, 1995, the Bank's leverage, tier 1 risk-based and total risk-based capital ratios were 5.77%, 6.65% and 11.63%, respectively, which exceeded the ratios established for "well capitalized" institutions, and the Bank was not subject to any applicable written agreement, order or directive to meet and maintain a specific capital level. The OTS has the discretion to reclassify an institution from one category to the next lower category, for example from "well capitalized" to "adequately capitalized," if, after notice and an opportunity for a hearing, the OTS determines that the institution is in an unsafe or unsound condition or has received and has not corrected a less than satisfactory examination rating for asset quality, management, earnings or liquidity.

     The Bank's ability to maintain or increase its capital levels in future periods will be subject to general economic conditions, particularly in the Bank's local markets. Adverse general economic conditions or a renewed downturn in local real estate markets could require further additions to the Bank's allowances for losses and further charge-offs. Any such developments would adversely affect the Bank's earnings and thus its regulatory capital levels. In addition, legislation is expected to be enacted shortly which would require the Bank to pay as early as January 1, 1996 a one-time assessment estimated to be up to 85 basis points on its SAIF-insured deposits and thereby reduce the Bank's regulatory capital levels. See "Business - Pending Legislation - Balanced Budget Act of 1995."

     As a result of these factors, although the Bank's regulatory capital ratios on a fully phased-in basis at September 30, 1995, would meet the ratios established for "well capitalized" institutions, there can be no assurance that the Bank will be able to maintain levels of capital sufficient to continue to meet the standards for classification as "well capitalized" under the prompt corrective action standards.

     LIQUIDITY. The standard measure of liquidity in the savings industry is the ratio of cash and short-term U.S. Government and other specified securities to net withdrawable accounts and borrowings payable in one year or less.

     The OTS has established a minimum liquidity requirement, which may vary from time to time depending upon economic conditions and deposit flows. The required liquidity level is currently 5.0%. The Bank's average liquidity ratio for the month ended September 30, 1995 was 17.5%, compared to 18.6% for the month ended September 30, 1994. The Bank met the liquidity level requirements for each month of fiscal 1995.

     The Bank's primary sources of funds historically have consisted of (i) principal and interest payments on loans and mortgage-backed securities, (ii) savings deposits, (iii) sales of loans and trading securities (iv) securitizations and sales of loans and (v) borrowed funds (including funds borrowed from the FHLB of Atlanta). The Bank's holdings of readily marketable securities constitute another important source of liquidity. At September 30, 1995, the Bank's portfolio included mortgage loans, U.S. Government securities and mortgage-backed securities with outstanding principal balances of $1.0 billion, $4.4 million and $877.6 million, respectively. The estimated borrowing capacity against mortgage loans, U.S. Government securities and mortgage-backed securities that are available to be pledged to the FHLB of Atlanta and various security dealers totaled $1.4 billion at September 30, 1995, after market-value and other adjustments.

     In recent periods, the proceeds from sales of credit card relationships and other assets and securitization and sale of credit card, home equity credit line and automobile loan receivables have been significant sources of liquidity for the Bank. The Bank securitized and sold $1.6 billion of credit card receivables, $252.2 million of automobile loan receivables and $150.5 million of home equity credit line receivables during fiscal 1995. Additionally, during fiscal 1995, the Bank securitized and sold $59.2 million of amounts on deposit in certain spread accounts established in connection with certain of the Bank's outstanding credit card securitizations. At September 30, 1995, the Bank was considering the securitization and sale of the following receivables: (i) approximately $750.0 million of credit card receivables, including $300.0 million of receivables outstanding at September 30, 1995 and $450.0 million of receivables which the Bank expects to become available, either through additional fundings or amortization of existing trusts, during the six months ending March 31, 1996;
(ii) approximately $250.0 million of automobile loan receivables, including $200.0 million of receivables outstanding at September 30, 1995 and $50.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending March 31, 1996; and (iii) approximately $30.0 million of amounts on deposit in certain spread accounts during the six months ending March 31, 1996. As part of its operating strategy, the Bank will continue to explore opportunities to sell assets and to securitize and sell credit card, home equity credit line and automobile loan receivables to meet liquidity and other balance sheet objectives.

     The Bank uses its liquidity primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals, fund existing and continuing loan commitments, repay borrowings and meet operating expenses. For fiscal 1995, the Bank used the cash provided by operating, investing and financing activities primarily to meet its commitments to fund maturing savings certificates and deposit withdrawals of $13.9 billion, repay borrowings of $3.3 billion, fund existing and continuing loan commitments (including real estate held for investment or sale) of $2.9 billion, purchase investments and loans of $195.6 million and meet operating expenses, before depreciation and amortization, of $271.7 million. These commitments were funded primarily through proceeds from customer deposits and sales of certificates of deposit of $14.1 billion, proceeds from borrowings of $3.4 billion, proceeds from sales of loans, trading securities and real estate of $2.6 billion, and principal and interest collected on investments, loans, mortgage-backed securities and securities of $744.3 million.

     The Bank is obligated under various recourse provisions related to the securitization and sale of credit card, home equity credit line and automobile loan receivables. Of the $3.9 billion of outstanding trust certificate balances at September 30, 1995, the primary recourse to the Bank was approximately $93.1 million.

     The Bank also is obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates issued to the Bank by FHLMC. At September 30, 1995, recourse to the Bank under these arrangements was approximately $4.4 million.

     The Bank's commitments at September 30, 1995 are set forth in the following table:

                                                           (In thousands)
      Commitments to originate loans                         $    38,762
                                                             -----------

      Loans in process (collateralized loans):
        Home equity ......................................       541,610
        Real estate construction .........................        21,088
        Commercial and multifamily .......................           226
                                                             -----------

      Loans in process (unsecured loans):                        562,924
                                                             -----------
        Credit cards .....................................    10,990,408
        Overdraft lines ..................................        63,113
        Commercial .......................................         6,833
                                                             -----------
                                                              11,060,354
                                                             -----------

        Total commitments to extend credit ...............    11,662,040
                                                             -----------

      Letters of credit ..................................        38,604
      Recourse arrangements on asset-backed
      securitizations ....................................        93,059

      Recourse arrangements on mortgage-backed
        securities .......................................         4,364
                                                             -----------
      Total commitments                                      $11,798,067
                                                             ===========

     Based on historical experience, the Bank expects to fund substantially less than the total amount of its outstanding credit card and home equity credit line commitments, which together accounted for 97.7% of commitments at September 30, 1995.

     At September 30, 1995, repayments of borrowed money scheduled to occur during the next 12 months were $152.7 million. Certificates of deposit maturing during the next 12 months amounted to $885.8 million, of which a substantial portion is expected to remain with the Bank.

     There were no material commitments for capital expenditures at September 30, 1995.

     The Bank's liquidity requirements in years subsequent to fiscal 1995 will continue to be affected both by the asset size of the Bank, the growth of which will be constrained by capital and other regulatory requirements, and the composition of the asset portfolio. Management believes that the Bank's primary sources of funds, described above, will be sufficient to meet the Bank's foreseeable long-term liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

RESULTS OF OPERATIONS

     The Bank's operating results historically have depended primarily on its "net interest spread," which is the difference between the rates of interest earned on its loans and securities investments and the rates of interest paid on its deposits and borrowings. In the last three fiscal years, non-interest income from securitizations of credit card, home equity credit line and automobile receivables and gains on sales of credit card accounts (or "relationships"), loans and mortgage-backed securities have had a significant effect on net income. In addition to interest paid on its interest-bearing liabilities, the Bank's principal expenses are operating expenses.

FISCAL 1995 COMPARED TO FISCAL 1994

     OVERVIEW. The Bank recorded income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $54.7 million and net income of $37.3 million for the year ended september 30, 1995 ("fiscal 1995"), compared to income before income taxes, extraordinary item and cumulative effect of change in accounting principle of $52.7 million and net income of $29.0 million for the year ended September 30, 1994 ("fiscal 1994"). The increase in income for fiscal 1995 was primarily attributable to a $73.0 million increase in other (non-interest) income resulting primarily from an increase in loan servicing fees and a $7.3 million increase in net interest income. The positive effect of these items on income was partially offset by a $52.5 million increase in operating expenses and a $25.8 million increase in the provision for loan losses.

     NET INTEREST INCOME. Net interest income, before the provision for loan losses, increased $7.3 million (or 4.3%) in fiscal 1995. The Bank would have recorded interest income of $7.2 million in fiscal 1995 if the Bank's non-accrual assets and restructured loans had been current in accordance with their original terms. Interest income of $2.0 million was actually recorded on non-accrual assets and restructured loans during the fiscal year. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-performing Assets."

     The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

                         NET INTEREST MARGIN ANALYSIS
                         ----------------------------
                            (Dollars in thousands)
--------------------------------------------------------------------------------

                                                              -------------------------------------------
                                               September 30,                    1995
                                                              -------------------------------------------
                                                   1995          Average                         Yield/
                                                Yield/Rate       Balances         Interest       Rate
                                               -------------  -------------------------------------------
Assets:
 Interest-earning assets:
  Loans receivable, net (1)                         11.06 %   $  2,968,269        $294,575         9.92 %
  Mortgage-backed securities                         6.39          981,253          60,623         6.18
  Federal funds sold and securities
   purchased under agreements to resell              6.31           65,865           3,756         5.70
  Trading securities                                 -               4,843             373         7.70
  Investment securities                              4.37            4,405             194         4.40
  Other interest-earning assets                      6.18          126,792           5,815         4.59
                                                              ------------    ------------
   Total                                             9.70        4,151,427         365,336         8.80
                                             ------------                     ------------      -------
Non-interest earning assets:
 Cash                                                              131,345
 Real estate held for investment or sale                           287,344
 Property and equipment, net                                       157,426
 Cost in excess of net assets acquired, net                         46,700
 Other assets                                                      155,953
                                                              ------------
  Total assets                                                $  4,930,195
                                                              ============
Liabilities and stockholders' equity:
 Interest-bearing liabilities:
  Deposit accounts:
   Demand deposits                                   2.91     $    875,551          23,721         2.71
   Savings deposits                                  3.45        1,048,783          35,125         3.35
   Time deposits                                     5.83        1,025,111          53,033         5.17
   Money market deposits                             4.02        1,070,531          42,420         3.96
                                                              ------------    ------------
   Total deposits                                    4.24        4,019,976         154,299         3.84
  Borrowings                                         7.69          496,938          34,815         7.01
                                                              ------------    ------------
   Total liabilities                                 4.50        4,516,914         189,114         4.19
                                             ------------                     ------------      -------
Non interest-bearing items:
 Non-interest bearing deposits                                      69,734
 Other liabilities                                                  48,702
 Stockholders' equity                                              294,845
                                                              ------------
   Total liabilities and stockholders' equity                 $  4,930,195
                                                              ============
Net interest income                                                               $176,222
                                                                              ============
Net interest spread (2)                                                                            4.61 %
                                                                                                =======
Net yield on interest-earning assets (3)                                                           4.24 %
                                                                                                =======
Interest-earning assets to interest-bearing liabilities                                           91.91 %
                                                                                                =======

                                                              --------------------------------------------
                                                                       Year Ended September 30,
                                                                               1994
                                                              -------------------------------------------
                                                                 Average                         Yield/
                                                                 Balances         Interest       Rate
                                                              -------------------------------------------
Assets:
 Interest-earning assets:                                     $  2,706,032        $255,324         9.44 %
  Loans receivable, net (1)                                      1,229,898          70,937         5.77
  Mortgage-backed securities
  Federal funds sold and securities
   purchased under agreements to resell                             63,050           2,277         3.61
  Trading securities                                                15,655           1,019         6.51
  Investment securities                                              4,594             197         4.29
  Other interest-earning assets                                    138,163           4,706         3.41
                                                              ------------    ------------
   Total                                                         4,157,392         334,460         8.04
                                                                              ------------      -------
Non-interest earning assets:
 Cash                                                              116,388
 Real estate held for investment or sale                           356,486
 Property and equipment, net                                       134,574
 Cost in excess of net assets acquired, net                         50,737
 Other assets                                                      163,541
                                                              ------------
  Total assets                                                $  4,979,118
                                                              ============
Liabilities and stockholders' equity:
 Interest-bearing liabilities:
  Deposit accounts:
   Demand deposits                                            $    847,158          23,176         2.74
   Savings deposits                                              1,208,041          40,720         3.37
   Time deposits                                                   751,299          29,723         3.96
   Money market deposits                                         1,149,671          37,305         3.24
                                                              ------------    ------------
   Total deposits                                                3,956,169         130,924         3.31
  Borrowings                                                       622,010          34,620         5.57
                                                              ------------    ------------
   Total liabilities                                             4,578,179         165,544         3.62
                                                                              ------------      -------
Non interest-bearing items:
 Non-interest bearing deposits                                      61,895
 Other liabilities                                                  37,059
 Stockholders' equity                                              301,985
                                                              ------------
   Total liabilities and stockholders' equity                 $  4,979,118
                                                              ============
Net interest income                                                               $168,916
                                                                              ============
Net interest spread (2)                                                                            4.42 %
                                                                                                =======
Net yield on interest-earning assets (3)                                                           4.06 %
                                                                                                =======
Interest-earning assets to interest-bearing liabilities                                           90.81 %
                                                                                                =======

                                                              -------------------------------------------
                                                                                1993
                                                              -------------------------------------------
                                                                 Average                         Yield/
                                                                 Balances         Interest       Rate
                                                              -------------------------------------------
Assets:
 Interest-earning assets:                                     $  2,135,869        $241,166        11.29 %
  Loans receivable, net (1)                                      1,508,948          95,085         6.30
  Mortgage-backed securities
  Federal funds sold and securities
   purchased under agreements to resell                             30,415             927         3.05
  Trading securities                                                 -                -            -
  Investment securities                                            125,255           7,929         6.33
  Other interest-earning assets                                    152,300           4,430         2.91
                                                              ------------    ------------
   Total                                                         3,952,787         349,537         8.84
                                                                              ------------      -------
Non-interest earning assets:
 Cash                                                              104,195
 Real estate held for investment or sale                           465,841
 Property and equipment, net                                       137,534
 Cost in excess of net assets acquired, net                         54,583
 Other assets                                                      171,951
                                                              ------------
  Total assets                                                $  4,886,891
                                                              ============
Liabilities and stockholders' equity:
 Interest-bearing liabilities:
  Deposit accounts:
   Demand deposits                                            $    750,816          18,569         2.47
   Savings deposits                                                860,280          27,980         3.25
   Time deposits                                                   964,926          41,813         4.33
   Money market deposits                                         1,242,175          39,430         3.17
                                                              ------------    ------------
   Total deposits                                                3,818,197         127,792         3.35
  Borrowings                                                       755,111          39,726         5.26
                                                              ------------    ------------
   Total liabilities                                             4,573,308         167,518         3.66
                                                                              ------------      -------
Non interest-bearing items:
 Non-interest bearing deposits                                      46,670
 Other liabilities                                                  36,145
 Stockholders' equity                                              230,768
                                                              ------------
   Total liabilities and stockholders' equity                 $  4,886,891
                                                              ============
Net interest income                                                               $182,019
                                                                              ============
Net interest spread (2)                                                                            5.18 %
                                                                                                =======
Net yield on interest-earning assets (3)                                                           4.60 %
                                                                                                =======
Interest-earning assets to interest-bearing liabilities                                           86.43 %
                                                                                                =======

________________________________________________________________________________
(1) Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the consolidated statements of operations; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans. Includes ($10,062), ($4,097) and $742 of amortized loan fees, premiums and discounts in interest income for the years ended September 30, 1995, 1994 and 1993.

(2) Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.

(3) Equals net interest income divided by the average balances of total interest-earning assets.

     The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

                                         Volume and Rate Changes in Net Interest Income
                               ---------------------------------------------------------------
                                                       (In thousands)
----------------------------------------------------------------------------------------------------------------
                                                       Year Ended September 30, 1995  Compared to
                                                              Year Ended September 30, 1994
                                                        Increase (Decrease) Due to Change in (1)
                                                ----------------------------------------------------
                                                                                           Total
                                                     Volume          Rate                  Change
                                                -------------     ------------         -------------
Interest income:
         Loans (2)                                  $  25,743      $    13,508           $    39,251
         Mortgage-backed securities                   (15,094)           4,780               (10,314)
         Federal funds sold and securities
          purchased under agreements to resell             78            1,015                 1,093
         Trading securities                              (805)             159                  (646)
         Investment securities                             (8)               5                    (3)
         Other interest-earning assets                   (339)           1,834                 1,495
                                                -------------     ------------         -------------
             Total interest income                      9,575           21,301                30,876
                                                -------------     ------------         -------------

Interest expense:
         Deposit accounts                               2,139           21,236                23,375
         Borrowings                                    (7,752)           7,947                   195
                                                -------------     ------------         -------------
             Total interest expense                    (5,613)          29,183                23,570
                                                -------------     ------------         -------------

Increase (decrease) in
         net interest income                        $  15,188      $    (7,882)          $     7,306
                                                =============     ============         =============
                                                       Year Ended September 30, 1994  Compared to
                                                            Year Ended September 30, 1993
                                                        Increase (Decrease) Due to Change in (1)
                                                ----------------------------------------------------
                                                                                           Total
                                                   Volume             Rate                Change
                                                -------------     ------------         -------------
Interest income:
         Loans (2)                                 $   57,741      $   (43,583)          $    14,158
         Mortgage-backed securities                   (16,598)          (7,550)              (24,148)
         Federal funds sold and securities
          purchased under agreements to resell            458               78                   536
         Trading securities                             1,019                -                 1,019
         Investment securities                         (5,794)          (1,938)               (7,732)
       Other interest-earning assets                     (152)           1,242                 1,090
                                                -------------     ------------         -------------
             Total interest expense                    36,674          (51,751)              (15,077)
                                                -------------     ------------         -------------

Interest expense:
         Deposit accounts                               4,650           (1,518)                3,132
         Borrowings                                    (7,335)           2,229                (5,106)
                                                -------------     ------------         -------------
             Total interest expense                    (2,685)             711                (1,974)
                                                -------------     ------------         -------------
Increase (decrease) in
         net interest income                       $   39,359      $   (52,462)          $   (13,103)
                                                =============     ============         =============

________________________________________________________________________________
(1) The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rates.
(2)  Includes loans held for sale and/or securitization.

     Interest income in fiscal 1995 increased $30.9 million from the level in fiscal 1994, primarily as a result of higher average balances of loans receivable. Higher average yields earned by the Bank on all of its interest-earning asset categories also contributed to the increase in interest income. The effect on interest income of higher average balances of loans and higher average yields was offset in part by lower average balances of mortgage-backed securities.

     The Bank's net yield on interest-earning assets increased to 4.24% in fiscal 1995 from 4.06% in fiscal 1994. The increase primarily resulted from the upward adjustment of interest rates on certain of the Bank's adjustable-rate products to reflect increases in market interest rates to which rates on such products are indexed. The effect of higher yields was offset in part by an increase in the rates paid by the Bank on its interest-bearing liabilities.

     Interest income on loans, the largest category of interest-earning assets, increased by $39.3 million (or 15.4%) from fiscal 1994. The increase in interest income on loans was primarily attributable to higher average balances. Average balances of consumer loans (other than credit card loans), principally automobile loans, increased $150.4 million (or 63.6%) in fiscal 1995. The higher balances were largely responsible for the increase of $15.3 million (or 78.2%) in interest income on consumer loans. Average balances of credit card loans increased $81.4 million (or 8.9%) during fiscal 1995, largely as a result of new account originations. The increase in balances of such loans contributed to an $18.8 million (or 14.0%) increase in interest income from these assets. Average balances of single-family residential permanent loans increased $68.2 million (or 5.2%) as a result of increased originations of such loans during the current year. Interest income on these loans increased $10.0 million (or 11.2%) from fiscal 1994. Average balances of home equity credit line loans declined in fiscal 1995, largely as a result of the Bank's securitization and sale activity. The securitization and sale of $181.9 million and $150.5 million of home equity credit line receivables in September 1994 and 1995, respectively, more than offset the originations of $128.9 million of such loans during fiscal 1995, and resulted in a decline of $25.9 million (or 19.1%) in average balances of home equity credit line receivables.

     Higher average yields on the loan portfolio also contributed to the increase in interest income on loans. The average yield on the loan portfolio in fiscal 1995 increased by 48 basis points (to 9.92% from 9.44%) from the average yield in fiscal 1994. An increase in the average yield on credit card loans to 15.34% from 14.65% and on consumer loans to 8.99% from 8.25% contributed to the increase in loan portfolio interest income. Increases in the average yields on single-family residential permanent loans (to 7.20% from 6.81%), home equity credit line loans (to 8.74% from 6.96%), commercial permanent loans (to 6.78% from 6.37%) and construction loans (to 10.46% from 6.98%) also contributed to the increased income on such assets. The increase in the average yields on these loans reflected the upward adjustment of interest rates on such loans to reflect increases in market interest rates to which rates on such products are indexed.

     Interest income on mortgage-backed securities decreased $10.3 million (or 14.5%) primarily because of lower average balances. The reduced balances in fiscal 1995 reflected the effects of scheduled principal paydowns and unscheduled principal prepayments. The negative effect of the lower average balances was offset in part by an increase in the average interest rates on these securities to 6.18% from 5.77%, primarily as a result of higher market interest rates in fiscal 1995.

     Other interest income increased by $2.6 million (or 37.1%) in fiscal 1995 primarily as a result of higher average yields on federal funds sold and securities purchased under agreements to resell, and, to a lesser extent, Federal Home Loan Bank stock.

     Interest expense increased $23.6 million in fiscal 1995 primarily because of an increase of $23.4 million in interest expense on deposits, the largest category of interest-bearing liabilities. Interest expense on deposits increased as a result of an increase in average rates (to 3.84% from 3.31%), which reflected higher market interest rates in fiscal 1995 and a shift in the composition of the Bank's deposits to higher yielding certificates of deposit (average rates on certificates of deposits increased 30.8%, to 5.17% from 3.96%) as well as, to a lesser extent, an increase in average deposit balances of $63.8 million. See "Financial Condition - Asset and Liability Management."

     The increase in interest expense paid on borrowings was primarily attributable to an increase in the average cost of these borrowings (to 7.01% from 5.57%), which reflected higher market interest rates in fiscal 1995. This was particularly true for securities sold under repurchase agreements for which the weighted average interest rate increased 226 basis points over the rate for fiscal 1994. The increase in interest expense resulting from higher interest rates was partially offset by a $125.1 million decrease in the average balances of borrowings from $622.0 million for fiscal 1994 to $496.9 million for fiscal 1995.

     PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased to $55.0 million in fiscal 1995 from $29.2 million in fiscal 1994. the $25.8 million increase over the prior year was attributable to increases of $20.9 million in the provision for losses on credit card loans, $3.5 million in the provision for losses on consumer loans and $1.4 million in the provision for losses on real estate loans. The higher provisions on credit card and consumer loans resulted from increased origination volume of such loans. See "financial condition - Asset Quality - Allowances for Losses."

     OTHER INCOME. The increase in other (non-interest) income to $233.5 million in fiscal 1995 from $160.5 million in fiscal 1994 was primarily attributable to an increase in loan servicing fees. The positive effect of this item on other income was partially offset by decreases in most other categories of non-interest income.

     An increase of $77.7 million in excess servicing fees and $32.6 million of servicing fees earned by the Bank for servicing its portfolios of securitized credit card loans contributed to an increase of $114.4 million (or 163.7%) in loan servicing fees. Such excess servicing fees and servicing fees have increased in recent periods as a result of greater securitization activity by the Bank.

     Credit card fees, consisting of membership fees, late charges, interchange fees and cash advance charges, decreased $11.2 million (53.2%) in fiscal 1995 from the level in fiscal 1994. The decrease was primarily attributable to a $3.0 million and $9.2 million decrease in late charges and interchange fees, respectively. The decrease was partially offset by an increase in cash advance charges as a result of increased account activity, which reflects the increase in new account originations.

     Gain on sales of credit card relationships, loans and mortgage-backed securities decreased by $17.6 million primarily because the Bank realized a significant gain from the sale of credit card relationships (or accounts) in fiscal 1994, but did not consummate any such sale in fiscal 1995.

     Gain on sales of mortgage servicing rights decreased by $4.4 million as a result of a decline in the volume of mortgage servicing rights sold during the current period. During fiscal 1995 and 1994, the Bank sold the rights to service mortgage loans with principal balances of approximately $148.1 million and $383.9 million, respectively.

     The $6.0 million decrease in earnings on real estate held for investment or sale was primarily attributable to an increase of $12.3 million in the provision for losses on such assets and a decrease of $1.1 million in the operating income generated by the REO properties. See "Financial Condition - Asset Quality - Allowances for Losses." Partially offsetting these items was a $4.1 million increase in partnership earnings recorded on real estate held for investment and a $3.3 million increase in the gain recorded on sales of the Bank's REO properties.

     The $4.0 million decline in other income was primarily a result of the establishment of a reserve on a fixed asset. A $6.2 million reserve, previously established as a reserve against an REI property, was transferred with such property to property and equipment. See "Financial Condition - Real Estate Held for Investment."

     OPERATING EXPENSES. Operating expenses for fiscal 1995 increased $52.5 million (21.2%) from the level in fiscal 1994. The main components of the higher operating expenses were increases in salaries and employee benefits, data processing and other expenses. The $21.0 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card operations. The $12.5 million increase in data processing expenses was principally attributable to an increase in the number of credit card accounts outstanding and the activity generated by such accounts during fiscal 1995. The $15.6 million increase in other operating expenses was primarily a result of increased credit card fraud losses during the current period.

FISCAL 1994 COMPARED TO FISCAL 1993

     OVERVIEW. The Bank recorded income before income taxes, extraordinary item and cumulative effect of change in accounting principal of $52.7 million and net income of $29.0 million for the year ended September 30, 1994 ("fiscal 1994"), compared to income before taxes, extraordinary item and cumulative effect of change in accounting principle of $64.0 million and net income of $37.4 million for the year ended september 30, 1993 ("fiscal 1993"). The decline in income for fiscal 1994 was primarily attributable to a $57.2 million increase in operating expenses, a $13.1 million decrease in total net interest income, a $5.0 million decrease in credit card fees and an $8.9 million decrease in gain on sale of investment securities. The decrease in income for the year was offset in part by a $31.2 million decrease in the provision for loan losses and a $29.8 million increase in other (non-interest) income resulting primarily from a $25.0 million increase in loan and deposit servicing fees and improved results on real estate held for investment or sale.

     The Bank's net income for the 1994 period reflected a $6.3 million extraordinary loss, net of related income taxes, resulting from the Bank's redemption of $128.5 million principal amount of subordinated capital debentures in December 1993. See Note 17 to the Consolidated Financial Statements in this report.

     The Bank adopted SFAS 109 effective October 1, 1993. The cumulative effect of this change in accounting principle of $5.1 million was recognized as a benefit in the operating results for fiscal 1994. See Note 1 to the Consolidated Financial Statements in this report.

     NET INTEREST INCOME. Net interest income, before the provision for loan losses, decreased $13.1 million (or 7.2%) in fiscal 1994, as the average yield on interest-earning assets decreased at a rate greater than the decrease in the average rate on interest-bearing liabilities. See "Financial Condition Asset and Liability Management."

     The Bank would have recorded interest income of $9.1 million in fiscal 1994 if the Bank's non-accrual assets and restructured loans had current in accordance with their original terms. Interest income of $2.7 million was actually recorded on non-accrual assets and restructured loans during the fiscal year. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-performing Assets."

     Interest income in fiscal 1994 decreased $15.1 million from the level in fiscal 1993 as a result of lower average yields earned by the Bank on the principal categories of its interest-earning assets. The effect of the lower average yields on interest income was offset in part by higher average balances of loans receivable and, to a lesser extent, trading securities and other interest-earning assets.

     The Bank's net interest spread declined to 4.42% in fiscal 1994 from 5.18% in fiscal 1993. The decline reflected the effects of marketing strategies which included the offering of lower introductory rates for certain loan products, primarily credit card and home equity credit line loans, and the increased origination of credit card loans; the higher level of asset securitization activities; and the downward adjustment of interest rates on certain of the Bank's adjustable-rate products to reflect previous declines in market interest rates to which the loan rates on such products are indexed.

     Interest income on loans, the largest category of interest-earning assets, increased by $14.2 million (or 5.9%) from fiscal 1993. The increase in interest income on loans was attributable to higher average balances of the loan portfolio. Average balances of single-family residential permanent loans increased $326.7 million (or 33.0%) as a result of increased origination of such loans, during the current year. Interest income on these loans increased $17.1 million (or 23.6%) from fiscal 1993. Average balances of credit card loans increased $82.3 million (or 9.9%) in fiscal 1994, largely as a result of new account originations in connection with the Bank's resumption of active national solicitation of credit card accounts. An increase of $11.1 million (or 132.0%) in interest income on consumer loans (other than credit card loans) was attributable to increased originations of automobile loans, which resulted in an increase in the average balances of such consumer loans to 236.5 million from $89.7 million. Average balances of commercial permanent loans increased $14.4 million (or 18.0%), primarily as a result of an increase in loans made to purchasers of certain of the Bank's REO in connection with the sales of such REO. Average balances of home equity credit line loans declined in fiscal 1994, largely as a result of the Bank's securitization and sale activity. The securitization and sale of $194.2 million, $146.2 million and $181.9 million of home equity credit line receivables in December 1992, September 1993 and September 1994, respectively, contributed to a decline of $19.5 million (or 12.6%) in average balances of home equity credit line receivables, which was largely responsible for a $1.5 million decline in interest income.

     Lower average yields on the loan portfolio partially offset the effect of higher average balances. The average yield on the loan portfolio in fiscal 1994 decreased by 185 basis points (to 9.44% from 11.29%) from the average yield in fiscal 1993. Special introductory and promotional interest rates to new and existing credit card holders contributed to a decline in the average yield on credit card loans to 14.65% from 17.68% and to a decline of $13.2 million in interest income on these loans. The average yield on home equity credit line loans decreased to 6.96% from 7.05%, primarily as a result of introductory rates offered on new home equity credit line loans. The average yield on single-family residential loans declined to 6.81% from 7.33%, as customers continued to refinance higher rate mortgage loans into mortgage loans with lower rates.

     Interest income on mortgage-backed securities decreased $24.1 million because of lower average interest rates and lower average balances. The reduced mortgage-backed security balances in fiscal 1994 reflected the effects of the sale of $127.8 million of such securities during fiscal 1993. Average interest rates on these securities declined to 5.77% from 6.30%, primarily as a result of the prepayment of higher rate mortgage-backed securities and the purchase of mortgage-backed securities with lower rates.

     Interest income on investment securities decreased $7.7 million as a result of the sale in June 1993 of U.S. Government securities with a book balance of $172.9 million, which resulted in lower average, balances of such securities in fiscal 1994.

     Interest expense decreased $2.0 million (or 1.2%) for the year ended September 30, 1994 because of a decline of $5.1 million in interest expense on borrowings. The decrease in interest paid on borrowings was primarily attributable to a $4.2 million decrease in interest expense on repurchase agreement transactions and a $2.0 million decrease interest expense on the Bank's subordinated debentures. A decrease of $160.8 million (or 60.6%) in the average balances of repurchase agreements contributed to the reduced interest expense on repurchase agreement transactions. The decline in interest expense on the Bank's subordinated debentures reflected the effects of the refinancing of two outstanding debenture issues in the first quarter of fiscal 1994 with the proceeds of a new, lower-rate debenture issue. As a result of such refinancing, the annual interest rate paid by the Bank on its debentures decreased to 10.02% in fiscal 1994 from 13.55% in fiscal 1993. See Note 17 to the Consolidated Financial Statements in this report.

     The decrease in interest expense on borrowings was partially offset by a $3.1 million increase in interest expense on deposits, the largest category of interest-bearing liabilities. Interest expense on deposits increased principally as a result of an increase of $138.0 million in average deposit balances. See "Financial Condition - Asset And Liability Management."

     PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses decreased to $29.2 million in fiscal 1994 from $60.4 million in the prior fiscal year.
The decrease was primarily attributable to a decrease of $20.5 million in the provision for losses on credit card loans. The lower provision resulted in part from a decline in net charge-offs of credit card loans in fiscal 1994. In addition, the securitization and sale of $850 million of credit card receivables in the fourth quarter of fiscal 1994 and of $200.0 million and $300.0 million of credit card receivables in the March 1994 and June 1994 quarters, respectively, reduced the amount of such receivables against which the Bank maintains the reserve. The provision for losses on real estate loans decreased $10.2 million, reflecting the Bank's implementation of SOP 92-3 during the december 1992 quarter. See "Financial Condition - Asset Quality .Valuation Allowances For Losses."

     OTHER INCOME. The increase in other (non-interest) income to $160.5 million in fiscal 1994 from $130.7 million in fiscal 1993 was primarily attributable to an increase in loan and deposit servicing fees. In addition, the Bank recorded earnings on real estate held for investment or sale, compared to a loss in fiscal 1993. The positive effect of these items on other income was partially offset by a decrease in credit card fees and a decrease in gain on sale of investment securities.

     An increase of $21.8 million in excess servicing fees and $4.4. million of servicing fees earned by the Bank for servicing its portfolios of securitized credit card loans contributed to an increase of $25.0 million (or 38.4%) in loan and deposit servicing fees. such excess servicing fees and servicing fees have increased in recent periods as a result of greater securitization activity by the Bank. The increase in loan and deposit servicing fees also reflected a $4.6 million increase in excess servicing fees related to home equity credit line securitizations. The excess servicing fee level rose because of a decrease in the average prepayment rate with respect to the underlying home equity credit line receivables. See "Excess Servicing Assets" in Note 1 to the Consolidated Financial Statements in this report.

     The improved results on real estate held for investment or sale were primarily attributable to a decrease of $16.4 million in the provision for losses on such assets. The Bank's implementation of SOP 92-3 in the quarter ended december 31, 1992 resulted in $19.0 million of additional provisions for real estate losses in that period which was required to reduce the book value of the Bank's foreclosed assets to fair value. An increase of $2.0 million in the gain recorded on sales of the Bank's REO properties also contributed to the earnings on real estate held for investment or sale. These results were partially offset by a $3.0 million decrease in the operating income generated by the Bank's REO properties.

     Credit card fees, consisting of membership fees, late charges, inter-change fees and cash advance charges, decreased $5.0 million (19.4%) in fiscal year 1994 from the level in fiscal 1993). The decrease was primarily attributable to a $7.3 million increase in rebate expense on credit card retail purchases, which the Bank incurred in connection with promotional activities undertaken beginning in 1993. The decrease was partially offset by an increase in interchange fees and cash advance charges as a result of increased account activity. The increased number of accounts reflected the increase in new account originations in connection with the Bank's resumption of active national solicitation of new credit card accounts.

     Gain on sale of investment securities decreased by $8.9 million as a result of the sale in the June 1993 quarter of U.S. Government securities with a book value of $172.9 million.

     OPERATING EXPENSES. Operating expenses for the year ended september 30, 1994 increased $59.2 million (31.4%) from the level in fiscal 1993. The main components of the higher operating expenses were increases in marketing expenses, salaries and employee benefits, and data processing expenses. The $31.3 million increase in marketing expenses was primarily incurred in connection with the Bank's expanded marketing program for its credit card products and services initiated in June 1993 with the resumption of active national solicitation of new credit card accounts. See "Business - Lending - Credit Card Lending." The $17.7 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card operations and discretionary bonuses paid to substantially all employees in December 1993. The $8.5 million increase in data processing expense was principally attributable to an increase in the number of credit card accounts outstanding and the activity generated by such accounts during fiscal 1994. in order to take advantage of additional opportunities to enhance profitability, the Bank may be required to incur increased expenditures for salaries and employee benefits, loan expenses and marketing expenses, which will contribute to higher operating expenses in future periods.

ITEM 8.        FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

                                   CONTENTS


Page
----

(a)  Report of Independent Public Accountants..............................  F-2

(b)  Consolidated Statements of Financial Condition
     at September  30, 1995 and 1994.......................................  F-3

(c)  Consolidated Statements of Operations for the
     Years Ended September  30, 1995, 1994 and 1993........................  F-4

(d)  Consolidated Statements of Stockholders' Equity
     for the Years Ended September  30, 1995,
     1994 and 1993.........................................................  F-6

(e)  Consolidated Statements of Cash Flows for
     the Years Ended September  30, 1995, 1994 and 1993....................  F-7

(f)  Notes to Consolidated Financial Statements............................ F-10

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To the Board of Directors of
Chevy Chase Bank, F.S.B.:

We have audited the accompanying consolidated statements of financial condition of Chevy Chase Bank, F.S.B. and subsidiaries as of September 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Bank, F.S.B. and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

As explained in Note 1 to the financial statements, effective December 31, 1992, the Bank changed its method of accounting for foreclosed assets. Also, as explained in Note 1 to the financial statements, effective October 1, 1993, the Bank changed its method of accounting for income taxes, impaired loans, and investments in securities and mortgage-backed securities. Also, as explained in Note 1 to the financial statements, effective July 1, 1995, the Bank changed its method of accounting for mortgage servicing rights.


                                                         /s/ Arthur Andersen LLP


Washington, D.C.
October 20, 1995, except with respect to Note 26 and the last paragraph of Note 21, as to which the dates are November 13, 1995 and November 20, 1995, respectively.

                           CHEVY CHASE BANK, F.S.B.
                           -----------------------
                CONSOLIDATED  STATEMENTS OF FINANCIAL CONDITION
                -----------------------------------------------
                                (IN  THOUSANDS)
--------------------------------------------------------------------------------

                                                                                          September 30,
                                                                               -----------------------------------
                                                                                    1995                 1994
                                                                               --------------      ---------------
                                                       ASSETS
                                                       ------
Cash and due from banks                                                        $      198,096      $       166,752
Interest-bearing deposits                                                              51,186               14,345
Federal funds sold and securities purchased under
     agreements to resell                                                             110,000              191,000
Loans held for sale                                                                    68,679               33,598
Loans held for securitization and sale                                                500,000              115,000
Investment securities (market value of $4,371 and
     $4,364, respectively)                                                              4,370                4,364
Mortgage-backed securities (market value of
     $879,720 and $1,025,525, respectively)                                           880,208            1,025,525
Loans receivable (net of reserve for losses of
     $60,496 and $50,205, respectively)                                             2,327,286            2,357,721
Federal Home Loan Bank stock                                                           31,940               31,940
Real estate held for investment or sale (net of reserve
     for losses of $135,236 and $118,973, respectively)                               222,860              330,032
Property and equipment, net                                                           174,673              138,274
Cost in excess of net assets acquired, net                                             44,528               48,637
Excess servicing assets, net                                                           25,640               25,198
Mortgage servicing rights, net                                                         28,369               15,075
Other assets                                                                          280,160              206,327
                                                                               --------------      ---------------
     Total assets                                                              $    4,947,995      $     4,703,788
                                                                               ==============      ===============

                    LIABILITIES AND STOCKHOLDERS' EQUITY
                    ------------------------------------
Liabilities:
Deposit accounts                                                               $    4,159,252      $     4,008,761
Securities sold under repurchase agreements
     and other short-term borrowings                                                   10,435                8,907
Bonds payable                                                                             -                 24,030
Notes payable                                                                           7,514                7,729
Federal Home Loan Bank advances                                                       155,052              100,000
Custodial accounts                                                                      7,413               19,523
Amounts due to banks                                                                   32,240               30,373
Other liabilities                                                                      87,545               54,509
                                                                               --------------      ---------------
                                                                                    4,459,451            4,253,832
Capital notes-subordinated                                                            160,000              160,000
                                                                               --------------      ---------------
     Total liabilities                                                              4,619,451            4,413,832
                                                                               --------------      ---------------

Stockholders' equity:
13% Noncumulative Perpetual Preferred Stock, Series A,
     $0.01 par value, 3,000,000 shares authorized, issued
     and outstanding                                                                       30                   30
Common stock, $1 par value, 10,000,000 shares                                                                    -
     authorized, 510,000 shares issued, 10,000 shares
     outstanding                                                                           10                   10
Capital contributed in excess of par                                                  165,704              165,704
Retained earnings                                                                     165,912              138,340
Net unrealized holding gains (losses)                                                  (3,112)             (14,128)
                                                                               --------------      ---------------
     Total stockholders' equity                                                       328,544              289,956
                                                                               --------------      ---------------
     Total liabilities and stockholders' equity                                $    4,947,995      $     4,703,788
                                                                               ==============      ===============

--------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE  BANK, F.S.B.
                           ------------------------
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    -------------------------------------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                                                   Year Ended September 30,
                                                           ---------------------------------------------------------------
                                                                 1995                   1994                     1993
                                                           -----------------      ------------------       ---------------
Interest income
   Loans                                                    $    294,575          $    255,324          $    241,166
   Mortgage-backed securities                                     60,623                70,937                95,085
   Trading securities                                                373                 1,019                     -
   Investment securities                                             194                   197                 7,929
   Other                                                           9,571                 6,983                 5,357
                                                            ------------          ------------          ------------
      Total interest income                                      365,336               334,460               349,537
                                                            ------------          ------------          ------------
Interest expense
   Deposit accounts                                              154,299               130,924               127,792
   Short-term borrowings                                          18,094                11,439                13,333
   Long-term borrowings                                           16,721                23,181                26,393
                                                            ------------          ------------          ------------
      Total interest expense                                     189,114               165,544               167,518
                                                            ------------          ------------          ------------
      Net interest income                                        176,222               168,916               182,019
Provision for loan losses                                         54,979                29,222                60,372
                                                            ------------          ------------          ------------
      Net interest income after provision
       for loan losses                                           121,243               139,694               121,647
                                                            ------------          ------------          ------------
Other income
   Credit card fees                                                9,855                21,054                26,010
   Loan servicing fees                                           184,275                69,878                46,631
   Deposit servicing fees                                         24,442                20,347                18,575
   Gain on sale of investment securities, net                          -                     -                 8,895
   Gain (loss) on sales of trading securities, net                  (600)                1,695                     -
   Earnings (loss) on real estate held for
      investment or sale, net                                     (4,672)                1,326               (12,722)
   Gain on sales of credit card relationships, loans
      and mortgage-backed securities, net                         12,882                30,522                31,338
   Gain on sales of mortgage servicing rights, net                 1,397                 5,833                 4,828
   Other                                                           5,923                 9,885                 7,161
                                                            ------------          ------------          ------------
      Total other income                                         233,502               160,540               130,716
                                                            ------------          ------------          ------------
Operating expenses
   Salaries and employee benefits                                108,432                87,390                69,739
   Loan                                                           15,720                14,915                19,985
   Property and equipment                                         29,062                25,493                23,793
   Marketing                                                      46,117                46,441                15,138
   Data processing                                                43,270                30,766                22,249
   Deposit insurance premiums                                     10,749                11,527                11,273
   Amortization of cost in excess of net
     assets acquired                                               4,110                 4,013                 3,698
   Other                                                          42,633                27,025                22,494
                                                            ------------          ------------          ------------
     Total operating expenses                                    300,093               247,570               188,369
                                                            ------------          ------------          ------------

--------------------------------------------------------------------------------
Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                            -----------------------
               CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
               ------------------------------------------------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

--------------------------------------------------------------------------------

                                                                  Year Ended September 30,
                                                       --------------------------------------------------------------
                                                              1995                  1994                    1993
                                                       -----------------      -------------------     ---------------
Income before income taxes, extraordinary
   item and cumulative effect of change in
   accounting principle                                 54,652                    52,664                    63,994

Provision for income taxes                              17,330                    22,394                    26,603
                                                       -------                   -------                   -------

Income before extraordinary item and cumulative
   effect of change in accounting principle             37,322                    30,270                    37,391

Extraordinary loss on early extinguishment of debt,
    net of tax benefit of $4,143                             -                    (6,333)                        -
                                                        -------                   -------                   -------
Income before cumulative effect of change in
   accounting principle                                 37,322                    23,937                    37,391

Cumulative effect of change in accounting for
    income taxes                                             -                     5,103                         -
                                                      --------                  --------                  --------
NET INCOME                                          $   37,322                $   29,040                $   37,391
                                                      ========                  ========                  ========
PREFERRED STOCK DIVIDENDS                                9,750                     9,750                     1,896
                                                      --------                  --------                  --------

EARNINGS AVAILABLE TO
   COMMON STOCKHOLDERS                              $   27,572                $   19,290                $   35,495
                                                      ========                  ========                  ========
EARNINGS PER COMMON SHARE:
   Before extraordinary item and cumulative
      effect of change in accounting principle      $ 2,757.20                $ 2,052.00                $ 3,549.50

   Extraordinary item                                        -                   (633.30)                        -

   Cumulative effect of change in accounting
      for income taxes                                       -                    510.30                         -
                                                    ----------                ----------                ----------
   Earnings per common share                        $ 2,757.20                $ 1,929.00                $ 3,549.50
                                                    ==========                ==========                ==========

--------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                           -----------------------
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
                                (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                                                          Net
                                                                        Capital                        Unrealized
                                                                       Contributed                      Holding            Total
                                       Preferred         Common         in Excess        Retained        Gains         Stockholders'

                                         Stock            Stock           of Par         Earnings       (Losses)          Equity
                                     ------------     -----------     --------------   ------------   -------------    -------------
Balance, September 30, 1992                    -              10             93,865         83,555              -           177,430
   Net income                                  -               -                  -         37,391              -            37,391
   Sale of 13% Noncumulative
     Perpetual Preferred Stock,
     Series A                                 30               -             71,839              -              -            71,869
   Cash dividends on 13%
     Noncumulative Perpetual
     Preferred Stock, Series A                 -               -                  -         (1,896)             -            (1,896)

                                     ------------     -----------     --------------   ------------   -------------    -------------


Balance, September 30, 1993                   30              10            165,704        119,050              -           284,794
   Cumulative effect of change
     in accounting for securities              -               -                  -              -         16,262            16,262
   Net income                                  -               -                  -         29,040              -            29,040
   Cash dividends on 13%
     Noncumulative Perpetual
     Preferred Stock, Series A                 -               -                  -         (9,750)             -            (9,750)
   Decrease in net unrealized
     holding gains (losses)                    -               -                  -              -        (30,390)          (30,390)
                                     ------------     -----------     --------------   ------------   -------------    -------------

Balance, September 30, 1994                   30              10            165,704        138,340        (14,128)          289,956
   Net income                                  -               -                  -         37,322              -            37,322
   Cash dividends on 13%
     Noncumulative Perpetual
     Preferred Stock, Series A                 -               -                  -         (9,750)             -            (9,750)
   Increase in net unrealized
     holding gains (losses)                    -               -                  -              -         11,016            11,016
                                     ------------     -----------     --------------   ------------   -------------    -------------

Balance, September 30, 1995          $        30      $       10      $     165,704    $   165,912    $    (3,112)     $    328,544
                                     ============     ===========     ==============   ============   =============    =============

--------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

                           Chevy Chase Bank, F.S.B.
                           -----------------------
                     Consolidated Statements of Cash Flows
                     -------------------------------------
               Increase (Decrease) in Cash and Cash Equivalents
                                (In thousands)

-------------------------------------------------------------------------------------------------------------------------
                                                                                   Year Ended September 30,
                                                                       --------------------------------------------------
                                                                            1995              1994              1993
                                                                       ---------------   --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                             $       37,322     $      29,040    $       37,391
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
 Accretion of premiums, discounts and net deferred loan fees                     (457)           (1,299)           (8,619)

 Depreciation and amortization                                                 21,461            18,056            15,945

 Amortization of cost in excess of net assets acquired and
 purchased mortgage servicing rights                                            6,264            10,114            15,763
 Loss on extinguishment of debt                                                     -            10,476                 -

 Provision for loan losses                                                     54,979            29,222            60,372

 Net fundings of loans held for sale and/or securitization                   (390,634)         (874,917)         (903,941)

 Proceeds from sales of trading securities                                    239,147           688,811                 -

 Proceeds from sales of loans and securities held
  for sale and/or securitization                                            2,188,531         2,276,391         1,946,826

 Equity earnings from investments in limited partnerships                      (4,470)             (391)           (1,694)

 Gain on sales of real estate held for investment or sale, net                (14,797)          (11,466)           (9,503)

 Provision for losses on real estate held for investment or sale               26,321            14,052            30,415
 Gain on sale of investment securities, net                                         -                 -            (8,895)
 (Gain) loss on sales of trading securities, net                                  600            (1,695)                -
 Gain on sales of credit card relationships, loans and
  mortgage-backed securities, net                                             (12,882)          (30,522)          (31,338)

 Gain on sales of mortgage servicing rights, net                               (1,397)           (5,833)           (4,828)

 (Increase) decrease in excess servicimg assets                                  (442)            2,375             1,976

 (Increase) decrease in other assets                                          (81,040)           45,456           (23,726)

 Increase in other liabilities and accrued expenses                            23,981            18,125             9,635

 Other, net                                                                     3,176            10,278             6,907
                                                                        --------------     -------------     -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                   2,095,663         2,226,273         1,132,686
                                                                        --------------     -------------     -------------
Cash flows from investing activities:

 Proceeds from maturities of investment sercurities                               100               300                 -
 Proceeds from sales of loans                                                       8                 -             4,954
 Net proceeds from sales of real estate                                       133,300            94,308           150,115
 Net proceeds from sales of mortgage servicing rights                           2,232             5,833             5,978
 Net fundings of loans receivable                                          (2,295,077)       (1,700,831)         (463,919)
 Principal collected on mortgage-backed securities                            183,166           447,666           447,951
 Purchases of investment securities                                                 -                 -            (4,682)
 Purchases of mortgage-backed securities                                     (107,127)         (291,335)         (664,284)
 Purchases of loans receivable                                                (88,518)         (256,608)         (259,770)
 Purchases of property and equipment                                          (55,924)          (22,503)           (4,602)
 Purchases of mortgage servicing rights                                        (3,847)             (888)          (20,716)
 Disbursements for real estate held for investment or sale                    (37,346)          (58,063)          (74,320)
 Other investing activities, net                                                 (411)            4,840             4,117
                                                                       ---------------    --------------    --------------
 NET CASH USED IN INVESTING ACTIVITIES                                     (2,269,444)       (1,777,281)         (879,178)
                                                                       ---------------    --------------    --------------

--------------------------------------------------------------------------------
Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                           -----------------------
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              ------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                    Year Ended September 30,
                                                           -------------------------------------------
                                                               1995           1994            1993
                                                           ------------   ------------    ------------
Cash flows from financing activities:

 Proceeds from customer deposits and sales of
  certificates of deposit                                    14,086,575     12,308,342      10,801,085
 Customer withdrawals of deposits and payments
  for maturing certificate                                  (13,936,084)   (12,169,604)    (10,847,020)
 Net increase (decrease) in securities sold under
  repurchase agreements                                             777        (81,504)       (363,216)
 Advances from the Federal Home Loan Bank                       992,073        824,300         744,000
 Repayments of advances from the Federal Home Loan             (937,021)    (1,136,300)       (607,000)
 Proceeds from other borrowings                                 793,261        461,385          59,580
 Repayments of other borrowings                                (816,755)      (460,011)        (59,658)
 Net proceeds from sale of preferred                                -              -            71,869
 Cash dividends paid on preferred stock                          (9,750)        (9,750)         (1,896)
 Repayment of capital note - subordinated                           -         (134,153)            -
 Net proceeds received from capital                                 -          143,603             -
 Other financing activities, net                                (12,110)        (6,402)         11,406
                                                           ------------   ------------    ------------
 Net cash provided by (used in) finanacing activities           160,966       (260,094)       (190,850)
                                                           ------------   ------------    ------------
Net increase (decrease) in cash and cash equivalents            (12,815)       188,898          62,658
Cash and cash equivalents at beginning of year                  372,097        183,199         120,541
                                                           ------------   ------------    ------------
Cash and cash equivalent at end of year                    $    359,282   $    372,097    $    183,199
                                                           ============   ============    ============

--------------------------------------------------------------------------------
Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                           -----------------------
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
              ------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                            Year Ended September 30,
                                                                   -------------------------------------------------
                                                                       1995              1994               1993
                                                                   ------------      ------------       ------------
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest (net of amount capitalized)                             $    189,717      $    172,339       $    169,867
  Income taxes                                                     $     19,133      $      9,462       $     11,496

Supplemental disclosures of non-cash investing and
 financing activities:
  Loans receivable exchanged for mortgage-backed securities        $          -      $          -       $     51,956
  Loans held for sale exchanged for trading securities             $    133,014      $    396,189       $          -
  Loans held for sale exchanged for mortgage-backed
    securities held for sale                                       $          -      $          -       $    442,017
  Mortgage-backed securities available-for-sale transferred
    mortgage-backed securities held-to-maturity                    $    942,085      $          -       $          -
  Mortgage-backed securities transferred to
    mortgage-backed securities available for sale                  $          -      $  1,501,192       $          -
  Mortgage-backed securities transferred to loans and
    securities held for sale                                       $          -      $          -       $    131,390
  Investment securities transferred to loans and securities
    held for sale                                                  $          -      $          -       $    173,036
  Investment securities transferred to investment securities
    available-for-sale                                             $          -      $      4,789       $          -
  Investment securities available-for-sale transferred to
    investment securities held-to-maturity                         $      4,354      $          -       $          -
  Real estate acquired in settlement of loans transferred
    to loans receivable                                            $          -      $     15,008       $          -
  Real estate held for investment transferred to real
    estate held for sale                                           $      9,273      $          -       $          -
  Loans receivable transferred to loans held for sale and/or
    securitization                                                 $  2,387,690      $  1,446,924       $    440,361
  Loans made in connection with the sale of real estate            $     10,826      $     16,401       $     54,061
  Loans receivable transferred to real estate acquired in
    settlement of loans                                            $      9,822      $      4,106       $     23,158
  Loans receivable exchanged for mortgage-backed securities
    held-to-maturity                                               $     23,155      $          -       $          -
  Loans held for sale and/or securitization transferred
    to loans receivable                                            $     50,000      $      3,507       $          -
  Loans classified as in-substance foreclosed transferred to
    loans receivable                                               $          -      $     15,008       $          -

--------------------------------------------------------------------------------
The Notes to Consolidated Financial Statements are an integral part of these statements.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Bank, F.S.B. is a federally chartered and federally insured stock savings bank and, as such, is subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision ("OTS") and by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is principally engaged in the business of attracting deposits from the public and using such deposits, together with borrowings and other funds, to make loans secured by real estate, primarily residential mortgage loans, and various types of consumer loans, primarily credit card loans.

A summary of significant accounting policies of Chevy Chase Bank, F.S.B. and subsidiaries (collectively the "Bank") is as follows:

     Affiliation of Corporations and Basis of Presentation:

     All of the outstanding common stock of the Bank is owned by an affiliated group of companies, with the majority (80%) owned by B. F. Saul Real Estate Investment Trust (the "Trust").

     The accompanying consolidated financial statements include the accounts of the Bank and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents:

     For the purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits, federal funds sold and securities purchased under agreements to resell.

     The Bank is required to maintain reserve balances with the Federal Reserve Bank. Average reserves maintained at the Federal Reserve Bank were $11,616, $20,560 and $21,837 during the years ended September 30, 1995, 1994 and 1993, respectively.

     Loans Held for Sale:

     The Bank engages in mortgage banking activities. At September 30, 1995 and 1994, loans held for sale are composed of single-family residential loans originated or purchased for sale in the secondary market and are carried at aggregate cost which is lower than aggregate market value. Single-family residential loans held for sale will either be sold or will be exchanged for mortgage-backed securities and then sold. Gains and losses on sales of whole loans held for sale are determined using the specific identification method. See "Trading Securities" and Note 23.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Loans Held for Securitization and Sale:

     The Bank periodically securitizes and sells certain pools of loan receivables in the public and private markets. These securitizations are recorded as sales. Gains on the sale of loans are limited to amounts related to loans existing at the date of sale and do not include amounts related to future loans expected to be sold during the reinvestment period, if any. In the case of credit card receivables, because of the relatively short average life of the loans, no gain or loss is recorded at the time of sale. Rather, loan servicing fees are recognized monthly over the life of the transaction when earned and transaction expenses are deferred and amortized over the reinvestment period of the transaction as a reduction of loan servicing fees. In the case of home equity credit line and automobile loan receivables, gains or losses, net of related transaction expenses, are recorded at the time of the sale and the resultant excess servicing assets are amortized over the life of the transaction.

     Loans held for securitization and sale are the lesser of loans eligible for securitization or loans that management contemplates to securitize within six months. Such loans held for securitization and sale are reported at the lower of aggregate cost or aggregate market value for each asset type.

     Investment Securities and Mortgage-backed Securities:

     Prior to October 1, 1993, the Bank's investment and mortgage-backed securities were held for investment and stated at cost, adjusted for amortization of premiums and accretion of discounts. These securities were carried at amortized cost because the Bank had the ability to hold such securities until maturity and it was management's intent to hold such securities for the foreseeable future. When management determined that certain securities might be sold in response to changes in interest rates, changes in prepayment risks or the need to increase regulatory capital, such securities were transferred from the held for investment category to the held for sale category. Such held for sale securities were transferred in and carried at the lower of aggregate cost or aggregate market value. Gains and losses resulting from the sale of investment and mortgage-backed securities were determined using the specific identification method.

     Prior to October 1, 1993, securities to be held for indefinite periods of time, including securities that management intended to use as part of its asset-liability management, or that could be sold in response to changes in interest rates, changes in prepayment risks, the need to increase regulatory capital or other similar factors, were classified as held for sale and were carried at the lower of aggregate cost or aggregate market value. Gains and losses on sales of securities held for sale were determined using the specific identification method.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Investment Securities and Mortgage-backed Securities (Continued):

     Effective October 1, 1993, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") which was issued in May 1993. SFAS 115 required institutions to classify and account for debt and equity securities as either "held-to-maturity", "available-for-sale" or "trading." Simultaneous with the adoption of SFAS 115, the Bank classified all of the investment securities and mortgage-backed securities it held on October 1, 1993, as available-for-sale.

     During fiscal 1995, the Bank transferred all of its investment securities and mortgage-backed securities previously classified as available-for-sale to held-to-maturity and, as a result, all investment securities and mortgage-backed securities are classified as held-to-maturity at September 30, 1995. These securities were transferred at their fair value. Net unrealized holding losses, net of the related income tax effect, amounting to $3,476 as of the date of the transfer, and $3,112 as of September 30, 1995, continue to be reported as a separate component of stockholders' equity and are being amortized to income over the remaining lives of the securities using the level-yield method.

     Premiums and discounts on investment securities and mortgage-backed securities are amortized or accreted using the level-yield method. Realized gains and losses are determined using the specific identification method.

     Trading Securities:

     As part of its mortgage banking activities, the Bank exchanges loans held for sale for mortgage-backed securities and then sells the mortgage-backed securities to third party investors in the month of issuance. In accordance with SFAS 115, these mortgage-backed securities are classified as trading securities. Proceeds from sales of trading securities were $239,147 and $688,811 during the years ended September 30, 1995 and 1994, respectively. The Bank realized a net loss of $600 and a net gain of $1,695 on the sales of trading securities for the years ended September 30, 1995 and 1994, respectively. Gains and losses on sales of trading securities are determined using the specific identification method. There were no securities classified as trading securities at September 30, 1995 and 1994.

     Loan Origination and Commitment Fees:

     Nonrefundable loan fees, such as origination and commitment fees, and incremental loan origination costs relating to loans originated or purchased are deferred. Net deferred fees (costs) related to loans held for investment are amortized over the life of the loan using the level-yield or straight-line method. Net fees (costs) related to loans held for sale are deferred until such time as the loan is sold, at which time the net deferred fees (costs) become a component of the gain or loss on sale.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Credit Card Fees and Costs:

     Credit card membership fees are deferred and recognized as income on a straight-line basis over the period the fee entitles the cardholder to use the card, which is one year. Credit card origination costs are deferred and recognized as a reduction of income on straight-line basis over the privilege period which is generally one year.

     Impaired Loans:

     A loan is considered impaired when, based on all current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the agreement, including all scheduled principal and interest payments. Such impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, impairment may be measured based on the loan's observable market price, or, if the loan is collateral-dependent, the fair value of the collateral. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Loans for which foreclosure is probable continue to be accounted for as loans. Certain credit card loans for which customers have agreed to modified payment terms are also classified as impaired loans.

     Each impaired real estate loan is evaluated individually to determine the income recognition policy. Generally, payments received are applied in accordance with contractual terms of the note or as a reduction of principal.

     Interest income on impaired credit card loans is recognized using the current interest rate of the loan and the accrual method. When loans become 90 days past due, all accrued interest is reserved and the loan is placed on non-accrual status. Interest income on non-accrual credit card loans is recognized when received.

     At September 30, 1995, the Bank had one impaired real estate loan with a book value of $698. At September 30, 1994, the Bank had no impaired real estate loans. At September 30, 1995 and 1994, the Bank had impaired credit card loans with a carrying value of $36,738, before the related allowance for losses of $3,674, and $35,299, before the related allowance for losses of $3,530, respectively. The Bank calculates its allowance for losses on all credit card loans based upon historical charge-offs and repayment experience and the age of the portfolio. The average recorded investment in impaired credit card and real estate loans for the year ended September 30, 1995 and 1994 was $33,525 and $39,021, respectively. The Bank recognized interest income of $5,261 and $2,441 on its impaired loans for the years ended September 30, 1995 and 1994, respectively.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Allowances for Losses:

     Management reviews the loan, real estate held for investment and real estate held for sale portfolios to establish allowances for estimated losses. The allowances for losses are reviewed periodically, and allowances are provided after consideration of the borrower's financial condition and/or the estimated value of collateral, including estimated selling and holding costs. Allowances are also provided by management after considering such factors as the economy in lending areas, delinquency statistics, past loss experience and estimated future loss experience.

     The allowances for losses are based on estimates, and ultimate losses may vary from current estimates. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

     Accrued Interest Receivable on Loans:

     Loans are reviewed on a monthly basis and are placed on non-accrual status when, in the opinion of management, the full collection of principal or interest has become unlikely. Uncollectible accrued interest receivable on non-accrual loans is charged against current period interest income.

     Real Estate Held for Investment or Sale:

     Real Estate Held for Investment:
     --------------------------------

     At September 30, 1995, real estate held for investment consists of developed land, which is owned by one of the Bank's subsidiaries. At September 30, 1994, real estate held for investment consisted of an office building, two apartment buildings, developed land and an investment in limited partnership all of which were owned by one of the Bank's subsidiaries. Also included in real estate held for investment at September 30, 1994, was a loan to a developer with a 50% profit participation feature. This investment in a real estate venture, which was non-performing at September 30, 1994, was accounted for as an acquisition, development and construction ("ADC") arrangement. Real estate held for investment is carried at the lower of aggregate cost or net realizable value. See Note 6.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Real Estate Held for Investment or Sale (Continued):

     Real Estate Held for Sale:
     --------------------------

     Real estate held for sale consists of real estate acquired in settlement of loans ("REO") and is recorded at the lower of cost or fair value at acquisition. Effective December 31, 1992, OTS regulations required that foreclosed assets be carried at the lower of cost or fair value which required the Bank to adopt Statement of Position 92-3, "Accounting for Foreclosed Assets" ("SOP 92-3"), issued by the Accounting Standards Division of the American Institute of Certified Public Accountants. Prior to December 31, 1992, real estate acquired in settlement of loans was carried at the lower of adjusted cost or net realizable value. Costs relating to the development and improvement of property, including interest, are capitalized, whereas costs relating to the holding of property are expensed. Capitalized interest amounted to $4,512, $4,386 and $10,208 for the years ended September 30, 1995, and 1994 and 1993, respectively.

     Property and Equipment:

     Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method which allocates the cost of the applicable assets over their estimated useful lives. Major improvements and alterations to office premises and leaseholds are capitalized. Leasehold improvements are amortized over the shorter of the terms of the respective leases (including renewal options that are expected to be exercised) or 20 years. Maintenance and repairs are charged to operating expenses as incurred.

     Cost in Excess of Net Assets Acquired:

     Cost in excess of net assets acquired is stated net of accumulated amortization and is being amortized using the straight-line method generally over a period of 25 years. Accumulated amortization was $42,730 and $38,620 at September 30, 1995 and 1994, respectively.

     Mortgage Servicing Rights:

     Effective July 1, 1995, the Bank adopted SFAS No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"), an amendment of SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS 122 requires that a mortgage banking enterprise recognize, as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. Under previous accounting guidance, separate mortgage servicing assets were generally recognized only when purchased. A mortgage banking enterprise that acquires mortgage servicing rights through either purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values.

                           CHEVY CHASE, BANK, F.S.B.
                           -------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Mortgage Servicing Rights (Continued):

     Mortgage servicing rights, which are stated net of accumulated amortization, are being amortized in proportion to the remaining net revenues estimated to be generated by the underlying mortgage servicing rights. Amortization of these assets amounted to $2,154, $6,101 and $12,065 for the years ended September 30, 1995, 1994 and 1993, respectively. Accumulated amortization was $37,733 and $35,579 at September 30, 1995 and 1994, respectively. During fiscal 1995, 1994 and 1993, the Bank capitalized $16,283, $888 and $20,716, respectively, related to the acquisition of mortgage servicing rights. In fiscal 1993, the Bank sold approximately $1,150 of rights previously purchased to service mortgage loans with principal balances of approximately $76,062 and recognized a loss of $380. There were no sales of previously purchased mortgage servicing rights during the years ended September 30, 1995 and 1994.

     In fiscal 1995, 1994 and 1993, the Bank sold the rights to service mortgage loans with principal balances of approximately $148,149, $383,854 and $476,111, respectively, which were originated by the Bank in connection with its mortgage banking activities, and recognized gains of $1,397, $5,833, and $5,208, respectively.

     SFAS 122 requires that a mortgage banking enterprise evaluate its mortgage servicing rights for impairment based upon fair value. To measure fair value of its mortgage servicing rights, the Bank uses either quoted market prices or discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates and discount rates. Additionally, the Bank stratifies its capitalized mortgage servicing rights for purposes of evaluating impairment taking into consideration relevant risk characteristics including loan type, note rate and date of acquisition. The fair value of capitalized mortgage servicing rights at September 30, 1995 was $31,191 and no impairment allowance was required.

     Excess Servicing Assets:

     When loans are sold with the servicing rights retained by the Bank, the net present value of estimated future servicing income in excess of normal servicing income is recorded as an adjustment to the sales price of the loans. Estimated future losses are deducted in the computation of such excess servicing income. The resulting assets are amortized using the level-yield ("interest") method over the estimated lives of the underlying loans. Amortization of these assets amounted to $14,549, $13,492 and $21,447 for the years ended September 30, 1995, 1994 and 1993, respectively. Accumulated amortization was $80,498 and $65,949 at September 30, 1995, 1994 and 1993, respectively. Excess servicing assets capitalized in fiscal 1995, 1994 and 1993 of $14,991, $11,117 and $19,471 respectively, were the result of the servicing retained upon the securitization and sale of home equity credit line receivables and automobile loan receivables. See
     Note 9.

                           CHEVY CHASE, BANK, F.S.B.
                           -------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

     Excess Servicing Assets (Continued):

     Management periodically evaluates the carrying value of excess servicing assets taking into consideration current portfolio factors such as prepayment rates. The Bank's analyses are performed on a discounted basis based on pools of loans with similar characteristics. Any adjustments to the carrying value of such assets as a result of this evaluation are included in the amortization for the respective period.

     Interest Rate Cap Agreements:

     Premiums paid for interest rate cap agreements are included in other assets in the Consolidated Statements of Financial Condition and are amortized to expense over the terms of the interest rate caps on a straight-line basis. Funds payable to the Bank are recognized as income in the month such funds are earned. At September 30, 1995, unamortized premiums amounted to $9,986. There were no interest rate cap agreements in effect at September 30, 1994.

     Income Taxes:

     Effective October 1, 1993, the Bank adopted SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109") which was issued in February 1992. SFAS 109 established financial accounting and reporting standards for the effects of income taxes that result from the Bank's activities during the current and preceding years. The asset and liability approach of accounting for income taxes required by SFAS 109 replaces the deferred method previously used under Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" ("APB 11").

     Deferred income taxes are recorded using enacted tax laws and rates for the years in which taxes are expected to be paid. To the extent that realization of deferred tax assets is more likely than not, such assets are recognized.

     The effect of adoption of SFAS 109 was to increase the Bank's net deferred tax asset by $5,103. This increase was due to the reversal of temporary differences related to the Bank's base year tax bad debt reserve and the impact of the increase in statutory Federal income tax rates. The income tax provision for fiscal 1993 was determined under APB 11 and has not been restated to reflect adoption of SFAS 109. The Bank's net deferred tax asset at September 30, 1995 and 1994 under SFAS 109 was $42,000 and $38,430, respectively, and is included in other assets in the Consolidated Statements of Financial Condition. At September 30, 1995 and 1994, there was no valuation allowances recorded for gross deferred tax assets.

     Earnings Per Common Share:

     Dividends on preferred stock are deducted from earnings in the computation of earnings per common share when declared by the Bank's Board of Directors.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                (Dollars in thousands, except per share data):

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     Reclassifications:

     Certain reclassification have been made to the consolidated financial statements for the years ended September 30, 1994 and 1993 to conform with the presentation used for the year ended September 30, 1995.

     Adoption of Recently Issued Accounting Standards:

     SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" ("SFAS 119"), was issued in October 1994. This new statement requires certain disclosures about financial derivatives, including amounts, nature and terms of the instruments. The disclosure requires the description of the objectives, strategies and classes of derivatives and related gains and losses in the financial statements or in the notes thereto. It also requires that a distinction be made between financial instruments held or issued for trading purposes and those held or issued for purposes other than trading. Disclosures required by SFAS 119 are effective for fiscal years ended after December 15, 1994. The Bank has presented such disclosures in Note 23.

     Accounting Standards Issued but not yet Adopted:

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), was issued in March 1995. SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets, to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. It addresses how impairment losses should be measured and when such losses should be recognized. Under SFAS 121, long-lived assets and certain identifiable intangibles to be held and used shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the entity shall recognize an impairment loss. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of should generally be reported at the lower of carrying amount or fair value less the cost to sell. SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The adoption of SFAS 121 is not anticipated to have a material impact on the Bank's financial condition or the results of operations.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                (Dollars in thousands, except per share data):

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

     Accounting Standards Issued but not yet Adopted (Continued):

     Statement of Position 94-6, "Disclosures of Significant Risks and Uncertainties" ("SOP 94-6"), was issued in January 1995. SOP 94-6 requires an entity to disclose certain information about the nature of its operations and use of estimates in the preparation of its financial statements. In addition, if specified criteria are met, it requires an entity to disclose certain information about certain significant estimates and current vulnerability to risk due to certain concentrations. SOP 94-6 is effective for financial statements for fiscal years ending after December 15, 1995, and for financial statements for interim periods in fiscal years subsequent to the year for which SOP 94-6 is first applied.

NOTE 2 - LOANS HELD FOR SECURITIZATION AND SALE.

Loans held for securitization and sale are composed of the following:

                                 September 30,       September 30,
                                     1995                1994
                                 -------------       -------------
Credit card receivables          $   300,000         $   115,000
Automobile loan receivables          200,000                  -
                                 -------------       -------------
 Total                           $   500,000         $   115,000
                                 =============       =============

NOTE 3 - INVESTMENT SECURITIES:

At September 30, 1995, all investment securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's investment securities at September 30, 1995 are as follows:

                                                          Gross          Gross
                                                       Unrealized     Unrealized     Aggregate
                                        Amortized       Holding        Holding          Fair
                                           Cost          Gains          Losses         Value
                                        ---------      ----------     ----------     ---------
September 30, 1995
------------------
  U.S. Government securities
    Maturing within one year            $   4,370      $        1     $        -     $   4,371
                                        =========      ==========     ==========     =========

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 3 - INVESTMENT SECURITIES (Continued):

As discussed in Note 1, at September 30, 1994, investment securities were classified as available-for-sale and carried at fair value. Gross unrealized holding gains and losses on the Bank's investment securities at September 30, 1994 are as follows:

                                                   Gross             Gross
                                                Unrealized        Unrealized        Aggregate
                                 Amortized        Holding           Holding           Fair
                                   Cost            Gains             Losses           Value
                                -----------     ----------      -------------      ------------
September 30, 1994
------------------
  U.S. Government securities    $     4,399     $        -      $       (135)      $      4,264
  Other securities                      100              -                 -                100
                                -----------     ----------     --------------      ------------
   Total                        $     4,499     $        -      $       (135)      $      4,364
                                ===========     ==========      =============      ============

Proceeds from sales of investment securities, including securities held for sale, during fiscal 1993 were $181,819. Gross gains of $8,895 and gross losses of $0 were realized on sales during fiscal 1993. There were no sales of investment securities during the years ended September 30, 1995 and 1994.

At September 30, 1995, certain investment securities were pledged as collateral for certain letters of credit. See Note 23.

NOTE 4 - MORTGAGE-BACKED SECURITIES:

At September 30, 1995, all mortgage-backed securities are classified as held-to-maturity. Gross unrealized holding gains and losses on the Bank's mortgage-backed securities at September 30, 1995 are as follows:

                                              Gross        Gross
                                            Unrealized   Unrealized     Aggregate
                              Amortized      Holding      Holding         Fair
                                Cost          Gains       Losses         Value
                             ----------    ----------  -----------    -----------
September 30, 1995
------------------
  FNMA                       $   27,182    $       50  $      (13)    $    27,219
  FHLMC                         718,640           833      (1,689)        717,784
  Private label, AA-rated       134,386           364         (33)        134,717
                             ----------    ----------  -----------    -----------
   Total                     $  880,208    $    1,247      (1,735)    $   879,720
                             ==========    ==========  ===========    ===========

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 4 - MORTGAGE-BACKED SECURITIES (Continued):

As discussed in Note 1, at September 30, 1994, mortgage-backed securities were classified as available-for-sale and carried at fair value. Gross unrealized holding gains and losses on the Bank's mortgage-backed securities at September 30, 1994 are as follows:

                                                     Gross            Gross
                                                   Unrealized       Unrealized      Aggregate
                                 Amortized          Holding           Holding          Fair
                                   Cost              Gains            Losses          Value
                                -----------        ---------       ------------   -------------
September 30, 1994
------------------
  FNMA                          $    34,896       $       39       $      (454)   $      34,481
  FHLMC                             834,516              545           (24,143)         810,918
  Private label, AA-rated           179,349              798               (21)         180,126
                                -----------        ---------       ------------   -------------
     Total                      $ 1,048,761       $    1,382       $   (24,618)   $   1,025,525
                                ===========       ==========       ============   =============

Proceeds from sales of mortgage-backed securities, including mortgage-backed securities held for sale, were $810,771 during the year ended September 30, 1993. Gross gains of $10,166 and gross losses of $4,379 were realized on the sale of mortgage-backed securities, including mortgage-backed securities held for sale, during the year ended September 30, 1993. There were no sales of mortgage-backed securities from the available-for-sale or the held-to-maturity portfolios during the years ended September 30, 1995 and 1994. See Note 1 - "Trading Securities."

Accrued interest receivable on mortgage-backed securities totaled $5,733 and $6,342 at September 30, 1995 and 1994, respectively, and is included in other assets in the Consolidated Statements of Financial Condition.

At September 30, 1995, certain mortgage-backed securities were pledged as collateral for securities sold under repurchase agreements, other short-term borrowings and other recourse arrangements. See Notes 13 and 23. Other mortgage-backed securities with a book value of $22,284 were pledged as collateral primarily for credit card settlement obligations.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   -----------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 5 - LOANS RECEIVABLE:

Loans receivable is composed of the following:

                                                 September 30,
                                        -----------------------------
                                            1995              1994
                                        ------------      ------------
  Single-family residential             $ 1,322,772       $ 1,335,645
  Home equity                                29,024            34,708
  Commercial and multifamily                 86,007            84,639
  Real estate construction                   46,848            66,909
  Ground                                      6,892            18,935
  Credit card                               712,548           535,199
  Automobile                                 39,217           289,346
  Overdraft lines of credit                  15,049             8,365
  Home improvement                          112,705            37,526
  Other                                      31,975            22,572
                                        ------------      ------------
                                          2,403,037         2,433,844
                                        ------------      ------------
  Less:
   Undisbursed portion of loans              28,147            35,535
   Unearned discounts                           872             1,108
   Net deferred loan origination costs      (13,764)          (10,725)
   Reserve for losses on loans               60,496            50,205
                                        ------------      ------------
                                             75,751            76,123
                                        ------------      ------------
    Total                               $ 2,327,286       $ 2,357,721
                                        ============      ============

The Bank serviced loans owned by others amounting to $5,250,817 and $3,943,846 at September 30, 1995 and 1994, respectively.

Accrued interest receivable on loans totaled $21,853 and $17,087 at September 30, 1995 and 1994, respectively, and is included in other assets in the Consolidated Statements of Financial Condition.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 6 - REAL ESTATE HELD FOR INVESTMENT OR SALE:

Real estate held for investment or sale is composed of the following:

                                                                        September 30,
                                                              --------------------------------
                                                                   1995              1994
                                                              --------------     -------------
  Land, development, construction
    and rental properties                                     $       3,819      $     69,586
  Investment in limited partnership                                      -             (2,920)
  Investment in real estate venture                                      -              8,915
                                                              --------------     -------------
    Total real estate held for investment                             3,819            75,581
                                                              --------------     -------------

  Real estate held for sale                                         354,277           387,024
                                                              --------------     -------------
  Less:
   Reserve for losses on real estate held
    for investment                                                      193             9,899
   Reserve for losses on real estate held for sale                  135,043           109,074
   Accumulated depreciation and amortization                             -             13,600
                                                              --------------     -------------
                                                                    135,236           132,573
                                                              --------------     -------------

    Total real estate held for investment or sale             $     222,860      $    330,032
                                                              ==============     =============

Earnings (loss) on real estate held for investment or sale is composed of the following:

                                                          September 30,
                                          -----------------------------------------
                                               1995           1994          1993
                                          ------------  ------------   ------------
  Provision for losses                    $   (26,321)  $   (14,052)   $   (30,415)
  Net income from operating properties          2,382         3,521          6,496
  Equity earnings from investments in
   limited partnerships                         4,470           391          1,694
  Net gain on sales                            14,797        11,466          9,503
                                          ------------  ------------   ------------
   Total                                  $    (4,672)  $     1,326    $   (12,722)
                                          ============  ============   ============

During fiscal 1995, the Bank sold two residential apartment buildings which were previously classified as real estate held for investment and had an aggregate net book value of $25,333 and recognized a net gain of $5,318. Also during fiscal 1995, an office building, previously classified as real estate held for investment, which had a book value of $24,469 at September 30, 1995, was transferred to property and equipment as management plans to use a significant portion of the building to satisfy the Bank's current and anticipated need for additional office space. In addition, during fiscal 1995, the investment in real estate venture was transferred to REO and the Bank sold its limited partnership interest in an office building at an amount that exceeded its net carrying value.

During fiscal 1994, the Bank sold its interest in three limited partnerships to other partners at an aggregate amount that exceeded the net carrying values of these assets.

                            CHEVY CHASE BANK, F.S.B
                            -----------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 6 - REAL ESTATE HELD FOR INVESTMENT OR SALE:

At September 30, 1994, the Bank had an ADC arrangement with, and held a partnership interest in, a limited partnership. As discussed above, the Bank sold its limited partnership interest and transferred its ADC arrangement to REO during fiscal 1995. The partnership and ADC arrangement were initially formed for the purpose of acquiring, developing, operating and selling real estate and were accounted for under the equity method with profits and losses allocated proportionately among the partnership interests. At September 30, 1994, there were no outstanding commitments, lines of credit or other arrangements between the Bank and the partnership relating to these investments other than reflected below. Combined, condensed financial information for the partnerships and ADC arrangements is presented below:

                       STATEMENTS OF FINANCIAL CONDITION

                                                   September 30,
                                                       1994
                                                   -------------
ASSETS
------
 Land, buildings, construction in progress
  and other assets                                 $   49,567
                                                   =============

LIABILITIES AND PARTNERSHIP EQUITY
----------------------------------
  Notes payable to the Corporations                $    8,915
  Other liabilities                                    46,546
  Partnership (deficit) equity:
  -Corporations                                        (2,920)
  -Others                                              (2,974)
                                                   -------------
                                                   $   49,567
                                                   =============

                          STATEMENTS OF OPERATIONS/(1)/

                                                       Year Ended September 30,
                                                     ---------------------------
                                                         1994           1993
                                                     -----------    ------------
  Income                                             $    7,280     $    12,492
  Expenses                                               (7,360)        (13,669)
  Gain on sales of property                                  -            4,892
                                                     -----------    ------------
   Net income (loss)                                 $      (80)    $     3,715
                                                     ===========    ============

______________________________________________________________
/(1)/ There were no significant operations during fiscal 1995.

Prior to fiscal 1995, with respect to the ADC arrangement, the limited partnership classified the Bank's investment in the real estate project as a liability payable to the Bank rather than as equity.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 7 - ALLOWANCES FOR LOSSES:

Activity in the allowances for losses on loans receivable and real estate held for investment or sale is summarized as follows:

                                                          Real Estate
                                                            Held for
                                           Loans           Investment
                                         Receivable         or Sale
                                         -----------      -------------
Balance, September 30, 1992              $   78,818       $    109,044
 Provision for losses                        60,372             30,415
 Charge-offs                                (84,890)           (27,815)
 Recoveries                                  13,740                 -
                                         -----------      -------------
Balance, September 30, 1993                  68,040            111,644
 Provison for losses                         29,222             14,052
 Charge-offs                                (61,039)            (6,723)
 Recoveries                                  13,982                 -
                                         -----------      -------------
Balance, September 30, 1994                  50,205            118,973
 Provision for losses                        54,979             26,321
 Charge-offs                                (56,577)           (10,058)
 Recoveries                                  11,889                 -
                                         -----------      -------------
Balance, September 30, 1995              $   60,496       $    135,236
                                         ===========      =============

The allowances for losses at September 30, 1995 are based on management's estimates of the amount of allowances required to reflect the risks in the loan and real estate portfolios based on circumstances and conditions known at the time. As adjustments to the allowances become necessary, provisions for losses are reported in operations in the periods they are determined to be necessary.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 8 - NON-PERFORMING ASSETS:

Non-performing assets are composed of the following at September 30, 1995:

                                                         Non-accrual
                                                            Loans              Real Estate (1)          Total
                                                       ----------------       ---------------      --------------
Single-family residential                              $        8,593         $       3,532        $     12,125
Residential land, development and construction                     -                197,424             197,424
Office building                                                   194                    -                  194
Commercial land                                                    -                 18,278              18,278
                                                       ----------------       ---------------      --------------
 Total real estate assets                                       8,787               219,234             228,021
Credit card                                                    18,569                    -               18,569
Other                                                             595                    -                  595
                                                       ----------------       ---------------      --------------
 Total non-performing assets                           $       27,951         $     219,234        $    247,185
                                                       ================       ===============      ==============

Reserves for Losses
-------------------
 Real estate                                           $       10,880         $     135,236        $    146,116
 Credit card                                                   46,325                    -               46,325
  Other                                                         3,291                    -                3,291
                                                       ----------------       ---------------      --------------
   Total                                               $       60,496         $     135,236        $    195,732
                                                       ================       ===============      ==============
Reserves for Losses as a Percentage of
--------------------------------------
Non-Performing Assets (2)
------------------------
 Real estate                                                   123.82%                38.17%             40.25%
 Credit card                                                   249.47%                    -             249.47%
 Other                                                         553.11%                    -             553.11%
                                                       ----------------       ---------------      --------------
  Total                                                        216.44%                38.17%             51.21%
                                                       ================       ===============      ==============

--------------------------------------------------------------------------------
(1) Real estate acquired in settlement of loans is shown net of valuation allowances.
(2) The ratio of reserves for losses to non-performing assets is calculated before the deduction of such reserves.

Approximately 24.7% of the Bank's non-performing credit card loans are located in the Washington, D.C. metropolitan area. In general, the Bank's remaining non-performing assets are located in the Washington, D.C. metropolitan area, including approximately 58.4% located in Loudoun County, Virginia.

The ultimate collection or realization of the Bank's non-performing assets will be primarily dependent on the general economic conditions in the Washington, D.C. metropolitan area. Based upon current economic conditions and other factors, the Bank has provided loss allowances and initial write-downs for real estate acquired in settlement of loans. See Note 7. As circumstances change, it may be necessary to provide additional allowances based on new information.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                 (Dollars in thousands, except per share data)

NOTE 8 - NON-PERFORMING ASSETS (Continued):

At September 30, 1995 and 1994, the Bank had $17,344 and $29,141, respectively, of loans accounted for as troubled debt restructurings, all of which were included as performing loans. At September 30, 1995, the Bank had commitments to lend $1,079 of additional funds on loans which have been restructured.

The amount of interest income that would have been recorded if non-accrual assets and restructured loans had been current in accordance with their original terms was $7,234, $9,067 and $10,451 for the years ended September 30, 1995, 1994 and 1993, respectively. The amount of interest income that was recorded on these loans was $2,035, $2,742 and $3,007 for the years ended September 30, 1995, 1994 and 1993, respectively.

NOTE 9 - SIGNIFICANT SALES TRANSACTIONS:

The Bank periodically sells credit card receivables through asset-backed securitizations, in which credit card receivables are transferred to trusts, and the Bank sells certificates to investors representing ownership interests in the trusts. The Bank sold and received gross proceeds of $1,550,000, $1,350,000 and $350,000 for these asset-backed certificates during the years ended September 30, 1995, 1994 and 1993, respectively. No gains or losses were recorded on the transactions; however, excess servicing fees are recognized over the related lives of the transactions. Outstanding trust certificate balances related to these and previous securitizations were $3,226,316 and $1,953,792 at September 30, 1995 and 1994, respectively. The related receivable balances contained in the trusts were $3,776,893 and $2,330,930 at September 30, 1995 and 1994,
respectively. The Bank continues to service the underlying loans and is contingently liable under various credit enhancement facilities related to these transactions. See Note 23.

During fiscal 1995, the Bank sold amounts on deposit in certain spread accounts associated with certain outstanding credit card securitizations through an asset-backed securitization, in which amounts on deposit in such spread accounts were transferred to a trust, and the Bank sold certificates to investors representing ownership interests in the trust. The amount of the asset-backed certificates sold and gross proceeds received was $59,200. No gain or loss was recorded on the transaction. The outstanding trust certificate balance related to this securitization was $58,688 at September 30, 1995.

During fiscal 1994, the Bank sold credit card relationships with related outstanding receivable balances of $96,493. Gains of $16,934 were recorded in connection with this sale for the year ended September 30, 1994, and the Bank is no longer servicing these relationships. No such sales occurred during the years ended September 30, 1995 and 1993.

                            CHEVY CHASE BANK, F.S.B
                            -----------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 9 - SIGNIFICANT SALES TRANSACTIONS (Continued):

The Bank periodically sells home equity credit line receivables through asset-backed securitizations, in which home equity credit line receivables are transferred to trusts, and the Bank sells certificates to investors representing ownership interests in the trusts. The amount of asset-backed certificates sold and gross proceeds received was $150,455, $181,924 and $340,362, during the years ended September 30, 1995, 1994 and 1993, respectively. Gains recognized on these transactions were $7,606, $9,530 and $16,773, during the years ended September 30, 1995, 1994 and 1993, respectively, and the Bank continues to service the underlying loans. The outstanding trust certificate balances and the related receivable balances contained in the trusts were $455,791 and $464,668, respectively, at September 30, 1995. The outstanding trust certificate balances and the related balances contained in the trusts were $485,428 at September 30, 1994. The Bank is contingently liable under various credit enhancement facilities related to these transactions. See Note 23.

During the fiscal 1995, the Bank sold automobile loan receivables through an asset-backed securitization, in which automobile loan receivables were transferred to a trust, and the Bank sold certificates to investors representing ownership interests in the trust. The amount of asset-backed certificates sold and gross proceeds received was $252,235. The gain recognized on this transaction was $3,988, and the Bank continues to service the underlying loans. The outstanding trust certificate balances and the related receivable balances contained in the trust were $218,287 at September 30, 1995. The Bank is contingently liable under a credit enhancement facility related to this transactions. See Note 23.

NOTE 10 - PROPERTY AND EQUIPMENT:

Property and equipment is composed of the following:

                                    Estimated
                                      Useful                           September 30,
                                                                ----------------------------
                                      Lives                         1995           1994
                                    -----------                 -----------     ------------
  Land                                  -                       $    38,616     $    24,035
  Construction in progress              -                             6,446           1,532
  Buildings and improvements        10-45 years                      62,519          47,741
  Leasehold improvements            5-20 years                       56,674          43,618
  Furniture and equipment           5-10 years                      131,001         121,947
  Automobiles                       3-5 years                         1,801           1,366
                                                                -------------   -------------
                                                                    297,057         240,239

  Less:
   Accumulated depreciation and amortization                         122,384         101,965
                                                                -------------   -------------
    Total                                                       $    174,673    $    138,274
                                                                =============   =============

Depreciation expense amounted to $18,836, $18,278 and $14,531 for the years ended September 30, 1995, 1994 and 1993, respectively.

                           CHEVY CHASE BANK. F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 10 - PROPERTY AND EQUIPMENT (Continued):

During fiscal 1995, an office building previously classified as real estate held for investment was transferred to property and equipment as management plans to use a significant portion of the building to satisfy the Bank's current and anticipated need for additional office space. This asset had a book value of $24,469 at September 30, 1995.

NOTE 11 - LEASES:

The Corporations have noncancelable, long-term leases for office premises and retail space, which have a variety of terms expiring from 1996 to 2019 and ground leases which have terms expiring from 2029 to 2080. These leases are accounted for as operating leases. Some of the leases are subject to rent adjustments in the future based upon changes in the Consumer Price Index and some also contain renewal options. The following is a schedule by years of future minimum lease payments required at September 30, 1995:

           Year Ending
           September 30,
           -------------
              1996              $   14,772
              1997                  11,954
              1998                  10,020
              1999                   8,028
              2000                   6,763
              Thereafter            54,934
                                -----------
               Total            $  106,471
                                ===========

Rent expense totaled $11,228, $9,677 and $9,162 for the years ended September 30, 1995, 1994 and 1993, respectively.

                           CHEVY CHASE BANK. F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 12 - DEPOSIT ACCOUNTS:

An analysis of deposit accounts and the related weighted average effective interest rates at year-end are as follows:

                                                                  September 30,
                                              --------------------------------------------------------
                                                         1995                        1994
                                              --------------------------------------------------------
                                                                Weighted                     Weighted
                                                                Average                      Average
                                                  Amount          Rate          Amount          Rate
                                              --------------    ---------   -------------    ---------
  Demand accounts                             $     123,141          -      $     94,600           -
  NOW accounts                                      826,977       2.91%          823,627        2.95%
  Money market deposit accounts                     984,257       4.02%        1,104,730        3.84%
  Statement savings accounts                        872,366       3.48%        1,201,141        3.49%
  Other deposit accounts                             61,011       2.98%           57,696        2.99%
  Certificate accounts, less than $100            1,112,817       5.80%          657,134        4.13%
  Certificate accounts, $100 or more                178,683       5.99%           69,833        4.52%
                                              --------------                --------------
   Total                                       $  4,159,252       4.11%     $  4,008,761        3.51%
                                              ==============                ==============

Interest expense on deposit accounts is composed of the following:

                                                             Year Ended September 30,
                                              --------------------------------------------------------
                                                  1995                1994                  1993
                                              -------------      --------------         --------------
  NOW accounts                                $     23,692       $      23,147          $      18,523
  Money market deposit accounts                     42,420              37,305                 39,430
  Statement savings accounts                        33,394              39,147                 26,598
  Other deposit accounts                             1,731               1,573                  1,381
  Certificate accounts                              53,033              29,723                 41,813
                                              -------------      --------------         --------------
                                                   154,270             130,895                127,745
  Custodial accounts                                    29                  29                     47
                                              -------------      --------------         --------------
   Total                                      $    154,299       $     130,924          $     127,792
                                              =============      ==============         ==============

Outstanding certificate accounts at September 30, 1995 mature in the years indicated as follows:

        Year Ending
        September 30,
        -------------
            1996               $     885,430
            1997                     224,455
            1998                      66,429
            1999                      29,078
            2000                      86,108
                               ==============
             Total             $   1,291,500
                               ==============

                           CHEVY CHASE BANK. F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 12 - DEPOSIT ACCOUNTS: (Continued):

At September 30, 1995, certificate accounts of $100 or more have contractual maturities as indicated below:

    Three months or less                      $    75,571
    Over three months through six months           31,405
    Over six months through 12 months              36,596
    Over 12 months                                 35,111
                                              ------------
     Total                                    $   178,683
                                              ============

NOTE 13 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND OTHER SHORT-TERM
          BORROWINGS:

Short-term borrowings are summarized as follows:

                                                                             September 30,
                                                         ---------------------------------------------------
                                                              1995               1994            1993
                                                         ---------------------------------------------------
  Securities sold under repurchase agreements:
     Balance at year-end                                 $            -      $          -   $         83,151
     Average amount outstanding during the year                  159,044           103,299           265,176
     Maximum amount outstanding at any month-end                 353,615           202,256           478,534
     Amount maturing within 30 days                                   -                 -             83,151
     Weighted average interest rate during the year                6.02%             3.78%             3.28%
     Weighted average interest rate on year-end balances
      balances                                                        -                 -              3.23%

  Other short-term borrowings
     Balances at year-end                                $        10,435     $       8,907  $          5,115
     Average amount outstanding during the year                   20,451            13,336             2,212
     Maximum amount outstanding at any month-end                  53,242            51,992             5,115
     Amount maturing within 30 days                               10,435             8,907             5,115
     Weighted average interest rate during the year                5.59%             3.42%             2.77%
     Weighted average interest rate on year-end balances
      balances                                                     5.70%             4.87%             3.71%

The investment and mortgage-backed securities underlying the repurchase agreements were delivered to the dealers who arranged the transactions. The dealers may have loaned such securities to other parties in the normal course of their operations and agreed to resell to the Bank the identical securities at the maturities of the agreements.

At September 30, 1995, the Bank had pledged mortgage-backed securities with a book value of $18,849 to secure certain other short-term borrowings.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 14 - BONDS PAYABLE:

At September 30, 1994, bonds payable represented bonds (term and serial) issued through a local housing finance agency secured by land and two residential apartment buildings having an aggregate net book value of $25,659. The assets securing these bonds were included in real estate held for investment or sale. During fiscal 1995, the Bank sold the apartment buildings. See Note 6. In connection with the sale, the bonds were assumed by the purchaser.

The term bonds amounting to $23,725 at September 30, 1994 bore interest at 9.7%. The serial bonds amounting to $305 at September 30, 1994 bore interest at 9.3%.

Deferred debt issuance costs, net of accumulated amortization, amounted to $504 at September 30, 1994 and were included in other assets in the Consolidated Statements of Financial Condition. These amounts were amortized using the level-yield method over the life of the related debt. In connection with the sale discussed above, the remaining unamortized amounts became a component of the gain on sale during fiscal 1995.

At September 30, 1994, $2,955 of bond proceeds were held in a restricted cash account by the trustee for the purpose of paying principal and interest on the bonds in the event that the Corporation were unable to fund payments. This amount was included in interest-bearing deposits in the Consolidated Statements of Financial Condition. In connection with the sale discussed above, the proceeds were released from the restrictions during fiscal 1995.

NOTE 15 - NOTES PAYABLE

Notes payable bear interest at rates ranging from 8.9% to 13.0% and are due in varying installments through 2004.

Scheduled repayments of notes payable at September 30, 1995 are as follows:

          Year Ending
         September 30,
         -------------
              1996            $    236
              1997                 260
              1998                 286
              1999                 314
              2000                 346
               Thereafter        6,072
                              ---------
                Total         $  7,514
                              =========

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                      September 30, 1995, 1994, and 1993
                      ----------------------------------
                 (Dollars in thousands, except per share data)


NOTE 16 - FEDERAL HOME LOAN BANK ADVANCES:

At September 30, 1995, the advances from the Federal Home Loan Bank of Atlanta totaled $155,052. Of the total advances at September 30, 1995, (a) $50,000 have a current interest rate of 6.75%, reprice daily and mature in October 1995, and
(b) $100,000 have a current interest rate of 5.77%, adjust quarterly based on the three-month London Interbank Offered Rate ("LIBOR") and mature in August 1996. The weighted average interest rate on the remaining $5,052 is 7.51% which is fixed for the term of the advances and matures over varying periods ending between December 1996 and September 2000.

Under a Specific Collateral Agreement with the FHLB, advances are secured by all of the Bank's stock, qualifying first mortgage loans with a total principal balance of $309,656 and mortgage-backed securities with a book value of $138,603. The FHLB requires that members maintain qualifying collateral at least equal to 100% of the member's outstanding advances at all times. The collateral held by the FHLB in excess of the September 30, 1995 advances is available to secure additional advances from the FHLB, subject to its collateralization guidelines.

NOTE 17 - CAPITAL NOTES - SUBORDINATED:

Capital notes, which are subordinated to the interest of deposit account holders, are composed of the following:

                                        September 30,     Interest
                                   ---------------------
                                     1995       1994        Rate
                                   ---------- ---------- --------------
Private placement:
   BACOB Bank, a.c,
    due 1996                       $  10,000  $  10,000  LIBOR + 3.0%

Public placement:
Subordinated debentures due 2005     150,000    150,000       91/4%
                                   ---------- ----------
Total                              $ 160,000  $ 160,000
                                   ========== ==========

On November 23, 1993, the Bank sold $150.0 million 9 1/4% Subordinated Debentures due 2005 (the "Debentures"). The Bank received net proceeds of $143,603 from the sale of the Debentures, of which approximately $134,200 was used to redeem $78,500 of debentures due in 2002 and $50,000 of debentures due 2003 on December 23, 1993 and December 24, 1993, respectively. The remaining net proceeds were used for general corporate purposes. The Bank incurred a loss of $6,333, after related income taxes, in connection with the redemption of these debentures. The OTS approved the inclusion of the principal amount of the Debentures in the Bank's supplementary capital for regulatory capital purposes.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 17 - CAPITAL NOTES - SUBORDINATED (Continued):

The indenture pursuant to which the Debentures were sold ("the Indenture") provides that the Bank may not pay dividends on its capital stock unless, after giving effect to the dividend, no event of default shall have occurred and be continuing and the Bank is in compliance with its regulatory capital requirements. In addition, the amount of the proposed dividend may not exceed the sum of (i) $15,000, (ii) 66 2/3% of the Bank's consolidated net income (as defined in the Indenture) accrued on a cumulative basis commencing on October 1, 1993 and (iii) the aggregate net cash proceeds received by the Bank after October 1, 1993 from the sale of qualified capital stock or certain debt securities, minus the aggregate amount of any restricted payments made by the Bank. Notwithstanding the above restrictions on dividends, provide no event of default has occurred or is continuing, the Indenture does not restrict the payment of dividends on the Preferred Stock or any payment-in-kind preferred stock issued in lieu of cash dividends on the Preferred Stock or the redemption of any such payment-in-kind preferred stock.

Deferred debt issuance costs, net of accumulated amortization, amounted to $5,898 and $6,223 at September 30, 1995 and 1994, respectively, and are included in other assets in the Consolidated Statements of Financial Condition.

NOTE 18 - PREFERRED STOCK:

In April 1993, the Bank sold $75,000 of its Noncumulative Perpetual Preferred Stock, Series A ("Preferred Stock") in a private offering. Cash dividends on the Preferred Stock are payable quarterly in arrears at an annual rate of 13%. If the Board of Directors does not declare the full amount of the noncumulative cash dividend accrued in respect of any quarterly dividend period, in lieu thereof the Board of Directors will be required to declare (subject to regulatory and other restrictions) a stock dividend in the form of a new series of payment-in-kind preferred stock of the Bank.

The OTS has approved the inclusion of the Preferred Stock as tier 1 or core capital and has approved the payment of dividends on the Preferred Stock, provided certain conditions are met. The Preferred Stock is not redeemable until May 1, 2003 and is redeemable thereafter at the option of the Bank. The holders of the Preferred Stock have no voting rights, except in certain limited circumstances.

Holders of the Preferred Stock will be entitled to receive a liquidating distribution in the amount of $25 per share, plus accrued and unpaid dividends for the then-current dividend period in the event of any voluntary liquidation of the Bank, after payment of the deposit accounts and other liabilities of the Bank, and out of the assets available for distribution to shareholders. The Preferred Stock ranks superior and prior to the issued and outstanding common stock of the Bank with respect to dividend and liquidation rights.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 19 - RETIREMENT PLAN:

The Bank participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. The Plan, which can be modified or discontinued at any time, requires participating employees to contribute 2.0% of their compensation. Corporate contributions, at the discretionary amount of three times the employee contribution, were $3,920, $3,507 and $3,081 for the years ended September 30, 1995, 1994 and 1993, respectively. There are no part service costs associated with the Plan and the Bank has no liability under the Plan other than its current contributions. The Plan owns 4.0% of the Bank's common stock.

NOTE 20 - INCOME TAXES:

As discussed in Note 1, the Bank adopted SFAS 109 effective October 1, 1993. For fiscal 1993, the Bank accounted for income taxes in accordance with APB 11. The provision for income taxes for the years ended September 30, 1995, 1994 and 1993, consists of the following:

                                                            Year Ended September 30,
                                                         -------------------------------
                                                           1995       1994       1993
                                                         ---------  ---------  ---------
Current provision (benefit):
   Federal                                               $  25,661  $  17,141  $  14,189
   State                                                    (4,761)     4,391      3,625
                                                         ---------  ---------  ---------
                                                            20,900     21,532     17,814
                                                         ---------  ---------  ---------
Deferred provision (benefit)
  Federal                                                   (3,046)     1,348      8,795
  State                                                       (524)      (486)        (6)
                                                         ---------  ---------  ---------
                                                            (3,570)       862      8,789
                                                         ---------  ---------  ---------
  Provisions for income taxes                               17,330     22,394     26,603

Tax effect of other items:
   Cumulative effect of adoption of SFAS 109                   -       (5,103)        -
   Extraordinary item                                          -       (4,143)        -
   Tax effect of net unrealized holding gains (losses)
    reported in stockholders' equity                         7,207     (9,243)        -
                                                      ------------  ---------  ---------
      Total                                           $     24,537  $   3,905  $  26,603
                                                      ============  =========  =========

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 20 - INCOME TAXES (Continued):

The Bank's effective income tax rate varies from the statutory Federal income tax rate as a result of the following factors:

                                                            Year Ended September 30,
                                                       ---------------------------------
                                                         1995       1994        1993
                                                       ---------- ---------- -----------
 Computed tax at statutory Federal income tax rate     $  19,129  $  18,432  $   22,238
 Increase (decrease) in taxes resulting from:
  Goodwill and other purchase accounting
   adjustments                                             1,465      1,494       1,915
  State franchise tax effect                              (3,451)     2,540       2,359
   Other                                                     187        (72)         91
                                                       ---------- ---------- -----------
    Total                                              $  17,330  $  22,394  $   26,603
                                                       ========== ========== ===========

On August 10, 1993, Congress passed the Tax Revenue Reconciliation Act of 1993, retroactively increasing the Federal corporate income tax rate from 34% to 35% effective January 1, 1993. As a result, the Bank's Federal corporate income tax rate for the years ended September 30, 1995, 1994 and 1993 was 35.00%, 35.00% and 34.75%, respectively.

The net deferred tax asset is composed of the following:

                                                        September 30,
                                                  --------------------------
                                                      1995          1994
                                                  ------------  ------------
  Deferred tax assets:
   Provision for losses in excess of deductions   $  65,072     $  54,903
   Deferred loan fees                                    -          3,309
   Real estate mortgage investment conduit              675         3,655
   State net operating losses                           725         1,333
   Unrealized losses on real estate owned             2,744            -
   Other                                              2,600         1,210
                                                  ----------    ----------
    Gross deferred tax assets                        71,816        64,410
                                                  ----------    ----------

  Deferred tax liabilities:
   Net unrealized holding gains                       8,833        10,324
   Deferred loan fees                                 4,691            -
   Depreciation                                       8,970         7,639
   FHLB stock dividends                               5,376         5,658
   Other                                              1,946         2,359
                                                  ----------    ----------
    Gross deferred tax liabilities                   29,816        25,980
                                                  ----------    ----------
    Net deferred tax asset                        $  42,000     $  38,430
                                                  ==========    ==========

                           CHEVY CHASE BANK. F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 20 - INCOME TAXES (Continued):

The net deferred tax asset, along with current taxes payable, is included in other assets in the Consolidated Statements of Financial Condition. The components are as follows:

                                                           September 30,
                                                       -------------------------
                                                           1995         1994
                                                       -----------   -----------
Current taxes payable                                  $  (18,609)   $  (10,129)
Net deferred tax assets                                    42,000        38,430
                                                       -----------   -----------
  Total                                                $   23,391    $   28,301
                                                       ===========   ===========

Under APB 11, the following represents the tax effects of timing differences resulting in a deferred income tax provision:

                                                       Year Ended
                                                     September 30,
                                                         1993
                                                    --------------
Provisions for losses in excess of deductions       $   14,437
Depreciation                                            (2,864)
Deferred loan fees                                        (938)
Valuation allowances                                        19
Real estate mortgage investment conduit                 (1,454)
State taxes                                               (211)
State net operating losses                              (1,577)
Other                                                    1,377
                                                    --------------
  Total                                             $    8,789
                                                    ==============

NOTE 21 - REGULATORY MATTERS:

Under the Financial Institution Reforms, Recovery and Enforcement Act of 1989 ("FIRREA"), the Bank's regulatory capital requirements at September 30, 1995 were a 1.5% tangible capital requirement, a 3.0% core capital requirement and an 8.0% total risk-based capital requirement. Under the OTS "prompt corrective action" regulations, the Bank must maintain minimum leverage, tier 1 risk-based and total risk-based capital ratios of 4.0%, 4.0% and 8.0%, respectively, to meet the ratios established for "adequately capitalized" institutions. At September 30, 1995, the Bank was in compliance with its tangible, core and total risk-based regulatory capital requirements. In addition, on the basis of its balance sheet at September 30, 1995, the Bank met the FIRREA-mandated fully phased-in capital requirements and, on a fully phased-in basis, met the capital standards established for "well capitalized" institutions under the "prompt corrective action" regulations. The information below is based upon the Bank's understanding of the applicable FIRREA and "prompt corrective action" regulations and related interpretations.

                           CHEVY CHASE BANK F.S.B.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      September 30, 1995, 1994,and 1993
                 (Dollars in thousands, except per share data)

NOTE 21 - REGULATORY MATTERS (CONTINUED):

                                                                              MINIMUM                           EXCESS
                                                ACTUAL                   CAPITAL REQUIREMENTS                   CAPITAL
                                     ------------------------------  -----------------------------  ------------------------------
                                                        As a % of                      As a % of                        As a % of
                                          Amount        Assets/4/       Amount          Assets           Amount           Assets
                                     ---------------  -------------  --------------  -------------  -----------------   ----------
Capital per financial statements     $      328,544
 Net unrealized holding losses/(1)/           3,112
                                     ---------------
Adjusted capital                            331,656
Adjustments for tangible and
 core capital:
 Intangible assets                          (45,697)
 Non-includable subsidiaries/(2)/            (2,122)
 Non-qualifying purchases/
  originated loan servicing                  (1,493)
                                     ---------------
Total tangible capital                      282,344          5.77%   $     73,438          1.50%    $        208,906        4.27%
                                     ---------------  =============  ==============  ============   =================   ==========
 Supervisory goodwill/(3)/                        -
                                     ---------------  =============  ==============  ============   =================   ==========
Total core capital/(4)/                     282,344          5.77%   $    195,835          4.00%    $         86,509        1.77%
                                     ---------------  =============  ==============  ============   =================   ==========

Tier 1 risk-based capital/(4)/              282,344          6.65%   $    169,873          4.00%    $        112,471        2.65%
                                     ---------------  =============  ==============  ============   =================   ==========
Adjustments for risk-based
 capital:
 Subordinated capital debentures            151,400
 Allowances for general loan losses          53,264
                                     ---------------
  Total supplementary capital               204,664
                                     ---------------
  Excess allowances for loan losses            (176)
                                     ---------------
  Adjusted supplementary capital            204,488
                                     ---------------
  Total available capital                   486,832
  Equity investments/(2)/                   (25,702)
                                     ---------------
Total risk-based capital/(4)/        $      461,130         11.63%   $    339,746          8.00%    $        121,384        3.63%
                                     ===============  =============  ==============  ============   =================   ==========

________________________________________________________________________________
/1/ Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.

/2/ Reflects an aggregate offset of $3,695 representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.

/3/ Effective January 1, 1995, the amount of supervisory goodwill includable as core capital under OTS regulations, decreased from 0.375% to 0% of tangible assets.

/4/ Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.

At September 30, 1995, the Bank had $3,859 in loans to and investments in subsidiaries engaged in activities impermissible for national banks ("non-includable subsidiaries") which are required to be phased-out from all three capital requirements according to the following schedule (which reflects OTS approval of the Bank's use of a delayed phase-in period pursuant to legislation enacted in October 1992): 60% beginning July 1, 1995, and 100% beginning July 1, 1996. At September 30, 1995, the Bank also had two equity investments with an aggregate balance, after subsequent valuation allowances, of $29,204 which were full phased-out from total risk-based capital.

                           CHEVY CHASE, BANK, F.S.B.
                           -------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 21 - REGULATORY MATTERS (CONTINUED):

As of September 30, 1995, the Bank had $45,697 in supervisory goodwill, all of which was excluded from core capital pursuant to statutory provisions.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. Accordingly, if the Bank is unable to dispose of any REO property (through bulk sales or otherwise) prior to the end of its applicable five-year holding period and is unable to obtain an extension of such five-year holding period from the OTS, the Bank could be required to deduct the then-current book value of such REO property from total risk-based capital. In September 1995, the Bank received from the OTS a one-year extension of the five-year holding period for certain of its REO properties. The following table sets forth the Bank's REO at September 30, 1995, after valuation allowances of $135,043, by the fiscal year in which the property was acquired through foreclosure.

     Fiscal Year          (In thousands)
     -----------          --------------
         1990             $  89,070 (1)(2)
         1991                90,207 (2)
         1992                15,080
         1993                 4,809
         1994                 8,389
         1995                11,679
                         ----------
            Total REO    $  219,234
                         ==========

____________________________________
/(1)/ Includes REO with an aggregate net book value of $29,204, which the Bank treats as equity investments for regulatory capital purposes.
/(2)/ Includes REO, with an aggregate net book value of $153,457, for which the Bank received an extension of the five-year holding period through September 29, 1996.

Under the OTS "prompt corrective action" regulations, an institution is categorized as "well capitalized" if it has a leverage ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%. The Bank's regulatory capital ratios exceeded the requirements for a "well capitalized" institution at September 30, 1995. Additionally, on a fully phased-in basis at September 30, 1995, the Bank's regulatory capital ratios would exceed the ratios established for "well capitalized" institutions.

The Bank is subject to a written agreement with the OTS dated September 30, 1991. The agreement, which was amended on October 29, 1993, addresses, among other things, transactions with affiliates, reductions of real estate acquired in settlements of loans and asset quality. Specifically, the Bank agreed that, without receiving the prior approval of the OTS, it would not increase its investment in certain real estate projects beyond specified levels. In addition, the Bank must provide the OTS with 15 days notice prior to selling certain significant business assets.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 21 - REGULATORY MATTERS (Continued):

In November 1995, Congress passed and presented to President Clinton, the Balanced Budget Act of 1995 (the "Budget Act") which could, among other things, capitalize the Savings Association Insurance Fund ("SAIF") and either reduce or eliminate the anticipated disparity between Bank Insurance Fund ("BIF") and SAIF insurance premiums. Under the Budget Act: (i) thrift institutions would pay a one-time assessment estimated to be up to 85 basis points on their SAIF-insured deposits to increase the SAIF's reserve ratio to 1.25%; and (ii) effective January 1, 1996, the assessment base for interest payments on Financing Corporation bonds, which were issued in the late 1980s to resolve troubled thrifts, would be expanded to cover all of FDIC-insured institutions, including members of both the BIF and SAIF. If the legislation is enacted in its current form, the Bank would be required to pay a one-time assessment of up to $35 million in the first quarter of calendar year 1996; however,the Bank's semi-annual risk-based deposit insurance premiums should be reduced in future years.

NOTE 22 - TRANSACTIONS WITH RELATED PARTIES:

   Loans Receivable:

   From time to time, in the normal course of business, the Bank may make loans to executive officers and directors, their immediate family members or companies with which they are affiliated. These loans are on substantially the same terms as similar loans with unrelated parties. An analysis of activity with respect to these loans for the year ended September 30, 1995 is as follows:

     Balance, September 30, 1994       $   4,702
      Additions                            1,553
      Reductions                          (2,350)
                                       ---------
     Balance, September 30, 1995       $   3,905
                                       =========

Services:

B.F. Saul Company, which is a shareholder of the Trust, and its subsidiaries provide certain services to the Bank. These services include property management, cafeteria management, insurance brokerage and leasing. Fees for these services were $460, $548 and $630 for the years ended September 30, 1995, 1994 and 1993, respectively.

The law firm in which one director of the Bank is a partner received $2,756, $2,430 and $2,704 for legal services rendered to the Bank during the years ended September 30, 1995, 1994 and 1993, respectively.

For the years ended September 30, 1995, 1994 and 1993, one of the directors of the Bank was paid $30, $30 and $28, respectively, for consulting services rendered to the Bank. Another director of the Bank was paid total fees of $75 and $50 for the years ended September 30, 1995 and 1994, respectively, for consulting services.

                            CHEVY CHASE BANK F.S.B.
                            -----------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)


NOTE 22 - TRANSACTIONS WITH RELATED PARTIES (Continued):

     Services (Continued):

     A former director of the Bank and his wife are entitled to $125 per year in supplemental retirement benefits under an agreement entered into by the Bank in 1990 in connection with the director's former employment as a Vice Chairman of the Bank. The director also received compensation under an agreement for ongoing services provided to the Bank. Amounts paid to the director under these agreements totaled $165, $167 and $165 in fiscal 1995, 1994 and 1993, respectively.

     Tax Sharing Agreement:

     The Bank and the other companies in the Trust's affiliated group are parties to a tax sharing agreement dated June 28, 1990 (the "Tax Sharing Agreement"). The Tax Sharing Agreement provides for payments to be made by members of the Trust's affiliated group to the Trust based on their separate company tax liabilities. The Tax Sharing Agreement also provides that, to the extent net operating losses or tax credits of a particular member are used to reduce the overall tax liability of the Trust's affiliated group that have taxable income in an amount equal to such tax reduction. The Bank paid $20,500, $9,585 and $5,000 to the Trust during fiscal 1995, 1994 and 1993, respectively, under the Tax Sharing Agreement. OTS approval of the tax sharing payments during fiscal 1995, 1994 and 1993 was conditioned on a pledge by the Trust of certain assets to secure certain of its obligations under the Tax Sharing Agreement. Under the terms of the Bank's written agreement with the OTS dated September 30, 1991, as amended, the Bank has agreed not to make any tax sharing payments to the Trust unless such payments are approved by the OTS. However, the Bank continues to account for income taxes in accordance with the Tax Sharing Agreement. At September 30, 1995 and 1994, the estimated tax sharing payment payable to the Trust by the Bank was $17,700 and $12,015, respectively.

     Other:

     The Bank paid $4,210, $3,899 and $3,476 for office space leased from or managed by companies affiliated with the Bank or its directors during the years ended September 30, 1995, 1994 and 1993, respectively.

     The Trust, the B.F. Saul Company and Chevy Chase Lake Corporation ("Lake"), an affiliate of the Bank, from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $26,577 at September 30, 1995. The Bank paid interest on the accounts amounting to $1,125 in fiscal 1995.

     During fiscal 1995, the Bank purchased land and building plans from Lake for $1,332 for the purpose of constructing a building to house some of the Bank's operations.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 22 - TRANSACTIONS WITH RELATED PARTIES (Continued):

 Other (Continued):

 During fiscal 1994, the Bank sold 12.70 acres of retail land to Saul Holdings, L.P., at an amount equal to its net carrying value.

 The Bank owned approximately 45% of Avenel Associates Limited Partnership ("Avenel"), which owned a commercial property. The general partner in the partnership was a subsidiary of the B.F. Saul Company. In August 1993, Avenel sold this property and the Bank sold two real estate properties to Saul Holdings, L.P., a newly formed partnership in which the Trust, other affiliated entities of the Trust and public shareholders, directly and indirectly, own partnership interests. These assets were sold at amounts that exceeded their net carrying values. During fiscal 1994, upon payment of a final distribution to its partners, Avenel was dissolved.

NOTES 23 - FINANCIAL INSTRUMENTS:

The Bank in the normal course of business, is a party to financial instruments with off-balance-sheet risk and other derivative financial instruments to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit at both fixed and variable rates, letters of credit, interest-rate cap agreements and assets sold with limited recourse. All such financial instruments are held or issued for purposes other than trading.

These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the Consolidated Statement of Financial Condition.

The contract or notional amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank is also a party to derivative financial instruments that do not have off-balance-sheet risk (e.g. interest-rate cap agreements).

 Commitments to Extend Credit:

 The Bank had $11,662,040 of commitments to extend credit at September 30, 1995. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. These commitments are subject to the Bank's normal underwriting and credit evaluation policies and procedures.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       SEPTEMBER 30, 1995, 1994 AND 1993
                       ---------------------------------
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 23 - FINANCIAL INSTRUMENTS (Continued):

  Commitments to Extend Credit (Continued):

  Loans approved but not closed are commitments for fixed or adjustable-rate residential loans which are secured by real estate. The Bank currently requires borrowers to obtain private mortgage insurance on all loans where the loan-to-value ratio exceeds 80%.

  Forward Commitments:

  To manage the potentially adverse impact of interest rate movements on the fixed-rate mortgage loan pipeline, the Bank hedges its pipeline by entering into whole loans and mortgage-backed security forward sale commitments. Forward sale commitments are used to sell specific financial instruments (whole loans or mortgage-backed securities) at a future date for a specified price. Forward sale commitments generally settle within 90 days. Gains and losses are deferred and recorded as a component of the gain on sales of loans at the time the forward sale commitment matures. At September 30, 1995, the Bank had whole loans and mortgage-backed security forward sale commitments of $8,950 and $87,565, respectively. In addition, at September 30, 1995, the Bank had $9,370 in mortgage-backed security forward purchase commitments related to its hedging activities.

  Letters Of Credits:

  Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At September 30, 1995, the Bank had written letters of credit in the amount of $38,604, which were issued to guarantee the performance of and irrevocably assure payment by customers under construction projects.

  Of the total $21,670 will expire in fiscal 1996 and the remainder will expire over time though fiscal 1999. The credit rink involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. Investment and mortgage-backed securities with a book value of $10,866 were pledged as collateral for certain of these letters of credit at September 30, 1995.

  Resource Arrangements:

  The Bank is obligated under various recourse provisions (primarily related to credit losses) related to the securitization and sale of credit card receivables, home equity credit line receivables, automobile loan receivables and amounts on deposit in certain spread accounts through the asset-backed securitization described in Note 9. At September 30, 1995 and 1994, the primary recourse to the Bank was $93,059 and $65,907, respectively. As a result of these recourse provisions the Bank maintained restricted cash accounts amounting to $98,420 and $71,251, at September 30, 1995 and 1994, respectively, which are included in other assets in the Consolidated Statements of Financial Condition.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 23 - FINANCIAL INSTRUMENTS (Continued):

     Recourse Arrangements (Continued):

     The Bank is obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates and mortgage-backed securities issued to the Bank by FHLMC and FNMA. At September 30, 1995, recourse to the Bank under these arrangements was $4,364. As security for the payment of funds due under certain of the FHLMC recourse obligations, the Bank is required to post collateral. At September 30, 1995, mortgage-backed securities pledged as collateral under these obligations had a book value of $5,102.

     Interest Rate Cap Agreements:

     Interest rate cap agreements are used to limit the Bank's exposure to rising short-term interest rates related to certain of its asset-backed securitizations. At September 30, 1995, the Bank was a party to nine interest rate cap agreements with an aggregate notional amount of $600,000 with maturity dates ranging from June 30, 1996 through June 30, 1999. The interest rate cap agreements entitle the Bank to receive compensatory payments from the cap provider, which is a AAA-rated (by Standard & Poor's) counterparty, equal to the product of (a) the amount by which the one-month LIBOR exceeds 7.00% and (b) the then outstanding notional principal amount for a predetermined period of time. The Bank has no obligation to make payments to the provider of the cap or any other party. The Bank is exposed to credit losses in the event of nonperformance by the counterparty, but does not expect the counterparty to fail to meet its obligation given its credit rating.

     Concentrations of Credit:

     The Bank's principal real estate lending market is the metropolitan Washington, D.C. area. In addition, approximately 17.6% of the Bank's outstanding credit card loans at September 30, 1995 were generated by cardholders residing in the metropolitan Washington, D.C. area. Service industries and Federal, state and local governments employ a significant portion of the Washington, D.C. area labor force. Adverse changes in economic conditions could have a direct impact on the timing and amount of payments by borrowers.

                           CHEVY CHASE BANK. F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                      September 30, 1995, 1994 and 1993
                      ---------------------------------
                (Dollars in thousands, except per share data)


NOTE 24 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

The majority of the Bank's assets and liabilities are financial instruments; however, certain of these financial instruments lack an available trading market. Significant estimates, assumptions and present value calculations were therefore used for the purposes of the following disclosure, resulting in a great degree of subjectivity inherent in the indicated fair value amounts. Comparability among financial institutions may be difficult due to the wide range of permitted valuation techniques and the numerous estimates and assumptions which must be made. The estimated fair values of the Bank's financial instruments at September 30, 1995 and 1994 are as follows:



                                                            September 30, 1995              September 30, 1994
                                                       ---------------------------     ----------------------------
                                                          Carrying         Fair            Carrying         Fair
                                                           Amount         Value             Amount          Value
                                                       -------------   -----------     ----------------  ----------
Financial assets:
  Cash, due from banks,
  interest-bearing deposits, Federal
  funds sold and securities purchased
  under agreements to resell                            $  359,282      $  359,282      $  372,097    $  372,097
 Loans held for sale                                        68,697          68,729          33,598        33,771
 Loans held for securitization and sale                    500,000         500,000         115,000       115,000
 Investment securities                                       4,370           4,371           4,364         4,364
 Mortgage-backed securities                                880,208         879,720       1,025,525     1,025,525
 Loans receivable, net of reserve                        2,327,286       2,351,729       2,357,721     2,334,515
 Interest rate cap agreements                                9,986           3,255             --            --
 Other financial assets                                    298,077         299,561         236,934       238,417

Financial liabilities:
 Deposit accounts with
  no stated maturities                                   2,867,752       2,867,752       3,281,794     3,281,794
Deposit accounts with
 stated maturities                                       1,291,500       1,295,816         726,967       734,547
Securities sold under
 repurchase agreements and other
 short-term borrowings, bonds payable,
 notes payable and Federal Home Loan
 Bank advances                                             173,001         173,813         140,162/(1)/  142,027
Capital notes-subordinated                                 154,102/(1)/    159,250         153,777/(1)/  146,500
Other financial liabilities                                 80,149          80,149          72,111        72,111

________________________________________________________________________________
/(1)/ Net of deferred debt issuance costs which are included in other assets in the Consolidated Statements of Financial Condition.
                                     F-45

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       SEPTEMBER 30, 1995, 1994 AND 1993
                       ---------------------------------
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 24 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The following methods and assumptions were used to estimate the fair value amounts at September 30, 1995 and 1994:

CASH DUE FROM BANKS, INTEREST-BEARING DEPOSITS AND FEDERAL FUNDS SOLD: Carrying amount approximates fair value.

LOANS HELD FOR SALE: Fair value is determined using quoted prices for loans, or securities backed by loans with similar characteristics, or outstanding commitment prices from investors.

LOANS HELD FOR SECURITIZATION SALE: The carrying value of loans held for securitization and sale approximates fair value because such receivables are sold at face value.

INVESTMENT SECURITIES: Fair value is based on quoted market prices.

MORTGAGE-BACKED SECURITIES: Fair value is based on quoted market prices, dealer quotes or estimates using dealer quoted market prices for similar securities.

LOANS RECEIVABLE, NET OF RESERVE: Fair value of certain homogeneous groups of loans (e.g., single-family residential, automobile loans, home improvement loans and fixed-rate commercial and multifamily loans) is estimated using discounted cash flow analyses based on contractual repayment schedules. The discount rates used in these analyses are based on either the interest rates paid on U.S. Treasury securities of comparable maturities adjusted for credit risk and non-interest operating costs, of the interest rates currently offered by the Bank for loans with similar terms to borrowers of similar credit quality. For loans which reprice frequently at market rates (e.g., home equity, variable-rate commercial and multifamily, real estate construction and ground loans), the carrying amount approximates fair value. Because credit card receivables are generally sold at face value through the Bank's securitization program, such face value is used as the estimated fair value of these receivables. The fair value of the Bank's loan portfolio as presented above does not include the value of established credit card and home equity credit line customer relationships, or the value relating to estimated cash flows from future receivables and the associated fees generated from existing customers.

INTEREST RATE CAP AGREEMENTS: FAIR VALUE IS BASED ON DEALER QUOTES

OTHER FINANCIAL ASSETS: The carrying amount of Federal Home Loan Bank stock, accrued interest receivable, excess servicing assets, interest-bearing deposits maintained pursuant to various asset securitizations and other short-term receivable approximates fair value. The fair value of one of the Bank's investments is based on quoted market prices.

DEPOSIT ACCOUNTS WITH NO STATED MATURITIES: Deposit liabilities payable on demand, consisting of NOW accounts, money market deposits, statement savings and other deposit accounts, are assumed to have an estimated fair value equal to carrying value. The indicated fair value does not consider the value of the Bank's established deposit customer relationships.

                            CHEVY CHASE BANK, F.S.B
                            -----------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                       September 30, 1995, 1994 and 1993
                       ---------------------------------
                 (Dollars in thousands, except per share data)

NOTE 24 - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued):

Deposit accounts with stated maturities: Fair value of fixed-rate certificates of deposit is estimated based on discounted cash flow analyses using the remaining maturity of the underlying accounts and interest rates currently offered on certificates of deposit with similar maturities.

Borrowings: These instruments consist of securities sold under repurchase agreements and other short-term borrowings, bonds payable, notes payable and Federal Home Loan Bank advances. For borrowings which either reprice frequently to market interest rates or are short-term in duration, the carrying amount approximates fair value. Fair value of the remaining amounts borrowed is estimated based on discounted cash flow analyses using interest rates currently charged by the lender for comparable borrowings with similar remaining maturities.

Capital notes-subordinated: Fair value of the Debentures is based on quoted market prices. The carrying amount of the $10,000 private placement capital note approximates fair value.

Other financial liabilities: The carrying amount of custodial accounts, amounts due to banks, accrued interest payable and other short-term payables approximates fair value.

Off-balance sheet instruments: The difference between the original fees charged by the Bank for commitments to extend credit and letters of credit and the current fees charged to enter into similar agreements is immaterial. Fair value of forward commitments is based on the estimated amount that the Bank would pay to terminate the arrangements at the reporting date, taking into account the remaining terms of the arrangements and the counterparties' credit standing where applicable, which is immaterial.

NOTE 25 - LITIGATION:

During the normal course of business, the Bank is involved in certain litigation, including litigation arising out of the collection of loans, the enforcement or defense of the priority of its security interests, the continued development and marketing of certain of its real estate properties and certain employment claims. Although the amounts claimed in some of these suits in which the Bank is a defendant are material, the Bank denies liability and, in the opinion of management, litigation which is currently pending will not have a material impact on the financial condition of future operations of the Bank.

NOTE 26 - SUBSEQUENT EVENTS:

On November 13, 1995, the Bank sold approximately 2,000 residential lots in its Planned Unit Developments at an amount that approximated its net carrying value. The impact of the transaction was to reduce real estate held for sale, net of allowance for losses, by approximately $49,200.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                   PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     The following table sets forth certain information with respect to each director of Chevy Chase as of November 30, 1995.

                                                Director  Position(s) Held
     Name                                  Age  Since     with Chevy Chase
     ----                                  ---  --------  ----------------
     B. Francis Saul II (1)(2)(7)           63  1969      Chairman of the Board
                                                          and Chief Executive
                                                          Officer

     Alexander R. M. Boyle (1)(5)           58  1985      Vice Chairman of the
                                                          Board

     Vincent C. Burke, Jr. (3)(5)           73  1989      Director

     Donald G. Conrad (6)                   65  1988      Director

     Gavin Malloy Farr (5)                  52  1970      Director

     Gilbert M. Grosvenor (4)(7)            64  1988      Director

     Penne Percy Korth (4)(7)               53  1994      Director

     LaSalle D. Leffall (4)(6)              65  1994      Director

     William F. McSweeny (3)(4)(7)          66  1985      Director

     Garland P. Moore, Jr. (1)(2)(3)(6)     63  1983      Director

     Jesse F. Nicholson (3)(6)              83  1978      Director

     George M. Rogers, Jr. (1)(2)(5)        62  1969      Director

     Leonard L. Silverstein (4)(5)          73  1994      Director

----------------
(1)  Member of the Executive Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Audit Committee.
(4)  Member of the Community Relations Advisory Committee.
(5)  Term as director expires in 1996.
(6)  Term as director expires in 1997.
(7)  Term as director expires in 1998.

     The Board of Directors currently consists of 13 directors divided into three classes of directors, with each class as nearly equal in number to the other classes as possible. The members of each class are elected for a term of three years and until their successors shall be elected and shall qualify.

     The business experience of each director during the past five years is as follows:

     B. Francis Saul II serves as Chairman of the Board and Chief Executive Officer of the Bank. He also has been President and Chief Operating Officer of
B. F. Saul Company since 1969 and President and Chief Executive Officer of Manor Investment Company, a wholly-owned subsidiary of Chevy Chase, since 1971. Mr. Saul has served as the Chairman of B.F. Saul Real Estate Investment Trust since 1969 and as a trustee since 1964. He is also a director of Derwood Investment Corporation. At September 30, 1995, B. F. Saul Real Estate Investment Trust and Derwood Investment Corporation owned of record 80% and 16%, respectively, of the Bank's outstanding common stock. Mr. Saul is also Chairman of the Board of Directors of Chevy Chase Financial Limited and Chevy Chase Property Company Limited and a past Chairman of Financial General Bankshares. He serves as Chairman of the Board and Chief Executive Officer of Saul Centers, Inc., a public real estate investment trust. He also serves as a Trustee of the National Geographic Society, a member of the Trustees Council of the National Gallery of Art and an Honorary Trustee of the Brookings Institute. In addition, Mr. Saul is a director of Colonial Williamsburg Hotel Properties, Inc., a member of the Folger Shakespeare Library and the Board of Visitors and Governors of Washington College.

     Alexander R. M. Boyle has been Vice Chairman of the Board of Directors since 1985. Prior to beginning service in this position, Mr. Boyle was the President and a member of the Board of Directors of Government Services Savings and Loan, Inc. from 1975 until its merger with the Bank in 1985. He has served as a director of the U.S. League of Savings Institutions and as chairman of the Maryland League of Financial Institutions. He currently serves as a director of the Association of Financial Services Holding Companies and serves on the Chancellor's Advisory Council of the University of Maryland and is a member of the Rotary Club of Bethesda-Chevy Chase.

     Vincent C. Burke, Jr. is currently retired. Prior to his retirement, he completed over 30 years service with The Riggs National Bank of Washington, D.C., where he served as Trust Officer, President of the Bank and Chairman of the Board of Directors.

     Donald G. Conrad is currently Chairman of Lang Capital Associates, Inc. Prior to assuming this position, he served as Executive Vice President and a director of Aetna Life & Casualty, one of the Country's largest insurance and financial services organizations and also served as its Chief Financial and Investment Officer. Mr. Conrad is a member of the Board of Directors of Commercial Union Insurance Co. and Lebenthal Mutual Funds, and is Chairman Emeritus of the National Board of Directors of the American Council for the Arts.

     Gavin Malloy Farr has been President and a director of Chevy Chase Land Co. since July 1981, prior to which date he served as Vice President and Treasurer. In 1992, Mr. Farr was elected Chairman of the Board of Chevy Chase Land Co. Mr. Farr is the Vice President and a director of Newlands Company, Chevy Chase, Maryland, a company engaged in real estate investment, and is a director of Columbia Hospital for Women, Washington, D.C.

     Gilbert M. Grosvenor has served as Editor of National Geographic since 1970, and became its President in 1980. He has been a member of the National Geographic Society's Board of Trustees since 1966 and has served as Chairman since 1987. Mr. Grosvenor is a trustee of the Wildlife Conservation Society, National Wildflower Research Center and B. F. Saul Real Estate Investment Trust. He also serves as a director for Saul Centers, Inc., the World Wildlife Fund, Ethyl Corp., Charles Allman Trust, Marriott International, Inc., American Farmland Trust and Federal City Council.

     Penne Percy Korth is a principal of the consulting firm of Firestone and Korth, Ltd. Prior to forming this firm, Mrs. Korth was nominated by President Bush to the position of United States Ambassador Extraordinary and Plenipotentiary to Mauritius in August 1989 and served in this position until December 9, 1992. Mrs. Korth was the first woman to be appointed by President Bush when she was named as Co-Chair of the American Bicentennial Presidential Inaugural Committee in 1988-1989. Mrs. Korth serves on the boards of Meridien International Center, the Van Cliburn Foundation and the Council of American Ambassadors.

     LaSalle D. Leffall, Jr., M.D., F.A.C.S. has been the chairman of the Department of Surgery at Howard University College of Medicine since 1970. He is a diplomat of the American Board of Surgery and fellow of the American College of Surgeons and the American College of Gastroenterology. He was recently named President of the American College of Surgeons. Dr. Leffall has served as an officer or board member of numerous professional and civil organizations. In 1987, the Biennial LaSalle D. Leffall Jr. Award was established by the M.D. Anderson Hospital and Tumor Institute, Houston, Texas recognizing Dr. Leffall's contributions to cancer prevention, treatment and education in minority and economically disadvantaged communities. In 1992, Dr. Leffall was named the Charles R. Drew Professor, occupying the first endowed Chair in the Department of Surgery at Howard University. In addition, Dr. Leffall has served as a director of Columbia First Federal Savings and Loan Association.

     William F. McSweeny is currently retired. He served as President of Occidental International Corporation, a subsidiary of the Occidental Petroleum Corporation, from 1969 until his retirement in March 1991. He also served as Executive Vice President and a member of the Board of Directors of the Occidental Petroleum Corporation. Mr. McSweeny is currently the Chairman of The Ford's Theater, a trustee of the Kennedy Center for the Performing Arts, and is active in a number of other cultural, educational and philanthropic organizations in Washington, D.C.

     Garland P. Moore, Jr., since 1977, has been President and a director of Moore and Company, Inc., a company engaged in financial consulting, real estate development, and mortgage and real estate brokerage. Mr. Moore is a director of Realty Investment Co., Inc., a company engaged in real estate development. Mr. Moore served as Vice President of Equitable Trust Company, Baltimore, Maryland, from 1956 to 1976.

     Jesse F. Nicholson is currently retired. Mr. Nicholson formerly served as Vice President of Maryland National Bank, Silver Spring, Maryland, and as Executive Director and Secretary/Treasurer of the Maryland-National Capital Park and Planning Commission. Mr. Nicholson is a trustee emeritus of Suburban Hospital Association, Bethesda, Maryland.

     George M. Rogers, Jr., a practicing attorney admitted to practice in the District of Columbia, has been a partner at Shaw, Pittman, Potts & Trowbridge, Washington, D.C., since 1970. Mr. Rogers is a director of the B.F. Saul Company, and a director and officer of Chevy Chase Property Company Limited and Chevy Chase Lake Corporation. He also serves as a director of Derwood Investment Corporation and as a Trustee of B. F. Saul Real Estate Investment Trust.

     Leonard L. Silverstein, a practicing attorney admitted to practice in Pennsylvania and the District of Columbia, is a partner at the Washington, D.C. law firm of Silverstein and Mullens. Mr. Silverstein currently serves as Member and Vice Chairman, Board of Trustees, John F. Kennedy Center for the Performing Arts; Member, Board of Directors, National Symphony Orchestra Association; Trustee, The French-American Foundation; President, Alliance Francaise de Washington; Member, Board of Directors, White House Historical

Association; and Chairman, The Fund for Arts and Culture of Central and Eastern Europe.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors held a total of 11 regular meetings during fiscal 1995. During fiscal 1995, all members attended at least 75% of the aggregate number of Board meetings and meetings of the Board committees on which they served.

     The Board has four standing committees. The Audit Committee annually reviews and recommends to the Board of Directors the firm to be engaged to audit the accounts and records of the Bank. The Committee reviews with such independent auditors the plan and results of the audit engagement and the scope and results of the Bank's procedures for internal auditing, inquires as to the adequacy of internal accounting controls and considers each professional service that may be provided by the independent auditors with a view to whether the providing of such service may affect the independence of the auditors. In addition, the Committee is directly responsible for the operations of the internal audit staff. The Audit Committee held five meetings during fiscal 1995.

     The Executive Committee may exercise all of the authority of the Board of Directors, with certain limited exceptions, when the Board of Directors is not in session.

     The Compensation Committee has the responsibility for determining the compensation of the Bank's senior officers, in accordance with the guidelines and requirements of the OTS.

     The Community Relations Advisory Committee oversees the Bank's involvement within the community and identifies programs which deserve the Bank's support.

     All directors who are not executive officers of the Bank receive an annual base fee of $14,000 and $800 for each meeting of the Board of Directors attended.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     The following sets forth information, as of November 30, 1995, with respect to executive officers of the Bank who do not serve on the Bank's Board of Directors.

     Guy F. Campbell III, age 51, serves as Senior Vice President of the Bank and President of Manor Investment Company, a wholly-owned subsidiary of the Bank. Prior to joining Chevy Chase in 1983, Mr. Campbell was a Vice President of Chemical Bank with responsibilities in lending and strategic planning.

     George P. Clancy, Jr., age 52, joined Chevy Chase in March 1995 as Executive Vice President/Commercial and Consumer Lending and Credit Administration. Before joining Chevy Chase, Mr. Clancy was Senior Executive Vice President of Signet Banking Corp. and President and Chief Executive Officer of Signet Bank N.A. Prior to Signet Banking Corp., Mr. Clancy was with the Riggs National Corporation for 19 years, where he served in various capacities including President and Chief Operating Officer.

     Stephen R. Halpin, Jr., age 40, serves as Executive Vice President and Chief Financial Officer. Mr. Halpin is also the Chief Financial Officer for the
B. F. Saul Company and B. F. Saul Real Estate Investment Trust.  He is a
Trustee of the B. F. Saul Employees Profit Sharing Retirement Trust. In addition, Mr. Halpin is a Trustee for Hospice Caring, Inc. Before joining the Bank in 1983, Mr. Halpin was with a regional accounting firm.

     Paul N. Jackman, age 54, currently serves as Senior Vice President and Treasurer. Mr. Jackman joined the Bank in 1972 as Controller, and was appointed Vice President in 1973. Prior to joining the Bank, Mr. Jackman had 13 years of diversified experience in commercial banking and real estate.

     David W. Larson, age 45, joined Chevy Chase in February 1989 as Senior Vice President/Residential Lending, the position he currently holds. Mr. Larson is also President of the B. F. Saul Mortgage Company, a wholly-owned subsidiary of the Bank. Prior to joining Chevy Chase, Mr. Larson was with Citicorp for seven years, where he served in various capacities.

     Robert H. Spicer II, age 51, serves as Executive Vice President/Chief Information Officer. Prior to joining Chevy Chase in 1984, Mr. Spicer had over 20 years of experience in data processing. He has served as Vice President of Data Processing for Honolulu Federal Savings and Loan, Senior Systems Engineer for McDonnell Douglas and as a member of the Senior Advisory Group for Computer Data Systems.

ITEM 11.  EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     GENERAL. The following table sets forth the cash compensation paid by the Bank and its subsidiaries for or with respect to fiscal 1995, 1994 and 1993, to the Chief Executive Officer of the Bank and to each of the four other most highly compensated executive officers of the Bank during fiscal year 1995, for all capacities in which they served.

                          SUMMARY COMPENSATION TABLE

                              Annual Compensation
                              -------------------
                                                    Other
Name and Principal                                  Annual          All Other
Position                  Year  Salary    Bonus     Compensation    Compensation
--------------------------------------------------------------------------------
B. Francis Saul II        1995  $830,441  $400,000  $     -         $228,138(1)
Chairman and Chief        1994   682,966   300,000        -          109,860(2)
 Executive Officer        1993   432,504         -        -          128,048(3)

Alexander R.M. Boyle      1995  $307,701  $ 45,000  $     -         $ 78,808(1)
Vice Chairman of          1994   292,945    42,900        -           45,622(2)
 the Board                1993   212,480         -        -           45,813(3)

Stephen R. Halpin, Jr.    1995  $304,627  $ 44,250  $     -         $ 51,830(1)
Executive Vice            1994   281,369    41,400        -           31,993(2)
 President and Chief      1993   183,877         -        -           23,354(3)
 Financial Officer

David W. Larson           1995  $290,702  $ 43,200  $     -         $ 42,961(1)
Senior Vice President     1994   283,330    41,400        -           28,063(2)
                          1993   212,480         -        -           19,532(3)

Robert H. Spicer II       1995  $272,694  $ 39,750  $     -         $ 63,704(1)
Executive Vice            1994   261,325    38,200        -           32,094(2)
  President               1993   196,136         -        -           35,483(3)

_____________________

(1) The total amounts shown in the "All Other Compensation" column for fiscal 1995 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($73,847), Mr. Boyle ($5,308), Mr. Halpin ($5,193), Mr. Larson ($4,454)
     and Mr. Spicer ($3,692); (ii) the taxable benefit of premiums paid by the Bank for group term insurance on behalf of Mr. Boyle ($9,589), Mr. Halpin ($1,450), Mr. Larson ($2,211) and Mr. Spicer ($5,411); (iii) contributions to the B. F. Saul Company Employees Profit Sharing Retirement Plan (the "Retirement Plan"), a defined contribution plan, on behalf of Mr. Boyle ($15,993), Mr. Halpin ($15,763), Mr. Larson ($15,580) and Mr. Spicer
     ($15,054); and (iv) accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($154,291), Mr. Boyle ($47,918), Mr. Halpin ($29,424), Mr. Larson ($20,716) and Mr.
     Spicer ($39,547).

(2) The total amounts shown in the "All Other Compensation" column for fiscal 1994 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($42,337), Mr. Boyle ($6,389), Mr. Halpin ($4,177), Mr. Larson ($5,722) and
     Mr. Spicer ($3,488); (ii) the taxable benefit of premiums paid by the Bank for group term life insurance on behalf of Mr. Boyle ($2,876), Mr. Halpin ($500), Mr. Larson ($815) and Mr. Spicer ($1,183); (iii) contributions to the Retirement Plan, on behalf of Mr. Boyle ($13,762), Mr. Halpin ($15,189), Mr. Larson ($13,762) and Mr. Spicer ($9,000); and (iv)
     accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($67,523), Mr. Boyle ($22,595), Mr. Halpin ($12,127), Mr. Larson ($7,764) and Mr. Spicer ($18,423).

(3) The total amounts shown in the "All Other Compensation" column for fiscal 1993 consist of the following: (i) contributions made by the Bank to the Bank's Supplemental Executive Retirement Plan on behalf of Mr. Saul ($25,740) (no contributions were made on behalf of any of the other named executive officers); (ii) the taxable benefit of premiums paid by the Bank for group term life insurance on behalf of Mr. Boyle ($6,102), Mr. Halpin ($765), Mr. Larson ($1,383) and Mr. Spicer ($2,165), and (iii)
     contributions to the Retirement Plan, on behalf of Mr. Boyle ($12,749), Mr. Halpin ($11,033), Mr. Larson ($12,749) and Mr. Spicer ($11,768); and (iv)
     accrued earnings on awards previously made under the Bank's Deferred Compensation Plan on behalf of Mr. Saul ($102,308), Mr. Boyle ($26,962), Mr. Halpin ($11,556), Mr. Larson ($5,400) and Mr. Spicer ($21,550).

     LONG-TERM INCENTIVE PLAN AWARDS. The following table sets forth certain information concerning the principal contributions (the "Principal Contributions") credited by the Bank to the accounts (the "Accounts") of the executive officers of the Bank named above for fiscal 1995 under the Bank's Deferred Compensation Plan (the "Plan").

     LONG-TERM INCENTIVE PROGRAM - AWARDS IN LAST FISCAL YEAR

                                                    Estimated Future Payouts(1)
                                 Performance      Under Non-Stock Price-Based Plans
                                                  ------------------------------------
                               or Other Period
                               Until Maturation
Name                              or Payout       Threshold           Target(2)           Maximum
----                           -----------------  ---------           ------              -------
B. Francis Saul II (3)(4)           1995           $  -             $1,037,497           $2,476,695
Alexander R. M. Boyle(3)            1997              -                233,437              557,256
wStephen R. Halpin, Jr.             2005              -                233,437              557,256
David W. Larson                     2005              -                181,562              433,422
Robert H. Spicer II                 2005              -                233,437              557,256

_____________________
(1) The estimated future payouts shown in the table are based on assumed performance rates for the Bank during each year in the ten-year performance period. The actual payouts under the Plan may vary substantially from the payouts shown in the table, depending upon the Bank's actual rate of return on average assets for each fiscal year in the ten-year performance period ending September 30, 2005.

(2) The Plan does not establish any target performance levels. The payout amounts shown in this column have been calculated assuming that the Bank's rate of return on average assets during each of the years in the performance period are the same as the Bank's rate of return during the fiscal year ended September 30, 1995.

(3) The payout amounts shown for Mr. Saul and Mr. Boyle are the estimated amounts that would be payable to such participants if their employment continued with the Bank for the entire ten-year performance period of the Plan. Mr. Boyle will attain the age of 60 in 1997, at which time he will become fully vested. Under the Plan, if Mr. Boyle were to retire after that date, he could elect to have the Bank pay out the Net Contribution (as defined) in his Account prior to the year 2005. As of September 30, 1995, Mr. Saul was fully vested in the Account maintained for his benefit under the Plan. As of September 30, 1995, the Account balance maintained for Mr. Saul's benefit under the Plan was $1,312,424.

(4) In addition, in fiscal 1995, the Bank also credited Mr. Saul's Account under the plan with a Principal Contribution with respect to fiscal 1993. Mr. Saul had previously elected to forego a Principal

     Contribution to his Account for such fiscal year. The threshold, target and maximum estimated future payouts under the Plan with respect to such Principal Contribution are $-, $749,827 and $1,378,736. The payout amounts have been calculated using the Bank's actual rate of return on average assets during each of fiscal years 1993, 1994 and 1995 and assuming that the Bank's rate of return on average assets during each of the remaining years in the performance period is the same as the Bank's rate of return during the fiscal year ended September 30, 1995.

     The Plan provides that, as of the end of each fiscal year in the ten-year period ending September 30, 2005 (or the executive officer's earlier termination of employment with the Bank), the Bank will add to or deduct from each executive officer's Account a contribution or deduction, as the case may be, which represents the hypothetical interest (which may be positive or negative) earned on the Principal Contribution, based on the Bank's rate of return on average assets (as computed under the Plan) for the fiscal year then ended. (The Principal Contribution, plus or minus any interest credited or deducted, is referred to as the "Net Contribution.")

     Executive officers are entitled to receive the Net Contribution in their respective Account only upon full or partial vesting. Plan participants become fully vested in their Account under the Plan, provided that they remain continuously employed by the Bank during the vesting period, upon the earliest to occur of any of the following: (i) September 30, 2005; (ii) attainment of age 60; (iii) death; (iv) total and permanent disability; or (v) a change in control of the Bank (as defined in the Plan). Plan participants become partially vested, to the extent of 50% of the Net Contribution in the Account, upon the termination of their employment by the Bank without cause (as defined in the Plan) after September 30, 2000.

     Payouts are made under the Plan within 120 days after September 30, 2005, or the earlier termination of the executive officer's employment with the Bank, provided that vesting or partial vesting has occurred under the Plan.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. Mr. B. Francis Saul II, Mr. Garland P. Moore, Jr. and Mr. George M. Rogers, Jr. are the current members of the Compensation Committee of the Board of Directors of the Bank. All of the current members also served as members of the Compensation Committee during fiscal 1994 and fiscal 1993. Mr. Saul is the Chairman of the Board and Chief Executive Officer of the Bank.

     The Saul Company and its subsidiaries provide certain services to the Bank and its subsidiaries. These services have included property management, cafeteria management, leasing, insurance brokerage and data processing. The Bank paid the Saul Company fees for these services totaling $460,000 in fiscal 1995. Subject to certain restrictions under applicable OTS conflict of interest rules, the Bank intends to continue using the Saul Company and its subsidiaries for many of these services, provided that the fees remain competitive with fees charged for similar services by unrelated parties.

     The Bank or a wholly-owned subsidiary leases certain branch offices from affiliates of which Mr. Saul is an officer, director and may be deemed to own beneficially more than 10% of the equity. In fiscal 1995, total payments under such leases were $951,000.

     The Bank leases its operations center from Chevy Chase Lake Corporation ("Lake"), an affiliate of which Mr. Saul is an officer, director and may be deemed to own beneficially more than 10% of the equity. Payments under this lease totaled approximately $1.5 million in fiscal 1995.

     Lake, the Trust and the Saul Company from time to time maintain interest-bearing deposit accounts with the Bank. Those accounts totaled $26.6 million at September 30, 1995. The Bank paid interest on the accounts amounting to $1.1 million in fiscal 1995.

     The law firm of Shaw, Pittman, Potts & Trowbridge, of which the professional corporation of Mr. Rogers is a member, has rendered legal services to the Bank, for which the firm received $2.8 million during fiscal 1995, excluding reimbursement of expenses.

     Mr. Moore was paid $30,000 in fiscal 1995 for consulting services rendered to the Bank.

     During fiscal 1995, the Bank purchased land and building plans from Lake for $1.3 million for the purpose of constructing a building to house some of the Bank's operations.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The Bank's charter (the "Charter") authorizes the Bank to issue 10,000,000 shares of common stock, of which 10,000 shares were outstanding at November 30, 1995, and 10,000,000 shares of preferred stock in series, of which 3,000,000 shares were outstanding at November 30, 1995.

     The following table sets forth information, at November 30, 1995, with respect to those persons known to the Bank who own, or who may be deemed to own, beneficially more than 5% of the common stock of the Bank.

                                 Shares        As a Percentage
                           of Common Stock     of Common Stock
Name and Address (1)(2)    Beneficially Owned    Outstanding
-------------------------  ------------------  ---------------
B. F. Saul Real Estate
  Investment Trust (3)           8,000                  80%

Derwood Investment
  Corporation (3)                1,600                  16
                                 -----                  --

  Total                          9,600                  96%
                                 =====                  ===

________________
(1) The address of each shareholder listed above is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

(2) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, Mr. B. Francis Saul II, Chairman of the Board and Chief Executive Officer of the Bank, may be deemed to possess beneficial ownership of some or all of the common stock of the Bank owned by B. F. Saul Real Estate Investment Trust and Derwood Investment Corporation because he has, or may be deemed to have, sole or shared voting and/or investment power of such shares of common stock.

(3) All of the shares of the Bank's common stock currently owned by B. F. Saul Real Estate Investment Trust and all of the shares of the Bank's common stock currently owned by Derwood Investment Corporation are pledged to secure various obligations.

     The B. F. Saul Company Employees' Profit Sharing and Retirement Trust beneficially owns the remaining 400 shares, or 4%, of the Bank's outstanding common stock.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Set forth below are certain transactions between the Bank and its executive officers, directors and certain of its affiliates. Additional information regarding such transactions is set forth under the caption "Executive Compensation - Compensation Committee Interlocks and Insider Participation." Management believes that the transactions with related parties described herein have been conducted on substantially the same terms as similar transactions with unrelated parties.

     The Bank leases a portion of its main offices and one branch from a company in which Mr. Gavin Malloy Farr, a director of the Bank, serves as president and a director. Total payments under the leases were $1.8 million in fiscal 1995.

     Mr. Milton L. Drewer, Jr., a former director of the Bank, and his wife are entitled to $125,000 per year in supplemental retirement benefits under an agreement entered into by the Bank in 1990 in connection with Mr. Drewer's former employment as a Vice Chairman of the Bank. In addition to these benefits, Mr. Drewer also received compensation under an agreement for ongoing services provided to the Bank. Amounts paid to Mr. Drewer under this agreement totaled $165,000 in fiscal 1995.

     Mr. William F. McSweeny, a director of the Bank, was paid $75,000 in fiscal 1995 for consulting services rendered to the Bank.

     The Bank traditionally has offered home mortgage loans, home equity credit line loans, automobile loans and credit card loans to its executive officers and directors and to executive officers and directors of its subsidiaries. Management does not believe these loans involve more than the normal risk of collectibility. Each loan bears interest at prevailing market rates. All such loans are currently made to executive officers and directors of the Bank on substantially the same terms prevailing at the time for comparable transactions with unrelated parties. FIRREA imposes certain limits on loans, including prohibitions on preferential loans, by the Bank to its directors, executive officers, principal shareholders and their related interests.

     As of September 30, 1995, the aggregate dollar amount of the indebtedness to the Bank of executive officers and directors of the Bank and their immediate family members or companies with which they are affiliated was $3.1 million. This amount represented 1.0% of the Bank's stockholders' equity as of that date.

                                    PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

     (a)(1) The following consolidated financial statements of Chevy Chase and its subsidiaries are included in Item 8 of this report:

     Report of Independent Public Accountants

     Consolidated Statements of Financial Condition at September  30, 1995 and
     1994

     Consolidated Statements of Operations for the Years Ended September 30, 1995, 1994 and 1993

     Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 1995, 1994 and 1993

     Consolidated Statements of Cash Flows for the Years Ended September 30, 1995, 1994 and 1993

     Notes to Consolidated Financial Statements

     (a)(2) All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission and Office of Thrift Supervision are not required under the related instruction or are inapplicable and therefore have been omitted.

     (a)(3)  Exhibits:

     3.1 Federal Stock Charter of the Bank, as amended (incorporated herein by reference to Exhibit 3.1 of the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1994)

     3.2 Bylaws of the Bank, as amended (incorporated herein by reference to Exhibit 3.3 of Form OC filed by the Bank, which became effective on August 11, 1993)


     10.1 Loan Agreement, dated as of December 15, 1986, between the Bank and BACOB Bank, s.c. (incorporated herein by reference to Exhibit 10.1 of Form OC filed by the Bank, which became effective on July 14, 1987)

     10.2 Written Agreement, dated September 30, 1991, between the Office of Thrift Supervision and the Bank, (incorporated herein by reference to Exhibit 10(b) of the Bank's Annual Report on Form 10-K for the fiscal year ended September 30, 1992)

     10.3 B. F. Saul Company's Employees' Profit Sharing Retirement Plan, as amended and restated through May 19, 1993 (incorporated herein by reference to Exhibit 10.5 of Form OC filed by the Bank, which became effective on August 11, 1993)

     10.4 B. F. Saul Company's Supplemental Executive Retirement Plan (incorporated herein by reference to Exhibit 10.6 of Form OC filed by the Bank, which became effective on August 11, 1993)

     10.5 Deferred Compensation Plan of the Bank (incorporated herein by reference to Exhibit 10.7 of Form OC filed by the Bank, which became effective on August 11, 1993)

     10.6 Tax Sharing Agreement, dated June 28, 1990, as amended, among the Bank, B.F. Saul Real Estate Investment Trust and certain of their subsidiaries (incorporated herein by reference to Exhibit 10.9 of Form OC filed by the Bank, which became effective on November 17,
           1993)

     10.7 Agreement between the Bank, and Milton L. Drewer, Jr. (incorporated herein by reference to Exhibit 10.10 of Form OC filed by the Bank, which became effective on November 17, 1993)

     10.8 Amendment to Written Agreement, dated October 29, 1993, between the Office of Thrift Supervision and the Bank (incorporated herein by reference to Exhibit 10.3 of Form OC filed by the Bank, which became effective November 17, 1993)

     10.9 Certificate of Designation setting forth the rights, privileges and preferences of the 13% Noncumulative Perpetual Preferred Stock, Series A (incorporated herein by reference to Exhibit 3.2 of Form OC filed by the Bank, which became effective on August 11,
           1993)

     10.10 Indenture, dated as of November 23, 1993, between the Bank and Bankers Trust Company, as trustee (incorporated herein by reference to Exhibit 4.1 of Form OC filed by the Bank, which became effective on November 17, 1993)


     21    Subsidiaries of the Bank (filed herewith).

           (b) No reports on Form 8-K were issued during the three months ended September 30, 1995.




____________________________
*    Filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Chevy Chase, Maryland on December 28, 1995.

                          CHEVY CHASE BANK, F.S.B.



                          By:   /s/ B. Francis Saul II
                                ----------------------
                                B. Francis Saul II
                                Chairman of the Board and
                                Chief Executive Officer
                                (Principal Executive Officer)

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     NAME                    TITLE                           DATE

/s/Alexander R.M. Boyle      Vice Chairman of the Board      December 28, 1995
-----------------------
Alexander R.M. Boyle

/s/Vincent C. Burke, Jr.     Director                        December 28, 1995
------------------------
Vincent C. Burke, Jr.

/s/Donald G. Conrad          Director                        December 28, 1995
---------------------
Donald G. Conrad

/s/Gavin Malloy Farr         Director                        December 28, 1995
--------------------
Gavin Malloy Farr

/s/Joel A. Friedman          Senior Vice President           December 28, 1995
-------------------
Joel A. Friedman             and Controller
                             (Principal Accounting Officer)

______________________       Director                        December 28, 1995
Gilbert M. Grosvenor

/s/Stephen R. Halpin, Jr.    Executive Vice President and    December 28, 1995
-------------------------
Stephen R. Halpin, Jr.       Chief Financial Officer
                             (Principal Financial Officer)

_______________________      Director                        December 28, 1995
Penne Percy Korth

_______________________      Director                        December 28, 1995
LaSalle D. Leffall

/s/William F. McSweeny       Director                        December 28, 1995
----------------------
William F. McSweeny

/s/Garland P. Moore, Jr.     Director                        December 28, 1995
------------------------
Garland P. Moore, Jr.

/s/Jesse F. Nicholson       Director                       December 28, 1995
---------------------
Jesse F. Nicholson

/s/George M. Rogers, Jr.    Director                       December 28, 1995
------------------------
George M. Rogers, Jr.

/s/B. Francis Saul II       Chairman of the Board and      December 28, 1995
---------------------
B. Francis Saul II          Chief Executive Officer
                            (Principal Executive Officer)

________________________    Director                       December 28, 1995
Leonard L. Silverstein

                                                                      Exhibit 22

                                        SUBSIDIARIES
                                        ------------

                                                                                          CURRENT
                                                                            DATE OF      PRINCIPAL
                                                          SITE OF        ACQUISITION/    BUSINESS
     NAME                               NOTE           INCORPORATION       FORMATION      ACTIVITY
     ----                               ----           -------------       ---------      --------
     Ashborn Village Development         (A)             Maryland             1991      Real Estate
     Corporation                                                                         Owned (REO)
     Bailey's Corporation                (A)             Maryland             1993          REO
     Balmoral Golf Corporatation         (B)             Maryland             1992        Inactive
     Bondy Way Development               (A)             Maryland             1990          REO
     Corporation
     Brambleton Land Corporation         (A)             Maryland             1977          REO
     Brooke Manor Land Corporation       (A)             Maryland             1990          REO
     B.F. Saul Mortgage Company          (A)             Maryland             1984     Residential Loan
                                                                                         Origination
     CCB Holding Corporation             (A)             Delaware             1994       Investments
     CCRE, Inc.                          (C)             Maryland             1984        Inactive
     Cherrytree Corporation              (A)             Maryland             1993          REO
     Chevy Chase Insurance Agency,       (A)             Maryland           1985/1971  Insurance Agency
     Inc.
     Chevy Chase Mortgage Company        (A)             Maryland             1972        Inactive
     Chevy Chase Securities, Inc.        (A)             Maryland             1984        Securities
                                                                                        Brokeer/Dealer
     Consumer Finance Corporation        (A)             Virginia             1994      Consumer Loan
                                                                                         Origination
     Duvall Village Corporation          (A)             Maryland             1992          REO
     First Balmoral Corporation          (A)             Maryland             1991          REO

     Goldsbore Heights Property          (A)             Maryland             1992        Inactive
     Corp. (sold remaining loss
     8/9/95)

     Great Seneca Development            (A)             Maryland             1991          REO
     Corporation

     Group Investment Corporation        (C)             Maryland             1986        Inactive

     Inglewood Corporation               (A)             Maryland             1990          REO
     Manor Investment Company            (A)             Maryland             1971       Real Estate
                                                                                          Ownership
                                                                                         Development
     Marbury I Corporation               (A)             Maryland             1991          REO
     Marbury II Corporation              (A)             Maryland             1991          REO
     Marlboro Square, Inc.               (A)             Maryland             1992        Inactive
     (sold property 5/1/95)

                                                                      EXHIBIT 22

     NML Corporation                     (A)             Maryland             1992           REO

     North Ods Street Development        (C)             Maryland             1981       Real Estate
     Corporation                                                                          Finance/
                                                                                        Development

     Oak Den. Inc.                       (A)             Maryland             1991         Inactive
     (sold remaining lots 10/28/94)

     Old Chapel Corporation              (A)             Maryland             1992           REO

     PMC corporation                     (A)             Maryland             1991         Inactive
     (sold remaining lots 2/10/95)

     Presley Corporation                 (A)             Maryland             1993       Real Estate
                                                                                         Ownership

     Primrose Development                (A)             Maryland             1990           REO
     Corporation

     Ridgeview Centre Corp.              (A)             Maryland             1992           REO

     Ronam Corporation                   (A)             Maryland             1986       Real Eastate
                                                                                          Finance/
                                                                                         Development

     Seven Lakes Development             (A)             Maryland             1991         Inactive
     Corporation (sold property
     12/5/94)

     Shoppers of Jefferson Ltd.          (A)             Virginia             1991         Inactive
     (sold property 7/31/95)

     Six Commerce Park Corp.             (A)             Virginia             1991         Inactive
     (sold property 5/31/95)
     Sully Park Corporation              (A)             Maryland             1990           REO

     Sully Station Corporation           (A)             Maryland             1990           REO

     Syscolin-Loesburge Corporation      (A)             Maryland             1992           REO

     Termination Drive Properties        (A)             Maryland             1991           REO
     Corporation

________________________

(A)  Subsidiary of Chevy Chase Bank, F.S.B.
(B)  Subsidiary of First Balmoral Corporation
(c)  Subsidiary of Manor Investment Company

                            CHEVY CHASE BANK, F.S.B.

                                   FORM 10-Q

                                 June 30, 1996

--------------------------------------------------------------------------------

                                   FORM 10-Q

                          OFFICE OF THRIFT SUPERVISION

                            Washington, D.C.  20552

          [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1996

                                       OR
          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
         FOR THE TRANSITION PERIOD FROM _____________ TO _____________

                             OTS FILE NUMBER 08145

                            CHEVY CHASE BANK, F.S.B.
             (Exact name of registrant as specified in its charter)

                   UNITED STATES                      52-0897004
         (State or other jurisdiction of           (I.R.S. Employer
         incorporation or organization)            Identification No.)

                            8401 CONNECTICUT AVENUE
                          CHEVY CHASE, MARYLAND  20815
              (Address of principal executive offices) (Zip Code)

                                 (301) 986-7000
              (Registrant's telephone number, including area code)

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
    Yes X  No___
       ---

    The number of shares outstanding of the registrant's sole class of common stock is 10,000 shares, $1 par value, as of August 1, 1996.

--------------------------------------------------------------------------------

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------

                                C O N T E N T S
                                ---------------




PART I - FINANCIAL INFORMATION                                              Page
                                                                            ----

     Item 1. Condensed Consolidated Financial Statements:

             Statements of Financial Condition as of
             June 30, 1996 and September 30, 1995.........................  1

             Statements of Operations for the Three Months and
             Nine Months Ended June 30, 1996 and 1995.....................  2

             Statements of Stockholders' Equity for the
             Nine Months Ended June 30, 1996..............................  4

             Statements of Cash Flows for the Nine Months Ended
             June 30, 1996 and 1995.......................................  5

             Notes to Condensed Consolidated Financial Statements.........  7

     Item 2. Management's Discussion and Analysis of Financial
             Condition and Results of Operations..........................  10


PART II - OTHER INFORMATION

     Item 6a. Exhibits....................................................  42

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------

           CONDENSED CONSOLIDATED  STATEMENTS OF FINANCIAL CONDITION
           ---------------------------------------------------------
                                (IN THOUSANDS)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                                      June 30,      September 30,
                                                                        1996            1995
                                                                    ------------   ---------------
                                                ASSETS
                                                ------

Cash and other deposits                                             $    252,415   $       249,282
Ferderal funds sold and securities purchased
  under agreements to resell                                             219,000           110,000
Loans held for sale                                                      102,079            68,679
Loans held for securitization and sale                                   315,000           500,000
Investment securities (market value of $9,741 and
  $4,371, respectively)                                                    9,749             4,370
Mortgage-backed securities (market value of
  $842,618 and $879,720, respectively)                                   847,029           880,208
Loans receivable (net of allowance for losses of
  $71,619, and $60,496, respectively)                                  2,459,803         2,327,286
Federal Home Loan Bank stock                                              31,940            31,940
Real estate held for investment or sale (net of allowance
  for losses of $127,958 and $135,236, respectively)                     140,033           222,860
Property and equipment, net                                              204,162           174,673
Cost in excess of net assets acquired, net                                41,525            44,528
Other assets                                                             397,784           334,169
                                                                    ------------   ---------------
      TOTAL ASSETS                                                  $  5,020,519   $     4,947,995
                                                                    ============   ===============

                               LIABILITIES AND STOCKHOLDERS' EQUITY
                               ------------------------------------

Liabilities:
  Deposit accounts                                                  $  4,225,110   $     4,159,252
  Borrowings                                                              24,461            17,949
  Federal Home Loan Bank advances                                        116,749           155,052
  Other liabilities                                                      137,230           127,198
                                                                    ------------   ---------------
                                                                       4,503,550         4,459,451
Capital notes-subordinated                                               160,000           160,000
                                                                    ------------   ---------------
      TOTAL LIABILITIES                                                4,663,550         4,619,451
                                                                    ------------   ---------------
Stockholders' equity:
  13% Noncumulative Perpetual Preferred Stock, Series A,
   $0.01 par value, 3,000,000 shares authorized, issued
   and outstanding                                                            30                30
  Common stock, $1 par value, 10,000,000 shares
   authorized, 510,000 shares issued, 10,000 shares
   outstanding                                                                10                10
  Capital contributed in excess of par                                   165,704           165,704
  Retained earnings                                                      193,435           165,912
  Net unrealized holding gains (losses)                                   (2,210)           (3,112)
                                                                    ------------   ---------------
      TOTAL STOCKHOLDERS' EQUITY                                         356,969           328,544
                                                                    ------------   ---------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $  5,020,519   $     4,947,995
                                                                    ============   ===============

--------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                           CHEVY CHASE BANK, F.S.B.
                          ---------------------------
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
               --------------------------------------------------
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                                           Three Months Ended                 Nine Months Ended
                                                                                 June 30,                           June 30 ,
                                                                   -----------------------------------------------------------------
                                                                        1996             1995                    1996         1995
                                                                   ---------------  ---------------          ----------  -----------
INTEREST INCOME
  Loans                                                            $        82,690  $        79,858          $  231,571  $  216,720
  Mortgage - backed securities                                              11,481           15,217              36,966      46,257
  Trading  securities                                                          281               76                 640         220
  Investment securities                                                         74               49                 171         146
  Other                                                                      4,739            1,972              14,781       6,883
                                                                   ---------------  ---------------          ----------  -----------
       Total interest income                                                99,265           97,172             284,129     270,226
                                                                   ---------------  ---------------          ----------  -----------


INTEREST EXPENSE
  Deposit accounts                                                          39,929           39,654             123,333     112,257
  Borrowings                                                                 5,472           11,623              17,137      28,480
                                                                   ---------------  ---------------          ----------  -----------
      Total interest expense                                                45,401           51,277             140,470     140,737
                                                                   ---------------  ---------------          ----------  -----------


         NET INTEREST INCOME                                                53,864           45,895             143,659     129,489
Provision for loan losses                                                   30,062           13,604              70,825      35,829
                                                                   ---------------  ---------------          ----------  -----------
         NET INTEREST INCOME AFTER PROVISION
         FOR LOAN LOSSES                                                    23,802           32,291              72,834      93,660
                                                                   ---------------  ---------------          ----------  -----------


OTHER INCOME
  Credit card fees                                                           7,964            2,526              18,682       9,197
  Loan and deposit servicing fees                                           77,805           58,037             220,903     145,044
  Gain (loss) on sales of trading securities, net                              401             (250)              1,061        (579)

  Earnings (loss) on real estate held for
    investment or sale, net                                                 (5,875)           5,160             (19,376)      2,861
  Gain on sales of loans, net                                               11,850            4,483              17,092       4,721
  Other                                                                      4,790           (1,894)             14,109       5,502
                                                                   ---------------  ---------------          ----------  -----------
    Total other income                                                      96,935           68,062             252,471     166,746
                                                                   ---------------  ---------------          ----------  -----------


OPERATING EXPENSES
  Salaries and employee benefits                                            32,670           28,156              93,354      78,739
  Loan                                                                       7,007            3,461              19,742      10,290
  Property and equipment                                                     8,572            7,150              24,560      20,857
  Marketing                                                                 14,473           11,656              35,568      34,835
  Data processing                                                           12,504           11,365              37,081      31,525
  Deposit insurance premiums                                                 2,712            2,298               8,046       8,136
  Amortization of cost in excess of net
     assets acquired                                                         1,001            1,102               3,003       3,108
  Other                                                                     10,665           11,795              36,364      31,529
                                                                   ---------------  ---------------          ----------  -----------
    Total operating expenses                                                89,604           76,983             257,718     219,019
                                                                   ---------------  ---------------          ----------  -----------



--------------------------------------------------------------------------------
Continued on the following page.

                           CHEVY CHASE BANK, F.S.B.
                        ------------------------------

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
        --------------------------------------------------------------

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                    Three Months Ended                            Nine Months Ended
                                                          June 30,                                     June 30,
                                                -------------------------------             ----------------------------
                                                   1996                 1995                   1996               1995
                                                -----------          ----------             ----------          ----------
Income before income taxes                           31,133              23,370                 67,587              41,387

Provision for income taxes                           13,534               8,162                 27,751              13,439
                                                -----------          ----------             ----------          ----------

NET INCOME                                      $    17,599          $   15,208             $   39,836          $   27,948
                                                ===========          ==========             ==========          ==========

PREFERRED STOCK DIVIDENDS                             2,438               2,438                  7,313               7,313
                                                -----------          ----------             ----------          ----------

EARNINGS AVAILABLE TO COMMON
  STOCKHOLDERS                                  $    15,161          $   12,770             $   32,523          $   20,635
                                                ===========          ==========             ==========          ==========

EARNINGS PER COMMON SHARE                       $  1,516.10          $ 1,277.00             $ 3,252.30          $ 2,063.50
                                                ===========          ==========             ==========          ==========

--------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
                                 (IN THOUSANDS)
                                  (UNAUDITED)

================================================================================

                                                                                                         Net
                                                                       Capital                        Unrealized
                                                                      Contributed                      Holding            Total
                                    Preferred         Common          in Excess        Retained         Gains          Stockholders'

                                      Stock           Stock             of Par         Earnings        (Losses)           Equity
                                  -------------    ------------    ---------------    -----------    ------------    --------------
Balance, September 30, 1995       $        30      $        10     $      165,704     $  165,912     $    (3,112)    $   328,544
   Net income                               -                -                  -         39,836               -          39,836
   Cash dividends on 13%
     Noncumulative Perpetual
     Preferred Stock, Series A              -                -                  -         (7,313)              -          (7,313)
   Cash dividends on
     Common Stock                           -                -                  -         (5,000)              -          (5,000)
   Increase in net unrealized
      holding gains (losses)                -                -                  -              -             902             902
                                  ------------     ------------    ---------------    -----------    ------------    ------------

Balance, June 30, 1996              $      30      $        10     $      165,704     $  193,435     $    (2,210)    $   356,969
                                  ============     ============    ===============    ===========    ============    ============

--------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                -----------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)
                                  (UNAUDITED)

--------------------------------------------------------------------------------

                                                              Nine Months Ended June 30,
                                                            -------------------------------
                                                                 1996              1995
                                                            -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                                 $      39,836     $      27,948
 Adjustments to reconcile net income to net
 cash provided by (used in) operating activities:
 Amortization (accretion) of premiums, discounts and
   net deferred loan fees                                           2,742            (1,145)
 Depreciation and amortization                                     17,943            15,914
 Amortization of cost in excess of net assets acquired and
   mortgage servicing rights                                        8,536             4,005
 Provision for loan losses                                         70,825            35,829
 Net fundings of loans held for sale and/or securitization       (530,783)         (251,804)
 Proceeds from sales of trading securities                        257,257            78,323
 Proceeds from sales of loans held for sale
  and/or securitization                                         1,585,916         1,810,474
 Earnings on real estate                                           (1,597)           (7,331)
 Provision for losses on real estate held for investment
  or sale                                                          20,152            16,000
 (Gain) loss on sales of trading securities, net                   (1,061)              579
 Gain on sales of loans, net                                      (17,092)           (4,721)
 (Increase) decrease in excess servicing assets                   (19,383)            1,578
 Increase in other assets                                         (39,650)          (25,907)
 Increase (decrease) in other liabilities and accrued expenses      3,184           (30,604)
 Other, net                                                        (9,622)            7,462
                                                                ----------    --------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       1,387,203         1,676,600
                                                                ----------    --------------


CASH FLOWS FROM INVESTING ACTIVITIES:

 Proceeds from maturities of investment securities                  4,410               100
 Proceeds from sales of loans                                        -                    8
 Net proceeds from sales of real estate                            46,046           110,131
 Net proceeds from sales of mortgage servicing rights                 966             1,270
 Net fundings of loans receivable                              (1,088,856)       (2,021,848)
 Principal collected on mortgage-backed securities                166,790           121,659
 Purchases of investment securities                               (10,000)             -
 Purchases of mortgage-backed securities                         (135,125)             -
 Purchases of loans receivable                                   (209,480)          (73,183)
 Purchases of property and equipment                              (47,635)          (45,546)
 Purchases of mortgage servicing rights                            (9,902)             -
 Disbursements for real estate held for investment or sale        (15,359)          (30,202)
 Other investing activities, net                                   (5,527)              544
                                                               -----------    --------------
NET CASH USED IN INVESTING ACTIVITIES                          (1,303,672)       (1,937,067)
                                                               -----------    --------------

--------------------------------------------------------------------------------
Continued on the following page.

                         CHEVY CHASE BANK, F.S.B.
                         ------------------------

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
          -----------------------------------------------------------

               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                (IN THOUSANDS)
                                  (UNAUDITED)

-------------------------------------------------------------------------

                                                                   Nine Months Ended June 30,
                                                         ----------------------------------------------
                                                                 1996                     1995
                                                         --------------------     ---------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from customer deposits and
   sales of
   certificates of deposit                                        11,255,134                10,575,028
  Customer withdrawals of deposits and
   payments
   for maturing certificates of deposit                          (11,189,276)              (10,466,126)
  Net increase (decrease) in securities
   sold under
   repurchase agreements                                              (1,055)                   90,037
  Advances from the Federal Home Loan                                 11,904                   851,213
   Bank
  Repayments of advances from the                                    (50,207)                 (817,005)
   Federal Home Loan Bank
  Proceeds from other borrowings                                   1,399,981                   487,277
  Repayments of other borrowings                                  (1,392,414)                 (467,885)
  Cash dividends paid on preferred stock                              (7,313)                   (7,313)
  Cash dividends paid on common stock                                 (5,000)                     -
  Other financing activities, net                                      6,848                    (4,191)
                                                              ---------------               -----------
 NET CASH PROVIDED BY FINANCING                                       28,602                   241,035
  ACTIVITIES                                                  ---------------               -----------


NET INCREASE (DECREASE) IN CASH AND                                  112,133                   (19,432)
 CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS AT BEGINNING                               359,282                   372,097
 OF PERIOD                                                    ---------------        ------------------
CASH AND CASH EQUIVALENTS AT END OF                           $      471,415         $         352,665
 PERIOD                                                       ===============        ==================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
 Cash paid during the period for:
   Interest (net of amount capitalized)                       $      158,755         $         144,168
   Income taxes                                               $       27,751         $          12,006

SUPPLEMENTAL DISCLOSURES OF NON-CASH
 INVESTING AND
 FINANCING ACTIVITIES:

  Loans held for sale exchanged for                           $      256,770         $          79,253
   trading securities
  Mortgage-backed securities
   available-for-sale transferred to
    mortgage-backed securities                                $         -            $          942,085
     held-to-maturity
  Loans receivable transferred to loans
   held for sale and/or
    securitization                                            $    1,142,802         $        2,202,235
  Investment securities
   available-for-sale transferred to
     investment securities                                    $        -             $            4,354
      held-to-maturity
  Real estate held for investment
   transferred to real
    estate held for sale                                      $        -             $            9,273
  Loans made in connection with the                           $       42,441         $            8,337
   sale of real estate
  Loans receivable transferred to real
   estate acquired in
    settlement of loans                                       $        4,891         $            6,320
  Loans receivable exchanged for
   mortgage-backed securities
    held-to-maturity                                          $         -            $           23,154



--------------------------------------------------------------------------------
See the accompanying Notes to Condensed Consolidated Financial Statements.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             ----------------------------------------------------
                                  (Unaudited)


NOTE 1 - BASIS OF PRESENTATION:

The accompanying condensed consolidated financial statements of Chevy Chase Bank, F.S.B. (the "Bank") have been prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all information and notes necessary for a fair presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Form 10-K of the Bank for the fiscal year ended September 30, 1995.

The accompanying condensed consolidated financial statements include the accounts of the Bank and all subsidiaries. All significant intercompany balances and transactions have been eliminated. The condensed consolidated financial statements as of June 30, 1996 and for the three months and nine months ended June 30, 1996 and 1995 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Bank considers necessary for a fair presentation of its financial condition and results of operations for those periods. The Condensed Consolidated Statements of Operations for the three months and nine months ended June 30, 1996 are not necessarily indicative of the results that will be achieved for the entire year.

Certain reclassifications of prior periods' information have been made to conform with the presentation for the three months and nine months ended June 30, 1996.


NOTE 2 - EARNINGS PER COMMON SHARE:

Earnings per common share are calculated based upon the weighted average number of common shares outstanding during each period presented, which amounted to 10,000 shares in each such period. Dividends on preferred stock are deducted from earnings in the computation of earnings per common share when declared by the Bank's Board of Directors.


NOTE 3 - LOANS HELD FOR SALE:

At June 30, 1996 and September 30, 1995, loans held for sale is composed of single-family residential loans.

                           CHEVY CHASE BANK, F.S.B.
                           ------------------------
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
       ----------------------------------------------------------------
                                  (Unaudited)


NOTE 4 - LOANS HELD FOR SECURITIZATION AND SALE:

Loans held for securitization and sale are composed of the following:

                                          June 30,     September 30,
                                            1996            1995
                                       ------------    --------------
                                                 (In thousands)
Credit card receivables                   $  180,000      $  300,000
Automobile loan receivables                   50,000         200,000
Home equity credit line receivables           85,000            -
                                          ----------      ----------
 Total                                    $  315,000      $  500,000
                                          ==========      ==========

NOTE 5 - LOANS RECEIVABLE:

                                          June 30,     September 30,
                                           1996             1995
                                       --------------  --------------
                                               (In thousands)
Single-family residential                 $1,398,126      $1,322,772
Home equity                                   13,482          29,024
Commercial and multifamily                    79,245          86,007
Real estate construction                      41,911          46,848
Ground                                        43,300           6,892
Credit card                                  776,538         712,548
Automobile                                    63,044          39,217
Overdraft lines of credit                     19,629          15,049
Home improvement and
 other consumer                               44,901         112,705
Other                                         87,890          31,975
                                          ----------      ----------
                                           2,568,066       2,403,037
                                          ----------      ----------
Less:
 Undisbursed portion of loans                 48,534          28,147
 Unearned discounts                              721             872
 Net deferred loan origination
  costs                                      (12,611)        (13,764)
 Allowance for loan losses                    71,619          60,496
                                          ----------      ----------
                                             108,263          75,751
                                          ----------      ----------
 Total                                    $2,459,803      $2,327,286
                                          ==========      ==========

                            CHEVY CHASE BANK, F.S.B.
                            ------------------------
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
        ----------------------------------------------------------------
                                  (Unaudited)


NOTE 6 - REAL ESTATE HELD FOR INVESTMENT OR SALE:

The Bank's real estate held for investment is carried at the lower of aggregate cost or net realizable value. The Bank's real estate acquired in settlement of loans is considered to be held for sale and is carried at the lower of cost or fair value (less estimated selling costs).

Real estate held for investment or sale is composed of the following:

                                        June 30,    September 30,
                                          1996           1995
                                        ---------   -------------
                                              (In thousands)

Real estate held for investment          $  3,819       $  3,819
                                         --------       --------

Real estate held for sale                 264,172        354,277
                                         --------       --------

Less:
 Allowance for losses on real estate
  held for investment                         188            193
 Allowance for losses on real estate
  held for sale                           127,770        135,043
                                         --------       --------

                                          127,958        135,236
                                         --------       --------

  Total real estate held for
   investment or sale                    $140,033       $222,860
                                         ========       ========

NOTE 7 - REGULATORY MATTERS:

In connection with the termination of the Bank's written agreement with the OTS in March 1996, the Board of Directors of the Bank adopted a resolution which, among other things, authorizes the Bank: (i) to make tax sharing payments to the B. F. Saul Real Estate Investment Trust of up to $15 million relating to any single fiscal year without OTS approval; and (ii) to declare dividends on its common stock in any quarterly period up to the lesser of (A) 50% of its after tax net income for the immediately preceding quarter or (B) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION

GENERAL. The Bank recorded pre-tax income of $31.1 million and net income of $17.6 million during the June 1996 quarter, compared to pre-tax income of $23.4 million and net income of $15.2 million in the prior corresponding period. The $7.7 million increase in pre-tax income for the current quarter was primarily a result of an increase in credit card loan servicing fee income and gains on sales of loans reflecting the Bank's securitization activity during the June quarter. A $19.8 million increase in loan and deposit servicing fees over the June 1995 quarter contributed to a $28.9 million increase in non-interest income. The Bank's net interest income before provision for loan losses increased $8.0 million primarily as a result of a decline in the Bank's interest expense. Partially offsetting the positive effect of these items on income was a $12.6 million increase in operating expenses and a $16.5 million increase in the provision for loan losses. See "Results of Operations."

At June 30, 1996, the Bank's tangible, core, tier 1 risk-based and total risk-based regulatory capital ratios were 6.30%, 6.30%, 6.91% and 12.04%, respectively. The Bank's capital ratios exceeded the requirements under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") as well as the standards established for "well capitalized" institutions under the prompt corrective action regulations issued pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). On the basis of its balance sheet at June 30, 1996, the Bank met the FIRREA-mandated fully phased-in capital requirements and, on a fully phased-in basis, met the capital standards established for "well capitalized" institutions under the prompt corrective action regulations. See "Capital."

In the June 1996 quarter, the Bank securitized and sold $227.7 million of automobile loan receivables and recognized a gain of $2.7 million in connection with this sale. The Bank also securitized and sold $153.5 million of home loan receivables in the current quarter and recognized a gain of $9.5 million. See "Liquidity."

Real estate owned, net of valuation allowances, declined 6.9% during the June 1996 quarter to $136.4 million at June 30, 1996, from $146.5 million at March 31, 1996. This reduction resulted primarily from sales of residential properties and increased valuation allowances on the real estate owned portfolio. See "REO."

During the June 1996 quarter, the Bank paid, out of the retained earnings of the Bank, cash dividends on its Common Stock in the amount of $500 per share, $200 per share of which was declared during the March 1996 quarter. Subsequent to June 30, 1996, the Bank declared a cash dividend on its Common Stock in the amount of $350 per share, to be paid upon the expiration of the applicable OTS notice period.

ASSET QUALITY.  Non-Performing Assets.  The Bank's level of non-performing
                ---------------------
assets continued to decline during the third quarter of fiscal 1996 from the level at September 30, 1995. The following table sets forth information concerning the Bank's non-performing assets at the dates indicated. The figures shown are after charge-offs and, in the case of real estate acquired in settlement of loans, after all valuation allowances.

                             NON-PERFORMING ASSETS
                            ----------------------
                            (DOLLARS IN THOUSANDS)

================================================================================

                                                                        June 30,       March 31,     September 30,
                                                                          1996           1996            1995
                                                                       -----------   ------------   ---------------
NON-PERFORMING ASSETS:
  Non-accrual loans:
    Residential                                                        $     7,626   $      9,688   $         8,593
    Commercial and multifamily                                                   -            305               194
                                                                       -----------   ------------   ---------------
      Total non-accrual real estate loans                                    7,626          9,993             8,787
  Credit card                                                               20,584         21,030            18,569
  Consumer and other                                                         2,277          1,155               595
                                                                       -----------   ------------   ---------------
      Total non-accrual loans (1)                                           30,487         32,178            27,951
                                                                       -----------   ------------   ---------------
  Real estate acquired in settlement of loans                              264,172        268,566           354,277
  Allowance for losses on real estate acquired in settlement
   of loans                                                               (127,770)      (122,111)         (135,043)
                                                                       -----------   ------------   ---------------
    Real estate acquired in settlement of loans, net                       136,402        146,455           219,234
                                                                       -----------   ------------   ---------------
      Total non-performing assets                                      $   166,889   $    178,633   $       247,185
                                                                       ===========   ============   ===============
Allowance for losses on loans                                          $    71,619   $     60,879   $        60,496
Allowance for losses on real estate held for investment                        188            188               193
Allowance for losses on real estate acquired in settlement
  of loans                                                                 127,770        122,111           135,043
                                                                       -----------   ------------   ---------------
      Total allowances for losses                                      $   199,577   $    183,178   $       195,732
                                                                       ===========   ============   ===============

RATIOS:

  Non-performing assets, net to total assets (2)                              1.89%          2.33%             3.77%

  Allowance for losses on real estate loans to non-accrual
   real estate loans (1) (4)                                                143.55%        112.34%           123.82%

  Allowance for losses on credit card loans to non-accrual
   credit card loans (1) (4)                                                248.16%        219.12%           249.47%

  Allowance for losses on consumer and other loans to
   non-accrual consumer and other loans (1) (4)                             157.71%        309.26%           553.11%

  Allowance for losses on loans to non-accrual loans (1)                    234.92%        189.19%           216.44%

  Allowance for losses on loans to total loans receivable (3)                 2.41%          2.07%             2.05%

================================================================================
(1)  Before deduction of allowance for losses.
(2) Non-performing assets is presented after the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. real estate held for investment or sale.
(3) Includes loans receivable and loans held for sale and/or securitization , before deduction of allowance for losses on loans.
(4) Excludes a $6.0 million unallocated valuation allowance at June 30, 1996 which can be used to offset losses on any of the Bank's loan portfolios.

Non-performing assets include non-accrual loans (loans contractually past due 90 days or more or with respect to which other factors indicate that full payment of principal and interest is unlikely) and real estate acquired in settlement of loans, either through foreclosure or deed-in-lieu of foreclosure.

Non-performing assets totaled $166.9 million, after valuation allowances on real estate held for sale or real estate owned ("REO") of $127.8 million, at June 30, 1996, compared to $178.6 million, after valuation allowances on REO of $122.1 million, at March 31, 1996. In addition to the valuation allowances on REO, the Bank maintained $1.5 million of valuation allowances on its non-accrual loans at June 30, 1996 compared to $1.6 million at March 31, 1996. The decrease in non-performing assets for the current quarter was primarily attributable to a net decrease in REO of $10.1 million. See "REO."

Non-accrual Loans.  The Bank's non-accrual loans totaled $30.5 million at June
-----------------
30, 1996, as compared to $32.2 million at March 31, 1996. At June 30, 1996, non-accrual loans consisted of $7.6 million of non-accrual real estate loans, $20.6 million of non-accrual credit card loans and $2.3 million of non-accrual consumer and other loans.

REO.  At June 30, 1996, the Bank's REO totaled $136.4 million, after valuation
---
allowances on such assets of $127.8 million. The principal component of REO consists of the five planned unit developments (the "Communities"), which had an aggregate book value of $102.8 million at that date. Four of the five Communities are under active development. However, as a result of the sale in the December 1995 quarter of the remaining residential lots in two of the Communities, the Bank owns only commercial land in two of the four active Communities.

During the three months ended June 30, 1996, REO decreased $10.1 million. This decrease was primarily attributable to sales in the Communities and other residential properties and an increase in the valuation allowances against these properties.

During the three months ended June 30, 1996, the Bank received revenues of approximately $8.1 million upon the disposition of REO, which consisted of 147 residential lots or units in the Communities and other smaller residential properties ($7.5 million) and various single-family residential properties ($0.6 million).

At June 30, 1996, the Bank had executed contracts to sell two additional REO properties at their aggregate book value of $9.2 million at that date.

In addition to the active Communities, REO includes a fifth Community, consisting of approximately 2,400 acres in Loudoun County, Virginia, which is in the pre-development stage.

Potential Problem Assets.  Although not considered non-performing assets,
-------------------------
primarily because the loans are not 90 or more days past due and the borrowers have not abandoned control of the properties, potential problem assets are experiencing problems sufficient to cause management to have serious doubts as to the ability of the borrowers to comply with present repayment terms. The majority of the Bank's potential problem assets involve borrowers or properties experiencing cash flow problems. At June 30, 1996, potential problem assets totaled $6.4 million, before valuation allowances of $1.2 million, as compared to $7.1 million, before valuation allowances of $1.4 million, at March 31, 1996. The $0.7 million decrease in potential problem assets was primarily attributable to net principal reductions.

Delinquent Loans.  At June 30, 1996, delinquent loans totaled $47.7 million (or
-----------------
1.6% of loans) compared to $41.6 million (or 1.4% of loans) at March 31, 1996. The following table sets forth information regarding the Bank's delinquent loans at June 30, 1996.

                                           Principal Balance                  Total as a
                                   ------------------------------------
                                   Mortgage     Non-Mortgage                  Percentage
                                    Loans         Loans              Total    of Loans (1)
                                   --------     ------------       ---------  ------------
                                            (Dollars in thousands)
Loans delinquent for:
30-59 days.............            $  5,339       $  26,601        $  31,940        1.1%
60-89 days.............               1,187          14,527           15,714        0.5%
                                   --------       ---------        ---------     ---------
  Total................            $  6,526       $  41,128        $  47,654        1.6%
                                   ========       =========        =========     =========

----------------
(1)Includes loans held for sale and/or securitization, before deduction of reserves.

Mortgage loans classified as delinquent 30-89 days consists entirely of single-family permanent residential mortgage loans and home equity credit line loans. Total delinquent mortgage loans were $6.5 million at June 30, 1996 compared to $6.4 million at March 31, 1996.

Non-mortgage loans (principally credit card loans) delinquent 30-89 days increased to $41.1 million at June 30, 1996 from $35.2 million at March 31, 1996, and increased as a percentage of total non-mortgage loans to 3.4% from 2.7%. The increased percentage of delinquent non-mortgage loans to total non-mortgage loans outstanding resulted primarily from the increase in delinquent non-mortgage loans, but also reflected the securitization and sale of $227.7 million of automobile loan receivables and $153.5 million of home loan receivables, which transactions reduced the Bank's portfolio of non-mortgage loans.

Troubled Debt Restructurings.  At June 30, 1996, loans accounted for as troubled
----------------------------
debt restructurings totalled $14.4 million and included two commercial permanent loans with principal balances totaling $13.2 million, one residential ground loan with a principal balance of $0.6 million and one commercial collateralized loan with a principal balance of $0.6 million. The $1.2 million decrease in loans accounted for as troubled debt restructurings from $15.6 million at March 31, 1996 resulted from net principal reductions. At June 30, 1996, the Bank had commitments to lend $0.7 million of additional funds on loans that have been restructured.

Real Estate Held for Investment.  At June 30, 1996 and September 30, 1995, real
-------------------------------
estate held for investment consisted of two properties with an aggregate book value of $3.6 million, net of valuation allowances of $0.2 million.

Allowances for Losses. The following tables show loss experience by asset type
---------------------
and the components of the allowance for losses on loans and the allowance for losses on real estate held for investment or sale. These tables reflect charge-offs taken against assets during the periods indicated and may include charge-offs taken against assets which the Bank disposed of during such periods.

              COMPONENTS OF ALLOWANCE FOR LOSSES ON LOANS BY TYPE
              ---------------------------------------------------
                            (DOLLARS IN THOUSANDS)

================================================================================

                                                   June 30,                    March 31,               September 30,
                                                     1996                        1996                       1995
                                           -----------------------      ------------------------     ------------------------
                                                        Percent of                   Percent of                   Percent of
                                                         Loans to                     Loans to                     Loans to
                                            Amount     Total Loans       Amount     Total Loans       Amount     Total Loans
                                           --------   -------------     --------   -------------     --------   -------------
Balance at end of period allocated to:


Residential permanent                      $     896       50.8%        $    992       48.1%         $     929        47.3%

Home equity                                      374        3.3              307        2.5                164         1.0

Commercial and multifamily                     8,402        2.7            8,453        2.8              8,523         2.9

Residential construction                         862        0.6            1,031        0.7              1,159         0.8

Commercial construction                           21        0.1               16        0.1                 56         0.2

Ground                                           392        1.3              427        1.4                 49         0.1

Credit card                                   51,081       32.4           46,081       30.2             46,325        34.4

Consumer and other                             3,591        8.8            3,572       14.2              3,291        13.3

Unallocated                                    6,000          -                -          -                  -           -
                                           ---------                    --------                     ---------
     Total                                 $  71,619                    $ 60,879                     $  60,496
                                           =========                    ========                     =========

--------------------------------------------------------------------------------

              ANALYSIS OF ALLOWANCE FOR AND CHARGE-OFFS OF LOANS
              --------------------------------------------------
                            (DOLLARS IN THOUSANDS)

==========================================================================================================
                                                                                           Three  Months
                                                             Nine Months Ended                 Ended
                                                                  June 30,                    June 30,
                                                        ---------------------------
                                                            1996           1995                1996
                                                        ------------   ------------        ------------
Balance at beginning of period                          $    60,496    $    50,205         $    60,879
                                                        ------------   ------------        ------------

Provision for loan losses                                    70,825         35,829              30,062
                                                        ------------   ------------        ------------

Charge-offs:
   Residential                                                  655            866                 229
   Credit card                                               62,804         34,617              20,163
   Other                                                      4,790          2,369               1,745
                                                        ------------   ------------        ------------
     Total charge-offs                                       68,249         37,852              22,137
                                                        ------------   ------------        ------------

Recoveries:
   Residential                                                   16             14                  10
   Credit card                                                8,172          8,388               2,686
   Other                                                        359            491                 119
                                                        ------------   ------------        ------------
     Total recoveries                                         8,547          8,893               2,815
                                                        ------------   ------------        ------------

Charge-offs,  net of recoveries                              59,702         28,959              19,322
                                                        ------------   ------------        ------------

Balance at end of period                                $    71,619    $    57,075              71,619
                                                        ============   ============        ============

Provision for loan losses to average loans (1) (2)             3.28%          1.60%               4.10%
Net loan charge-offs to average loans (1) (2)                  2.77%          1.29%               2.63%
Ending allowance for losses on loans to total
 loans (2) (3)                                                 2.43%          1.95%               2.43%
==========================================================================================================

(1) Annualized.
(2) Includes loans held for sale and/or securitization.
(3) Before deduction of reserves


                      COMPONENTS OF ALLOWANCE FOR LOSSES
                     ------------------------------------
                  ON REAL ESTATE HELD FOR INVESTMENT OR SALE
                 --------------------------------------------
                                (IN THOUSANDS)
================================================================================


                                             June 30,   March 31,  September 30,
                                               1996       1996         1995
                                          -----------  ----------- -------------
Allowance for losses on
 real estate
  held for investment                     $      188   $      188  $        193
                                          -----------  ----------- -------------


Allowance for losses on
 real estate
  held for sale:
    Residential                                  160          115           184
    Home equity                                   38           35             2
    Ground                                   127,572      121,961       134,857
                                          -----------  -----------  ------------
      Total                                  127,770      122,111       135,043
                                          -----------  -----------  ------------
Total allowance for losses  on real
estate held for investment or sale        $  127,958   $ 122,299    $   135,236
                                          ===========  ===========  ============

================================================================================

                 ANALYSIS OF ALLOWANCE FOR AND CHARGE-OFFS OF
                 --------------------------------------------
                    REAL ESTATE HELD FOR INVESTMENT OR SALE
                    ---------------------------------------
                                (IN THOUSANDS)
 -------------------------------------------------------------------------------

                                                                                 Three Months
                                                 Nine Months Ended                  Ended
                                                       June 30,                    June 30,
                                             -------------------------------
                                                1996               1995               1996
                                             -----------       -------------      --------------
Balance at beginning of period:
   Real estate held for investment           $        193      $    9,899         $        188
   Real estate held for sale                      135,043         109,074              122,111
                                             ------------      -------------      ------------
     Total                                        135,236         118,973              122,299
                                             ------------      -------------      ------------

Provision for real estate losses:
   Real estate held for investment                     (5)         (8,556)                   -
   Real estate held for sale                       20,157          24,556                7,197
                                             ------------      -------------      ------------
     Total                                         20,152          16,000                7,197
                                             ------------      -------------      ------------

Charge-offs:

   Real estate held for investment:
   Commercial ground                                    -             750                    -
                                             ------------      -------------    --------------
     Total                                              -             750                    -
                                             ------------      -------------    --------------

   Real estate held for sale:
   Residential construction                             -           1,924                    -
   Commercial construction                              -             933                    -
   Commercial ground                                    -             925                    -
   Residential ground                              27,430             103                1,538
                                             ------------      -------------    --------------
     Total                                         27,430           3,885                1,538
                                             ------------      -------------    --------------

   Total charge-offs on real estate
     held for investment or sale                   27,430           4,635                1,538
                                             ------------      -------------    --------------



Balance at end of period:
   Real estate held for investment                    188           1,343                  188
   Real estate held for sale                      127,770         129,745              127,770
                                               ----------       ------------    --------------
     Total                                     $  127,958       $ 130,338       $      127,958
                                               ==========       ============    ==============


--------------------------------------------------------------------------------

The Bank maintains valuation allowances for estimated losses on loans and real estate. The Bank's total valuation allowances for losses on loans and real estate held for investment or sale increased by $16.4 million from the level at March 31, 1996 to $199.6 million at June 30, 1996. The $16.4 million increase was primarily attributable to increased valuation allowances on credit card loans and real estate held for investment or sale, as well as the Bank's establishment during the June 1996 quarter of a $6.0 million unallocated valuation allowance to offset losses from any of the Bank's loan portfolios.

The allowance for losses on loans secured by real estate and real estate held for investment or sale totaled $138.9 million at June 30, 1996, which constituted 51.1% of total non-performing real estate assets, before valuation allowances. This amount represented a $5.4 million increase from the March 31, 1996 level of $133.5 million, or 47.9% of total non-performing real estate assets, before valuation allowances at that date.

During the nine months ended June 30, 1996, the Bank provided an additional $20.9 million of valuation allowances on loans secured by real estate and real estate held for investment or sale and recorded net charge-offs of $28.1 million on these assets. The allowance for losses on real estate held for sale at June 30, 1996 is in addition to approximately $53.3 million of cumulative charge-offs previously taken against assets remaining in the Bank's portfolio at June 30, 1996.

During the June 1996 quarter, the Bank provided an additional $2.0 million of general valuation allowances against its Communities pursuant to its policy of providing additional general valuation allowances equal to, or in excess of, the amount of the net earnings generated by the development and sale of land in the Communities.

Net charge-offs of credit card loans for the nine months ended June 30, 1996 were $54.6 million, compared to $26.2 million for the nine months ended June 30, 1995. The increase in net charge-offs resulted primarily from continued maturation of the Bank's portfolio and reflects the industry-wide decline in the performance of credit card loans. The allowance for losses on credit card loans increased to $51.1 million at June 30, 1996 from $46.1 million at March 31, 1996. The increase in such allowance for losses resulted primarily from an increase in the reserve percentage used to calculate allowances for losses reflecting the recent trend of increased charge-offs and an increase in the ending balance of such loans. The ratios of the allowance for such losses to non-performing credit card loans and to outstanding credit card loans increased to 248.2% and 5.3%, respectively, at June 30, 1996 from 219.1% and 5.2%, respectively, at March 31, 1996.

The allowance for losses on consumer and other loans remained constant at $3.6 million from March 31, 1996 to June 30, 1996. The ratios of the allowances for losses on consumer and other loans to non-performing consumer and other loans and to outstanding consumer and other loans were 157.7% and 1.4%, respectively, at June 30, 1996 compared to 309.3% and 0.9%, respectively, at March 31, 1996.

ASSET AND LIABILITY MANAGEMENT. A key element of banking is the monitoring and management of liquidity risk and interest-rate risk. The process of planning and controlling asset and liability mixes, volumes and maturities to stabilize the net interest spread is referred to as asset and liability management. The objective of asset and liability management is to maximize the net interest yield within the constraints imposed by prudent lending and investing practices, liquidity needs and capital planning.

The following table presents the interest rate sensitivity of the Bank's interest-earning assets and interest-bearing liabilities at June 30, 1996, which reflects management's estimate of mortgage loan prepayments and amortization and provisions for adjustable interest rates. Adjustable and floating rate loans are included in the period in which their interest rates are next scheduled to adjust, and prepayment rates are assumed for the Bank's loans based on recent actual experience. Statement savings and passbook accounts with balances under $20,000 are classified based upon management's assumed attrition rate of 17.5%, and those with balances of $20,000 or more, as well as all NOW accounts, are assumed to be subject to repricing within six months or less.

                     INTEREST RATE SENSITIVITY TABLE (GAP)
                     -------------------------------------
                            (DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------

                                                         More than        More than      More than
                                                         Six Months       One Year       Three Years
                                          Six Months       through          through        through        More than
                                            or Less       One Year       Three Years     Five  Years      Five Years       Total
                                         ------------   -----------     -------------   -------------    ------------   -----------
As of June 30, 1996
Mortgage loans:
  Adjustable-rate                        $    292,293   $   244,219     $     687,275   $     135,152    $      8,792   $ 1,367,731
  Fixed-rate                                   12,717         8,542            37,363          81,426          30,398       170,446
  Loans held for sale                         102,079         -                 -               -               -           102,079
  Home equity credit lines
  and second mortgages                         20,432           195               646             473           1,213        22,959
Credit card and other                         877,802        17,886            39,222          24,198          11,178       970,286
Loans held for securitization
and sale                                      315,000         -                 -               -               -           315,000
Mortgage-backed securities                    198,785       324,695           306,489           5,765          11,295       847,029
Other investments                             375,237         -                 4,995           -               -           380,232
                                         ------------   -----------     -------------   -------------    ------------   -----------
  Total interest-earning assets             2,194,345       595,537         1,075,990         247,014          62,876     4,175,762
Total non - interest earning assets             -             -                 -               -             844,757       844,757
  Total assets                           $  2,194,345   $   595,537     $   1,075,990   $     247,014    $    907,633   $ 5,020,519
                                         ============   ===========     =============   =============    ============   ===========

Deposits:
  Fixed maturity deposits                $    649,772   $   266,493     $     191,463   $     109,907    $      -       $ 1,217,635
  NOW, statement and passbook accounts      1,390,450        40,649           135,386          92,147         196,376     1,855,008
  Money market deposit accounts             1,000,733         -                 -               -               -         1,000,733
Borrowings:
  Capital notes - subordinated                 10,000         -                 -               -             150,000       160,000
  Other                                       117,193         3,125             3,968           9,695           7,229       141,210
                                         ------------   -----------     -------------   -------------    ------------   -----------
  Total interest-bearing liabilities        3,168,148       310,267           330,817         211,749         353,605     4,374,586
Total non-interest bearing
liabilities                                     -             -                 -               -             288,964       288,964
Stockholders' equity                            -             -                 -               -             356,969       356,969
  Total liabilities &
  stockholders' equity                   $  3,168,148   $   310,267     $     330,817   $     211,749    $    999,538   $ 5,020,519
                                         ============   ===========     =============   =============    ============   ===========

Gap                                         ($973,803)     $285,270          $745,173         $35,265       ($290,729)
Cumulative gap                              ($973,803)    ($688,533)          $56,640         $91,905       ($198,824)
Cumulative gap as a percentage
  of total assets                               (19.4)%       (13.7)%             1.1%            1.8%           (4.0)%

--------------------------------------------------------------------------------

The interest sensitivity "gap" shown in the table represents the sum of all interest-earning assets minus all interest-bearing liabilities subject to repricing within the same period. The one-year gap, as a percentage of total assets, was a negative 13.7% at June 30, 1996, compared to a negative 14.1% at March 31, 1996. A negative gap like that shown for the Bank implies that, if market rates rise, the Bank's average cost of funds will increase more rapidly than the concurrent increase in the average yield on interest-earning assets.

TAX SHARING PAYMENTS. During the June 1996 quarter, the Bank made a tax sharing payment of $5.0 million to B. F. Saul Real Estate Investment Trust (the "Trust"), which owns 80% of the Bank's Common Stock. Subsequent to June 30, 1996, the Bank made an additional tax sharing payment of $2.7 million to the Trust.

CAPITAL. At June 30, 1996, the Bank was in compliance with all of its regulatory capital requirements under FIRREA, and its capital ratios exceeded the ratios established for "well capitalized" institutions under OTS prompt corrective action regulations. On the basis of its June 30, 1996 balance sheet, the Bank also met the fully phased-in capital requirements under FIRREA that took effect on July 1, 1996 as the last of the phase-in periods for the deductions from capital expired and, after giving effect to those deductions, met the capital standards for "well capitalized" institutions under the prompt corrective action regulations.

The following table shows the Bank's regulatory capital levels at June 30, 1996 in relation to the regulatory requirements in effect at that date. The information below is based upon the Bank's understanding of the regulations and interpretations currently in effect and may be subject to change.

                              REGULATORY  CAPITAL
                              -------------------
                            (DOLLARS IN THOUSANDS)

================================================================================

                                                                                        Minimum                    Excess
                                                         Actual                   Capital Requirement              Capital
                                              -----------------------------    --------------------------   ------------------------
                                                                  As a %                      As a %                        As a %
                                                                    of                          of                            of
                                                 Amount           Assets         Amount       Assets          Amount        Assets
                                              -------------   ------------     -----------   ----------     ----------   -----------

Capital per financial statements              $    356,969
   Net unrealized holding losses (1)                 2,210
                                              -------------
Adjusted capital                                   359,179

Adjustments for tangible and core capital:
   Intangible assets                               (42,213)
   Non-includable subsidiaries (2) (4)              (2,078)
   Non-qualifying purchased/originated
    loan servicing                                  (1,410)
                                              -------------
      Total tangible capital                       313,478          6.30%      $   74,634        1.50%      $  238,844       4.80 %
                                              -------------   ============     ===========   ==========     ===========  ===========

      Total core capital (3) (4)                   313,478          6.30%      $  199,023        4.00%      $  114,455       2.30 %
                                              -------------   ============     ===========   ==========     ===========  ===========

      Tier 1 risk-based capital (3)                313,478          6.91%      $  181,511        4.00%      $  131,967       2.91 %
                                               ------------   ============     ===========   ==========     ===========  ===========

Adjustments for risk-based capital:
   Subordinated capital debentures                 150,000
   Allowance for general loan losses                64,387
                                              -------------
      Total supplementary capital                  214,387
   Excess allowance for loan losses                 (7,570)
                                              -------------
   Adjusted supplementary capital                  206,817
                                              -------------
      Total available capital                      520,295
   Equity investments (2)                          (20,169)
                                              -------------
      Total risk-based capital (3)            $    500,126         12.04 %     $  363,022         8.00%     $  137,104       4.04 %
                                              =============   =============    ===========   ===========    ===========  ===========


--------------------------------------------------------------------------------
(1) Pursuant to OTS policy, net unrealized holding gains (losses) are excluded from regulatory capital.
(2) Reflects an aggregate offset of $1.3 million representing the allowance for general loan losses maintained against the Bank's equity investments and non-includable subsidiaries which, pursuant to OTS guidelines, is available as a "credit" against the deductions from capital otherwise required for such investments.
(3) Under the OTS "prompt corrective action" regulations, the standards for classification as "well capitalized" are a leverage (or "core capital") ratio of at least 5.0%, a tier 1 risk-based capital ratio of at least 6.0% and a total risk-based capital ratio of at least 10.0%.
(4) Effective July 1, 1996, the percentage of non-includable subsidiaries required to be phased out from core capital increased from 60% to 100%. If this phase-out had been in effect at June 30, 1996, the Bank's tangible, core and risk-based regulatory capital ratios would have been 6.27%, 6.27% and 12.00%.

Regulatory Action and Requirements.  In connection with the termination of the
----------------------------------
Bank's written agreement, the Board of Directors of the Bank adopted a resolution which, among other things, authorizes the Bank: (i) to make tax sharing payments to the Trust of up to $15 million relating to any single fiscal year without OTS approval; and (ii) to declare dividends on its common stock in any quarterly period up to the lesser of (A) 50% of its after tax net income for the immediately preceding quarter or (B) 50% of the average quarterly after tax net income for the immediately preceding four quarter period, minus (in either case) dividends declared on the Bank's preferred stock during that quarterly period. The resolution also provides that the Bank will present a plan annually to the OTS detailing anticipated consumer loan securitization activity.

OTS capital regulations provide a five-year holding period (or such longer period as may be approved by the OTS) for REO to qualify for an exception from treatment as an equity investment. If an REO property is considered an equity investment, its then-current book value is deducted from total risk-based capital. In September 1995, the Bank received from the OTS an extension through September 29, 1996 of the five-year holding period for certain of its REO properties acquired through foreclosure in fiscal 1990 and fiscal 1991. The following table sets forth the Bank's REO at June 30, 1996, after valuation allowances of $127.8 million, by the fiscal year in which the property was acquired through foreclosure.

     Fiscal Year                        (In thousands)
     -----------                        --------------

     1990 (1) (2)......                 $ 38,958
     1991 (2)..........                   75,641
     1992..............                    3,339
     1993..............                    4,853
     1994..............                    1,474
     1995..............                    8,979
     1996..............                    3,158
                                        --------
        Total REO..                     $136,402
                                        ========

_______________________
(1) Includes REO with an aggregate net book value of $20.2 million, which the Bank treats as equity investments for regulatory capital purposes.
(2) Includes REO with an aggregate net book value of $92.5 million, for which the Bank received an extension of the five-year holding period through September 29, 1996.

Although the Bank's regulatory capital ratios on a fully phased-in basis at June 30, 1996 would meet the ratios established for "well capitalized" institutions, there can be no assurance that the Bank will be able to maintain levels of capital sufficient to continue to meet the standards for classification as "well capitalized" under the prompt corrective action standards.

Deposit Insurance Premiums. Thrift institutions insured by the Savings
--------------------------
Association Insurance Fund ("SAIF"), including the Bank, currently pay substantially higher deposit insurance premiums than similarly situated commercial banks insured by the Bank Insurance Fund ("BIF"). Legislation designed to reduce or eliminate the disparity between BIF and SAIF insurance premiums by, among other things, imposing on thrift institutions a one-time assessment estimated to be up to 85 basis points on their SAIF-insured deposits to capitalize the SAIF, remains under consideration by Congress although it remains unclear if, and in what form, such legislation will be enacted. In the absence of such legislation, the Bank and other SAIF-insured institutions will continue to pay higher deposit insurance premiums than commercial banks, which could lead to a competitive disadvantage in the pricing of loans and deposits and additional operating expenses. In addition, regulators have recently begun approving applications by several thrift organizations to establish or acquire BIF-insured affiliates and prolonged continuation of the disparity in deposit insurance premiums could lead to more widespread efforts to shift insured deposits from SAIF to BIF thus further destabilizing the SAIF.

Bad Debt Reserves.  Provisions that would repeal the thrift bad debt provisions
-----------------
of the Internal Revenue Code have been included in the Small Business Jobs Protection Act of 1996 that passed the House of Representatives and the Senate on August 2, 1996. The bad debt provisions of this legislation also would require thrifts to recapture and pay tax on bad debt reserves accumulated since 1987 over a six year period, beginning with a thrift's first taxable year starting after December 31, 1995 (or, if the thrift meets a loan origination test, beginning up to two years later). Bad debt reserves accumulated prior to 1988 would not have to be recaptured under this legislation. Enactment of this legislation will not have a material impact on the Bank's financial statements which already reflect a tax liability related to the bad debt reserves accumulated since 1987.

LIQUIDITY. The Bank's average liquidity ratio for the month ended June 30, 1996 was 21.1%, compared to 22.7% for the month ended March 31, 1996. Additionally, the Bank met the liquidity level requirements imposed by the OTS for each month of the first nine months of fiscal 1996.

In recent periods, the proceeds from the securitization and sale of credit card, home equity credit line, automobile and home improvement and other consumer loan receivables have been significant sources of liquidity for the Bank. The Bank securitized and sold $699.0 million of credit card receivables, $475.3 million of automobile loan receivables and $153.5 million of home loan receivables during the first nine months of fiscal 1996. Additionally, during the March 1996 quarter, the Bank securitized and sold $42.1 million of amounts on deposit in certain spread accounts established in connection with certain of the Bank's outstanding credit card securitizations. At June 30, 1996, the Bank was considering the securitization and sale of the following receivables: (i) approximately $650.0 million of credit card receivables, including $180.0 million of receivables outstanding at June 30, 1996 and $470.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending December 31, 1996; (ii) approximately $325.0 million of automobile loan receivables, including

$50.0 million of receivables outstanding at June 30, 1996 and $275.0 million of receivables which the Bank expects to become available through additional fundings during the six months ending December 31, 1996; and (iii) approximately $100.0 million of home equity credit line receivables, including $85.0 million of receivables outstanding at June 30, 1996 and $15.0 million of receivables which the Bank expects to become available through additional fundings or maturation of existing transactions during the six months ending December 31, 1996. To the extent these receivables were outstanding at June 30, 1996, such receivables are classified as held for securitization and sale in the Condensed Consolidated Statements of Financial Condition. As part of its operating strategy, the Bank will continue to explore opportunities to securitize and sell credit card, home equity credit line, automobile and home loan receivables to meet liquidity and other balance sheet objectives.

The Bank is obligated under various recourse provisions related to the securitization and sale of receivables. Of the $4.9 billion of outstanding trust certificate balances at June 30, 1996, the primary recourse to the Bank was approximately $108.5 million. The Bank is also obligated under various recourse provisions related to the swap of single-family residential loans for participation certificates issued to the Bank by the Federal Home Loan Mortgage Corporation. At June 30, 1996, recourse to the Bank under these arrangements was approximately $4.3 million.

There were no material commitments for capital expenditures at June 30, 1996.

The Bank's liquidity requirements in fiscal 1996 and for years subsequent to fiscal 1996 will continue to be affected both by the asset size of the Bank, the growth of which will be constrained by capital requirements, and the composition of the asset portfolio. Management believes that the Bank's primary sources of funds, described above, will be sufficient to meet the Bank's foreseeable long-term liquidity needs. The mix of funding sources utilized from time to time will be determined by a number of factors, including capital planning objectives, lending and investment strategies and market conditions.

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 1996 COMPARED TO THREE MONTHS ENDED JUNE 30, 1995

OVERVIEW. The Bank recorded pre-tax income of $31.1 million and net income of $17.6 million for the three months ended June 30, 1996 (the "1996 quarter"), compared to pre-tax income of $23.4 million and net income of $15.2 million for the three months ended June 30, 1995 (the "1995 quarter"). The increase in income for the 1996 quarter was primarily attributable to a $28.9 million increase in other (non-interest) income resulting primarily from an increase in loan and deposit servicing fees. In addition, the Bank's net interest income before provision for loan losses increased $8.0 million primarily as a result of a decline in the Bank's interest expense. These increases were partially offset by a $12.6 million increase in operating expenses and a $16.5 million increase in the provision for loan losses.

NET INTEREST INCOME. Net interest income, before the provision for loan losses, increased $8.0 million (or 17.4%) in the 1996 quarter. The Bank would have recorded interest income of $1.9 million for the 1996 quarter if the Bank's non-accrual assets and restructured loans had been current in accordance with their original terms. Interest income of $0.4 million was actually recorded on non-accrual assets and restructured loans for the 1996 quarter. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-Performing Assets."

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

                         NET INTEREST MARGIN ANALYSIS
                         ----------------------------
                            (DOLLARS IN THOUSANDS)
 -------------------------------------------------------------------------------

                                                                     Three Months Ended June 30,
                                                                      ---------------------------
                                                            1996                                  1995
                                                            ----                                  ----
                                                       Average                   Yield/      Average                   Yield/
                                                       Balances      Interest     Rate      Balances      Interest     Rate
                                                       --------      --------    ------     --------      --------     ------
Assets:
 Interest-earning assets:
  Loans receivable, net (1)                        $  2,935,244    $  82,690       11.27%  $  3,261,730   $   79,858   9.79%
  Mortgage-backed securities                            756,641       11,481        6.07        969,236       15,217   6.28
  Securities purchased under agreements
   to resell and federal funds sold                     230,889        3,066        5.31         52,403          792   6.05
  Trading securities                                     16,396          281        6.86          3,842           76   7.91
  Investment securities                                   5,532           74        5.35          4,403           49   4.45
  Other interest-earning assets                         155,837        1,673        4.29        110,324        1,180   4.28
                                                   ------------    ---------        ----     ----------     --------  -------
     Total                                            4,100,539       99,265        9.68      4,401,938       97,172   8.83
                                                   ------------    ---------        ----     ----------     --------  -------
 Noninterest-earning assets:
  Cash                                                  169,883                                 132,938
  Real estate held for investment or sale               148,533                                 287,462
  Property and equipment, net                           199,090                                 153,580
  Cost in excess of net assets acquired, net             42,144                                  46,205
  Other assets                                          268,131                                 154,687
                                                   ------------                              ----------
     Total assets                                  $  4,928,320                            $  5,176,810
                                                   ============                              ==========

Liabilites and stockholders' equity:
 Interest-bearing liabilities:
  Deposit accounts:
   Demand deposits                                 $    950,959        5,683        2.39   $    875,599        5,902   2.70
   Savings deposits                                     954,954        8,038        3.37        986,373        8,276   3.36
   Time deposits                                      1,249,602       16,770        5.37      1,122,574       15,293   5.45
   Money market deposits                                993,476        9,438        3.80      1,034,252       10,183   3.94
                                                   ------------    ----------       ----     ----------       ------
   Total deposits                                     4,148,991       39,929        3.85      4,018,798       39,654   3.95
  Borrowings                                            292,830        5,472        7.47        685,410       11,623   6.78
                                                   ------------    ---------        ----     ----------       ------   ----
   Total                                              4,441,821       45,401        4.09      4,704,208       51,277   4.36
                                                   ------------    ---------        ----     ----------       ------   ----
Noninterest-bearing items:
  Noninterest-bearing deposits                           80,336                                  78,517
  Other liabilities                                      61,672                                  85,951
  Stockholders' equity                                  344,491                                 308,134
                                                   ------------                              ----------
     Total liabilities and stockholders' equity    $  4,928,320                            $  5,176,810
                                                   ============                              ==========

Net interest income                                                $  53,864                               $  45,895
                                                                   =========                                  ======
Net interest spread (2)                                                             5.59%                              4.47%
                                                                                    =====                              ====
Net yield on                                                                        5.25%                              4.17%
                                                                                    =====
 interest-earning assets (3)                                                                                          =====
Interest-earning assets to interest-bearing liabilities                            92.32%                             93.57%
                                                                                   ======                             =====

__________________________________________________
(1) Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the Condensed Consolidated Statements of Operations; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans.
(2) Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.
(3) Equals annualized net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

                VOLUME AND RATE CHANGES IN NET INTEREST INCOME
                ----------------------------------------------
                                (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                      Three Months Ended June 30, 1996
                                                                Compared to
                                                      Three Months Ended June 30, 1995
                                                            Increase (Decrease)
                                                            Due to Change in (1)
                                                   --------------------------------------
                                                                                  Total
                                                      Volume         Rate        Change
                                                   -----------    ---------    ----------
Interest income:
      Loans (2)                                    $  (37,332)    $ 40,164     $   2,832
      Mortgage-backed securities                       (3,242)        (494)       (3,736)
      Securities purchased under agreements
        to resell and federal funds sold                2,944         (670)        2,274
      Trading securities                                  276          (71)          205
      Investment securities                                14           11            25
      Other interest-earning assets                       487            6           493
                                                   -----------    ---------    ----------
        Total interest income                         (36,853)      38,946         2,093
                                                   -----------    ---------    ----------

Interest expense:
      Deposit accounts                                  4,666       (4,391)          275
      Borrowings                                      (13,255)       7,104        (6,151)
                                                   -----------    ---------    ----------
        Total interest expense                         (8,589)       2,713        (5,876)
                                                   -----------    ---------    ----------

Increase (decrease) in
      net interest income                          $  (28,264)    $ 36,233     $   7,969
                                                   ===========    =========    ==========

--------------------------------------------------------------------------------
(1) The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.
(2) Includes loans held for sale and/or securitization.

Interest income in the 1996 quarter increased $2.1 million or (2.2%) from the level in the 1995 quarter primarily as a result of higher average yields earned by the Bank on its loan portfolio. Higher average balances of securities purchased under agreements to resell and federal funds sold also contributed to the increase in interest income. Lower average balances of loans receivable and mortgage-backed securities partially offset the effect on interest income of the higher average yields and higher average balances.

The Bank's net yield on interest-earning assets increased to 5.25% in the 1996 quarter from 4.17% in the 1995 quarter. The increase primarily reflected the upward adjustment of interest rates on certain of the Bank's adjustable-rate products to reflect the expiration of introductory rates on certain products and higher yields on credit card and automobile loans.

Interest income on loans, the largest category of interest-earning assets, increased by $2.8 million (or 3.6%) from the 1995 quarter primarily because of higher average yields.

The average yield on the loan portfolio in the 1996 quarter increased by 148 basis points (to 11.27% from 9.79%) from the average yield in the 1995 quarter which contributed to a $40.2 million increase in interest income earned on loans, shown in the table above. The higher yields were primarily due to increases in the average yield on credit card loans from 15.41% to 19.92% and on automobile loans from 6.78% to 11.63%. The increase in the average yield on credit card loans was primarily a result of the expiration of promotional introductory rates and the increase in the average yield on automobile loans was primarily due to higher yielding nonprime loans originated by one of the Bank's operating subsidiaries.

Lower average balances on the loan portfolio, which partially offset the effect of the higher average yields, contributed to a decline of $37.4 million in interest income earned on loans, shown in the table above. Average balances of credit card receivables, automobile loans, and home equity credit line loans decreased $237.4 million (or 20.6%), $117.1 million (or 33.8%) and $43.1 million (or 33.0%), respectively, from the 1995 quarter as a result of the increased securitization and sale activity by the Bank over the preceding twelve month period. Higher average balances of consumer loans other than automobile loans, principally home improvement loans, partially offset the lower average balances discussed above. An increase of $96.5 million (or 89.9%) in the average balances of other consumer loans, due largely to an increase in the origination volume of home improvement loans, resulted in an increase of $2.8 million (or 82.2%) in interest income from these assets.

Interest income on mortgage-backed securities decreased $3.7 million (or 24.6%) primarily because of lower average balances. The reduced mortgage-backed securities balances in the 1996 quarter reflected the effects of scheduled principal paydowns and unscheduled principal prepayments which was partially offset by the purchase of $135.1 million of mortgage-backed securities in the 1996 quarter.

Other interest income increased $2.8 million (or 140.3%) in the 1996 quarter primarily as a result of higher average balances on securities purchased under agreements to resell and federal funds sold which increased $178.5 million (or 340.6%), and, to a lesser extent, higher average balances and higher average yields on other interest-earning assets.

Interest expense decreased $5.9 million (or 11.5%) for the 1996 quarter primarily because of a decrease of $392.6 million (or 57.3%) in the average balances of the Bank's borrowings. The decline in the average balances of borrowings resulted in a decrease of $6.2 million in interest expense for the 1996 quarter for such liabilities. The decrease in interest paid on borrowings is primarily due to a $4.5 million and a $1.3 million decrease in interest expense on securities sold under repurchase agreements and Federal Home Loan Bank advances, respectively, resulting from lower average balances of such borrowings. The positive effect of the lower average balances was partially offset by an increase in the average borrowing rate (to 7.47% from 6.78%).

The decrease in interest expense on borrowings was partially offset by a $0.3 million increase in interest expense on deposits, the largest category of interest-bearing liabilities. A $4.7 million increase in interest expense on deposits, shown in the table above and primarily due to higher average balances of such deposits, was partially offset by a $4.4 million decrease in interest expense on deposits, shown in the table above, as a result of a decline in the average rates on deposits (to 3.85% from 3.95%).

PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased to $30.1 million in the 1996 quarter from $13.6 million in the 1995 quarter. The $16.5 million increase was primarily attributable to increases of $9.7 million in the provision for losses on credit card loans, $1.0 million in the provision for losses on consumer loans and the establishment of a $6.0 million unallocated provision for losses on loans. These increases were partially offset by a $0.2 million decrease in the provision for losses on real estate loans. The higher provisions on credit card and consumer loans resulted from increased charge-offs of such loans over the prior quarter and an increase in the reserve percentages to reflect this recent trend. See "Financial Condition - Asset Quality - Allowances for Losses."

OTHER INCOME. The increase in other (non-interest) income to $96.9 million in the 1996 quarter from $68.1 million in the 1995 quarter was primarily attributable to increases in credit card fees, loan and deposit ser vicing fees, gain on sales of loans and other income. The positive effect of these items on other income was partially offset by an increase in loss on real estate held for investment or sale.

Credit card fees, consisting primarily of membership fees, late charges, cash advance charges and overlimit fees increased to $7.9 million in the 1996 quarter
from $2.5 million in the 1995 quarter.   The $5.4 million (or 215.3%) increase
was primarily attributable to the impact of recent changes in the fee structure for the Bank's credit card program.

An increase of $13.3 million in excess spread income and $5.1 million of servicing fees earned by the Bank for servicing its portfolios of securitized credit card loans contributed to an increase of $19.8 million (or 34.1%) in loan and deposit servicing fees. Such excess spread income and servicing fees have increased in recent periods as a result of greater securitization activity by the Bank. The increase in loan and deposit servicing fees also reflected a $1.6 million increase in mortgage loan servicing fee income resulting from the acquisition of servicing rights and retention of servicing rights related to loans sold as part of the Bank's mortgage banking operations.

Gain on sales of loans increased $7.4 million primarily as a result of a $2.7 million and a $9.5 million gain on the securitization and sale of $227.7 million of automobile loans and $153.5 million of home loans in the 1996 quarter, respectively, compared to a $4.0 million gain on the securitization and sale of $252.2 million of automobile loans in the 1995 quarter.

Other income increased $6.7 million primarily because of the establishment of a valuation allowance on an office building, which offset other income, during the 1995 quarter. A $6.2 million valuation allowance, previously established as an allowance against an REI property, was transferred with such property to property and equipment.

The $11.0 million increase in loss on real estate held for investment or sale was primarily attributable to a decrease of $5.6 million in the gain recorded on sales of the Bank's REO properties, an increase of $5.0 million in the provision for losses on such assets and a decrease of $0.4 million in the operating income generated by the REO properties. See "Financial Condition - Asset Quality - Allowance for Losses."

OPERATING EXPENSES. Operating expenses for the 1996 quarter increased $12.6 million (or 16.4%) from the level in the 1995 quarter, largely as a result of the Bank's credit card lending program. The main components of the higher operating expenses were increases in salaries and employee benefits, loan and marketing expenses. The $4.5 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card, consumer lending and branch operations. The $3.5 million increase in loan expenses was primarily attributable to an increase in the amortization of capitalized mortgage servicing rights, which resulted from acquisitions of single-family residential mortgage servicing rights in recent periods, and a $1.1 million valuation allowance against its mortgage servicing rights recorded during the 1996 quarter. The $2.8 million increase in marketing expenses was principally attributable to a $2.1 million increase in marketing expenses associated with the credit card portfolio as the Bank continues to focus on increased originations of such loans.

RESULTS OF OPERATIONS

NINE MONTHS ENDED JUNE 30, 1996 COMPARED TO NINE MONTHS ENDED JUNE 30, 1995

OVERVIEW. The Bank recorded pre-tax income of $67.6 million and net income of $39.8 million for the nine months ended June 30, 1996 (the "1996 period"), compared to pre-tax income of $41.4 million and net income of $27.9 million for the nine months ended June 30, 1995 (the "1995 period"). The increase in income for the 1996 period was primarily attributable to a $75.9 million increase in other (non-interest) income resulting primarily from an increase in loan and deposit servicing fees and a $14.2 million increase in net interest income before the provision for loan losses. These increases were partially offset by a $38.7 million increase in operating expenses and a $35.0 million increase in the provision for loan losses.

NET INTEREST INCOME. Net interest income, before the provision for loan losses, increased $14.2 million (or 10.9%) in the 1996 period. The Bank would have recorded interest income of $6.1 million for the 1996 period if the Bank's non-accrual assets and restructured loans had been current in accordance with their original terms. Interest income of $0.7 million was actually recorded on non-accrual assets and restructured loans for the 1996 period. The Bank's net interest income in future periods will continue to be adversely affected by the Bank's non-performing assets. See "Financial Condition - Asset Quality - Non-Performing Assets."

The following table sets forth, for the periods indicated, information regarding the total amount of income from interest-earning assets and the resulting yields, the interest expense associated with interest-bearing liabilities, expressed in dollars and rates, and the net interest spread and net yield on interest-earning assets.

                         NET INTEREST MARGIN ANALYSIS
                         ----------------------------
                            (DOLLARS IN THOUSANDS)
================================================================================

                                                                         Nine Months Ended June 30,
                                                ------------------------------------------------------------------------
                                                               1996                                1995
                                                ----------------------------------  ------------------------------------
                                                  Average                  Yield/    Average                     Yield/
                                                  Balances      Interest    Rate     Balances      Interest       Rate

                                                ------------  -----------  -------  -------------   ----------   -------
Assets:
  Interest-earning assets:
    Loans receivable, net (1)                   $  2,875,952  $   231,571   10.74%   $  2,992,253   $  216,720     9.66%
    Mortgage-backed securities                       803,789       36,966    6.13       1,002,104       46,257     6.15
    Securities purchased under agreements
     to resell and federal funds sold                221,557        9,144    5.50          60,974        2,590     5.66
    Trading securities                                12,367          640    6.90           3,597          220     8.15
    Investment securities                              4,782          171    4.77           4,401          146     4.42
    Other interest-earning assets                    166,874        5,637    4.50         123,730        4,293     4.63
                                                ------------  -----------           -------------   ----------
      Total                                        4,085,321      284,129    9.27       4,187,059      270,226     8.61
                                                              -----------  -------                  ----------   -------
Noninterest-earning assets:
  Cash                                               160,496                              128,581
  Real estate held for investment or sale            169,164                              310,757
  Property and equipment, net                        188,078                              146,390
  Cost in excess of net assets acquired,  net         43,148                               47,216
  Other assets                                       240,153                              146,209
                                                ------------                         ------------
      Total assets                              $  4,886,360                         $  4,966,212
                                                ============                         ============

Liabilities and stockholders' equity:
  Interest-bearing liabilities:
    Deposit accounts:
      Demand deposits                           $    914,928       17,781    2.59    $    874,404       17,756     2.71
      Savings deposits                               939,103       23,758    3.37       1,081,504       27,063     3.34
      Time deposits                                1,279,248       53,172    5.54         942,173       34,920     4.94
      Money market deposits                          985,186       28,622    3.87       1,095,108       32,518     3.96
                                                ------------  -----------           -------------   ----------
      Total deposits                               4,118,465      123,333    3.99       3,993,189      112,257     3.75
    Borrowings                                       306,371       17,137    7.46         548,146       28,480     6.93
                                                ------------  -----------           -------------   ----------
      Total                                        4,424,836      140,470    4.23       4,541,335      140,737     4.13
                                                              -----------  -------                  ----------   -------
  Noninterest-bearing items:
    Noninterest-bearing deposits                      71,332                               70,973
    Other liabilities                                 55,699                               60,620
    Stockholders' equity                             334,493                              293,284
                                                ------------                         ------------
      Total liabilities and stockholders'
       equity                                   $  4,886,360                         $  4,966,212
                                                ============                         ============
Net interest income                                           $   143,659                           $  129,489
                                                              ===========                           ==========

Net interest spread (2)                                                      5.04%                                 4.48%
                                                                           =======                               =======
Net yield on interest-earning assets (3)                                     4.69%                                 4.12%
                                                                           =======                               =======
Interest-earning assets to interest-bearing
 liabilities                                                                92.33%                                92.20%
                                                                           =======                               =======

--------------------------------------------------------------------------------

(1) Includes loans held for sale and/or securitization. Interest on non-accruing loans has been included only to the extent reflected in the Condensed Consolidated Statements of Operations; however, the loan balance is included in the average amount outstanding until transferred to real estate acquired in settlement of loans.
(2) Equals weighted average yield on total interest-earning assets less weighted average rate on total interest-bearing liabilities.
(3) Equals annualized net interest income divided by the average balances of total interest-earning assets.

The following table presents certain information regarding changes in interest income and interest expense of the Bank during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); changes in rate (change in rate multiplied by old volume); and changes in rate and volume.

                VOLUME AND RATE CHANGES IN NET INTEREST INCOME
                ----------------------------------------------
                                (IN THOUSANDS)
--------------------------------------------------------------------------------

                                                                   Nine Months Ended June 30, 1996
                                                                             Compared to
                                                                   Nine Months Ended June 30, 1995
                                                                         Increase (Decrease)
                                                                         Due to Change in (1)
                                                         ---------------------------------------------------
                                                                                                    Total
                                                            Volume              Rate                Change
                                                         ------------         ---------         ------------
Interest income:
       Loans (2)                                         $    (12,842)        $    27,693       $    14,851
       Mortgage-backed securities                              (9,141)               (150)           (9,291)
       Securities purchased under agreements
       to resell and federal funds sold                         6,677                (123)            6,554
       Trading securities                                         480                 (60)              420
       Investment securities                                       13                  12                25
       Other interest-earning assets                            1,542                (198)            1,344
                                                         -------------        ------------      ------------
         Total interest income                                (13,271)             27,174            13,903
                                                         -------------        ------------      ------------


Interest expense:
       Deposit accounts                                         3,643               7,433            11,076
       Borrowings                                             (14,619)              3,276           (11,343)
                                                         -------------        ------------      ------------
         Total interest expense                               (10,976)             10,709              (267)
                                                         -------------        ------------      ------------


Increase (decrease) in
       net interest income                               $     (2,295)        $    16,465       $    14,170
                                                         =============        ============      ============







--------------------------------------------------------------------------------
(1) The net change attributable to the combined impact of volume and rate has been allocated in proportion to the absolute value of the change due to volume and the change due to rate.
(2)  Includes loans held for sale and/or securitization.

Interest income in the 1996 period increased $13.9 million (or 5.1%) from the level in the 1995 period primarily as a result of higher average yields earned by the Bank on its loan portfolio. Higher average balances of securities purchased under agreements to resell and federal funds sold also contributed to the increase in interest income. The effect on interest income of higher average yields and higher average balances was offset in part by lower average balances of loans receivable and mortgage-backed securities.

The Bank's net yield on interest-earning assets increased to 4.69% in the 1996 period from 4.12% in the 1995 period. The increase primarily reflected the upward adjustment of interest rates on certain of the Bank's adjustable-rate products to reflect the expiration of introductory rates on certain products (principally credit card loans) and higher yields on other consumer loans. The positive effect of the increase on the Bank's net yield was offset in part by increased interest rates on the Bank's interest-bearing liabilities.

Interest income on loans, the largest category of interest-earning assets, increased by $14.9 million (or 6.9%) from the 1995 period primarily because of higher average yields on the loan portfolio, which were partially offset by lower average balances. The average yield on the loan portfolio in the 1996 period increased by 108 basis points (to 10.74% from 9.66%) from the average yield in the 1995 period. The higher yields were primarily due to increases in the average yield on credit card loans from 14.81% to 18.23% and on automobile loans from 7.35% to 11.02%. The increase in the yield on credit card loans was primarily a result of the expiration of promotional introductory rates and was primarily responsible for a $23.3 million (or 21.2%) increase in interest income from credit card receivables. The increase in the yield on automobile loans was primarily due to higher yields earned on loans originated by one of the Bank's operating subsidiaries. Higher average balances of consumer loans other than automobile loans, which increased $102.8 million (or 115.6%), also contributed to the increase in interest income on loans. The increased average balances of other consumer loans resulted primarily from the higher origination volume of home improvement loans during the 1996 period, and was largely responsible for a $9.4 million (or 113.3%) increase in interest income on other consumer loans. The effect on interest income of higher average yields and higher average balances of certain consumer loans was offset in part by a $139.3 million decrease in the average balances of automobile loan receivables due to the securitization and sale of such loans in the amount of $247.6 million and $227.7 million in the December 1995 quarter and the June 1996 quarter, respectively. Interest income on real estate loans decreased $2.3 million primarily as a result of a $55.3 million decrease in the average balances of such loans, which was partially offset by an increase in the average yield to 7.31% from 7.25%.

Interest income on mortgage-backed securities decreased $9.3 million (or 20.1%) primarily because of lower average balances. The reduced mortgage-backed securities balances in the 1996 period reflected the effects of scheduled principal paydowns and unscheduled principal prepayments. The negative effect of the lower average balances was compounded by a decrease in the average interest rates on these securities to 6.13% from 6.15%.

Other interest income increased $7.9 million (or 114.8%) in the 1996 period primarily as a result of higher average balances on securities purchased under agreements to resell and federal funds sold which increased by $160.6 million (or 263.4%) and, to a lesser extent, higher average balances on other interest-earning assets. Higher average yields on such interest-earning assets also contributed to the increased interest income for the current period.

Interest expense decreased $0.3 million for the 1996 period primarily because of a decrease of $241.8 million (or 44.1%) in the average balances of the Bank's borrowings, which resulted in an $11.3 million decrease in interest expense for the 1996 period for such liabilities. The decrease in interest expense on borrowings is primarily a result of an $8.2 million, a $1.7 million and a $1.3 million decrease in interest expense on securities sold under repurchase agreements, Federal Home Loan Bank ("FHLB") advances and bonds payable, respectively. The decrease in interest expense on securities sold under repurchase agreements was primarily a result of a $186.3 million decrease in the average balances of such liabilities as the Bank's deposit base has increased in recent periods. A $33.5 million decline in the average balances of FHLB advances contributed to the $1.7 million decrease in the interest expense on such liabilities. The decrease in interest expense on bonds payable was due to the assumption of bonds payable in April 1995 by the purchaser of two residential apartment buildings that were securing the bonds. The positive effect of such lower average balances was offset in part by an increase in the average borrowing rate (to 7.46% from 6.93%).

The decrease in interest expense on borrowings was partially offset by an $11.1 million increase in interest expense on deposits, the largest category of interest-bearing liabilities. Interest expense on deposits increased primarily as a result of an increase in average rates (to 3.99% from 3.75%), which reflected a shift in the composition of the Bank's deposits to higher yielding certificates of deposit and, to a lesser extent, an increase in average deposit balances of $125.3 million.

PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased to $70.8 million in the 1996 period from $35.8 million in the 1995 period. The $35.0 million increase was primarily attributable to increases of $26.1 million in the provision for losses on credit card loans, $0.5 million in the provision for losses real estate loans, $2.4 million in the provision for losses on other consumer loans and the establishment of a $6.0 million unallocated provision for losses on loans. The higher provisions on credit card and other consumer loans resulted from increased origination volume and increased charge-offs of such loans over the prior period and increased reserve percentages to reflect this recent trend. See "Financial Condition - Asset Quality - Allowances for Losses."

OTHER INCOME. The increase in other (non-interest) income to $252.5 million in the 1996 period from $166.7 million in the 1995 period was primarily attributable to increases in credit card fees, loan and deposit servicing fees, gain on sales of loans and other income. The positive effect of these items on other income was partially offset by an increase in loss on real estate held for investment or sale.

Credit card fees, consisting primarily of membership fees, late charges, cash advance charges and overlimit fees, increased to $18.7 million in the 1996 period from $9.2 million in the 1995 period. The $9.5 million (or 103.1%) increase was primarily attributable to the initial impact of recent changes in the fee structure for the Bank's credit card program.

An increase of $49.9 million in excess spread income and $17.6 million of servicing fees earned by the Bank for servicing its portfolios of securitized credit card loans contributed to an increase of $75.9 million (or 52.3%) in loan and deposit servicing fees. Such excess spread income and servicing fees have increased in recent periods as a result of greater securitization activity by the Bank. The increase in loan and deposit servicing fees also reflected a $3.6 million increase in mortgage loan servicing fee income as the Bank increased the size of its loan servicing portfolio.

Gain on sales of loans increased by $12.4 million primarily from gains of $7.3 million and $9.5 million on the securitization and sale of $475.3 million of automobile loan receivables and $153.5 million of home loan receivables, respectively, during the 1996 period.

Other income increased $8.6 million primarily because of the establishment of a valuation allowance on an office building which offset other income during the 1995 period. A $6.2 million valuation allowance, previously established as an allowance against an REI property, was transferred with such property to property and equipment.

The $22.2 million increase in loss on real estate held for investment or sale was primarily attributable to a decrease of $4.5 million in the equity earnings in partnership income, a decrease of $11.2 million in the gain recorded on sales of the Bank's REO properties, a decrease of $2.4 million in the operating income generated by the REO properties, and an increase of $4.1 million in the provision for losses on such assets. See "Financial Condition - Asset Quality - Allowance for Losses."

OPERATING EXPENSES. Operating expenses for the 1996 period increased $38.7 million (or 17.7%) from the level in the 1995 period, largely as a result of the continued expansion of the Bank's credit card lending program. The main components of the higher operating expenses were increases in salaries and employee benefits, loan, data processing and other operating expenses. The $14.6 million increase in salaries and employee benefits resulted primarily from the addition of staff to the Bank's credit card, consumer lending and branch operations. The $9.5 million increase in loan expenses was primarily attributable to an increase in the amortization of capitalized mortgage servicing rights, which resulted from acquisitions of single-family residential mortgage servicing rights in recent periods, and a $1.8 million valuation allowance against mortgage servicing rights. The $5.6 million increase in data processing expense was principally attributable to an increase in the number of credit card accounts outstanding and the activity generated by such accounts during the 1996 period. The $4.8 million increase in other operating expenses resulted primarily from an increases in credit card fraud losses, telecommunications expenses and other expenses recorded during the current period. During the 1996 period, management changed its policy regarding the recognition of fraud losses, which had the effect of increasing such losses by $3.6 million.

                          PART II.  OTHER INFORMATION

ITEM 6A. EXHIBITS

Exhibits required by Item 601 of Regulation S-K are set forth below.

Exhibit
  No.           Exhibit
-------         -------
  11            Computation of Earnings Per Share Included in Part I, Item 1 of
                this report

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                                  SIGNATURES


Pursuant to the requirements of Section 563g.18 of the Rules and Regulations for Savings Associations, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            CHEVY CHASE BANK, F.S.B.



August 8, 1996             By:   /s/ ALEXANDER R. M. BOYLE
                                ------------------------------
                                Alexander R. M. Boyle
                                Vice Chairman of the Board


August 8, 1996             By:   /s/ STEPHEN R. HALPIN, JR.
                                ----------------------------------
                                Stephen R. Halpin, Jr.
                                Executive Vice President and
                                Chief Financial Officer
                                (Principal Financial Officer)


August 8, 1996             By:   /s/ JOEL A. FRIEDMAN
                                ------------------------------------
                                Joel A. Friedman
                                Senior Vice President and Controller
                                (Principal Accounting Officer)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................    1
Risk Factors...............................................................   10
The Company................................................................   17
Use of Proceeds............................................................   18
Capitalization.............................................................   19
Business and Strategy......................................................   20
Management.................................................................   34
Certain Transactions Constituting the Formation............................   37
Description of Series A Preferred Shares...................................   40
Description of Capital Stock...............................................   45
Federal Income Tax Considerations..........................................   48
ERISA Considerations.......................................................   57
Certain Information Regarding the Bank.....................................   59
Underwriting...............................................................   73
Experts....................................................................   74
Ratings....................................................................   74
Legal Matters..............................................................   74
Available Information......................................................   74
Glossary...................................................................   75
Financial Statement........................................................  F-1
Annex I--Offering Circular for Bank
 Preferred Shares.......................................................... OC-1

                               ----------------

 THROUGH AND INCLUDING DECEMBER 21, 1996 (THE 25TH DAY AFTER THE COMMENCEMENT OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                   CHEVY CHASE PREFERRED CAPITAL CORPORATION

                             10 3/8% NONCUMULATIVE
                                 EXCHANGEABLE
                           PREFERRED STOCK, SERIES A
                   (LIQUIDATION PREFERENCE $50.00 PER SHARE)
                       EXCHANGEABLE INTO PREFERRED STOCK
                                      OF
                           CHEVY CHASE BANK, F.S.B.


                               ----------------

                                  PROSPECTUS

                               ----------------


                              MERRILL LYNCH & CO.

                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                               SMITH BARNEY INC.

                               NOVEMBER 26, 1996


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------